

百勝
YumChina

Growth
Innovation
Agility

KFC
必胜客
TACO BELL
LAVAZZA
TORINO, ITALIA, 1895

2022
ANNUAL REPORT













KFC 必胜客 TACO BELL 黄記煌 LAVAZZA TORINO, ITALIA, 1895 烧范儿



Joey Wat
Chief Executive Officer

Dear Stockholders,

2022 brought us unprecedented challenges. In just 12 months, we managed sporadic COVID outbreaks, entire city lockdowns, nationwide infections, and the sudden lifting of COVID-related restrictions. Yet throughout this trying period, we outperformed the restaurant industry in China, overcoming challenges with **resilience**, **agility**, and **innovations**.

We delivered total revenue of $9.57 billion for the full year, a 3% decline year over year in reported currency, or a 1% increase at constant foreign exchange rates. Despite the deleveraging impact from our top-line, we managed to increase our restaurant margin to 14.1%, leveraging multiple cost initiatives in materials, labor, rental, etc. We generated $1.41 billion in cash flows from operations and $734 million in free cash flow. Our strong balance sheet enabled us to return $668 million to shareholders in cash dividends and share repurchases. We continued to **expand aggressively**, opening 1,159 net new stores in 2022. Total store count reached 12,947 units at year end.

1,159	**$ 9.57** billion	**$ 442** million	**$ 734** million
Net New Stores	Total Revenues	Net Income	Free Cash Flow*

This seems to me to be an opportune time to reflect on how we fared during the pandemic, why, and what we might learn about how we should adapt our strategies as the environment turns more benign.

My key learnings are that 1) we are emerging from the pandemic in a much-strengthened competitive position; 2) we are doing so partly because of the decisions taken and extraordinary efforts exerted by Yum China teams over the past three years, and partly because of key capabilities built over the several preceding years; and 3) we are well positioned to grow – profitably and with compounding competitive advantage, to capture the ample opportunities that China's rapidly reviving prosperity will afford us.

* Net cash from operating activities minus capital expenditure



KFC

KFC
HAPPY
BIRTHDAY
35周年
蛋糕欢享三人餐

LAVAZZA

TACO BELL

1,500+ **new and upgraded products launched in 2020-2022**









Pizza Hut
必胜客

K
COFFEE

Reflection

The resilience Yum China displayed during the pandemic did not emerge suddenly when called for; rather, it resulted from many years of capability building and culture shaping. Important steps that come to mind are:

- It all starts with the food – **delicious, innovative and fairly-priced food** is the irreducible minimum of any restaurant operation. Upgrading our offering was the first step in turning around KFC in the past and Pizza Hut more recently. We ended up building an innovation machine that keeps our menus fresh to this day. In the past three years, we launched over 1,500 new and upgraded products. Examples include Juicy whole chicken and Wagyu/Angus beef burger at KFC, and Durian pizza at Pizza Hut.

- We made significant investments in digital technology to improve operating transparency and efficiency. **Digital capability** has also suffused and transformed many facets of the company, from our supply chain to our kitchens to our customer-facing apps and screens. AI-powered smart ordering, real time inventory management, dynamic delivery coverage, robotic servers . . . the list goes on and on.

- We opened new logistics centers (bringing our total to 33) to further increase our flexibility, and invested in our **supply chain** management system to make it more robust. When the Shanghai lockdown cut off truck access, we added rail and sea freight to ensure distribution of key supplies. Our store inventory system afforded us the visibility to enable real-time sales forecasting and smart inventory replenishment. These capabilities helped lessen disruptions even during lockdowns and minimize wastage.





KFC
宝可梦
可达鸭
音乐盒
Pokemon–Psyduck Music Box

必胜邀约
风起之旅
联动套餐内容说明
Genshin Impact Campaign

- We led with our **humanity** and reinforced a strong set of values embracing a genuine caring for our employees, customers, and our communities. While we did so without expectation of return, it paid off handsomely. Early on, we fed hospital workers and the neediest for free; the goodwill generated helped us keep many stores open. We doubled down on our commitment to our people, determining to lay no one off, increasing the medical coverage for eligible staff and their families, and provided them with food and medical supplies during lockdowns. Our employees reciprocated with fierce commitment to the company, exerting heroic efforts throughout the pandemic, and especially during lockdowns.

2020-2022 were difficult years for everyone especially for restaurant companies. But at Yum China, we were profitable all twelve quarters, and we improved every aspect of our competitiveness. We did so by staying nimble, by exercising creativity and discipline. Here are just a few of the highlights:

- We **adapted our operations** to meet consumers where they were. As dine-in traffic was severely impacted, we pivoted quickly to off-premises alternatives, which now represent around two-thirds of our sales. **Delivery** grew from approximately 20% of sales in 2019 to 39% in 2022; **digital ordering** reached 89%. Our earlier investments in digital were critical enablers. Innovation also played a key role: we launched new retail packaged food to capture at-home demand, and community purchasing during the Shanghai lockdown. At one point during the Shanghai city-wide lockdown, we achieved 40-50% of pre-lockdown sales with just 10-15% of our stores operating.




百胜中国 感恩有你


一起加油
肯德基与爱为邻抗震救灾加油!


大单专送
共抗疫情
百胜与您
在一起
大单需求 准时安心送达
4008 209 923

Integrated Community Purchasing for all Yum China brands

Delivery Mix

% of Company sales[1]


~20%
~39%
2019
2022

Digital Orders

% of Company sales[1]


~55%
~89%
2019
2022

[1] Includes KFC and Pizza Hut.

- By **rebasing cost structures** and implementing austerity measures, we cushioned shocks created by the volatile market situation. We optimized labor scheduling and leveraged technologies to improve productivity. We reduced our "occupancy & other" costs by securing more favorable lease terms, moving to variable rent arrangements and reducing capex per store (and thus depreciation) on new builds and remodels.

- We designed **a broad range of store formats** to suit local conditions, which allowed us to optimize store size, reduce the upfront investment cost and streamline operations. This led to **healthy new store paybacks**, enhanced restaurant margins – and the capacity and appetite to **up the pace of growth**. Plus, the introduction of smaller store formats allowed us to accommodate the growth of delivery and takeaway. We increased our store count by about 40% (3,800 net new stores), while closing around 1,000 less productive locations, from 2020 to 2022.

Over the last three years, we have capitalized on our relative strength, built our competitive position and laid the foundation for a future of sustained profitable growth. At the same time we returned over $1 billion through share repurchases and dividends to our shareholders. We also rewarded our shareholders with leading total shareholder returns ("TSR") relative to the constituents of the MSCI China Index and MSCI China Consumer Discretionary Index, as well as by outperforming the TSR of the S&P 500 Consumer Discretionary Index, over the three-year period from 2020 to 2022.

Total Store Count



2019	2020	2021	2022
9,200	10,506	11,788	12,947

+40%
from 2020 to 2022

Looking Ahead

It has become clear to us that our **RGM – Resilience, Growth, Moat** – strategy is a winning one. Most of the initiatives we plan for 2023 and beyond envision us continuing on our present path, but at an accelerating rate.

- Our most immediate goal is to **drive sales**. As China recovers from the pandemic, we expect volumes to recover, though perhaps with a different mix between dine-in, takeaway, and delivery than before. We are prepared for whatever shape the post-COVID world may take.

- We will continue to **introduce new, delicious food** with great value-for-money, explore how we can better exploit dayparts, and boost traffic with targeted marketing and promotions.


KFC
Kentucky Fried Chicken


Pizza Hut


拉瓦萨咖啡
LAVAZZA


TACO BELL 塔可钟
TACO BEL


小肥羊


焖着吃真入味儿
黄记煌
三汁焖锅

- We are **targeting 1,100-1,300 net new store** openings for 2023 (footprint growth of ~10%), some to add density in existing cities and some to penetrate into new cities. We see plenty of white space remaining to be filled, and we are confident we can do so profitably.

- We will continue to **invest in digital and supply chain** capabilities to further reinforce our moat and propel growth. We will also carefully evaluate investment opportunities in ESG to drive sustainability.

We are encouraged by early signs of sales recovery during the Chinese New Year holiday, but we believe cautious optimism remains the prudent stance. Macroeconomic headwinds and many challenges still lie ahead. We are well prepared for a wide range of scenarios, both to capitalize on growth opportunities and to mitigate risks as necessary. The road to full recovery may be bumpy and non-linear, but we are ready for it. We are focused on achieving long-term, sustainable and profitable growth for our shareholders and stakeholders.

Thanks to all for your support.

Joey Wat
Chief Executive Officer

"$" refers to U.S. Dollar.
This letter contains "forward-looking statements". We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Refer to page 1 of our Annual Report on Form 10-K for additional information.

This document shall also serve as a circular to holders of the common stock of Yum China Holdings, Inc. for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") (the "Hong Kong Listing Rules").

Warning: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution when dealing in the securities of Yum China Holdings, Inc. If you are in doubt about any of the contents of this document, you should obtain independent professional advice.

Hong Kong Exchanges and Clearing Limited and the Hong Kong Stock Exchange take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.



Yum China Holdings, Inc.

101 East Park Boulevard, Suite 805	**Yum China Building**
Plano, Texas 75074	**20 Tian Yao Qiao Road**
United States of America	**Shanghai 200030**
	People's Republic of China

April 12, 2023

Dear Fellow Stockholders:

We are pleased to invite you to attend the 2023 Annual Meeting of Stockholders of Yum China Holdings, Inc. (the "***Annual Meeting***"). The Annual Meeting will be held on Thursday, May 25, 2023, at 8:00 a.m. local time, at Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong.

The attached notice of Annual Meeting and proxy statement contain details of the business to be conducted at the Annual Meeting. In addition, the Company's 2022 annual report, which is being made available to you along with the proxy statement, contains information about the Company and its performance.

Your vote is important. We encourage you to vote promptly, whether or not you plan to attend the Annual Meeting. You may vote your shares over the Internet or via telephone. If you received a paper copy of the proxy materials, you may complete, sign, date and mail the proxy card in the postage-paid envelope provided.

If you plan to attend the meeting, you may also vote in person. If you hold your shares through a bank, broker or other nominee, you will be required to show the notice or voting instructions form you received from your bank, broker or other nominee or a copy of a statement (such as a brokerage statement or legal proxy) from your bank, broker or other nominee reflecting your stock ownership as of March 27, 2023 in order to be admitted to the meeting. All attendees must bring valid photo identification to gain admission to the meeting. Whether or not you attend the meeting, we encourage you to consider the matters presented in the proxy statement and vote as soon as possible.

Sincerely,

Joey Wat
Chief Executive Officer

Yum China Holdings, Inc.

Notice Of Annual Meeting Of Stockholders

Time and Date:	8:00 a.m. (local time) on Thursday, May 25, 2023
Location:	Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong

Items of Business:

(1) To elect the nine director nominees named in the accompanying proxy statement to serve for a one-year term expiring at the 2024 annual meeting of the Company's stockholders.

(2) To approve and ratify the appointment of KPMG Huazhen LLP and KPMG as the Company's independent auditors for 2023.

(3) To approve, on an advisory basis, the Company's named executive officer compensation.

(4) To approve, on an advisory basis, the frequency of the advisory vote to approve the Company's named executive officer compensation.

(5) To approve, pursuant to the rules of the Hong Kong Stock Exchange, the Board's continuing authority to approve the Company's issuance of shares of its common stock or securities convertible into common stock in an amount not to exceed 20% of the total number of outstanding shares of common stock of the Company as of the date of the Annual Meeting, effective from date of the Annual Meeting until the earlier of the date the next annual meeting is held or June 25, 2024.

(6) To approve, pursuant to the rules of the Hong Kong Stock Exchange, the Board's continuing authority to approve the Company's repurchase of shares of its common stock in an amount not to exceed 10% of the total number of outstanding shares of common stock of the Company as of the date of the Annual Meeting, effective from date of the Annual Meeting until the earlier of the date the next annual meeting is held or June 25, 2024.

(7) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Who Can Vote:	You can vote if you were a stockholder of record as of the close of business on March 27, 2023.
How to Vote:	You may vote over the Internet or via telephone by following the instructions set forth in the accompanying proxy statement. If you received a paper copy of the proxy materials, you may also vote by completing, signing, dating and returning the proxy card. If you attend the Annual Meeting, you may vote in person. ***Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote promptly.***
Date of Mailing:	This notice of Annual Meeting, the accompanying proxy statement and the form of proxy are first being mailed to stockholders on or about April 12, 2023.

By Order of the Board of Directors,



Joseph Chan
Chief Legal Officer

PROXY STATEMENT – TABLE OF CONTENTS

Proxy Statement

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

MEETING INFORMATION

Time and Date: 8:00 a.m. (local time) on Thursday, May 25, 2023

Location: Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong

Record Date: March 27, 2023

HOW TO VOTE

Stockholders of record as of the close of business on March 27, 2023 may vote by using any of the following methods:

Before the Annual Meeting:

- Via **Internet** by following the instructions on *www.proxyvote.com*;

- Via **telephone** by calling 1 (800) 690-6903 (toll-free in the U.S.) and following the instructions provided by the recorded message; or

- Via **mail**, if you received your proxy materials by mail, by completing, signing, dating and mailing the proxy card in the postage-paid envelope provided.

Proxies submitted through the Internet or by telephone as described above must be received by 11:59 a.m. Beijing/Hong Kong time on May 24, 2023 / 11:59 p.m. U.S.

Eastern time on May 23, 2023. Proxies submitted by mail must be received prior to the meeting.

At the Annual Meeting:

If you attend the Annual Meeting, you may vote in person.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy. You may still vote your shares at the Annual Meeting even if you have previously voted by proxy.

If you hold your shares in the name of a bank, broker or other nominee, your ability to vote depends on their voting processes. Please follow the directions of your bank, broker or other nominee carefully.

ITEMS OF BUSINESS

Proposal	Board Voting Recommendation	Page Reference
1. Election of the 9 Director Nominees Named in this Proxy Statement to Serve for a One-Year Term	FOR each nominee	25
2. Approval and Ratification of the Appointment of KPMG Huazhen LLP and KPMG as the Company's Independent Auditors for 2023	FOR	31
3. Advisory Vote on Named Executive Officer Compensation	FOR	33
4. Advisory Vote on the Frequency of the Advisory Vote on Named Executive Officer Compensation	for 1 YEAR	34
5. Authorization to Issue Shares up to 20% of Outstanding Shares	FOR	35
6. Authorization to Repurchase Shares up to 10% of Outstanding Shares	FOR	37

COMPANY OVERVIEW

Yum China Holdings, Inc., a Delaware corporation (the "*Company*," "*we*," "*us*" or "*our*") is the largest restaurant company in China in terms of 2022 system sales. We had $9.6 billion of revenues in 2022 and nearly 13,000 restaurants as of December 31, 2022. Our growing restaurant network consists of our flagship KFC and Pizza Hut brands, as well as emerging brands such as Taco Bell, Lavazza, Little Sheep and Huang Ji Huang. We have the exclusive right to operate and sublicense the KFC, Pizza Hut and, subject to achieving certain agreed-upon milestones, Taco Bell brands in China (excluding Hong Kong, Macau and Taiwan). We own the intellectual property of the Little Sheep and Huang Ji Huang concepts outright.

The Company's common stock is dual-primary listed on the New York Stock Exchange (the "*NYSE*") and on the Main Board of The Stock Exchange of Hong Kong Limited (the "*HKEX*" or "*Hong Kong Stock Exchange*").

Proxy Statement

SUMMARY INFORMATION REGARDING NOMINEES

The following table provides summary information about each of the nominees to our board of directors (the "***Board of Directors***" or the "***Board***").

Name	Age	Director Since	Primary Occupation	Independent	Board Committee Membership as of April 12, 2023			
					A	C	G	F
Fred Hu (Chairman)	59	2016	Chairman and founder of Primavera Capital Group	✓			CC	
Joey Wat	51	2017	Chief Executive Officer of the Company					
Peter A. Bassi	73	2016	Former Chairman of Yum! Restaurants International	✓	CC			X
Edouard Ettedgui	71	2016	Non-Executive Chairman of Alliance Française, Hong Kong	✓		X	X	X
Ruby Lu	52	2016	Venture capitalist	✓		CC	X	
Zili Shao	63	2016	Non-executive Chairman of Fangda Partners	✓	X			CC
William Wang	48	2017	Partner of Primavera Capital Group	✓		X		
Min (Jenny) Zhang	49	2021	Former Vice-chairlady of Huazhu Group Limited	✓	X	X	X	
Christina Xiaojing Zhu . .	50	—	President and Chief Executive Officer of Walmart China	✓				

A – Audit Committee; C – Compensation Committee; G – Nominating and Governance Committee; F – Food Safety and Sustainability Committee; CC – Committee Chair

* Cyril Han is a member of the Audit Committee. Louis T. Hsieh is a member of the Audit Committee and Food Safety and Sustainability Committee. Messrs. Han and Hsieh will not stand for re-election to the Board at the Annual Meeting.

The following charts summarize the diversity of our director nominees.



Age Diversity

22% / 22% / 11% / 45%
■ <50 yrs ■ 50-60 yrs ■ 61-70 yrs ■ >70 yrs



Tenure Diversity

11% / 11% / 56% / 22%
■ <1 year ■ 1-3 yrs ■ 4-6 yrs ■ >6 yrs



Gender Diversity

44% / 56%
■ Male ■ Female

GOVERNANCE HIGHLIGHTS

The Board believes that good corporate governance is a critical factor in achieving business success and in fulfilling the Board's responsibilities to stockholders. The Board believes that its principles and practices align management and stockholder interests. Highlights include:

Director Independence

- Independent Board Chairman
- 8 of 9 director nominees are independent

Director Elections and Attendance

- Annual election of all directors
- Majority voting policy for elections of directors in uncontested elections
- Proxy access for director nominees by stockholders
- 97% director attendance at Board and committee meetings in 2022

Board Refreshment and Diversity

- Board Diversity Policy
- Directors with experience, qualifications and skills across a wide range of public and private companies
- Directors reflect diversity of age, gender, race and nationality
- Average director nominee age of 57 as of April 12, 2023
- Independent and non-management directors may generally not stand for re-election after age 75

Other Governance Practices

- Stockholders holding at least 25% of the Company's outstanding shares have the right to call special meetings
- Active stockholder engagement
- No shareholder rights plan (also known as a poison pill)
- Director and executive officer stock ownership policies
- Policy prohibiting hedging or other speculative trading of Company stock
- Policy regarding resignation if any director experiences a significant change in professional roles and responsibilities
- Board access to senior management and independent advisors

Proxy Statement

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Our Investor Relations website is located at *ir.yumchina.com*. Although the information contained on or connected to our website is not part of this proxy statement, you can view additional information on our website, such as our 2022 annual report, the charters of our Board committees, our Corporate Governance Principles, our Code of Conduct and reports that we file with the Securities and Exchange Commission (the "*SEC*") and the HKEX. Copies of these documents may also be obtained free of charge by writing to Yum China Holdings, Inc., 101 East Park Boulevard, Suite 805, Plano, Texas 75074, or Yum China Holdings, Inc., Yum China Building, 20 Tian Yao Qiao Road, Shanghai 200030 People's Republic of China, Attention: Corporate Secretary.

Proxy Statement

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

The Board of Directors of Yum China Holdings, Inc. solicits the enclosed proxy for use at the Annual Meeting to be held at 8:00 a.m., local time, on Thursday, May 25, 2023 at Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong. This proxy statement contains information about the matters to be voted on at the Annual Meeting and the voting process, as well as information about our directors and most highly paid executive officers.

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will vote on several important Company matters. In addition, our management will report on the Company's performance over the last fiscal year and, following the meeting, respond to questions from stockholders.

Why am I receiving these materials?

You received these materials because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. As a stockholder of record as of the close of business on March 27, 2023, you are invited to attend the Annual Meeting and are entitled to vote on the items of business described in this proxy statement.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

As permitted by SEC rules, we are making this proxy statement and our 2022 annual report available to our stockholders electronically via the Internet. On or about April 12, 2023, we mailed to our stockholders the Notice containing instructions on how to access this proxy statement and our 2022 annual report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you request a copy. The Notice contains instructions on how to access and review all of the important information contained in the proxy statement and the annual report. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

We encourage you to take advantage of the availability of the proxy materials on the Internet in order to help lower the costs of delivery and reduce the Company's environmental impact.

Who may attend the Annual Meeting?

The Annual Meeting is open to all stockholders as of the close of business on March 27, 2023. If you hold your shares through a bank, broker or other nominee, you will be required to show the notice or voting instructions form you received from your bank, broker or other nominee or a copy of a statement (such as a brokerage statement or legal proxy) from your bank, broker or other nominee reflecting your stock ownership as of March 27, 2023 in order to be admitted to the meeting.

All attendees must bring valid photo identification to gain admission to the meeting. Please note that computers, cameras, sound or video recording equipment, large bags, briefcases and packages will not be allowed in the meeting room.

Who may vote?

You may vote if you owned any shares of Company common stock as of the close of business on the record date, March 27, 2023. Each share of Company common stock is entitled to one vote. As of March 27, 2023, there were 418,247,486 shares of Company common stock outstanding.

What am I voting on?

You will be voting on the following six items of business at the Annual Meeting:

- The election of the nine director nominees named in this proxy statement to serve for a one-year term;

- The approval and ratification of the appointment of KPMG Huazhen LLP and KPMG as the Company's independent auditors for 2023;

- The approval, on an advisory basis, of the Company's named executive officer compensation;

- The approval, on an advisory basis, of the frequency of the advisory vote to approve the Company's named executive officer compensation;

- The authorization to issue shares up to 20% of the total number of outstanding shares of common stock of the Company; and

- The authorization to repurchase up to 10% of the total number of outstanding shares of common stock of the Company.

We will also consider other business that properly comes before the meeting.

How does the Board of Directors recommend that I vote?

Our Board of Directors recommends that you vote your shares:

- **FOR** each of the nine nominees named in this proxy statement for election to the Board;

- **FOR** the approval and ratification of the appointment of KPMG Huazhen LLP and KPMG as our independent auditors for 2023;

- **FOR** the proposal on named executive officer compensation;

- for 1 **YEAR** as the frequency of the proposal on named executive officer compensation;

- **FOR** the authorization to issue shares up to 20% of the total number of outstanding shares of common stock of the Company; and

- **FOR** the authorization to repurchase up to 10% of the total number of outstanding shares of common stock of the Company.

Proxy Statement

How do I vote before the Annual Meeting?

There are three ways to vote before the meeting:

- By **Internet**—we encourage you to vote online at *www.proxyvote.com* by following instructions on the Notice or proxy card;

- By **telephone**—you may vote by making a telephone call to 1 (800) 690-6903 (toll-free in the U.S.); or

- By **mail**—if you received your proxy materials by mail, you may vote by completing, signing, dating and mailing the proxy card in the postage-paid envelope provided.

Proxies submitted through the Internet or by telephone as described above must be received by 11:59 a.m. Beijing/Hong Kong time on May 24, 2023 / 11:59 p.m. U.S. Eastern time on May 23, 2023. Proxies submitted by mail must be received prior to the meeting.

If you hold your shares in the name of a bank, broker or other nominee, your ability to vote before the Annual Meeting depends on their voting processes. Please follow the directions of your bank, broker or other nominee carefully.

Can I vote at the Annual Meeting?

Shares registered directly in your name as the stockholder of record may be voted in person at the Annual Meeting. Shares held through a bank, broker or other nominee may be voted in person only if you obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy. You may still vote your shares in person at the Annual Meeting even if you have previously voted by proxy.

If you hold your shares in the name of a bank, broker or other nominee, your ability to vote at the Annual Meeting depends on their voting processes. Please follow the directions of your bank, broker or other nominee carefully.

Can I change my mind after I vote?

If you are a stockholder of record, you may change or revoke any previously cast vote, so long as the new vote or revocation is received before the polls close at the Annual Meeting. You may do this by:

- signing another proxy card with a later date and returning it to us for receipt prior to the Annual Meeting;

- voting again through the Internet or by telephone prior to 11:59 a.m. Beijing/Hong Kong time on May 24, 2023 / 11:59 p.m. U.S. Eastern time on May 23, 2023;

- giving written notice to the Corporate Secretary of the Company prior to the Annual Meeting; or

- voting again at the Annual Meeting.

If you hold your shares in the name of a bank, broker or other nominee, your ability change your vote depends on their voting processes. Please follow the directions of your bank, broker or other nominee carefully.

Who will count the votes?

Representatives of Broadridge Financial Solutions will count the votes and will serve as the independent inspector of election.

What if I return my proxy card but do not provide voting instructions?

If you vote by proxy card, your shares will be voted as you instruct by the individuals named on the proxy card. If you sign and return a proxy card but do not specify how your shares are to be voted, the persons named as proxies on the proxy card will vote your shares in accordance with the recommendations of the Board set forth on page 2.

What does it mean if I receive more than one Notice or proxy card?

If you received more than one Notice or proxy card, it means that you have multiple accounts with brokers and/ or our transfer agent. Please vote all of these shares. We recommend that you contact your broker and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our U.S. transfer agent is Computershare Trust Company, N.A., which may be reached at 1 (877) 854-0865 (U.S.) and 1 (781) 575-3102 (International). Computershare Investor Services Limited, which can be reached at 852-2862-8500 (Hong Kong), acts as our co-transfer agent to maintain the Hong Kong share register.

Will my shares be voted if I do not provide my proxy?

Your shares may be voted on certain matters if they are held in the name of a brokerage firm, even if you do not provide the brokerage firm with voting instructions. Brokerage firms have the authority under NYSE rules to vote shares for which their customers do not provide voting instructions on certain "routine" matters.

The proposal to approve and ratify the appointment of KPMG Huazhen LLP and KPMG as our independent auditors for 2023 is considered a routine matter for which brokerage firms may vote shares for which they have not received voting instructions. The other matters to be voted on at our Annual Meeting are not considered "routine" under applicable rules. When a matter is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that matter, the brokerage firm cannot vote the shares on that proposal. This is called a "broker non-vote."

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting in person or if you properly submit a proxy by Internet, telephone or mail. In order for us to conduct our Annual Meeting, a majority of the shares of Company common stock outstanding as of March 27, 2023 must be present in person or represented by proxy at the Annual Meeting. This is referred to as a "quorum." Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting.

How many votes are needed to elect directors?

You may vote "FOR" each nominee or "AGAINST" each nominee, or "ABSTAIN" from voting on one or more nominees. Unless you mark "AGAINST" or "ABSTAIN" with respect to a particular nominee or nominees or for all nominees, your proxy will be voted "FOR" each of the director nominees named in this proxy statement. In an uncontested election, a nominee will be elected as a director if the number of "FOR" votes exceeds 50% of the number of votes cast with respect to that director's election. Abstentions will be counted as present but not voted. Abstentions and broker non-votes will not affect the outcome of the election of directors. Full details of the Company's majority voting policy are set out in our Corporate Governance Principles and are described under "Governance of the Company— Majority Voting Policy."

How many votes are needed to approve the other proposals?

Proposals 2, 3, 5 and 6 must receive the "FOR" vote of a majority of the shares of our common stock, present in person or represented by proxy, and entitled to vote at the Annual Meeting. For each of these proposals, you may vote "FOR," "AGAINST" or "ABSTAIN." Abstentions will be counted as shares present and entitled to vote at the Annual Meeting. Accordingly, abstentions will have the same effect as a vote "AGAINST" Proposals 2, 3, 5 and 6. Broker non-votes will not be counted as shares present and entitled to vote with respect to the particular matter on which the broker has not voted. Thus, broker non-votes will not affect the outcome of any of these proposals.

For Proposal 4, you may vote for the option of "1 YEAR," "2 YEARS," "3 YEARS" or "ABSTAIN." The frequency that receives the highest number of votes cast will be the stockholders' recommendation as to the frequency of future advisory votes to approve named executive officer compensation. Abstentions will be counted as present but not voted. Abstentions and broker non-votes will not affect the outcome of Proposal 4.

May stockholders ask questions?

Yes. Representatives of the Company will answer stockholders' questions of general interest following the Annual Meeting.

When will the Company announce the voting results?

The Company will announce the voting results of the Annual Meeting on a Current Report on Form 8-K filed with the SEC within four business days of the Annual Meeting. The voting results will also be filed with HKEX simultaneously.

What if other matters are presented for consideration at the Annual Meeting?

The Company knows of no other matters to be submitted to the stockholders at the Annual Meeting, other than the proposals referred to in this proxy statement. If any other matters properly come before the stockholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

GOVERNANCE OF THE COMPANY

The business and affairs of the Company are managed under the direction of the Board of Directors. The Board believes that good corporate governance is a critical factor in achieving business success and in fulfilling the Board's responsibilities to stockholders. The Board believes that its practices align management and stockholder interests.

The corporate governance section of our website makes available certain of the Company's corporate governance materials, including our Corporate Governance Principles, the charters for each committee and our Code of Conduct. To access these documents on our Investor Relations website, *ir.yumchina.com*, click on "About Yum China" and then "Corporate Governance."

Highlights of our corporate governance policies and practices are described below.

| *Director Independence* | • Independent Board Chairman |
| | • 8 of 9 director nominees are independent |

Director Elections and Attendance	• Annual election of all directors
	• Majority voting policy for elections of directors in uncontested elections
	• Proxy access for director nominees by stockholders
	• 97% director attendance at Board and committee meetings in 2022

Board Refreshment and Diversity	• Board Diversity Policy
	• Directors with experience, qualifications and skills across a wide range of public and private companies
	• Directors reflect diversity of age, gender, race and nationality
	• Average director nominee age of 57 as of April 12, 2023
	• Independent and non-management directors may generally not stand for re-election after age 75

Other Governance Practices	• Stockholders holding at least 25% of the Company's outstanding shares have the right to call special meetings
	• Active stockholder engagement
	• No shareholder rights plan (also known as a poison pill)
	• Director and executive officer stock ownership policies
	• Policy prohibiting hedging or other speculative trading of Company stock
	• Policy regarding resignation if any director experiences a significant change in professional roles and responsibilities
	• Board access to senior management and independent advisors

Proxy Statement

What is the composition of the Board of Directors and how often are members elected?

Our Board of Directors presently consists of 10 directors, eight of whom are standing for re-election at the Annual Meeting. Each director is elected for a one-year term. Two of our current directors, Cyril Han and Louis T. Hsieh, will not stand for re-election at the Annual Meeting. The Company thanks Messrs. Han and Hsieh for their service as members of our Board. Christina Xiaojing Zhu is standing for election for the first time at the Annual Meeting. The Board has determined to reduce the number of directors constituting the Board from 10 to nine following the Annual Meeting. Proxies may not be voted for more than nine persons in the election of directors.

How often did the Board meet in 2022?

Directors are expected, absent extraordinary circumstances, to attend all Board meetings and meetings of committees on which they serve. Our Board met 7 times and the committees collectively met 25 times during 2022. In 2022, overall attendance at Board and committee meetings was 97% and all directors attended at least 75% of the aggregate total of meetings of the Board and committees on which the director served. Our independent directors meet privately in executive session without management present at each regularly scheduled Board meeting. Our independent Chairman leads these Board executive sessions.

What is the Board's policy regarding director attendance at the Annual Meeting?

All directors are encouraged to attend the Annual Meeting. All incumbent directors attended the 2022 annual meeting of the Company's stockholders.

How are director nominees selected?

The Nominating and Governance Committee is responsible for recommending director candidates to the full Board for nomination and election at the annual meetings of stockholders. The Nominating and Governance Committee's charter provides that it may retain third-party search firms to identify candidates from time to time. When the Nominating and Governance Committee engages a search firm, it provides the firm with guidance as to the skills, experience and qualifications that it is seeking in potential candidates, which may include, among other things, new directors who would contribute to the collective diversity of the Board. After conducting skills mapping and interviewing candidates, the search firm then provides a candidate list to the Nominating and Governance Committee. The Nominating and Governance Committee then interviews the candidates before any candidate is submitted to the full Board for approval.

After considering and evaluating a number of highly qualified candidates, the Nominating and Governance Committee recommended to the Board that Christina Xiaojing Zhu be nominated to stand for election by our stockholders at the Annual Meeting.

The Nominating and Governance Committee will also consider director candidates recommended by stockholders or other sources in the same manner as nominees identified by the Committee. For a stockholder to submit a candidate for consideration by the Nominating and Governance Committee, a stockholder must notify the Company's Corporate Secretary by mail at Yum China Holdings, Inc., 101 East Park Boulevard, Suite 805, Plano, Texas 75074 or at Yum China Holdings, Inc., Yum China Building, 20 Tian Yao Qiao Road, Shanghai 200030, People's Republic of China.

In accordance with the Corporate Governance Principles, our Board seeks members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Directors should have experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated, and are selected based upon contributions they can make to the Board and management. The Nominating and Governance Committee seeks to complete customary vetting procedures and background checks with respect to individuals suggested for potential Board membership by stockholders of the Company or other sources. We believe that each of our directors and director nominees has met the guidelines set forth in the Corporate Governance Principles.

The Company is party to a shareholders agreement with Primavera Capital Group ("*Primavera*"), and API (Hong Kong) Investment Limited, an affiliate of Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (currently known as Ant Group Co., Ltd., "*Ant Group*") pursuant to which Primavera has identified two director designees, Dr. Fred Hu and Mr. William Wang.

What are the director nominees' qualifications and skills?

As listed below, our director nominees have experience, qualifications and skills across a wide range of public and private companies spanning many different industries, possessing a broad spectrum of experience both individually and collectively. They possess a diverse mix of regional, industry and professional expertise.

	Executive Leadership	Industry	Information Technology	Regional (China/Asia Pacific)	Public Company Board
Fred Hu	✓		✓	✓	✓
Joey Wat	✓	✓	✓	✓	✓
Peter A. Bassi	✓	✓			✓
Edouard Ettedgui	✓	✓		✓	✓
Ruby Lu	✓		✓	✓	✓
Zili Shao	✓			✓	✓
William Wang	✓		✓	✓	✓
Min (Jenny) Zhang	✓	✓	✓	✓	✓
Christina Xiaojing Zhu	✓	✓	✓	✓	✓

How does the composition of our Board reflect diversity?

The Nominating and Governance Committee seeks to recommend nominees that bring a unique perspective to the Board in order to contribute to the collective diversity of the Board. The Board believes that having directors of diverse backgrounds helps the Board better oversee the Company's management and operations and assess risk

and opportunities for the Company's business model from a variety of perspectives. Under our Board Diversity Policy, diversity is broadly construed to mean a variety of perspectives, skills, personal and professional experiences and backgrounds, and other characteristics represented in both visible and non-visible ways that include, but are not

Proxy Statement

Proxy Statement

limited to, age, gender, race and nationality. As a part of the director nominating process, the Nominating and Governance Committee considers several factors to ensure the entire Board collectively embraces a wide variety of characteristics. Each director nominee will generally exhibit different and varying degrees of these characteristics. With respect to the Company's current slate of director nominees, the Company also benefits from the diversity inherent from differences in Board member age, gender, race and nationality. Forty-four percent of director nominees are women.

Can stockholders nominate directors for election to the Board?

Yes, under our Amended and Restated Bylaws (the "*Bylaws*"), stockholders may nominate persons for election as directors at an annual meeting by following the procedures described under "Additional Information."

What is the Board's leadership structure?

Our Board is currently led by an independent Chairman, Dr. Fred Hu. Our Board believes that Board independence and oversight of management are effectively maintained through a strong independent Chairman and through the Board's composition, committee system and policy of having regular executive sessions of non-management directors, all of which are discussed below this section. Further, separating the Chairman and Chief Executive Officer roles enables the Chairman to focus on corporate governance matters and the Chief Executive Officer to focus on the Company's business. We find that this structure works well to foster an open dialogue and constructive feedback among the independent directors and management. It further allows the Board to effectively represent the best interests of all stockholders and contribute to the Company's long-term success.

To promote effective independent oversight, the Board has adopted a number of governance practices discussed below.

What are the Company's governance policies and ethical guidelines?

- **Board Committee Charters.** The Audit Committee, Compensation Committee, Nominating and Governance Committee and Food Safety and Sustainability Committee of the Board of Directors operate pursuant to their respective written charters. These charters were approved by the Board of Directors and are reviewed annually by the respective committees. Each charter is available on the Company's website at *ir.yumchina.com.*

- **Governance Principles.** The Board of Directors has adopted Corporate Governance Principles, which are intended to embody the governance principles and procedures by which the Board functions. These principles are available on the Company's website at *ir.yumchina.com.*

- **Ethical Guidelines.** Yum China's Code of Conduct was adopted to emphasize the Company's commitment to the highest standards of business conduct. The Code of Conduct also sets forth information and procedures for employees to report ethical or accounting concerns, misconduct or violations of the Code of Conduct in a confidential manner. The Code of Conduct applies to all directors and employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. All employees of the Company are required, on an annual basis, to complete the Yum China Code of Conduct Questionnaire and certify in writing that they have read and understand the Code of Conduct. The Code of Conduct is available on the Company's website at *ir.yumchina.com*. The Company intends to post amendments to or waivers from the Code of Conduct (to the extent applicable to directors or executive officers and required by the rules of the SEC, NYSE or HKEX) on this website.

- **Conflicts of Interest Policy Applicable to Directors.** As set out in Yum China's Code of Conduct, Yum China's conflicts of interest policy with respect to directors is designed to ensure adequate disclosure and consideration of the types of conflict of interest situations that are reasonably likely to be of concern to the Company.

Accordingly, directors are required to disclose to the Company all potential conflict of interest situations that could reasonably be expected to impact the independence and judgment of directors in performing their duties as members of the Board of Directors of the Company. Such disclosures are required to be made by the director at such time and in such manner as to provide adequate notice and sufficient information to the Company to enable the Company to fully and adequately consider the relevant facts and circumstances related to the potential conflict of interest and to determine the actions, if any, that should be taken to resolve such potential conflict of interest.

The Company's governance policies are compliant with applicable rules and regulations of both the NYSE and the HKEX.

What other significant Board governance practices does the Company have?

- **Annual Election of Directors.** In accordance with our Amended and Restated Certificate of Incorporation, our directors are elected to serve a one-year term and until their successors are elected and qualified or until their earlier death, resignation or removal.

- **Role of Lead Director.** Our Corporate Governance Principles require the independent directors to appoint a Lead Director when the Chairman does not qualify as independent in accordance with the applicable rules of the NYSE. The Company currently does not have a Lead Director because the Chairman of the Board is independent.

- **Executive Sessions.** Our independent and non-management directors meet regularly in executive session. The executive sessions are attended only by the independent and non-management directors and are presided over by the independent Chairman. Our independent directors also meet in executive session at least once per year.

- **Board and Committee Evaluations.** The Board recognizes that a thorough, constructive evaluation process enhances our Board's effectiveness and is an essential element of good corporate governance. Each year, the Nominating and Governance Committee oversees the design and implementation of the evaluation process, focused on the Board's contribution to the Company and on areas in which the Board believes a better contribution could be made. In addition, each of the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Food Safety and Sustainability Committee also conducts a similar annual self-evaluation pursuant to their respective charters. Written questionnaires completed by each director, as well as discussions with selected directors, solicit feedback on a wide range of issues, including Board/committee composition and leadership, meetings, responsibilities and overall effectiveness. A summary of the Board and committee evaluation results is discussed with the Board and with the respective committees, and policies and practices are updated in response to the evaluation results. Director suggestions for improvements to evaluation questionnaires and processes are considered for incorporation for the following year.

- **Retirement Policy.** Pursuant to our Corporate Governance Principles, independent or non-management directors may not stand for re-election to the Board after they have reached the age of 75, unless the Board unanimously elects to have the director stand for re-election.

- **Limits on Director Service on Other Public Company Boards.** Our Corporate Governance Principles provide that directors may serve on no more than four other public company boards. The Company's Chief Executive Officer, if a director, may serve on no more than one other public company board. All directors are expected to advise the Chairman and the Chair of the Nominating and Governance Committee prior to accepting any other public company directorship or any assignment to the audit committee or compensation committee of other public company boards.

- **Majority Voting Policy.** Our Bylaws require majority voting for the election of directors in uncontested elections. This means that director nominees in an uncontested election for directors must receive a number of votes "FOR" their election in excess of 50% of the number of votes cast with respect to that director's election. The Corporate Governance Principles further provide that any incumbent director who does not receive a majority of "FOR" votes will promptly tender to the Board his or her resignation from the Board. The resignation will specify that it is effective upon the Board's acceptance of the resignation. The Board will, through a process managed by the Nominating and Governance Committee and excluding the nominee in question, accept or reject the resignation and publicly disclose the Board's decision regarding the resignation and the rationale behind the decision within 90 days from the date of the certification of the election results.

- **Access to Management and Employees.** Our directors have complete and open access to senior members of management. Our Chief Executive Officer invites key employees of the Company to attend Board sessions at which the Chief Executive Officer believes they can meaningfully contribute to Board discussion.

- **Access to Outside Advisors.** The Board and Board committees have the right to consult and retain independent legal and other advisors at the expense of the Company. The Audit Committee has the sole authority to appoint and replace the independent auditors, subject to stockholder approval. The Compensation Committee has the sole authority to retain any advisor to assist it in the performance of its duties, after taking into consideration all factors relevant to the advisor's independence from management. The Nominating and Governance Committee has the sole authority to retain search firms to be used to identify director candidates. The Food Safety and Sustainability Committee has the authority to consult and retain any advisor to assist it in connection with the exercise of its responsibilities and authority.

What is the Board's role in risk oversight?

The Board maintains overall responsibility for overseeing the Company's risk management framework. The Board regularly reviews risks that may be material to the Company. In furtherance of its responsibility, the Board has delegated specific risk-related responsibilities to the Audit Committee, the Compensation Committee and the Food Safety and Sustainability Committee.

The Board and its committees consult with external advisors and internal experts regarding anticipated future threats, trends and risks that may be applicable to our Company, our industry and our operations.

Audit Committee

The Audit Committee engages in substantive discussions with management regarding the Company's major risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies. Our Head of Corporate Audit reports directly to the Audit Committee, as well as our Chief Financial Officer. The Audit Committee also receives reports at committee meetings regarding legal and regulatory risks from management and meets periodically in separate executive sessions with our independent auditors and our Head of Corporate Audit. The Audit Committee periodically provides a summary to the full Board of the risk areas reviewed together with any other risk-related subjects discussed at the Audit Committee meeting. Alternatively, the Board may review and discuss directly with management the major risks arising from the Company's business and operations.

The Company also maintains the Compliance Oversight Committee, a management-level committee, which is co-chaired by the Chief Legal Officer and the Chief Financial Officer of the Company and comprised of leaders from multiple functions. The Compliance Oversight Committee meets regularly to monitor and review the implementation of the Company's compliance programs. The Chief Legal Officer reports regularly to the Audit Committee on the Company's key risk areas and compliance programs.

Compensation Committee

The Compensation Committee considers the risks that may be implicated by our compensation programs through a risk assessment conducted by management and reports its conclusions to the full Board. This oversight helps ensure the Company's compensation programs align with the Company's goals and compensation philosophies and, along with other factors, operate to mitigate against the risk that such programs would encourage excessive or inappropriate risk-taking.

Food Safety and Sustainability Committee

The Food Safety and Sustainability Committee assists the Board in its oversight of the Company's practices, policies, procedures, strategies and initiatives relating to the protection of food safety. The Committee monitors trends, issues and concerns affecting the Company's food safety practices, and the risks arising therefrom, in light of the Company's overall efforts related to food safety.

The Food Safety and Sustainability Committee also assists the Board in its oversight of the Company's practices, policies, procedures, strategies and initiatives relating to sustainability, including environmental, supply chain and food nutrition and health. The Committee monitors trends, issues and concerns affecting the Company's sustainability practices, policies, procedures, strategies and initiatives.

How does the Board oversee food safety risk?

The Board and the Food Safety and Sustainability Committee are involved in oversight of the Company's food safety risk. The Food Safety and Sustainability Committee assists the Board in the oversight of food safety risk and regularly receives reports from management in connection with the Company's practices, procedures, strategies and initiatives relating to food safety and the risks arising therefrom. The Board and the Food Safety and

Sustainability Committee also monitor and evaluate significant changes in regulatory requirements on food safety, material food safety incidents that could potentially affect the Company, as well as any severe public health situations, including the COVID-19 pandemic, that could adversely affect the Company's business and operations.

How does the Board oversee cybersecurity risk?

The Board and the Audit Committee are involved in oversight of the Company's cybersecurity risk. The Audit Committee assists the Board in the oversight of cybersecurity and other technology risks, discusses with management cybersecurity risk mitigation and incident management, and reviews management reports regarding the Company's cybersecurity governance processes, incident response system and applicable cybersecurity laws, regulations and standards, status of projects to strengthen internal cybersecurity, the evolving threat environment, vulnerability assessments, specific cybersecurity incidents and management's efforts to monitor, detect and prevent cybersecurity threats.

The Company's cybersecurity programs are regularly reviewed, internally or externally by independent third parties, against established regulatory and industry standards. The Company has maintained ISO/IEC 27001:2013 certification since 2018 for certain online business. We incorporate regular information security training as part of our employee education and development program. To its knowledge, the Company has not experienced a significant cybersecurity breach within the last three years. The Company maintains cybersecurity insurance as part of its overall insurance portfolio.

How does the Board oversee sustainability risk?

The Company strives to establish a responsible ecosystem by building sustainable restaurants, creating a sustainable supply chain with partners, and building sustainable communities with all stakeholders. The Company has established sustainability management mechanisms all the way from the Board to the frontline restaurant teams. At the Board level, the Food Safety and Sustainability Committee assists the Board in its oversight of the Company's practices, policies, procedures, strategies and initiatives relating to sustainability, including environmental, supply chain and food nutrition and health. The Food Safety and Sustainability Committee monitors trends, issues and concerns affecting the Company's sustainability practices, policies, procedures, strategies and initiatives. The Food Safety and Sustainability Committee obtains reports from management as the Committee deems necessary or desirable. The Company has also established a Sustainability Committee comprised of selected leadership team members, the sustainability officer, and cross-functional teams. The Sustainability Committee members meet quarterly to track the implementation of material topics, evaluate sustainability risks, and develop risk management strategies and measures. The Board considers these sustainability matters at least annually in connection with the strategic plan.

How has the Board overseen the Company's response to COVID-19?

Starting in the first quarter of 2020 and throughout 2021 and 2022, the COVID-19 pandemic significantly impacted the restaurant industry in China. 2022 was in many ways the most volatile year among the past three years, during which the restaurant sector in China operated in a fast-changing operating environment, facing challenges from sporadic COVID-19 outbreaks, entire-

city lockdowns and, in December 2022, nationwide infections.

The Board and its committees took additional actions to ensure effective oversight of the Company's response plans to mitigate the risks related to the pandemic. In addition to a COVID-19 crisis management team comprised of cross-brand and cross-functional executives at the management level, the Board reviewed the immediate actions taken by the Company to address the challenges and volatility caused by the COVID-19 pandemic. Through regular updates and additional communications with management, the Board has actively participated in overseeing the Company's management of the COVID-19 crisis, including protecting the health and safety of our employees and customers, evaluating the impact of the pandemic on the Company's operations and strategies, monitoring continued compliance with applicable regulatory requirements, managing human capital and assessing the impact of the pandemic on the Company's liquidity and financial position.

With support from the Board, management led the successful implementation of immediate emergency actions to protect employees, sustain operations, drive sales, protect profitability, drive stockholder value-creation and give back to the community.

What is the Board's role in management development and succession planning?

The Board considers management development and succession planning to be a critical part of our Company's long-term strategy. In accordance with our Corporate Governance Principles, the Board reviews the Company's succession planning, including succession planning in the case of retirement of the Chief Executive Officer of the Company. The Chief Executive Officer periodically reports to the Board with regard to his or her recommendations for potential successors to senior executive positions and development plans for such individuals. In addition, the Board reviews recommendations from an independent committee with regard to the performance evaluation of the Chief Executive Officer, which the committee conducts annually, in accordance with its charter.

How does the Board determine which directors are considered independent?

The Company's Corporate Governance Principles, adopted by the Board, require that a majority of the directors qualify as independent in accordance with the applicable rules of the NYSE. The Board also considers independence requirements of the Rules Governing the Listing of Securities on Hong Kong Listing Rules. The Board determines on an annual basis whether each director qualifies as independent pursuant to the applicable rules of the NYSE and the Hong Kong Listing Rules.

Pursuant to the Corporate Governance Principles, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. As provided in the Corporate Governance Principles, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of the review, the Board affirmatively determined that all of the directors and director nominees are independent of the Company and its management under NYSE rules and the Hong Kong Listing Rules, with the exception of Joey Wat. Ms. Wat is not considered an independent director because she is the current Chief Executive Officer of the Company.

In reaching this conclusion, the Board determined that Dr. Hu, Messrs. Bassi, Ettedgui, Han, Hsieh, Shao and Wang and Mess. Lu, Zhang and Zhu had no material relationship with the Company other than their relationship as a director.

Proxy Statement

How do stockholders communicate with the Board?

Stockholders or other parties who wish to communicate directly with the non-management directors, individually or as a group, or the entire Board may do so by writing to the Nominating and Governance Committee, c/o the Corporate Secretary, Yum China Holdings, Inc., 101 East Park Boulevard, Suite 805, Plano, Texas, 75074. The Nominating and Governance Committee of the Board has approved a process for handling correspondence received by the Company and addressed to non-management members of the Board or the entire Board. Under that process, the Corporate Secretary of the Company reviews all such correspondence and regularly forwards to a designated member of the Nominating and Governance Committee copies of all such correspondence (except commercial correspondence and correspondence that is duplicative in nature) and a summary of all such correspondence. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Written correspondence from stockholders relating to accounting, internal controls or auditing matters are brought to the attention of the Chairperson of the Audit Committee and to the internal audit department and are handled in accordance with procedures established by the Audit Committee with respect to such matters (described below). Correspondence from stockholders relating to Compensation Committee matters are referred to the Chairperson of the Compensation Committee.

How do the Board and management engage with stockholders?

Our Board and management are committed to regular engagement with our stockholders. We reached out to our top 75 stockholders, representing over 66% of the outstanding shares of Company common stock, in summer 2022 in connection with the voluntary conversion of our secondary listing status to a primary listing status on the HKEX. In winter 2022, we again approached our top 10 stockholders, as well as top 25 stockholders that had not engaged with us in 2021 or the summer of 2022, which comprised holders of nearly 50% of the outstanding shares of Company common stock, in order to solicit their input on important governance, executive compensation, sustainability and other matters. Additionally, our directors directly engage with stockholders from time to time upon stockholders' request. Our senior management team, including our Chief Executive Officer and Chief Financial Officer, regularly engage in meaningful dialogue with our stockholders, including through our quarterly earnings calls and investor conferences and meetings. Our senior management team regularly reports to our Board and, as applicable, committees of our Board, regarding stockholder views.

We regularly evaluate and respond to the views voiced by our stockholders. In response to the continuous stockholder focus on environmental, social and governance ("*ESG*") matters, we discussed with our stockholders our commitment to environmental sustainability and our enhanced sustainability performance. In 2022, we set near-term science-based targets (SBTs) for 2035. We identified and assessed climate-related risks and opportunities in our operations and value chain in line with the recommendations of the Task Force on Climate-Related Financial Disclosure ("*TCFD*"), and released our first TCFD report in 2022. In 2022, we also participated in the CDP Questionnaire for the second year.

In addition, beginning with the 2021 annual incentive program, ESG measures have been incorporated into the key performance indicators that are used to determine the individual performance factor for each leadership team member and we have expanded our disclosures on the ESG measures. See "Recent Compensation Highlights" and "2022 NEO Compensation and Performance Summary" under "Executive Compensation" for more information.

What are the Company's policies on reporting of concerns regarding accounting and auditing matters?

The Audit Committee has established policies on reporting concerns regarding accounting and auditing matters in addition to our policy on communicating with our non-management directors. Any employee may, on a confidential or anonymous basis, submit complaints or concerns regarding accounting or auditing matters to the Chief Legal Officer of the Company through the Company's Employee Hotline or by e-mail or regular mail. If an employee is uncomfortable for any reason contacting the Chief Legal Officer, the employee may contact the Chairperson of the Audit Committee. The Chief Legal Officer maintains a log of all complaints or concerns, tracking their receipt, investigation and resolution and prepares a periodic summary report thereof for the Audit Committee.

What are the Committees of the Board?

The Board of Directors has standing Audit, Compensation, Nominating and Governance and Food Safety and Sustainability Committees. Set forth below is a summary of the functions of each committee, the members of each committee as of April 12, 2023 and the number of meetings each committee held in 2022.

Audit Committee

Peter A. Bassi, *Chair*
Cyril Han*
Louis T. Hsieh*
Zili Shao
Min (Jenny) Zhang

Number of meetings held in 2022: 11

- Possesses sole authority regarding the selection and retention of the independent auditors, subject to stockholder approval
- Reviews and has oversight over the Company's internal audit function
- Reviews and approves all auditing services, internal control-related services and permitted non-audit services to be performed for the Company by the independent auditors
- Reviews the independence, qualification and performance of the independent auditors
- Reviews and discusses with management and the independent auditors any major issues as to the adequacy of the Company's internal controls, any special steps adopted in light of material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting
- Reviews and discusses with management and the independent auditors the annual audited financial statements, results of the review of the Company's quarterly financial statements and significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements
- Reviews and discusses with the independent auditors any critical audit matter ("**CAM**") addressed in the audit of the Company's financial statements and the relevant financial statement accounts and disclosures that relate to each CAM
- Reviews the Company's accounting and financial reporting principles and practices, including any significant changes thereto
- Advises the Board with respect to Company policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Conduct
- Discusses with management the Company's major risk exposures and the steps management has taken to monitor and control such exposures; and assists the Board in the oversight of cybersecurity and other technology risks. Further detail about the role of the Audit Committee in risk assessment and risk management is included in the section entitled "What is the Board's role in risk oversight?" and "How does the Board oversee cybersecurity risk?"

Proxy Statement

The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of applicable SEC regulations and listing standards of the NYSE. The Board has also determined that each member of the Audit Committee is financially literate within the meaning of the listing standards of the NYSE and that each of Messrs. Bassi, Han and Hsieh and Ms. Zhang is qualified as an audit committee financial expert within the meaning of SEC regulations.

Compensation Committee Ruby Lu, *Chair* Edouard Ettedgui William Wang Min (Jenny) Zhang Number of meetings held in 2022: 8	• Oversees the Company's executive compensation plans and programs and reviews and recommends changes to these plans and programs • Monitors the performance of the Chief Executive Officer and other senior executives in light of corporate goals set by the Committee • Reviews and approves the corporate goals and objectives relevant to the Chief Executive Officer's and other senior executives' compensation and evaluates their performance in light of those goals and objectives • Determines and approves, either as a committee or together with the other independent Board members, the compensation level of the Chief Executive Officer and other senior executive officers based on this evaluation • Reviews the Company's compensation plans, policies and programs to assess the extent to which they encourage excessive or inappropriate risk-taking or earnings manipulation

The Board has determined that all of the members of the Compensation Committee are independent within the meaning of the listing standards of the NYSE.

Nominating and Governance Committee Fred Hu, *Chair* Edouard Ettedgui Ruby Lu Min (Jenny) Zhang Number of meetings held in 2022: 3	• Identifies and proposes to the Board individuals qualified to become Board members and recommends to the Board director nominees for each committee • Advises the Board on matters of corporate governance • Reviews and reassesses from time to time the adequacy of the Company's Corporate Governance Principles and recommends any proposed changes to the Board for approval • Receives comments from all directors and reports annually to the Board with assessment of the Board's performance • Reviews annually and makes recommendations to the Board with respect to the compensation and benefits of directors • Reviews management succession planning and makes recommendations to the Board • Review emerging corporate governance issues and best practices

The Board has determined that all of the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of the NYSE.

| **Food Safety and Sustainability Committee**

Zili Shao, *Chair*
Peter A. Bassi
Edouard Ettedgui
Louis T. Hsieh*

Number of meetings held in 2022: 3 | • Reviews, evaluates and advises the Board regarding the practices, procedures, strategies and initiatives to protect food safety

• Reviews, evaluates and advises the Board regarding trends, issues and concerns which affect or could affect the Company's food safety practices, and the risks arising therefrom, in light of the Company's overall efforts related to food safety

• Reviews and evaluates any corrective action taken by management to address any food safety related risks or incident, if any, and advises the Board regarding any proposed action in relation thereto

• Reviews, evaluates and advises the Board regarding the Company's practices, policies, procedures, strategies and initiatives relating to sustainability, including environmental, supply chain and food nutrition and health

• Reviews and evaluates the trends, issues and concerns which affect or could affect the Company's sustainability practices, policies, procedures, strategies and initiatives

• Reviews and oversees the development and implementation of the goals the Company may establish from time to time with respect to its sustainability initiatives

• Oversees the reporting and communication with stakeholders with respect to sustainability |

* At the Annual Meeting, Messrs. Han and Hsieh are stepping down from the Board and its committees and are not standing for re-election.

Proxy Statement

What are the Company's policies and procedures with respect to related person transactions?

Under the Company's Related Person Transaction Policies and Procedures, the Audit Committee reviews the material facts of all related person transactions that require the Audit Committee's approval and either approves or disapproves of the entry into the related person transaction. In determining whether to approve or ratify a related person transaction, the Audit Committee will determine whether such transaction is in, or not opposed to, the best interest of the Company and will take into account, among other factors it deems appropriate, whether such transaction is on terms no less favorable to the Company than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. Transactions, arrangements or relationships or any series of similar transactions, arrangements or relationships in which (i) a related person has or will have a direct or indirect material interest, (ii) the Company is a participant and (iii) that exceed $120,000 in any calendar year are subject to the Audit Committee's review. Any director who is a related person with respect to a transaction under review may not participate in any discussion or approval of the transaction, except that the director will provide all material information concerning the transaction to the Audit Committee.

Related persons are directors, director nominees, executive officers, beneficial owners of 5% or more of the outstanding shares of Company common stock and their immediate family members. An immediate family member includes a person's children, stepchildren, parents, stepparents, spouse, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone sharing such person's household (other than a tenant or employee).

After its review, the Audit Committee may approve or ratify the transaction. The policies and procedures provide that certain transactions are deemed to be pre-approved even if they will exceed $120,000. These transactions include employment of executive officers, director compensation and transactions with other companies if the aggregate amount of the transaction does not exceed the greater of $1 million or 2% of that company's total consolidated gross revenues and the related person is not an executive officer of the other company.

There were no transactions considered to be a related person transaction from January 1, 2022 through the date of this proxy statement.

Does the Company require stock ownership by directors?

The Board believes that the number of shares of Company common stock owned by each director is a personal decision. However, the Board strongly supports the position that directors should own a meaningful number of shares of Company common stock and expects that a director will not sell any shares received as director compensation until at least 12 months following the director's retirement or departure from the Board.

The Company's non-employee directors receive a significant portion of their annual compensation in shares of Company common stock. The Company believes that the emphasis on the equity component of director compensation serves to further align the interests of directors with those of our stockholders.

Does the Company require stock ownership by executive officers?

The Board has adopted Stock Ownership Guidelines, which require executive officers to own a substantial amount of Company common stock in order to promote an ownership mentality among management and align their interests with those of stockholders. See "Executive Compensation—Compensation Policies—Stock Ownership Guidelines and Retention Policy" for more information.

How many shares of Company common stock do the directors and executive officers own?

Stock ownership information for our directors and executive officers is shown under "Stock Ownership Information."

Does the Company have a policy on hedging or other speculative trading in Company common stock?

Directors, executive officers and certain other designated employees are prohibited from speculative trading in Company common stock, including trading in puts, calls or other hedging or monetization transactions.

How are directors compensated?

Employee directors do not receive additional compensation for serving on the Board of Directors. The annual compensation for each director who is not an employee of the Company is discussed under "2022 Director Compensation."

MATTERS REQUIRING STOCKHOLDER ACTION

ITEM 1. Election of Directors

Who are the director nominees?

Each of the director nominees, other than Christina Xiaojing Zhu, currently serves as a director of the Company. Christina Xiaojing Zhu is being nominated as a director for election at the Annual Meeting following a search process undertaken by the Nominating and Governance Committee, as described above under "Governance of the Company—How are director nominees selected?"

Each nominee has been nominated by the Board for election at the Annual Meeting to hold office for a one-year term. If elected, the nominees will hold office until the 2024 annual meeting of the Company's stockholders and until their respective successors have been duly elected and qualified or until their earlier death, resignation or removal.

The biographies of each of the nominees below contain information regarding the person's service as a director, business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Nominating and Governance Committee and the Board to determine that the person should serve as a director for the Company. In addition to the information presented below regarding

each nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he or she should serve as a director, we also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to the Company and our Board.

There are no family relationships among any of the directors, director nominees and executive officers of the Company. Ages are as of April 12, 2023.

What if a nominee is unwilling or unable to serve?

That is not expected to occur. If it does, proxies may be voted for a substitute nominated by the Board of Directors.

What vote is required to elect directors?

A nominee will be elected as a director if the number of "FOR" votes exceeds the number of "AGAINST" votes with respect to his or her election.

The Board of Directors recommends that you vote FOR the election of the nine director nominees.

Director Nominees



Fred Hu
Age 59
Director Since 2016

Fred Hu has served as the chairman and founder of Primavera, a China-based global investment firm, since its inception in 2011. Prior to Primavera, Dr. Hu served in various roles at Goldman Sachs from 1997 to 2010, including as partner and chairman of Greater China at Goldman Sachs Group, Inc. From 1991 to 1996, he served as an economist at the International Monetary Fund (IMF) in Washington D.C. Dr. Hu currently is a member of the board of directors of Industrial and Commercial Bank of China Limited, a company listed on both the Hong Kong Stock Exchange (stock code: 1398) and the Shanghai Stock Exchange (SHA: 601398), and UBS Group AG, a company listed on both the SIX Swiss Stock Exchange (SIX: UBSG) and the New York Stock Exchange (NYSE: UBS). From May 2011 to May 2018, Dr. Hu served as an independent non-executive director of Hang Seng Bank Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0011). From November 2014 to April 2021, he served as an independent non-executive director of Hong Kong Exchanges and Clearing Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0388). From August 2020 to March 2022, he served as an independent non-executive director for Ant Group. Dr. Hu serves as a co-director of the National Center for Economic Research and a professor at Tsinghua University. Dr. Hu obtained his doctoral degree in economics from Harvard University. Dr. Hu brings to our Board extensive expertise in international affairs and the Chinese economy. In addition, Dr. Hu brings valuable business, strategic development and corporate leadership experience as well as expertise in economics, finance and global capital markets.



Joey Wat
Age 51
Director Since 2017

Joey Wat has served as a director of our Company since July 2017 and as the Chief Executive Officer of our Company since March 2018. She served as our President and Chief Operating Officer from February 2017 to February 2018 and the Chief Executive Officer, KFC from October 2016 to February 2017, a position she held at Yum! Restaurants China, from August 2015 to October 2016. Ms. Wat joined Yum! Restaurants China in September 2014 as President of KFC China and was promoted to Chief Executive Officer for KFC China in August 2015. Before joining YUM, Ms. Wat served in both management and strategy positions at A.S. Watson Group ("*Watson*"), an international health, beauty and lifestyle retailer, in the U.K. from 2004 to 2014. Her last position at Watson was managing director of Watson Health & Beauty U.K., which operates Superdrug and Savers, two retail chains specializing in the sale of pharmacy and health and beauty products, from 2012 to 2014. She made the transition from head of strategy of Watson in Europe to managing director of Savers in 2007. Before joining Watson, Ms. Wat spent seven years in management consulting including with McKinsey & Company's Hong Kong office from 2000 to 2003. Ms. Wat obtained a master of management degree from Kellogg School of Management at Northwestern University in 2000. Ms. Wat brings to our Board extensive knowledge of the Company's business and her industry acumen acquired in the course of a career that included several leadership roles in retail companies.

Proxy Statement



Peter A. Bassi
Age 73
Director Since 2016

Peter A. Bassi served as Chairman of Yum! Restaurants International from 2003 to 2005 and as its President from 1997 to 2003. Prior to that position, Mr. Bassi spent 25 years in a wide range of financial and general management positions at PepsiCo, Inc., Pepsi-Cola International, Pizza Hut (U.S. and International), Frito-Lay and Taco Bell. Mr. Bassi currently serves as lead independent director and chairman of the governance and nominating committee of BJ's Restaurant, Inc. (NASDAQ: BJRI), where he also serves on the audit committee and compensation committee. He has been a member of the board of BJ's Restaurant, Inc. since 2004. From January 2009 to May 2019, Mr. Bassi held various positions on the board of Potbelly Corporation (NASDAQ: PBPB). From June 2015 to December 2018, Mr. Bassi served on the value optimization board for Mekong Capital Partners, a private equity firm based in Vietnam. He also served on the board of supervisors of AmRest Holdings SE (WSE: EAT) from 2013 to 2015, and served on the board of the Pep Boys— Manny, Moe & Jack from 2002 to 2009. Mr. Bassi received his master's degree of business administration (MBA) from the University of Rhode Island in 1972. He brings to our Board knowledge of the restaurant industry and global franchising, as well as financial expertise and extensive public company board and corporate governance experience.



Edouard Ettedgui
Age 71
Director Since 2016

Edouard Ettedgui has served as the non-executive chairman of Alliance Française, Hong Kong since 2016. He also served as a non-executive director of Mandarin Oriental International Limited from April 2016 to May 2020, the company for which he was the group chief executive from 1998 to 2016. Prior to his time at Mandarin Oriental International, Mr. Ettedgui was the chief financial officer for Dairy Farm International Holdings, and he served in various roles for British American Tobacco ("***BAT***"), including as the business development director, group finance controller and group head of finance. From 1990 to 1996, he spent around six years with BAT Industries PLC in London, initially as the head of finance and later as the group finance controller and director for new business development. Mr. Ettedgui graduated from ESSEC Business School (France) in 1975. He brings to our Board senior management experience in various international consumer-product industries, extensive financial expertise and public company board experience.

Proxy Statement



Ruby Lu
Age 52
Director Since 2016

Ruby Lu is a venture capitalist investing in technology start-ups in the U.S. and China. Ms. Lu founded Atypical Ventures, an early-stage technology venture investment firm, in 2019. In 2006, she co-founded DCM China, a venture capital firm. During her more than 12-year tenure at DCM, she invested in, and served as a board member for, many leading technology companies, including BitAuto Holdings Limited, Ecommerce China Dangdang Inc. and Pactera Technology International Ltd. Prior to joining DCM in 2003, Ms. Lu was a vice president in the investment banking group of technology, media and telecommunications at Goldman Sachs & Co. in Menlo Park, California. She is currently an independent director on the boards of Unilever (NYSE: UL) and Uxin Limited (NASDAQ: UXIN). She also served as an independent director and on the audit committee of iKang Healthcare Group, Inc. and as an independent director and Chairman of the special committee for iDreamSky Technologies Limited before these two companies were taken private, as well as an independent director of Blue City Holdings Limited (NASDAQ: BLCT). Ms. Lu obtained her master of arts from Johns Hopkins University in 1996. She brings to our Board public company board experience as well as extensive financial and global market experience.



Zili Shao
Age 63
Director Since 2016

Zili Shao is the founder and chairman of MountVue Capital Management Co. Ltd. Mr. Shao also serves as an independent non-executive director of Bank of Montreal (China) Co., Ltd. and an independent member of the general and supervisory board of EDP – Energias de Portugal, S.A., a multinational energy company listed on the Euronext Lisbon Stock Exchange (stock code: EDP).Mr. Shao also served as co-chairman and partner at King & Wood Mallesons China from April 2015 to May 2017. From 2010 to 2015, Mr. Shao held various positions at JP Morgan Chase & Co. ("*JP Morgan*"), including roles such as chairman and chief executive officer of JP Morgan China and vice chairman of JP Morgan Asia Pacific. Prior to JP Morgan, he was a partner at Linklaters LLP, a leading international law firm, for 12 years. He acted as managing partner of Linklaters of Greater China and subsequently was appointed managing partner of the Asia Pacific region. Mr. Shao obtained his master's degree in law from the University of Melbourne in 1994. Mr. Shao brings to our Board extensive professional experience in Asia and public company board and corporate governance experience.

Proxy Statement



William Wang
Age 48
Director Since 2017

William Wang is one of the founding partners of Primavera. Prior to Primavera, Mr. Wang served as a managing director of Goldman Sachs Merchant Banking/Principal Investment Area, where he led significant successful investments in China for the group. Prior to that, Mr. Wang worked in the investment banking division and private equity group of China International Capital Corporation Limited. Mr. Wang currently serves as a director on the board of Geely Automobile Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0175), and Sunlands Technology Group, a company listed on the New York Stock Exchange (NYSE: STG), in addition to directorships at Primavera's portfolio companies. Mr. Wang obtained a master of management degree in management science and engineering from Shanghai Jiao Tong University in 2000. He brings to our Board deep knowledge and investment insights of the Chinese market.



Min (Jenny) Zhang
Age 49
Director Since 2021

Min (Jenny) Zhang held various leadership positions in Huazhu Group Limited, a multi-brand hotel group listed on both the Nasdaq Stock Market (NASDAQ: HTHT) and the Hong Kong Stock Exchange (stock code: 1179) from September 2007 to August 2021, including as vice-chairlady from July 2020 to August 2021, executive vice-chairlady from November 2019 to July 2020, chief executive officer from May 2015 to November 2019, president from January 2015 to May 2015, chief financial officer from March 2008 to May 2015, chief strategic officer from November 2013 to January 2015 and senior vice president of finance from September 2007 to February 2008. Ms. Zhang served as an independent director of LAIX Inc., an artificial intelligence company listed on the New York Stock Exchange (NYSE: LAIX), from May 2020 to October 2022. She served as an independent non-executive director of Genscript Biotech Corporation, a company listed on the Hong Kong Stock Exchange (stock code: 1548), from August 2015 to November 2018, and an independent director of OneSmart Education Group Limited, a company listed on the New York Stock Exchange (NYSE: ONE), from March 2018 to February 2020. Ms. Zhang received a master of business administration degree from Harvard Business School in 2003. Ms. Zhang brings to our Board leadership experience in a consumer-focused industry in China, extensive financial expertise and public company board experience.

Proxy Statement



Christina Xiaojing Zhu
Age 50

Christina Xiaojing Zhu is the president and chief executive officer of Walmart China. Prior to joining Walmart Group in May 2020, Ms. Zhu served as the president of Fonterra Greater China, a global dairy exporter and milk processor, where she led Fonterra group's businesses in mainland China, Hong Kong and Taiwan region, from August 2016 to December 2019, and served as a managing director and vice president from September 2011 to July 2016. Prior to joining Fonterra, Ms. Zhu served as a vice president of Honeywell International Inc., a NYSE-listed technology company, where she was responsible for strategy and development, from January 2005 to May 2008, and served as director for strategy and business development from February 2003 to January 2005. Prior to that, Ms. Zhu worked as an engagement manager of McKinsey & Company with a focus on serving financial institutions from 1999 to 2003. Ms. Zhu currently serves as a director of Dada Nexus Limited (NASDAQ: DADA), a platform of local on-demand retail and delivery in China listed on the Nasdaq Global Select Market. Ms. Zhu also serves as a non-voting observer of JD.com, Inc., an e-commerce company that is listed on the Nasdaq Stock Market (NASDAQ: JD) and the Hong Kong Stock Exchange (stock code: 9618). Ms. Zhu received a bachelor's degree in western studies from Beijing Foreign Studies University and an MBA from Columbia Business School. Ms. Zhu will bring to our Board leadership, operational and digital experience in a customer-centric industry in China.

Proxy Statement

ITEM 2. Approval and Ratification of Independent Auditors

What am I voting on?

We are asking stockholders to approve and ratify the appointment of KPMG Huazhen LLP and KPMG as our independent auditors for U.S. financial reporting and Hong Kong financial reporting purposes, respectively, for the year 2023. KPMG Huazhen LLP has served as our independent auditor since 2016. KPMG has served as our independent auditor since 2020 after our listing on the Hong Kong Stock Exchange (KPMG Huazhen LLP and KPMG shall hereafter collectively referred as "***KPMG***").

As part of its audit engagement process, the Audit Committee considers on at least an annual basis the engagement of independent auditors. In deciding to engage KPMG as independent auditors for 2023, the Audit Committee considered:

- KPMG's performance in 2022;

- KPMG's independence;

- The depth and expertise of the KPMG's audit teams, including their understanding of the Company's industry, business, operations and systems, as well as accounting policies and processes;

- The appropriateness of KPMG's fees;

- A consideration of KPMG's known legal risks and significant proceedings that may impair its ability to perform the audit; and

- KPMG's tenure as the Company's independent auditors.

KPMG rotates its lead audit engagement partner every five years. The Audit Committee is directly involved in the evaluation of the lead audit engagement partner to ensure that the he or she is appropriately qualified to lead the Company's audit. After considering the criteria set forth above, the Audit Committee believes that retaining KPMG as the Company's independent auditors is in the best interests of the Company and its stockholders.

Will a representative of KPMG attend the Annual Meeting?

Representatives of KPMG will attend the Annual Meeting, will have the opportunity to make a statement if they desire and will be available to respond to appropriate questions from stockholders.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting. In the event this proposal is not approved, the Audit Committee will reconsider the selection of KPMG as the Company's independent auditors.

The Audit Committee and the Board of Directors recommend that you vote FOR approval of this proposal.

Proxy Statement

What were KPMG's fees for audit and other services for 2022 and 2021?

The following table presents fees for professional services rendered by KPMG for the audit of the Company's annual financial statements, and fees billed for audit-related services, tax services and all other services for 2022 and 2021. All KPMG services for 2022 and 2021 were approved in advance by the Audit Committee specifically or pursuant to procedures outlined below.

	2022	2021
Audit fees[1]	$ 2,856,814	$ 3,085,148
Audit-related fees[2]	39,858	10,741
Tax fees[3]	30,603	37,766
All other fees	—	—
TOTAL FEES	$ 2,927,275	$ 3,133,655

(1) Audit fees include fees for the audit of the annual consolidated financial statements, reviews of the interim condensed consolidated financial statements, and services related to statutory filings or engagements.

(2) Audit-related fees consist principally of fees for the attestation services related to certain employee benefit plans and key data as defined in the sustainability report of the Company.

(3) Tax fees consist principally of fees for tax filling assistance and tax advisory services.

What is the Company's policy regarding the approval of audit and non-audit services?

The Audit Committee has implemented a policy for the pre-approval of all audit and permitted non-audit services, including tax services, proposed to be provided to the Company by its independent auditors. Under the policy, the Audit Committee may approve engagements on a case-by-case basis or pre-approve engagements on a categorical basis pursuant to the Audit Committee's pre-approval policy. The Audit Committee may delegate pre-approval authority to one of its independent members and has currently delegated pre-approval authority up to certain amounts to its Chairperson.

In considering pre-approvals, the Audit Committee considers the nature, scope and fees of the service to be provided to the Company as well as the principles and guidance established by the SEC and the Public Company Accounting Oversight Board ("*PCAOB*") with respect to auditor independence. Services as to which a general pre-approval has been granted on an annual basis are effective for the applicable year. Any proposed service for which the estimated fees would cause the total fees for that class of service to exceed the applicable estimated fee threshold requires specific approval by the Audit Committee or its delegate.

The Principal Accounting Officer monitors the performance of all services provided by the independent auditors and determines whether such services are in compliance with this policy. The Principal Accounting Officer reports periodically to the Audit Committee with respect to compliance with this policy and the status of outstanding engagements, including actual services provided by the independent auditors and associated fees, and must promptly report to the Chairperson of the Audit Committee any non-compliance (or attempted non-compliance) with this policy of which the Principal Accounting Officer becomes aware.

ITEM 3.   Advisory Vote on Named Executive Officer Compensation

What am I voting on?

In accordance with SEC rules, we are asking stockholders to approve, on a non-binding basis, the compensation of the Company's named executive officers as disclosed in this proxy statement. This non-binding advisory vote is also known as the "Say on Pay" vote. This is not a vote on the Company's general compensation policies or the compensation of the Board. At the 2022 annual meeting of the Company's stockholders, approximately 89% of the votes cast by our stockholders were voted in approval of the compensation of our named executive officers as disclosed in the 2022 proxy statement.

Our performance-based executive compensation program is designed to attract, reward and retain the talented leaders necessary for our Company to succeed in the highly competitive market for talent, while maximizing stockholder returns. This approach has made our management team a key driver in the Company's strong performance over both the long and short term. We believe that our compensation program has attracted and retained strong leaders, and is closely aligned with the interests of our stockholders.

In deciding how to vote on this proposal, we urge you to read the Compensation Discussion and Analysis section of this proxy statement, which discusses in detail how our compensation policies and procedures operate and are designed to meet our compensation goals and how our Compensation Committee makes compensation decisions under our programs.

Accordingly, we ask our stockholders to vote in favor of the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables and related materials included in the proxy statement, is hereby approved."

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting. While this vote is advisory and non-binding on the Company, the Board of Directors and the Compensation Committee will review the voting results and consider stockholder concerns in its continuing evaluation of the Company's compensation program.

The Board of Directors recommends that you vote FOR approval of this proposal.

Proxy Statement

ITEM 4. Advisory Vote on the Frequency of the Advisory Vote on Named Executive Officer Compensation

What am I voting on?

In accordance with SEC rules, we are asking stockholders to determine, on a non-binding basis, whether the Say on Pay vote should occur every year, every two years or every three years. This non-binding advisory vote is also known as the "Say When on Pay" vote.

The Board believes that continuing to conduct an advisory Say on Pay vote every year is the best approach for the Company. This frequency will enable our stockholders to provide timely feedback on our executive compensation program based on the most recent information presented in our proxy statement.

What vote is required to approve this proposal?

Stockholders are not voting to approve or disapprove of the Board's recommendation to hold the Say on Pay Vote every year. Instead, stockholders may cast their vote in one of four manners with respect to this proposal: (1) one year; (2) two years; (3) three years; or (4) abstaining from voting on the proposal. The frequency with the most votes cast shall be the desired frequency of the stockholders of the Company. Although the vote is non-binding, we value continuing and constructive feedback from our stockholders on compensation and other important matters. The Board of Directors and the Compensation Committee will take into consideration the voting results when determining how often the Say on Pay vote should occur.

The Board of Directors recommends that you vote for "1 YEAR" as the frequency which the non-binding advisory vote to approve named executive officer compensation should be held.

Proxy Statement

ITEM 5. Authorization to Issue Shares up to 20% of Outstanding Shares

Prior to the voluntary conversion of our secondary listing status to a primary listing status on the HKEX, the Board's authority included the ability to issue shares. Such authority is generally on par with other NYSE-listed U.S. companies. However, under the Hong Kong Listing Rules, a primary-listed company must have authority from its stockholders to issue any shares, including shares that are part of the company's authorized but unissued share capital, unless they are offered to existing stockholders pro-rata to their existing holdings. Approval of this proposal will permit the Board the authority to authorize the Company to issue shares in compliance with the Hong Kong Listing Rules to the same extent already authorized under our Amended and Restated Certificate of Incorporation and the rules of the NYSE. We are not asking stockholders to approve an increase in our authorized share capital.

In light of the dynamics of the China market in which it operates, the Company has always believed in maintaining a strong balance sheet and maximum financial flexibility. This authority will enable the Company to address business contingencies and capture growth opportunities, in accordance with its long-term strategic goals, in a timely manner. Consistent with its past practice, the Board will authorize future issuances of securities only if it determines that such issuances are in the best interests of the Company and its stockholders. The Board has no immediate plans to issue any shares pursuant to this authorization and we are not asking stockholders to approve a specific issuance of shares.

Furthermore, the Company does not intend to issue any shares under this authority at a discount of more than 10% to the "benchmarked price" (as described in Rule 13.36(5) of the Hong Kong Listing Rules), which is more restrictive than the maximum discount of 20% permitted under the Hong Kong Listing Rules.

Granting the Board this authority is an annual, routine matter for primary-listed companies on the Hong Kong Stock Exchange. In accordance with the Hong Kong Listing Rules, it is a customary practice for primary-listed companies on the Hong Kong Stock Exchange to seek stockholder authority to issue up to 20% of a company's outstanding shares and for such authority to be effective until the next annual meeting of stockholders, unless otherwise earlier revoked or modified by a duly adopted resolution of the stockholders. June 25, 2024 is the 13-month anniversary of the Annual Meeting and reflects the end date of the authorization, after which the authorization cannot extend. Therefore, consistent with this market practice, and as allowed under the Hong Kong Listing Rules, we are seeking approval for continuing authority for the Board to authorize the Company to issue common stock or securities convertible into common stock up to a maximum of 20% of our outstanding shares as of the date of the Annual Meeting, for a period from the Annual Meeting until the earlier of the 2024 annual meeting of stockholders or June 25, 2024. We expect to propose a renewal of this authorization annually. Pursuant to this proposal, assuming for illustrative purposes that our outstanding shares remain unchanged from March 27, 2023 to the date of the Annual Meeting, the Company will be allowed to issue a maximum of 83,649,497 shares of common stock.

Accordingly, we ask our stockholders to vote in favor of the following resolution at the Annual Meeting:

"RESOLVED, to approve the Board's continuing authority to approve the Company's issuance of shares of its common stock or securities convertible into common stock in an amount not to exceed 20% of the total number of outstanding shares of common stock of the Company as of the date of the Annual Meeting, effective from date of the Annual Meeting until the earlier of the date the next annual meeting is held or June 25, 2024."

For clarity, this authority will include the authority to issue securities convertible into shares of common stock, or options, warrants or similar rights to subscribe for shares of common stock or such convertible securities of the Company and to make or grant offers, agreements

Proxy Statement

and/or options (including bonds, warrants and debentures convertible into shares of common stock), subject to the limitations described in the resolution set forth above.

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

The Board of Directors recommends that you vote FOR the approval of this proposal.

Proxy Statement

ITEM 6. Authorization to Repurchase Shares up to 10% of Outstanding Shares

This section serves as the explanatory statement pursuant to Rule 10.06(1)(b) of the Hong Kong Listing Rules to provide information for our stockholders to make a reasonably informed decision on whether to vote for or against the resolution with respect to the authorization to repurchase shares to be proposed at the Annual Meeting.

We have historically used share repurchases as a means of returning cash to stockholders. The Board believes that, after we became a primary-listed company on the Hong Kong Stock Exchange, it is in the best interests of the Company and our stockholders to continue have a general authority from our stockholders to enable our Company to purchase shares of common stock in the markets. Further, the Company prioritizes the equality of our stockholders, regardless of the exchange on which the shares they hold trade. After we became a primary-listed company on the Hong Kong Stock Exchange, our goal is to maintain that priority and ensure that our stockholders holding our shares that trade on the Hong Kong Stock Exchange are also allowed the benefit of our share repurchase program.

The Company first adopted a share repurchase program in the U.S. in 2017 (the "***U.S. Repurchase Program***") and has increased the authorization thereunder from time to time. The Company has also adopted plans in compliance with Rule 10b5-1 and/or Rule 10b-18 of the Securities Exchange Act of 1934 to effect repurchases under the U.S. Repurchase Program. After we became a primary-listed company on the Hong Kong Stock Exchange, we carried on the U.S. Repurchase Program, and we also adopted a share repurchase program in Hong Kong which is analogous to the U.S. Repurchase Program.

Under the Hong Kong Listing Rules, a primary-listed company must obtain authority from its stockholders to repurchase its shares on the Hong Kong Stock Exchange if it wishes to conduct share repurchases on the Hong Kong Stock Exchange. Granting the Company this authority is a routine matter for primary-listed companies on the Hong Kong Stock Exchange and is consistent with market practice. Without this authority, the Company's ability to repurchase shares would be limited to the repurchase of shares that trade on the NYSE and would not include repurchases on the Hong Kong Stock Exchange. Granting the Company this authority will ensure continuous parity between investors who hold our shares that trade on the NYSE and investors that hold our shares that trade on the Hong Kong Stock Exchange. Any repurchases made in Hong Kong or the United States will reduce the available authority under the repurchase mandate and the repurchase authorization.

In connection with the authorizations established by the Board regarding our share repurchase programs, these repurchases would be made only at price levels that the Company would consider to be in the best interests of the stockholders generally, after taking into account the Company's overall financial position. Our Board of Directors has authorized an aggregate of $2.4 billion for our share repurchase program, including its most recent increase in authorization in March 2022. As of December 31, 2022, approximately $1.2 billion remained available under that program. As a Delaware corporation, we are bound by the requirements the Delaware General Corporation Law, which prohibits a corporation from purchasing its shares of capital stock when the purchase would cause any impairment of our capital, as well as applicable SEC and NYSE requirements.

Share Capital

As of March 27, 2023, the total number of outstanding shares of common stock of the Company was 418,247,486. Pursuant to this proposal, and assuming for illustrative purposes that our outstanding shares remain unchanged from March 27, 2023 to the date of the Annual Meeting, we are seeking continuing authority to repurchase up to a maximum of 41,824,748 shares of common stock, representing 10% of our outstanding shares as of the date of the Annual Meeting. The authority will be effective for a period from the Annual Meeting until the earlier of the 2024 annual meeting of stockholders or June 25, 2024, unless earlier revoked or modified by a

Proxy Statement

duly adopted resolution of the stockholders. As noted above, June 25, 2024 is the 13-month anniversary of the Annual Meeting and reflects the end date of the authorization, after which the authorization cannot extend.

Funding of Repurchase

The repurchases may depend on market conditions and funding arrangements at the time and will be made only when the Company believes that such repurchases will benefit the Company and our stockholders. Repurchases of shares of common stock will be funded out of funds legally available for such purposes in accordance with the Company's Amended and Restated Bylaws, the Hong Kong Listing Rules, applicable U.S. federal law, Delaware law, the NYSE listing standards, and other applicable laws and regulations in U.S. and Hong Kong.

Impact of Repurchases

The repurchase of common stock pursuant to this proposal may have a material adverse impact on the working capital or leverage of the Company as compared with the position as at December 31, 2022 in the event that the proposed repurchases were to be carried out in full at any time during proposed repurchase period. However, our directors are subject to fiduciary duties to the Company and are bound by the requirements the State of Delaware General Corporation Law, which prohibits a corporation from purchasing its shares of capital stock when the purchase would cause any impairment of our capital.

The Code on Takeovers and Mergers (the *"Takeovers Code"*)

If, as a result of a repurchase pursuant to the authorization to repurchase shares, a stockholder's proportionate interest in the voting rights of our Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a stockholder, or a group of stockholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the stockholder's interest, could obtain or consolidate control of our Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of March 27, 2023, to the best knowledge and belief of our Board of Directors, our largest stockholder beneficially owned 39,956,938 shares of common stock, representing approximately 9.6% of our outstanding shares, based on Amendment No. 4 to the Schedule 13G filed on February 10, 2023 with the SEC by the stockholder. In the event that our Board of Directors should exercise in full the authorization to repurchase shares, and the shareholding of our largest stockholder remains the same, the beneficial ownership of our largest stockholder will be increased to approximately 10.6% of our outstanding shares.

To the best knowledge and belief of our Board of Directors, such increase would not give rise to an obligation to make a mandatory offer under the Takeovers Code. Our Board of Directors has no present intention to repurchase shares of common stock to the extent that will trigger the obligations under the Takeovers Code for our largest stockholder to make a mandatory offer. Our Board of Directors is not aware of any other consequences which may arise under the Takeovers Code as a result of a repurchase pursuant to the authorization to repurchase shares. The Hong Kong Listing Rules prohibit a company from buying back shares on the Hong Kong Stock Exchange if the result of the repurchases would be that less than 25% (or such other prescribed minimum percentage as determined by the Hong Kong Stock Exchange) of our outstanding shares would be in public hands. Our Board of Directors does not propose to repurchase shares which would result in less than the prescribed minimum percentage of shares of common stock in public hands.

Market Prices of Shares

This section includes information required to be provided pursuant to Rule 10.06(1)(b) of the Hong Kong Listing Rules. While our shares are dual-primary listed on the NYSE and HKEX, the information set forth below relates exclusively to our listing on the Hong Kong Stock Exchange and is therefore provided in Hong Kong dollars. The below values do not represent trading prices of our shares on the NYSE.

Our common stock was listed on the Hong Kong Stock Exchange on September 10, 2020. The following table sets forth the highest and lowest closing prices at which the shares of common stock traded on the Hong Kong Stock Exchange during each month of the previous 12 months and until March 2023:

Yum China's Highest and Lowest Monthly Close Price (March 2022 – March 2023)

| | Share price | |
	Highest (HK$)	Lowest (HK$)
2022		
March	416.4	290.0
April	355.4	313.2
May	360.2	292.8
June	385.2	320.4
July	392.2	358.2
August	401.4	365.6
September	417	367
October	395	312.8
November	431.4	342.6
December	456.6	421
2023		
January	494	433.6
February	491.6	454.8
March	500	452.2

Undertaking

None of our directors, nor, to the best of our directors' knowledge after having made all reasonable inquiries, any of their close associates (as defined in the Hong Kong Listing Rules), have any present intention, in the event that the authorization to repurchase shares is approved, to sell any shares of common stock to our Company.

No core connected person (as defined in the Hong Kong Listing Rules) has notified our Company that he/she/it has a present intention to sell shares of common stock to our Company pursuant to the authority being sought in this proposal, if the authorization to repurchase shares is exercised.

Our directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the authorization to repurchase shares in accordance with the Hong Kong Listing Rules and the applicable laws of the Delaware (being the jurisdiction of the Company's incorporation).

Repurchases of Shares

For the year ended December 31, 2022, we repurchased approximately 10.5 million shares of our common stock in open market transactions on the New York Stock Exchange for a total cost of approximately $466 million.

Details of shares repurchased on the New York Stock Exchange in the previous six months are as follows:

| | Number of Shares Repurchased (thousands) | Price paid per share | |
		Highest (US$)	Lowest (US$)
2022			
October	964	50.00	38.76
November	223	50.00	42.48
December	Nil	–	–
2023			
January	337	62.43	55.81
February	316	63.01	56.97
March	376	64.56	57.78

Accordingly, we ask our stockholders to vote in favor of the following resolution at the Annual Meeting:

"RESOLVED, to approve the Board's continuing authority to approve the Company's repurchase of shares of its common stock in an amount not to exceed 10% of the total number of outstanding shares of common stock of the Company as of the date of the Annual Meeting, effective from date of the Annual Meeting until the earlier of the date the next annual meeting is held or June 25, 2024."

What vote is required to approve this proposal?

Approval of this proposal requires the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

The Board of Directors recommends that you vote FOR the approval of this proposal.

Proxy Statement

STOCK OWNERSHIP INFORMATION

Who are our largest stockholders?

The following table sets forth the number of shares of Company common stock beneficially owned as of March 27, 2023, except as otherwise noted, by (i) beneficial owners of more than 5% of the outstanding shares of Company common stock, (ii) each of the Company's named executive officers, (iii) each of the Company's directors and director nominees and (iv) all of the Company's directors and executive officers as a group.

In accordance with SEC rules, beneficial ownership includes all shares the stockholder actually owns beneficially or of record, all shares over which the stockholder has or shares voting or dispositive control and all shares the stockholder has the right to acquire within 60 days of March 27, 2023. Except as indicated in the footnotes to the table, the Company believes that the persons named in the table have sole voting and investment power with respect to all shares owned beneficially by them.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Shares[1]
More Than 5% Owners		
Invesco Ltd.	39,956,938[2]	9.6%
1555 Peachtree Street NE, Suite 1800 Atlanta, GA 30309		
BlackRock, Inc.	28,737,537[3]	6.9%
55 East 52nd Street New York, NY 10055		
Named Executive Officers		
Joey Wat	581,567[4]	*
Andy Yeung	37,891[5]	*
Joseph Chan	23,036[6]	*
Johnson Huang	136,756[7]	*
Aiken Yuen	48,160[8]	*
Non-Employee Directors		
Peter A. Bassi	63,764	*
Edouard Ettedgui	38,223	*
Cyril Han	22,526	*
Louis T. Hsieh	64,739	*
Fred Hu	43,737	*
Ruby Lu	42,776	*
Zili Shao	38,674	*
William Wang	34,828	*
Min (Jenny) Zhang	5,070	*
Ownership of all directors and executive officers as a group (19 total)	1,383,666[9]	*

*   Represents less than one percent

(1)   Percentage ownership is determined based on a total of 418,247,486 shares of Company common stock outstanding as of March 27, 2023.

(2)   Based on Amendment No. 4 to the Schedule 13G filed by Invesco Ltd. on February 10, 2023, which indicated that, as of December 30, 2022, Invesco Ltd. had sole voting power over 39,956,938 shares of Company common stock and sole dispositive power over 39,956,938 shares of Company common stock.

(3)   Based on Amendment No. 7 to the Schedule 13G filed by BlackRock, Inc. on February 1, 2023, which indicated that, as of December 31, 2022, BlackRock, Inc. had sole voting power over 26,054,315 shares of Company common stock and sole dispositive power over 28,737,537 shares of Company common stock.

(4)   Includes 326,423 shares issuable upon the exercise of vested stock appreciation rights ("*SARs*").

(5)   Includes 14,143 shares issuable upon the exercise of vested SARs.

(6)   Includes 9,769 shares issuable upon the exercise of vested SARs.

(7)   Includes 85,824 shares issuable upon the exercise of vested SARs.

(8)   Includes 35,747 shares issuable upon the exercise of vested SARs.

(9)   Includes 635,794 shares issuable upon the exercise of vested SARs.

Proxy Statement

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (our "*CD&A*") provides an overview of our executive compensation programs for 2022, the context under which our executive compensation decisions were determined, and how we performed within that environment.

Our named executive officers ("*NEOs*") consist of our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers for 2022.

For 2022, our NEOs were:

Name	Title
Joey Wat	Chief Executive Officer ("*CEO*")
Andy Yeung	Chief Financial Officer ("*CFO*")
Joseph Chan	Chief Legal Officer
Johnson Huang*	Chief Customer Officer
Aiken Yuen	Chief People Officer

* Having served as General Manager, KFC through April 30, 2022, Mr. Huang was appointed as the Company's Chief Customer Officer, effective May 1, 2022.

This CD&A is divided into four sections:

Executive Summary	• Context for Determining Executive Compensation Decisions
	• Business Overview and Performance Highlights
	• Recent Compensation Highlights
	• Alignment of Executive Compensation Program with Business Performance
	• Pay Components
	• Executive Compensation Practices
	• Stockholder Engagement
Elements of the Executive Compensation Program	• Base Salary
	• Annual Performance-Based Cash Bonuses
	• Long-Term Equity Incentives
	• Other Elements of Executive Compensation Program
	• 2022 NEO Compensation and Performance Summary

How Compensation Decisions Are Made	• Executive Compensation Philosophy • Role of the Compensation Committee • Role of the Independent Consultant • Executive Compensation Peer Group • Competitive Positioning and Setting Compensation
Compensation Policies	• Compensation Recovery Policy • Equity-Based Awards Grant Policy • Stock Ownership Guidelines and Retention Policy • Hedging and Pledging of Company Stock

Executive Summary

Context for Determining Executive Compensation Decisions

A unique feature of the Company is that while it is incorporated in Delaware and listed on the NYSE and Hong Kong Stock Exchange, substantially all of its operations are located in China, with nearly 13,000 restaurants across over 1,800 cities in China at the end of 2022. Our operating environment and regulatory requirements are complex, and our leadership must be capable of adapting our businesses, and supporting our growth goals, amid these complexities. As a result, the operating environment and competitive market in China are significant factors in the Compensation Committee's decision-making process and the design of our compensation program. In making compensation decisions, the Compensation Committee considers our performance in the context of the Chinese operating environment, the restaurant industry in China and our China-based peers, as well as our performance against our U.S. peers. Importantly, because our operating environment and the restaurant industry in China may be uniquely, or more significantly, impacted by certain factors than on our U.S. peers, the Compensation Committee seeks to maintain flexibility to design, refine and adjust the Company's executive compensation program to be responsive to, and reward performance within, our operating environment even if that results in a compensation program that differs from our U.S. peers.

In addition, as a Delaware-incorporated company with dual-primary listing on both the NYSE and Hong Kong Stock Exchange, our leadership team must also possess, in addition to deep knowledge of the U.S. and Hong Kong governance requirements, the global perspectives and expertise required to resolve many novel and complex issues amid the evolving global regulatory landscape, including geo-political challenges. Because the Company is designing an executive compensation program that attracts, retains and incentivizes global talent, but with specific knowledge of the evolving Chinese regulatory and operating environment, including the challenges and complexities of managing the extensive supply chain, store and digital operations, the Company's executive compensation program may differ from our U.S. peers to reflect the competitive market in China, the need to attract a global skillset with deep knowledge of both U.S. and Chinese regulatory regimes and the Company's desire to incentivize an entrepreneurial mindset to encourage actions that support our long-term growth and strategy. For these reasons, the Compensation Committee looks at the totality of factors the Company faces when it considers and determines executive compensation.

• *Operating Environment:* Starting in the first quarter of 2020 and throughout 2021 and 2022, the COVID-19 pandemic significantly impacted the restaurant industry in China. Strict public health measures were implemented across the country, including mass testing, regional lockdowns and travel restrictions. These measures led to reduced traveling, fewer social activities, and softened consumption demand. During peak outbreak periods, hundreds of millions of people were under some type of lockdown. As a result, at the peak of the COVID-19 outbreak in China in 2020, approximately 35% of our restaurants were closed. Our operations and financial results for the second half of 2021 were also significantly affected by multiple waves of outbreaks, which spread to nearly all provinces in

China. The COVID-19 pandemic and strict public health measures persisted throughout 2022. In March 2022, over 1,700 of our stores in China, on average, were either temporarily closed or offered only takeaway and delivery services. During April and May 2022, that number increased to over 2,500 and our same-store sales declined by more than 20% year-over-year. In October and November 2022, sporadic occurrences of COVID infections quickly evolved into major regional outbreaks, leading to tightened COVID-related health measures and lockdowns. The number of our stores that were either temporarily closed or offered only takeaway and delivery services increased in October and November 2022, peaking at over 4,300 in late November 2022. In December 2022, the government significantly changed its COVID policies, including

removing mass testing and central quarantine requirements as well as lifting travel restrictions. The temporary closures, combined with a massive wave of infections leading to substantial decline in dine-in traffic in December 2022, caused our same store sales to decrease 4% year-over-year in the fourth quarter of 2022.

According to government statistics, total revenue of the restaurant industry in China in 2022 declined by 6%, both compared to 2021 and 2019, respectively. Notably, many restaurants in China exited the business over the 2020 to 2022 period. The graph below showing the China restaurant industry's monthly revenue growth for the periods indicated illustrates the volatility:

China Restaurant Industry Monthly Revenue Growth



Source: National Bureau of Statistics of China

2022 was in many ways the most volatile year among the past three years, during which the restaurant sector in China operated in a fast-changing operating environment, facing challenges from sporadic COVID outbreaks, entire city lockdowns and, in December 2022, nationwide infections. The fast-changing operating environment

required decisive emergency measures to sustain operations, drive sales and cut costs, which in turn put immense pressure on staff from top to bottom of the company. Some of these emergency measures required management to refocus its efforts on performance results that were not measured under our incentive programs, and management executed on emergency operating plans swiftly and effectively in order to allow the Company to sustain profitability since the onset of the COVID-19 pandemic and emerge stronger and better positioned post-pandemic. The resulting challenges and actions taken by management in response made it imperative to consider the total body of work during the past three years of the pandemic in evaluating and rewarding performance in an appropriate manner to attract and retain leaders with the unique mix of skills and to recognize their strong performance during this time.

- *TSR Performance**: Our total shareholder return ("*TSR*") outperformed the MSCI China Index, MSCI China Consumer Discretionary Index and S&P 500 Consumer Discretionary Index from 2020 to 2022 and in 2022.

  ○ The Company's TSR ranked at the *68.91 percentile* and *93.65 percentile*, as compared to the TSR performance of the constituents of the *MSCI China Index* over the three-year period from 2020 to 2022, and in 2022, respectively.

  ○ The Company's TSR ranked at the *98.50 percentile* and *86.60 percentile*, as compared to the TSR performance of the constituents of the *MSCI China Consumer Discretionary Index* over the three-year period from 2020 to 2022, and in 2022, respectively.

  ○ The Company's TSR outperformed the *S&P 500 Consumer Discretionary Index* by *11.61* and

49.03 percentage points over the three-year period from 2020 to 2022, and in 2022, respectively.

* TSR is based on the average closing price over the 20 trading days up to and including the start and end of the period and assumes reinvestment of dividends.

- *Peer Company Performance Comparisons:* In assessing the performance of the Company and our executive team, the Compensation Committee considers performance against both U.S. and China peers, which allows the Compensation Committee to assess performance in the context of the operating market in China which can vary significantly as compared to the U.S. operating market. During the pandemic, these differences were pronounced and the Compensation Committee implemented an executive compensation program that would be responsive to these drastically different operating environments and reward performance that was deemed critical to our success in navigating the pandemic and emerging stronger. Despite the unprecedented challenges and significant volatility caused by COVID-19 on the Company's operations and financial results during the three-year period since 2020, the leadership team led the successful implementation of immediate emergency actions to protect employees, sustain operations, drive sales, protect profitability, drive stockholder value-creation and give back to the community. With the tremendous efforts of all our employees led by the leadership team, our revenue growth rate outperformed the China restaurant industry over the periods as indicated below:

	2022 vs. 2021	2022 vs. 2019	2019 - 2022 CAGR
YUMC Total Revenue Growth	-3%	+9%	+3%
YUMC Total Revenue Growth (excluding FX)	+1%	+6%	+2%
China Restaurant Industry Total Revenue Growth	-6%	-6%	-2%

Source of China Restaurant Industry Total Revenue Growth: National Bureau of Statistics of China

Proxy Statement

We believe our ability to stay nimble and to adapt quickly to the rapidly-changing operating environment were key to our successfully navigating the pandemic to date. We managed to grow, with a 6% growth in total revenue (excluding foreign currency translation) in 2022 compared to 2019, while the total revenue of the China restaurant industry declined by 6% over the same period. Despite the magnitude of our store closures and limited services during various waves of the pandemic, we remained profitable over all 12 quarters of 2020 to 2022.

- *Competitive Market and Retention Constraints:* Knowledge of and expertise in U.S., China, and Hong Kong regulatory regimes and business practices are required for many of the Company's executive officers. In addition, because our executive team is located in China, we are required to compete in the Chinese market for executive talent with this unique skillset. Given the uniqueness of executives with this profile, the Company increasingly competes for executive talent against China-based companies with, or planning for, listing outside of China. These competitors often offer compensation packages with significant one-time equity grants and equity awards with time-based vesting, which are common practices in the Chinese executive compensation market. In determining executive compensation decisions, the Compensation Committee considers this increased competition, the practice of granting one-time equity awards and granting equity awards with time-based vesting, and the Company's need to retain and motivate the Company's global and entrepreneurial leadership team.

In determining executive compensation decisions, the Compensation Committee also considered the fact that the challenging market for international executive talent was aggravated by a reduced number of global talent residing in China compared to pre-pandemic years. In particular, the Compensation Committee considered the hardship on the management team due to the inability to unite with their families for an extended period as a result of the strict travel restrictions and, at the same time, the requirements to continually evolve the Company's operating plans to sustain operations, drive sales, and protect profits. Concerned with the risk of losing talent due to the large personal toll and sacrifice required of our management team for an extended period of time, as well as the potential inability to attract and retain future talent due to the ongoing COVID-19 pandemic restrictions, the Compensation Committee took actions that it considered appropriate to reward and recognize not only the strong Company performance that was led by the management team but also the significant retentive risks presented by the extended COVID-19 pandemic and public health measures in China.

Business Overview and Performance Highlights

As noted above, the COVID-19 pandemic had a significant impact on the Company's operations starting in the first quarter of 2020 and continuing through 2022. Although the U.S. markets generally returned to normal, 2022 was in many ways the most volatile year for the Chinese restaurant sector during the past three years, during which we managed to navigate sporadic COVID outbreaks, entire city lockdowns and, in December 2022, nationwide infections. Right from the start of the pandemic, our management team took immediate actions to sustain operations, drive sales, and protect profits. As a result, the Company managed to grow, earned positive operating profit in every quarter of 2020 to 2022, and continued to invest in key strategic capabilities, which we believe helps position us with strengthened competitive edge to capture future growth opportunities. Key aspects of what we did and how we did it are highlighted below.

- We quickly adapted our operations and offers to capture increasing off-premise demand when dine-in traffic was pressured. Enabled by dedicated riders, delivery sales of KFC and Pizza Hut combined grew by 17% year-over-year and accounted for approximately 39% of Company sales of these two brands in 2022. Combined with takeaway, off-premise services represented approximately 65% of Company sales in 2022, compared to approximately 40% in 2019. In addition, new retail packaged foods sales grew 50% and reached nearly RMB900 million in 2022.

- We continued to drive traffic and sales by delivering good food with great value. Leveraging our innovation capabilities and supported by our industry-leading supply chain management system to secure supply at scale,

we launched over 500 new or upgraded menu items in 2022, from regional offers to national launches. We effectively focused our marketing campaigns on more impactful value-for-money offerings. Our total system sales decreased 5% year-over-year in 2022, compared to a 6% decline in the total revenue of the China restaurant industry.

- We further broadened our member base and engaged with members to drive repeat purchases. Our loyalty programs grew approximately 70% from over 240 million members at the end of 2019 to over 410 million members at the end of 2022. Member sales accounted for approximately 60% of our system sales in 2022.

- We proactively managed costs by taking actions to improve operational efficiency. We leveraged digital capabilities, such as sales forecasting and inventory management, to continuously improve operational efficiency. Our initiatives such as optimizing staff scheduling and labor mix, as well as sharing restaurant management teams across stores enabled us to drive labor productivity. We also spent considerable efforts to add variable components to more of our leases. We emerged from the pandemic with a rebased cost structure that yielded a restaurant margin of 14.1% for the full year 2022, compared with 13.7% in the prior year, despite lower sales.

- We invested heavily in building our digital capabilities across the value chain. The most visible aspects are consumer-facing – the apps and screens that empower digital ordering and our membership programs. Digital orders accounted for approximately 89% of KFC and Pizza Hut's Company sales in 2022, compared to 55% in 2019. Similarly, the digitalization of our operations, from the supply chain to our kitchens, has been impactful.

- We made significant investments in our supply chain infrastructure to support future business growth. We expanded from 29 to 33 logistics centers to enhance self-sufficiency in each province in China. In 2022, we began construction on our largest greenfield logistics center, which will serve as the headquarters for our logistics centers across China. Powered by our digital capabilities, our real-time inventory visibility from logistics centers to stores helped enable us to dispatch raw materials with greater precision, allowing for more efficient operations and reduced food waste.

- We maintained our rapid store network expansion with innovative store models and healthy payback periods. Over the 2020-2022 period, we expanded our store portfolio by approximately 40%, adding a total of approximately 3,800 new stores and reaching 12,947 total stores at the end of 2022. In 2022, we opened 1,824 gross new stores, closed underperforming stores, and achieved 1,159 net new stores in 2022 with healthy payback periods. KFC and Pizza Hut stores maintained an average payback period of two and three years, respectively. We lowered up-front investment and streamlined restaurant operations to improve efficiency. With multiple innovative store formats, we increased store density in higher tier cities and penetrated further into lower tier cities.

- We strengthened our portfolio of emerging brands. We launched growth initiatives at Taco Bell and Lavazza, while we closed the operations of COFFii & JOY and East Dawning. In 2022, Taco Bell doubled its store count to 91 stores and Lavazza reached 85 stores by year end.

- We continued to invest in sustainability and sustainable growth. In 2021, we committed to reaching net-zero value chain GHG emissions by 2050. In 2022, we set near-term science-based targets to reduce absolute Scope 1 and 2 GHG emissions by 63% by 2035 from a 2020 base year and reduce Scope 3 GHG emissions from purchased goods by 66.3% per ton of goods purchased by 2035 from a 2020 base year, which targets have been approved by the Science Based Targets initiative (SBTi).

- We successfully converted from secondary listing to primary listing on the Hong Kong Stock Exchange. As the first Delaware-incorporated company becoming dual-primary listed on both the New York Stock Exchange and Hong Kong Stock Exchange, our management team had to navigate many novel and complex regulatory issues during the conversion application process. We believe this strategic move will provide enhanced access to investors and broaden our shareholder base.

Proxy Statement

- We generated US$1.9 billion in free cash flow and returned over US$1 billion to shareholders through share repurchases and dividends over the past three years.

In summary, not only did we adapt rapidly to the many challenges of the pandemic to achieve outperforming total revenue growth compared to the China restaurant industry as noted above, but we also took the opportunity to strengthen our competitive position for the future. We expanded our store footprint, strengthened our supply chain, deepened our digital capabilities, and rebased our cost structure, laying the foundation for future growth opportunities. We rewarded our shareholders with leading TSRs compared to the constituents of the MSCI China Index and MSCI China Consumer Discretionary Index, as well as outperforming TSRs against the S&P 500 Consumer Discretionary Index, over the three-year period from 2020 to 2022, and in 2022, respectively, as noted above. All of these accomplishments were achieved in the context of an incredibly challenging and volatile operating environment.

Recent Compensation Highlights

In 2022, after extensive deliberations, the Compensation Committee implemented a few changes to our executive compensation program, as set forth below. In approving these changes, the Compensation Committee considered our strategic priorities, stockholder feedback, market practices in both the U.S. and China, input from the Compensation Committee's compensation consultant, and the operating environment in China, as described further above.

- *Annual LTI Grants*—For 2022 annual long-term incentive awards, the Compensation Committee determined to grant annual equity awards in the form of 50% SARs, 30% performance share units ("*PSUs*") and 20% restricted stock units ("*RSUs*"). The Compensation Committee introduced an RSU component into the annual long-term incentive ("*LTI*") program for 2022 in order to further align with market practices and to support retention during the vesting period, in light of the continued uncertainty caused by the evolving COVID-19 pandemic. The Compensation Committee also considered the fact that a significant majority of its compensation peers include RSU awards as part of their annual LTI grants, and the difficulty in setting three-year performance goals given the operating market at the time. As the value of the RSUs fluctuates based on the Company's stock price, the entire LTI program remains at-risk. In order to set meaningful goals for the entire three-year performance period, the Compensation Committee determined to use relative TSR ("*rTSR*") performance against the constituents of the MSCI China Index as the only metric for 2022 annual PSU awards (the "*2022 Annual PSU Awards*"), compared to the weighted performance goals relating to rTSR, growth in adjusted total revenue and growth in adjusted diluted earnings per common share that were used under the 2021 annual PSU awards. For 2023, the Compensation Committee determined to increase the percentage of annual equity awards granted in the form of PSUs to 50% in order to increase the portion of the annual long-term incentive awards that are tied to pre-established performance goals, with the remaining 50% to be granted in the form of the RSUs, in order to further align with market practices and to support retention during the vesting period while maintaining the at-risk nature of the long-term incentive program. The 2023 PSU awards will also include an ESG metric, in order to further align the incentives under our long-term incentive awards with the increased importance of ESG-related goals to the Company's long-term strategy.

- *2022 Lavazza ESOP Grants*—Despite the enormous challenges to drive sales and protect profits in the short-term, the Company is also committed to building core capabilities to achieve long-term sustainable growth. To support the Company's long-term growth, the Compensation Committee has sought to design a compensation program aligned with our long-term strategy, including accelerating store network development, expanding to new categories, growing emerging brands and reinforcing strategic capabilities. This desire to incentivize performance to achieve the Company's growth initiatives resulted in the granting of equity awards with respect to the joint venture (the "*Lavazza Joint Venture*") of the Company and Lavazza Luigi S.p.A. ("*Lavazza Group*"), which was established to explore and develop the Lavazza coffee concept in China. As previously disclosed, in order to support a founder's mentality and to incentivize the efforts of employees of the Company, Lavazza Group and the Lavazza Joint Venture to execute on the

Lavazza Joint Venture's business plan, including the target to open 1,000 Lavazza stores in China in the next few years, the Lavazza Joint Venture established equity plans (the "*JV Equity Plans*") allowing for the grant of equity awards with respect to the Lavazza Joint Venture to key employees of the Lavazza Joint Venture, Lavazza Group and the Company. In February 2022, the Lavazza Joint Venture and the Compensation Committee approved equity awards under the applicable JV Equity Plan to certain employees of the Company, including the NEOs, in the form of PSUs. Under the JV Equity Plans, up to 15% of the equity in the Lavazza Joint Venture may be granted as equity awards, with employees and other eligible participants of the Lavazza Joint Venture eligible to receive up to 80% of the JV Equity Plan shares, or 12% of the equity in the Lavazza Joint Venture. The remaining JV Equity Plan shares will be allocated to the employees of the Company and Lavazza Group in accordance with their respective equity interest in the Lavazza Joint Venture, or up to 2% and 1%, respectively, of the equity in the Lavazza Joint Venture. The PSU awards (the "*2022 Lavazza ESOP Grants*") granted to the NEOs are subject to both performance-based vesting conditions and the occurrence of a liquidity event. The liquidity event vesting condition, which includes the occurrence of an initial public offering of the Lavazza Joint Venture, must occur within seven years of the grant date for the awards to vest. As discussed above, the JV Equity Plans and related grants to key contributors were adopted in order to help execute the Company's strategy for the Lavazza Joint Venture by aligning their interests to the success of the Lavazza Joint Venture.

- *Annual Incentive Program*—To support key objectives linked to the Company's long-term strategy, the Compensation Committee replaced system gross new builds with system net new builds and replaced member sales with member activity as performance goals to be used to determine payouts under the 2022 annual incentive program. As a result of this change, for 2022, annual incentive program payouts were originally to be determined based solely on adjusted operating profit growth, same store sales growth, delivery sales growth, system net new builds, and member activity.

The Company's annual incentive program targets, which were set in early 2022, reflected the Company's business goals and priorities in light of the then prevailing operating environment. While the Compensation Committee's practice has generally been to establish and communicate goals at the beginning of each year, the Compensation Committee also retains flexibility to modify the Company's executive compensation program when circumstances warrant, in order to continue to incentivize actions to drive operational performance and retain key talent. In the first half of 2022, the highly transmissible Omicron variant caused significant volatility in our business operations. For example, during April and May 2022, over 2,500 of our stores in China, on average, were either temporarily closed or offered only takeaway and delivery services. In July 2022, in light of the volatile operating environment and the significant impact of the Omicron-variant outbreaks on the Company's operating and financial performance in the first half of 2022, the Compensation Committee considered potential real-time actions to help manage the immediate challenges, retain talent and motivate performance. The Compensation Committee approved (i) the maintaining of the original key performance indicators ("*KPIs*") to hold participants accountable for such goals, but with a reduction in the weighting of such KPIs from 100% to 30%, (ii) the introduction of two supplemental KPIs, accounting for 30% of the team factor weighting, to motivate strategic actions to align with the Company's key priorities at the time of protecting operating margin and profitability, and (iii) the introduction of two relative measures requiring above-market performance in the form of relative revenue growth (comparing the Company's 2022 year-over-year growth rate in total revenues against that of the China restaurant industry) and rTSR (comparing the Company's TSR in 2022 against the TSR of the constituents of the MSCI China Index), with the relative measures accounting for the remaining 40% of the team factor weighting. This modified program continued to maintain the same performance-based structure, but with updates to reflect the evolving operating challenges created by the pandemic and changes in business focuses to address these challenges and the inclusion of relative measures to assess the Company's success in navigating the operational environment as compared to the market. The Compensation Committee determined that this combination of performance metrics was aligned with the Company's strategic actions to help

Proxy Statement

protect the Company's operating margin and profitability during this challenging time and appropriate to motivate management to focus on the successful execution of the Company's operational plan. When approving the final team factor for Company performance, the Compensation Committee applied discretion to reduce the result of Company performance from 135% to 120% of target. For details, see "Elements of the Executive Compensation Program— Annual Performance-Based Cash Bonuses—Team Performance Factors."

- *Modification of 2020 Annual PSUs*—Beginning with the 2020 annual equity grants, the group of recipients of PSUs had been expanded to include all of the Company's leadership team, including the NEOs. In addition, unlike the 2019 PSUs where only a relative measure was used, the performance metrics and goals for the annual PSUs granted in 2020 (the "*2020 Annual PSUs*") adopted two absolute growth targets, including adjusted total revenue growth (weighted 60%) and adjusted diluted earnings per share ("*EPS*") growth (weighted 40%). A relative measure, the Company's rTSR compared to the MSCI China Index, was included only as a modifier to increase or decrease the number of units to be earned by up to 20%. The absolute growth targets were established in early 2020 at a time when the Company could not have anticipated or known the duration or impact of the COVID-19 pandemic on the market in which the Company operates. In 2021 and 2022, the Compensation Committee closely monitored the impact of the pandemic on the Company and potential payouts, and considered different alternatives to fairly assess and reward management for their performance during the three-year performance period of the 2020 Annual PSUs.

Due to the ongoing impact of COVID-19, the Company was operating in a volatile and unpredictable market during the duration of the performance period. Compared to 2019, the 2022 total revenue for the China restaurant industry declined by 6%, with a negative CAGR of 2% from 2019 to 2022. As a result, the original absolute growth goals set for the 2020 Annual PSUs became less effective in incentivizing management and recognizing actions that would enable the Company to navigate the pandemic and emerge stronger. Facing the

unprecedented challenges, our revenue growth rate (excluding foreign currency translation) outperformed that of the China restaurant industry, with an increase by 6% comparing 2022 to 2019, and a CAGR of 2% from 2019 to 2022. In addition, comparing to the constituents of the MSCI China Index, the Company's TSR ranked at the 68.91 percentile over the three-year period from 2020 to 2022.

In light of the Company's strong performance against its peers despite the COVID-19 pandemic and considering that keeping the original design of the 2020 Annual PSUs potentially would have resulted in zero payout, which the Compensation Committee believed would not appropriately reflect management's performance or be aligned with the Company's compensation philosophy, the Compensation Committee determined to adjust the weighting of the performance metrics of the 2020 Annual PSUs in December 2022. As adjusted, the performance goals applicable to the 2020 Annual PSUs are rTSR (weighted 60%), adjusted total revenue growth (weighted 24%) and adjusted diluted EPS growth (weighted 16%), with adjusted total revenue growth and adjusted diluted EPS growth having the same relative weightings to each other as prior to adjustment. The Compensation Committee placed more emphasis on the rTSR measure in recognition of the difficulty of measuring performance against absolute growth goals set before the onset of the COVID-19 pandemic, in light of the volatile operating environment, and its assessment that rTSR would better measure the Company's success in execution of its evolving and COVID-19 responsive operational plan during the three-year performance period. Accordingly, these weightings were adjusted to better measure our performance relative to the operating market in which we operate, while keeping all original performance goals applicable to the 2020 Annual PSUs. Except for the changes in weighting of the performance goals, the terms and conditions applicable to the 2020 Annual PSUs remained unchanged. The Compensation Committee determined that this modification to the 2020 Annual PSUs was aligned with the Company's compensation philosophy of retaining talent and rewarding performance, particularly in light of the operational achievements of the Company since the 2020 Annual PSUs were granted. Based on the reallocated weighting of the performance metrics, the 2020 Annual PSUs vested at 87.82%. For details, see "Context for Determining Executive Compensation Decisions" and "Elements of the Executive Compensation Program—Long Term Equity Incentives—2020 Annual PSUs."

• *Incorporated ESG Metrics since 2021 Annual Incentive Program*—Management and the Board have engaged in extensive discussions regarding how to further incentivize and assess performance with respect to specific ESG, Sustainability and Human Capital Management initiatives. Beginning with the 2021 annual incentive program, ESG measures have been incorporated into the KPIs that are used to determine the individual performance factor for each leadership team member. As such, the NEOs' performance on ESG-related areas could significantly impact payouts under the Company's 2022 annual incentive program. ESG performance goals are tailored for each member of the leadership team based on their roles and responsibilities and the Compensation Committee will assess their performance in these areas. ESG, Sustainability and Human Capital Management goals for 2022 included goals relating to the publication of the Company's sustainability report, goals relating to climate, the Company's supply chain and environmental impact, initiatives relating to customer awareness of environmental goals, plastic reduction initiatives, goals relating to the KFC food banks, employee satisfaction and gender equality. As noted above, in 2023, ESG and sustainability goals of the Company have been adopted as one of the performance goals applicable to the 2023 annual PSUs.

Alignment of Executive Compensation Program with Business Performance

Our pay-for-performance incentive compensation programs are designed to align the long-term interests of our executives with those of our stockholders and to attract and retain top talent in a competitive market. The Company's executive compensation program is structured to support the long-term sustainable growth of the Company and create value for stockholders by aligning our executives with business performance goals and motivating entrepreneurial and innovative thinking. As such, the Compensation Committee reviews and endorses

performance goals that are deemed central to the Company's business performance, long-term strategy and stockholder value creation. Specifically, the Compensation Committee selected performance goals under the Company's 2022 incentive programs that are based on metrics such as operating profit, same store sales, delivery sales, system net new builds, member activity, rTSR, and other KPIs described in greater detail below. These performance goals comprise an overall executive compensation program that the Compensation Committee believes appropriately reflects the Company's emphasis on increasing profitability and revenue, supporting an entrepreneurial mindset, and creating stockholder value, while at the same time supporting key ESG initiatives.

While the Compensation Committee's practice has generally been to establish and communicate goals at the beginning of each year, the Compensation Committee also retains flexibility to modify the Company's executive compensation program when circumstances warrant, in order to continue to incentivize actions to drive operational performance and long-term strategies. In 2022, in light of the changes in operating environment in China and the significant prolonged impact of COVID-19 on the Company's operating and financial performance during the year and over the three-year period since 2020, the Compensation Committee adjusted the 2022 annual incentive program and modified the 2020 Annual PSUs. For details, see "Recent Compensation Highlights—Annual Incentive Program," "Recent Compensation Highlights—Modification of 2020 Annual PSUs," "Elements of the Executive Compensation Program—Annual Performance-Based Cash Bonuses—Team Performance Factors" and "Elements of the Executive Compensation Program—Long Term Equity Incentives—2020 Annual PSUs." The Compensation Committee believes that maintaining this flexibility allows the Company to appropriately reward performance in areas deemed critical to the Company's long-term strategy.

The following chart provides an overview of the 2022 target total direct compensation program applicable to our CEO, consisting of base salary, annual performance-based cash incentives (i.e., short-term incentives, or "*STI*"), and LTI. As demonstrated by the following chart, 2022 compensation for our CEO was heavily weighted toward variable pay elements, and such elements represented approximately 87% of the 2022 annual target compensation for Ms. Wat (consisting of the target payout opportunity under the annual performance-based cash bonus plan, target annual PSUs, RSUs and SARs). For purposes of this calculation, we have excluded the target grant date fair value of the 2022 Lavazza ESOP Grants and the incremental fair value associated with the modification of the 2020 Annual PSUs, as these do not represent a component of the Company's typical annual executive compensation program.

2022 CEO Target Compensation Mix



Total Variables - 87%

Pay Components

The Company's executive compensation program has three primary pay components: (i) base salary; (ii) annual performance-based cash bonuses (i.e., short-term incentives); and (iii) long-term equity awards. We believe that these key elements are aligned with the Company's compensation philosophy and objectives, as illustrated in the following table.

Objective	Base Salary	Annual Performance-Based Cash Bonuses	Long-Term Equity Incentives
Attract and retain the right talent to achieve superior stockholder results — Competitive total reward program structure that enables pay to vary based on role, responsibility, experience, market value and future potential of talent in order to drive superior results year-over-year	X	X	X
Reward performance — Motivate both short-term and long-term performance through annual and long-term equity programs. A majority of NEO annual target compensation is performance-based or variable and, therefore, at-risk		X	X
Emphasize long-term value creation — The Company's belief is simple: if it creates long-term value for stockholders, then it shares a portion of that value with those responsible for the results. Equity awards focus on the long-term performance of the Company and directly align the interests of the recipients with those of the Company's stockholders			X
Drive ownership mentality — We require executives to invest in the Company's success by owning a substantial amount of Company stock			X

Proxy Statement

Executive Compensation Practices

The Compensation Committee reviews on an ongoing basis the Company's executive compensation program to evaluate whether it supports the Company's executive compensation philosophies and objectives and is aligned with stockholder interests. Our executive compensation practices include the following, each of which the Compensation Committee believes reinforces our executive compensation philosophy and objectives:

Our Executive Compensation Practices

✓ We deliver a significant percentage of annual target compensation in the form of variable compensation tied to performance, with 87% of Ms. Wat's 2022 annual target compensation in the form of variable pay elements

✓ We deliver a significant portion of total compensation in the form of equity

✓ Maximum payout opportunity for STI and PSUs

✓ We have multi-year vesting periods for equity awards

✓ We perform market comparisons of executive compensation against a relevant peer group, recognizing the different geographic regions where executives are sourced and recruited

✓ The vesting of the rTSR portion of the PSU awards will be capped at target if our TSR performance is negative over the performance period

✓ The payout for the rTSR measure for annual performance-based cash bonus program is capped at target if our TSR performance is negative

✓ We use an independent compensation consultant reporting directly to the Compensation Committee

✓ We have double-trigger vesting for equity awards in the event of a change in control under our long-term incentive plans

✓ We maintain stock ownership guidelines, which includes a retention requirement until the guideline is achieved

✓ We maintain a compensation recovery policy

✓ We maintain an equity-based awards grant policy specifying pre-determined dates for annual equity grants

✓ We hold an annual "say on pay" vote

✓ We maintain an annual stockholder engagement process

✓ Our Compensation Committee regularly meets in executive session without any members of management present

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X We do not pay dividends or dividend equivalents on PSUs unless and until they vest

X We do not allow repricing of underwater SARs under our long-term incentive plan without stockholder approval

X We do not allow hedging, short sales or pledging of our securities

X We do not allow backdating of SARs

X We do not provide for tax gross-ups relating to a change in control

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Stockholder Engagement

In its compensation review process, the Compensation Committee focuses on structuring the executive compensation program to serve the interests of our stockholders. In that respect, as part of its ongoing review of our executive compensation program, the Compensation Committee considered the approval by approximately 89% of the votes cast for the Company's "say on pay" vote at our 2022 annual meeting of stockholders. Although the Com-

Proxy Statement

pensation Committee was pleased with this favorable outcome and interpreted this level of support as an endorsement by our stockholders of our executive compensation program and policies, the Compensation Committee continuously evaluates program design and considers adjustments to the Company's compensation program based on stockholder feedback, market practices, operating environment and other considerations in order to deliver a program designed to be aligned with our business strategy, the creation of long-term value and our stockholders' interests.

During 2022, the Company reached out to its 75 largest stockholders and select stockholders who previously indicated interest for having engagement calls (which represented over 66% of the Company's outstanding shares) to solicit feedback on a variety of corporate governance matters (including with respect to the adoption of the Company's 2022 Long Term Incentive Plan (the *"2022 LTIP"*)), and the Company held discussions with all stockholders who accepted an invitation. The topics of the discussions covered the 2022 LTIP and executive compensation matters more generally. Management shared the stockholder feedback with the Compensation Committee for its consideration.

Based on feedback received during the Company's stockholder engagement efforts over the past several years, the Compensation Committee has approved changes to its compensation program, including the incorporation of ESG measures and targets into the KPIs, and the disclosure of the threshold and maximum achievement levels for the KPIs discussed in the CD&A.

Proxy Statement

Elements of the Executive Compensation Program

The Company's 2022 executive compensation program consists of three primary pay components: (i) base salary; (ii) annual performance-based cash bonuses (i.e., short-term incentives); and (iii) long-term equity awards. The following charts demonstrate that 2022 annual target compensation for Ms. Wat, our CEO, and the NEOs was heavily weighted toward variable pay elements. Such elements represented approximately 87% of the 2022 annual target compensation for Ms. Wat and, on average, 72% of the 2022 annual target compensation for our other NEOs (consisting of the target payout opportunity under the performance-based cash bonus plan and target annual equity grants). For purposes of this calculation, we have excluded the target grant date fair value of the 2022 Lavazza ESOP Grants and the incremental fair value associated with the modification of the 2020 Annual PSUs, as these do not represent a component of the Company's typical annual executive compensation program.

2022 CEO Target Compensation Mix

2022 Other NEOs Average Target Compensation Mix



12% **RSUs** 9%

13% **Base Salary** 28%

87%
Total Variables

72%
Total Variables

27% **STI** 25%

30% **SARs** 24%

18% **PSUs** 14%

CEO

Other NEOs

Proxy Statement

Base Salary

The Company provides a fixed level of cash compensation to attract and retain high-caliber talent. Base salary in the form of cash compensates executives for their primary roles and responsibilities. An executive's actual salary is dependent on factors such as the executive's role (including the market value of the role), level of responsibility, experience, individual performance and future potential. The Compensation Committee annually reviews salary levels of the Company's executive officers to maintain market competitiveness and reflect their evolving responsibilities.

Annual Performance-Based Cash Bonuses

The principal purpose of our cash-based annual incentive program is to motivate and reward short-term team and individual performance. The following is the formula used to calculate 2022 annual performance-based cash bonuses:

$$\text{Base Salary} \times \begin{matrix}\text{Target Bonus}\\\text{Percentage}\\\text{(As a \% of}\\\text{Base Salary)}\end{matrix} \times \begin{matrix}\text{Team}\\\text{Performance}\\\text{Factor}\\\text{(0\%-200\%)}\end{matrix} \times \begin{matrix}\text{Individual}\\\text{Performance}\\\text{Factor}\\\text{(0\%-150\%)}\end{matrix} = \begin{matrix}\text{Final}\\\text{Individual}\\\text{Performance}\\\text{Bonus Payout}\end{matrix}$$

Team Performance Factors

The Compensation Committee reviewed the performance measures used in the annual incentive plan to assess the program's alignment of the incentive payouts with key performance measures of the Company's overall business and operating segments. The Compensation Committee established the initial team performance measures, targets and weights for the 2022 bonus program at the beginning of the year after receiving input and recommendations from management and the Compensation Committee's compensation consultant. The team performance objectives and targets in 2022 were developed through the Company's annual financial planning process, which took into account growth strategies, historical performance, and the existing and expected future operating environment of the Company.

The Company's annual incentive program targets, which were set in early 2022, reflected the Company's business goals and priorities in light of the then prevailing operating environment. While the Compensation Committee's practice has generally been to establish and communicate goals at the beginning of each year, the Compensation Committee also retains flexibility to modify the Company's executive compensation program when circumstances warrant, in order to continue to incentivize actions to drive operational performance and retain key talent. In the first half of 2022, the highly transmissible Omicron variant caused significant volatility in our business operations. For example, during April and May 2022, over 2,500 of our stores in China, on average, were either temporarily closed or offered only takeaway and delivery services.

In light of the volatile operating environment and the significant impact of the Omicron-variant outbreaks on the Company's operating and financial performance in the first half of 2022, the Compensation Committee considered potential real-time actions to help manage the immediate challenges, retain talent and motivate performance. The Compensation Committee revisited the structure of the 2022 annual incentive program in order to continue to incentivize performance and focus on key business priorities at the time. Based on this review, in July 2022, the Compensation Committee approved (i) the maintaining of the original KPIs to hold participants accountable for such goals, but with a reduction in the weighting of such KPIs from 100% to 30%, (ii) the introduction of two supplemental KPIs, accounting for 30% of the team factor weighting to motivate strategic actions to align with the Company's key priorities to protect operating margin and profitability, and (iii) the introduction of two relative measures requiring above-industry performance in the form of relative revenue growth (comparing the Company's 2022 year-over-year growth rate in total revenues against that of the China restaurant industry) and rTSR (comparing the Company's TSR in 2022 against the TSR of the constituents of the MSCI China Index), with the relative measures accounting for the remaining 40% of the team factor weighting. This modified program continued to maintain the same performance-based structure, but with updates to reflect the evolving operating challenges created by the pandemic and changes in business focuses to address these challenges and the inclusion of relative measures to assess the Company's success in navigating the pandemic against peers in the same operating market. The Compensation Committee assigned a 40% weight to the two new relative measures in recognition of the difficulty of forecasting absolute performance in light of the volatile operating environment. The Compensation Committee set rigorous targets for the new

relative measures, which required above-industry performance and results: target performance for the rTSR measure required the Company to be at the 55th percentile and target performance for the relative revenue growth metric required the Company's total revenues, excluding foreign currency translation, to be at least 2% higher than that of the China restaurant industry. The payout for the rTSR measure would have been capped at target if the Company's TSR performance was negative. The Compensation Committee determined that this combination of performance metrics was aligned with the Company's strategic actions to help protect the Company's operating margin and profitability during this challenging time and appropriate to motivate management to focus on the successful execution of the Company's operational plan.

2022 Adjusted Team Performance Factors and Weighting



A Kept original targets	B Added new KPIs to protect operating margin and profitability	C Added relative growth measures
• Adjusted Operating Profit Growth • Same Store Sales Growth • Delivery Sales Growth • System Net New Builds • Member Activity	• Commodity Cost Growth • Labor Cost Growth	• Relative shareholder return against the constituents of the MSCI China Index • Relative revenue growth against China restaurant industry
Weighted: 30%	Weighted: 30%	Weighted: 40%

The Company's performance metrics were established as growth goals with 2021 as the baseline measure. This methodology required performance better than 2021 in order to receive a target payout. A leverage formula for each team performance measure magnifies the potential impact that performance above or below the performance

target will have on the calculation of the annual bonus. This leverage increases the payouts when targets are exceeded, and reduces payouts when performance is below target, with a threshold level of performance required in order for any bonus associated with such metric to be paid and a cap on bonus payments.

The team performance threshold, target and maximum achievement levels, actual results, weights and overall performance for each measure following the adjustments described above are outlined below.

COMPANY

Team Performance Measures	Threshold	Target	Maximum	Actual	Earned as a % of Target	Weighting*	Final Team Performance
Adjusted Operating Profit Growth[1]	0%	9.8%	25%	-14%	0%	12%	0%
Same Store Sales Growth	0%	2%	4%	-7%	0%	4.5%	0%
Delivery Sales Growth	9%	15%	21%	17%	135%	4.5%	6%
System Net New Builds	1,080	1,230	1,380	1,159	76%	6%	4%
Member Activity[2]	—	—	—	—	0%	3%	0%
Commodity Cost Growth[3]	4%	2%	0%	2.1%	98%	15%	15%
Labor Cost Growth[4]	5%	0%	-5%	-7%	200%	15%	30%
Relative Revenue Growth[5]	1%	2%	4%	7%	200%	20%	40%
R-TSR[6]	40th	55th	85th	93.65th	200%	20%	40%
FINAL COMPANY TEAM FACTOR							135%

KFC[7]

Team Performance Measures	Threshold	Target	Maximum	Actual	Earned as a % of Target	Weighting*	Final Team Performance
Adjusted Operating Profit Growth (KFC)[1]	1%	12%	28%	-1%	0%	12%	0%
Same Store Sales Growth (KFC)	0%	2%	4%	-7%	0%	4.5%	0%
Delivery Sales Growth (KFC)	9%	15%	21%	18%	143%	4.5%	6%
System Net New Builds (KFC)	700	800	900	926	200%	6%	12%
Member Activity (KFC)[2]	0%	6.4%	12.9%	-0.2%	0%	3%	0%
Commodity Cost Growth (YUMC)[3]	4%	2%	0%	2.1%	98%	15%	15%
Labor Cost Growth (YUMC)[4]	5%	0%	-5%	-7%	200%	15%	30%
Relative Revenue Growth (YUMC)[5]	1%	2%	4%	7%	200%	20%	40%
R-TSR (YUMC)[6]	40th	55th	85th	93.65th	200%	20%	40%
FINAL KFC TEAM FACTOR							143%

*   The original weighting established at the beginning of 2022 and prior to the July 2022 adjustments by the Compensation Committee was Adjusted Operating Profit Growth – 40%, Same Store Sales Growth – 15%, Delivery Sales Growth – 15%, System Net New Builds – 20%, and Member Activity – 10%, based on which the team factor results of the Company and KFC would have been 36% and 62%, respectively.

(1)   Adjusted Operating Profit Growth as a team performance factor is the adjusted operating profit growth, excluding the effects of foreign currency translations (either positive or negative) because we believe that changes in the foreign exchange rate can cause operating profit growth to appear more or less favorable than business results indicate.

(2)   Member Activity as a Company team performance factor is defined as the weighted average results of KFC and Pizza Hut active member spending indices. The active member spending index of each of KFC and Pizza Hut measures the year-over-year growth rate of member sales, excluding foreign currency translation.

(3)   Commodity Cost Growth measures the year-over-year change in purchase costs of the key commodities purchased by the Company, excluding foreign currency translation, with a lower or negative growth rate resulting in higher achievement against target.

(4)   Labor Cost Growth measures the year-over-year change in labor costs, excluding foreign currency translation, for crews and restaurant management teams of the Company at the store level, with the impact from temporary store closures normalized in the calculation by excluding such periods. A lower or negative growth rate will result in higher achievement against target.

(5)   Relative Revenue Growth represents the excess of the Company's 2022 year-over-year growth rate in total revenues, excluding foreign currency translation, over that of the China restaurant industry.

(6)   The rTSR is measured as the Company's achievement of total shareholder return compared against the constituents of the MSCI China Index. TSR percentile rank was calculated based on the 20 trading day average closing prices up to and including January 1, 2022 and the 20 day average closing prices up to and including December 31, 2022 and assumes reinvestment of dividends. The payout for the rTSR measure would be capped at target if the Company's TSR performance is negative.

(7)   The KFC Team Factor was determined based on a combination of Company (YUMC) and KFC goals as noted in the table above. The Compensation Committee believed that this combination of goals incentivized specific KFC goals but also aligned KFC participants with the broader efforts of the Company as a whole.

As noted above, a Company team factor of 135% and a KFC team factor of 143% were achieved based on the performance metrics and weighting. The Compensation Committee applied discretion to reduce the results and approved a final team factor of 120% for Company performance and 125% for KFC performance.

Individual Performance Factors

In February 2022, the Compensation Committee approved the performance goals that would be used to determine the Individual Performance Factor for the CEO and provided input on the performance goals recommended by the CEO for the other NEOs, which would subsequently be used by the CEO to recommend to the Compensation Committee as the Individual Performance Factor for each NEO. As part of the Company's annual performance evaluation process, the CEO, after having received input from the Compensation Committee and after consultation with each NEO, establishes that NEO's performance objectives for the coming year, which are ultimately approved by the Compensation Committee. These performance objectives are not intended to be rigid or formulaic, but rather to serve as the framework upon which the CEO evaluates the NEO's overall performance.

These annual performance goals generally fell within the performance categories of mitigating the impact of the COVID-19 pandemic, increasing stockholder returns, accelerating the growth of our brands, driving new business initiatives, effectively managing costs, and achieving ESG and other strategic objectives. Under each performance goal category, each NEO has a number of underlying pre-established goals against which the NEO's performance is assessed to determine whether the NEO has achieved the overall performance goal. The evaluation of an executive's performance relative to these goals is inherently subjective, involving a high degree of judgment based on the CEO's observations of, and interactions with, the executive throughout the year. As an additional input to the evaluation of an executive's performance, the CEO assesses the overall performance of the Company in light of the dynamics of the China market. As a result, no single performance goal or group of goals is determinative for the CEO's evaluation of the executive's performance.

The above evaluation provides the basis for the CEO's recommendation to the Compensation Committee for the executive's Individual Performance Factor. The Compensation Committee then meets with the CEO and discusses the CEO's recommendations, and meets separately in executive session and makes a determination of the Individual Performance Factor for the NEOs, excluding the CEO.

The Compensation Committee applies similar factors in determining the Individual Performance Factor for the CEO. The Compensation Committee meets in executive session to discuss the CEO's individual performance and then consults with the Chairman of the Board for their collective determination of the CEO's Individual Performance Factor. The evaluation of the CEO's overall performance relative to these factors is also inherently subjective, involving a high degree of judgment. The Compensation Committee and the other independent directors assess the overall performance of the Company in light of the dynamics of the China market in which the Company operates. As a result, no single performance goal or group of goals is determinative for the evaluation of the CEO's performance.

The use of Individual Performance Factors provides the Company with a degree of flexibility to recognize performance and reward contributions to strategic business initiatives and the building of organizational capabilities supportive of the creation of long-term value.

Based on the foregoing, the Compensation Committee assigned 2022 Individual Performance Factors for the NEOs ranging from 80% to 140%, as described below under "2022 NEO Compensation and Performance Summary."

Long-Term Equity Incentives

The Company provides long-term equity compensation to its executives to encourage decision-making that creates long-term sustainable stockholder value. In determining the size of the annual equity awards, the Compensation Committee considers the following:

• Prior year individual and team performance;

• Expected contributions in future years;

• The market value of the executive's role compared with similar roles in the Company's peer group or based on compensation survey data; and

• Achievement of the Company's stock ownership guidelines.

For 2022, the Compensation Committee granted annual equity awards in the form of SARs, PSUs and RSUs, weighted 50%, 30% and 20%, respectively. Eighty percent of the 2022 annual equity grant is considered by the Compensation Committee to be performance-based as the PSUs will vest based only on the Company's achievement of performance goals relating to rTSR, and the SARs will realize value only to the extent the Company's stock price increases from the date of grant. The SARs and RSUs vest annually in equal installments of 25%, beginning on the first anniversary of the grant date and generally subject to continued employment through the applicable vesting date. The exercise price of each SAR grant is based on the closing market price of the underlying Company stock on the date of grant.

The 2022 Annual PSU Awards are designed to incentivize each NEO's performance over the performance period from January 1, 2022 to December 31, 2024 and to further align their interests with the interests of our stockholders through the use of an rTSR performance goal. The rTSR performance goal for the three-year performance period is measured as achievement compared against the constituents of the MSCI China Index. This index was selected as the companies included are generally impacted by the same market conditions as the Company. TSR is based on the average closing price over the 20 trading days up to and including the start and end of the performance period. Vesting of the PSUs will be capped at target if the Company's TSR performance is negative over the performance period regardless of how well the Company performs as compared to the index. The following table sets forth the TSR vesting schedule for the 2022 Annual PSU Awards.

	Threshold	Target	Maximum
TSR Percentile Rank Achieved	<25%	25%	55%	85%
Proportion of Target Award Vesting	0%	40%	100%	200%

2020 Annual PSUs

Beginning with the 2020 annual equity grants, the group of recipients of PSUs had been expanded to include all of the Company's leadership team, including the NEOs. Under the 2020 Annual PSU program, PSUs would be

settled in shares of our common stock based on continued service and the achievement of the underlying performance goals during the three-year performance period. Unlike the 2019 PSUs where only a relative measure was

used, the performance metrics and goals for the 2020 Annual PSUs adopted two absolute growth targets, including adjusted total revenue growth (weighted 60%) and adjusted diluted EPS growth (weighted 40%). A relative measure, the Company's rTSR compared to the MSCI China Index, was included only as a modifier to increase or decrease the number of units to be earned by up to 20%. Based on performance, vesting could range from 0% to 240% of the target number of shares subject to the 2020 Annual PSUs. In 2021 and 2022, the Compensation Committee closely monitored the impact of the pandemic on the Company's performance and considered different alternatives to fairly assess and reward management for their performance during the three-year performance period of the 2020 Annual PSUs. 2022 represented the final year of the 2020-2022 performance period for the 2020 Annual PSUs.

The absolute targets for the 2020 Annual PSUs were established in early 2020 at a time when the Company could not have anticipated or known the duration or impact of the COVID-19 pandemic on the market in which the Company operates. Due to the ongoing impact of COVID-19, the Company was operating in a volatile and unpredictable market during the duration of the performance period. Compared to 2019, the 2022 total revenue for the China restaurant industry declined by 6%, with a negative CAGR of 2% from 2019 to 2022. As a result, the original absolute growth goals set for the 2020 Annual PSUs became less effective in incentivizing management and recognizing actions that would enable the Company to navigate the pandemic and emerge stronger.

As noted above, during the three-year period impacted by the COVID-19, we stayed nimble and quickly adapted to the rapidly-changing operating environment. With the tremendous efforts from our employees led by the leadership team, our revenue growth rate outperformed that of the China restaurant industry. The CAGR of our total revenue growth (excluding foreign currency translation) from 2019 to 2022 was 2%, compared to a negative CAGR of 2% in the total revenue of the China Restaurant industry over the same period. In addition, compared to the constituents of the MSCI China Index, the Company's TSR ranked at the 68.91 percentile over the three-year period from 2020 to 2022.

In light of the Company's strong performance against its peers despite the COVID-19 pandemic and considering that keeping the original design of the 2020 Annual PSUs potentially would have resulted in zero payout, which the Compensation Committee believed would not appropriately reflect management's performance and incentivize management in directing the Company to continue to navigate the pandemic, the Compensation Committee determined to adjust the weighting of the performance metrics of the 2020 Annual PSUs in December 2022. The following graph illustrates the reallocation of the weighting of the performance metrics before and after the adjustment.



Metrics (before adjustment)	**Weighting**		**Metrics** (after adjustment)	**Weighting**
Adjusted Total Revenue Growth	60%		**Adjusted Total Revenue Growth**	24%
Adjusted Diluted EPS Growth	40%	→	**Adjusted Diluted EPS Growth**	16%
modified by				
R-TSR[(1)]	+/-20%		**R-TSR**[(2)]	60%

(1) The number of performance units that vest shall be modified by up to +20% for outperformance, or up to -20% for underperformance, as compared to the MSCI China Index.

(2) The following table sets forth the rTSR vesting schedule for the 2020 Annual PSUs after the adjustment:

		Threshold	Target	Maximum
TSR Percentile Rank Achieved	<25%	25%	55%	85%
Proportion of Target Award Vesting*	0%	40%	100%	200%

* Vesting proportion for performance between performance levels would be determined based on linear interpolation. Under the program, payout would be capped at target if the Company's TSR was negative over the three-year performance period. TSR percentile rank was calculated based on the 20-trading day average closing prices up to and including January 1, 2020 and the 20-day average closing prices up to and including December 31, 2022 and assumes reinvestment of dividends.

These weightings were adjusted to better reflect alignment between pay and performance over the multiple year performance period. The Compensation Committee maintained the relative weighting of adjusted total revenue growth and adjusted diluted EPS growth with each other. The Compensation Committee placed more emphasis on the rTSR metric in recognition of the difficulty of measuring performance against absolute growth goals in total revenue and EPS, which were set before the onset of the COVID-19 pandemic, in light of the volatile operating environment and its assessment that rTSR would better measure the Company's success in execution of its evolving operational plan during the three-year performance period and its performance compared to the China restaurant industry and the MSCI China Index.

Except for the changes in weighting of the performance goals, the terms and conditions applicable to the 2020 Annual PSUs remained unchanged. The Compensation Committee determined that this modification to the 2020 Annual PSUs was aligned with the Company's compensation philosophy of retaining talent and rewarding performance, particularly in light of the operational achievements of the Company since the 2020 Annual PSUs were granted.

The table below sets forth the threshold, target and maximum achievement levels, weights and actual results for each measure of the 2020 Annual PSUs following the reallocation of the weighting of performance metrics:

Performance Measure	Threshold	Target	Maximum	Actual	Earned as a % of Target	Weighting	Final Team Performance
R-TSR	25th	55th	85th	68.91th	146.36%	60%	87.82%
Adjusted Total Revenue CAGR(1)	4%	7%	10%	3%	0%	24%	0%
Adjusted Diluted EPS CAGR(2)	4.5%	7.25%	10%	-12%	0%	16%	0%
Final Payout Ratio							87.82%

(1) Adjusted Total Revenue represents total revenues as reported in the Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 2022 (the "**Audited Financial Statements**"), but adjusted to exclude (i) revenues from transactions with franchisees and unconsolidated affiliates; (ii) revenues generated from certain emerging brands; and (iii) the impact of foreign currency fluctuations. The performance goal is measured from 2019 year-end results, which is the base year for measuring CAGR.

(2) Adjusted Diluted EPS is defined as Adjusted Net Income divided by Adjusted Weighted-Average Common and Diluted Potential Common Shares Outstanding, where:

• Adjusted Net Income represents adjusted net income presented in the Company's annual report on Form 10-K, but further adjusted to exclude: (i) income generated from certain emerging brands; (ii) income tax expense

Proxy Statement

impact of planned or actual repatriations; (iii) investment gains or losses for equity investments measured at fair value; (iv) certain non-recurring adjustments; (v) the impact of foreign currency fluctuations; and (vi) the income tax effect of the above adjustments. The performance goal is measured from 2019 year-end results, which is the base year for measuring CAGR.

- Adjusted Weighted-Average Common and Diluted Potential Common Shares Outstanding represents weighted-average common and diluted potential common shares outstanding presented in Note 5 to the Audited Financial Statements, and adjusted to exclude: (i) impact on share count associated with certain share repurchases; (ii) impact on share count as a result of the Company's global offering and secondary listing on the HKEX; (iii) impact on outstanding shares held by employees of YUM! Brands, Inc. ("*YUM*"); and (iv) diluted shares associated with the 2020 partner PSU awards ("*2020 Partner PSU Awards*").

Based on the Company's 22.55% TSR performance during the three-year performance period, the Company ranked at the 68.91 percentile as compared to the TSR performance of the still-active constituents of the MSCI China Index at the end of the performance period, resulting in 87.82% vesting of the target PSUs and dividend equivalents.

The table below shows the number of shares of our common stock acquired by each of the NEOs upon the vesting of the 2020 Annual PSUs (before payment of applicable withholding taxes).

Name	Number of Shares Acquired on Vesting (#)
Ms. Wat	52,166
Mr. Yeung	12,520
Mr. Chan	8,347
Mr. Huang	12,520
Mr. Yuen	6,782

Please see the "2022 Summary Compensation Table" and the "2022 Grants of Plan-Based Awards Table" for further information regarding the 2020 Annual PSUs that vested during the year and the incremental fair value associated with the modification of the 2020 Annual PSUs.

2022 Lavazza ESOP Grants

As disclosed in last year's CD&A, the Company and Lavazza Group established the Lavazza Joint Venture to explore and develop the Lavazza coffee business in China. In order to incentivize the efforts of employees of the Company, Lavazza Group and the Lavazza Joint Venture to execute on the Lavazza Joint Venture's business plan, including the target to open 1,000 Lavazza stores in China in the next few years, the Lavazza Joint Venture established the JV Equity Plans allowing for the grant of equity awards with respect to the Lavazza Joint Venture to key employees of the Lavazza Joint Venture, as well as select employees of Lavazza Group and the Company. Under the JV Equity Plans, up to 15% of the equity in the Lavazza Joint Venture may be granted as equity awards, with employees and other eligible participants of the Lavazza Joint Venture, including restaurant general managers, eligible to receive up to 80% of the JV Equity Plan shares, or 12% of the equity in the Lavazza Joint Venture. The remaining JV Equity Plan shares will be allocated to the employees of the Company and Lavazza Group in accordance with their respective equity interest in the Lavazza Joint Venture, or up to 2% and 1%, respectively, of the equity in the Lavazza Joint Venture.

The Compensation Committee has discretion to award the portion of the JV equity pool allocated to the Company to employees of the Company who have been key contributors to the efforts of the Lavazza Joint Venture and are deemed to be essential to the successful execution of the Lavazza Joint Venture's business plan. The JV Equity Plans and related grants were adopted in order to support entrepreneurial and innovative thinking and leadership through a compensation structure linked to brand expansion and our long-term strategy.

After considering the input of the Compensation Committee's compensation consultant with respect to form and amount of equity awards to be granted to Company employees, on February 10, 2022, the Lavazza Joint Venture and the Compensation Committee approved equity awards under the applicable JV Equity Plan to certain employees of the Company, including awards accounting for 0.9% of the equity in the Lavazza Joint Venture to the NEOs, in the form of PSUs. The PSUs are subject to both performance-based vesting conditions and the occurrence of a liquidity event. The performance-based vesting conditions relate to the Lavazza Joint Venture's performance with respect to revenue (RMB606 million), store-level profitability (to achieve restaurant profit breakeven), brand-level profitability (to achieve operating profit breakeven) and store count (net store count to reach 1,000), each equally weighted, with performance to be measured on a rolling last four quarter basis over a four-year performance period. The liquidity event vesting condition, which includes the occurrence of an initial public offering of the Lavazza Joint Venture, must occur within seven years of the grant date for the awards to vest. Any portion of the award that does not vest, either based on the achievement of the applicable performance-based vesting conditions or the non-occurrence of the liquidity event, will be forfeited in their entirety. To recognize the efforts of each of the NEOs with respect to the Lavazza Joint Venture and to incentivize and galvanize their continued focus on the success of the Lavazza Joint Venture, the Compensation Committee granted PSUs with the following target grant date fair values to each of the NEOs: Ms. Wat, $1,000,000; Mr. Yeung, $200,000; Mr. Chan, $200,000; Mr. Huang, $200,000 and Mr. Yuen, $200,000.

As noted in the "2022 Summary Compensation Table," as of the grant date, the achievement of the performance-based vesting conditions and the occurrence of a liquidity event with respect to the 2022 Lavazza ESOP Grants were not considered probable for accounting purposes and, therefore no associated expenses was recognized for accounting purposes that can be included for the 2022 Lavazza ESOP Grants in the 2022 Summary Compensation Table.

Other Elements of Executive Compensation Program

As with all Company employees, Company executive officers receive certain employment benefits. We believe the benefits we offer are an important part of retention for all levels of employees. Our benefits are designed to protect against unexpected catastrophic losses of health and earnings potential and provide a means to save and accumulate assets for retirement.

Post-Termination and Change in Control Compensation.

The Company provides certain post-termination and change in control compensation to help accomplish the Company's compensation philosophy of attracting and retaining executive talent.

The Company maintains a change in control severance plan that covers all NEOs. Severance benefits are payable only upon a qualifying termination, which is defined as a termination by the Company without cause or by the participant due to good reason, within 24 months following the consummation of a change in control of the Company. The Compensation Committee believes change in control compensation promotes management independence and helps retain, stabilize, and focus the executive officers in the event of a change in control.

The Company also maintains the Executive Severance Plan, which provides severance benefits to certain key management employees of the Company and its affiliates who are selected by the Compensation Committee to participate in the plan, including each of the NEOs, and who experience a qualifying termination under the terms of the plan. The Executive Severance Plan aids in recruitment and retention and promotes smooth succession planning, while providing transitional pay for a limited period of time to executives whose employment is involuntarily terminated. Payments are conditioned upon the executive's execution of a release of claims in favor of the Company and compliance with restrictive covenants. The terms of the Change in Control Severance Plan and Executive Severance Plan were determined after considering market data and the input of the compensation consultant. The award agreements with respect to the Company's outstanding equity awards also provide for pro-rata vesting in the event of certain qualifying terminations of employment. Please see the "Potential Payments upon a Termination or a Change in Control" section below for a quantification of the amounts that would be payable to each of the NEOs in connection with a termination of employment or change in control as of December 31, 2022.

Retirement Plans. The Company offers certain executives working in China retirement benefits under the Bai Sheng Restaurants China Holdings Limited Retirement Scheme ("**BSRCHLRS**"). Under the BSRCHLRS, executives may make personal contributions, and the Company provides a company-funded contribution ranging from 5% to 10% of a participating executive's base salary. During 2022, all of our NEOs were participants in the BSRCHLRS, and each NEO received a company-funded contribution.

Medical, Dental, and Life Insurance and Disability Coverage. The Company provides benefits such as medical, dental, and life insurance and disability coverage to its executive officers through the same benefit plans that are provided to eligible China-based employees.

Perquisites. As noted earlier in the CD&A, the Company's executive compensation program may differ from our U.S. peers to reflect the competitive market in China, the need to attract a global skillset with deep knowledge of both U.S. and Chinese regulatory regimes and the Company's desire to incentivize an entrepreneurial mindset to encourage actions that support our long-term growth and strategy. Because the Company is designing an executive compensation program that attracts, retains and incentivizes global talent, the Company provides certain perquisites relating to overseas assignments as part of a competitive compensation package to attract and retain globally mobile executives. These perquisites are governed by the Company's formal mobility policy, are offered on a case-by-case basis and reflect each executive's particular circumstances while also generally reflecting market practices for similarly situated, globally mobile executives working in international companies based in mainland China. For example, the Company may offer perquisites such as housing cost subsidies, dependent education, and home leave payments to executives performing services in China.

Prior to our spin-off from YUM, certain of our NEOs were offered tax equalization benefits as an element of their compensation. These tax equalization benefits represent legacy compensation arrangements entered into with our former parent. After the spin-off, the Compensation Committee phased out tax equalization benefits for the NEOs (other than certain grandfathered benefits pursuant to the legacy arrangements).

See the 2022 All Other Compensation Table in this CD&A for details regarding the perquisites received by our NEOs during 2022.

Proxy Statement

2022 NEO Compensation and Performance Summary

Below is a summary of our NEOs' 2022 compensation—which includes base salary, annual cash incentive, and equity awards, as well as an overview of our NEOs' 2022 performance relative to their individual annual performance goals. The specific performance summaries described below were considered in determining the Individual Performance Factor under the annual cash bonus program. As noted in the CD&A, in February 2022, the Compensation Committee approved the performance goals that would be used to determine the Individual Performance Factor for the CEO and other NEOs. These annual performance goals generally fell within the performance categories of mitigating the impact of the COVID-19 pandemic, increasing stockholder returns, accelerating the growth of our brands, driving new business initiatives, effectively managing costs, and achieving ESG and other strategic objectives. Under each performance goal category, each NEO has a number of underlying pre-established goals against which the NEO's performance is assessed. See "Elements of the Executive Compensation Program—Annual Performance Based Cash Bonuses—Individual Performance Factor."

Joey Wat
Chief Executive Officer

2022 Performance Summary. The Compensation Committee determined Ms. Wat's performance to be significantly above target with an Individual Performance Factor of 140%. Ms. Wat was recognized for leading the Company's crisis management team in taking timely and decisive actions in tackling the many unprecedented challenges arising out of the COVID-19 pandemic in 2022, which was viewed as even more difficult than 2020 or 2021. Those measures included protecting employees, sustaining operations, driving sales and protecting profitability. Despite a decline in the total revenue for the China restaurant industry due to massive lockdowns and infections in both early and late 2022, Ms. Wat led the Company to achieve profitability in every quarter in 2022. The Company also delivered revenue growth (excluding foreign currency translation) which outperformed the China restaurant industry revenue growth by 7% in 2022. Ms. Wat led the effort to restructure both commodity and labor cost bases to protect margins, resulting in a full year restaurant margin of 14.1%, compared to 13.7% in 2021. The Company's 2022 TSR ranked 93.65 percentile against the constituents of the MSCI China Index. Despite a very challenging business environment, the Company achieved net new stores of 1,159 with healthy average payback period of two and three years for KFC and Pizza Hut, respectively. Ms. Wat also provided strategic guidance to the emerging brands including Taco Bell and Lavazza, both making solid progress in 2022. Taco Bell doubled its store count to 91 while Lavazza reached a store count of 85, at the end of 2022. On ESG, under

Ms. Wat's direction, the Company also formulated its near term greenhouse gas (GHG) emissions reduction targets and roadmap and received SBTi's approval in November 2022. The Company also published its first TCFD report and received the industry highest score for the third year from Dow Jones Sustainability Index.

2022 Compensation Decisions. Effective February 1, 2022, the Compensation Committee decided to bring Ms. Wat's 2022 target compensation levels at slightly above the median of the Company's compensation peer group, after taking into account Ms. Wat's experience in and knowledge of the China consumer market and global expertise. These decisions positioned Ms. Wat's total target direct compensation at the 54th percentile of the Company's 2022 compensation peer group. After considering the advice of its compensation consultant, market practice, and Ms. Wat's individual performance, the Compensation Committee made the following compensation decisions.

- *Base Salary.* Ms. Wat's base salary was increased from $1,350,000 to $1,425,000, an increase of 5.6%.

- *Annual Incentive Plan Target and Payout Level.* Ms. Wat's annual cash bonus target remained unchanged at 200% of her base salary, resulting in a bonus target for the year of $2,850,000. Ms. Wat's 2022 annual cash bonus award payout was $4,788,000, reflecting a total payout of 168% of target based on the Team Performance Factor of 120% and Individual Performance Factor of 140%.

- *Long-Term Incentive Award.* The Compensation Committee approved an annual long-term incentive award

of $6,500,000 to Ms. Wat in February 2022, delivered in 50% SARs, 30% PSUs and 20% RSUs, which was increased from an annual long-term incentive award of $6,000,000 in 2021. Ms. Wat also received a 2022 Lavazza ESOP Grant with a grant date fair value of $1,000,000.

Andy Yeung
Chief Financial Officer

2022 Performance Summary. The Compensation Committee determined Mr. Yeung's performance to be significantly above target with an Individual Performance Factor of 140%. Mr. Yeung was recognized for driving the disciplined scenario planning approach in financial planning and vigorous austerity measures, which helped maintain yearly and quarterly profitability in a highly volatile business environment in 2022 and achieved a full year restaurant margin of 14.1%, compared to 13.7% in 2021. Mr. Yeung played an instrumental role in contributing to the Company's successful primary conversion on the Hong Kong Stock Exchange despite the challenges of lockdown and travel restrictions. Mr. Yeung was instrumental in resolving many novel issues arising from regulatory framework differences between Hong Kong and U.S. Under Mr. Yeung's leadership, systems were set up to fulfill financial reporting requirements applicable to a dual-primary issuer on both the New York Stock Exchange and Hong Kong Stock Exchange. Mr. Yeung provided in-depth guidance to KFC, Pizza Hut and the emerging brands, resulting in improvement in their store unit economics under difficult macro and COVID conditions. Mr. Yeung also served as a core member of the Company's Sustainability Committee and played an active role in ESG discussions, including the Company's strategy and roadmap relating to near term Science Based Target setting, which was approved by SBTi in November 2022.

2022 Compensation Decisions. Effective February 1, 2022, the Compensation Committee set Mr. Yeung's 2022 compensation levels after considering the advice of its compensation consultant, market practice and Mr. Yeung's individual performance.

- *Base Salary.* Mr. Yeung's base salary was increased from $800,000 to $840,000, an increase of 5.0%.

- *Annual Incentive Plan Target and Payout Level.* Mr. Yeung's annual cash bonus target remained at 100% of his base salary, resulting in a bonus target for the year of $840,000. Mr. Yeung's 2022 annual cash bonus award payout was $1,411,200, reflecting a total payout of 168% of target based on the Team Performance Factor of 120% and Individual Performance Factor of 140%.

- *Long-Term Incentive Award.* The Compensation Committee approved an annual long-term incentive award of $1,580,000 to Mr. Yeung in February 2022, delivered in 50% SARs, 30% PSUs and 20% RSUs, which was increased from an annual long-term incentive award of $1,500,000 in 2021, which positioned Mr. Yeung's annual target total direct compensation at approximately 90% of the market median of the compensation peer group. Mr. Yeung also received a 2022 Lavazza ESOP Grant with a grant date fair value of $200,000.

Joseph Chan
Chief Legal Officer

2022 Performance Summary. The Compensation Committee determined Mr. Chan's performance to be on target with an Individual Performance Factor of 80%. Mr. Chan led the Company's successful primary conversion on the Hong Kong Stock Exchange. Under Mr. Chan's leadership, the Company's governance, reporting and compliance policies and practices were further updated and enhanced, reflecting the requirements applicable to a dual-primary issuer on both the New York Stock Exchange and Hong Kong Stock Exchange. Mr. Chan was instrumental in resolving many novel issues arising from regulatory framework differences between Hong Kong and the U.S. Mr. Chan also played a critical role in establishing a compliance process and system in monitoring and proactively managing risks regarding the continuing evolving areas of PRC privacy and cybersecurity laws. Mr. Chan also played an instrumental role in supporting the execution of strategic investments, including transaction structure, due diligence, agreement drafting and negotiation, as well as regulatory approvals. Mr. Chan was recognized for serving as a core member of the Company's Sustainability Committee and played an active role in ESG discussions, including the Company's strategy and roadmap relating to near term Science Based Target setting, which was approved by SBTi in November 2022.

2022 Compensation Decisions. Effective February 1, 2022, the Compensation Committee set Mr. Chan's 2022 compensation levels after considering the advice of its compensation consultant, market practice and Mr. Chan's individual performance.

- *Base Salary.* Mr. Chan's base salary was increased from $600,000 to $630,000, an increase of 5.0%.

- *Annual Incentive Plan Target and Payout Level.* Mr. Chan's annual cash bonus target remained at 80% of his base salary, resulting in a bonus target for the year of $504,000. Mr. Chan's 2022 annual cash bonus award payout was $483,840, reflecting a total payout of 96% of target based on the Team Performance Factor of 120% and Individual Performance Factor of 80%.

- *Long-Term Incentive Award.* The Compensation Committee approved a long-term incentive award of $1,200,000 to Mr. Chan in February 2022, to be delivered in 50% SARs, 30% PSUs and 20% RSUs, which was increased from an annual long-term incentive award of $1,125,000 in 2021 Mr. Chan also received a 2022 Lavazza ESOP Grant with a grant date fair value of $200,000.

Johnson Huang
Chief Customer Officer (since May 1, 2022); General Manager, KFC (through April 30, 2022)

2022 Performance Summary. Mr. Huang has served as the Company's Chief Customer Officer since May 1, 2022, after serving as General Manager, KFC through April 30, 2022. The Compensation Committee determined that Mr. Huang's 2022 performance was on target with an Individual Performance Factor of 105%. Mr. Huang, as General Manager of KFC, was recognized for driving KFC's prompt response to address the business challenges due to the COVID-19 pandemic and regional lockdowns in the first quarter of 2022. He was appointed as the Company's newly created role as Chief Customer Officer in May 2022. In this new role, Mr. Huang was instrumental in redesigning the Company's membership strategy and roadmap to empower sales growth and enhance member experience. Mr. Huang also improved marketing investments through optimizing the conversion rate. Mr. Huang also led the launch of a digital platform to better monitor member traffic and better analyze member activities to set a foundation for marketing automation and future growth. Mr. Huang also revamped the Company's customer incentive program to include the Company's emerging brands for better cross brand marketing.

2022 Compensation Decisions. Effective February 1, 2022, the Compensation Committee set Mr. Huang's

2022 compensation levels after considering the advice of its compensation consultant, market practice, Mr. Huang's individual performance and the strong performance of KFC.

- *Base Salary*. Mr. Huang's base salary was increased from $740,000 to $762,200, an increase of 3.0%.

- *Annual Incentive Plan Target and Payout Level*. Mr. Huang's annual cash bonus target remained at 100% of his base salary, resulting in a bonus target for the year of $762,200. Mr. Huang's 2022 annual cash bonus award payout was $970,896, reflecting a total

payout of 127% of target based on the blended Team Performance Factor of 121% and Individual Performance Factor of 105%.

- *Long-Term Incentive Award*. The Compensation Committee approved a long-term incentive award of $1,330,000 to Mr. Huang in February 2022, to be delivered in 50% SARs, 30% PSUs and 20% RSUs, which was increased from an annual long-term incentive award of $1,250,000 in 2021. Mr. Huang also received a 2022 Lavazza ESOP Grant with a grant date fair value of $200,000.

Aiken Yuen
Chief People Officer

2022 Performance Summary. The Compensation Committee determined Mr. Yuen's performance to be above target with an Individual Performance Factor of 125%. Mr. Yuen was recognized for coordinating the Company's Crisis Management Team in developing responsive policy to protect employees' health and well-being, especially during lockdowns. The Company enhanced a number of benefits programs for frontline employees in 2022, including enhanced medical coverage for restaurant managers. Mr. Yuen played an instrumental role to orchestrate a smooth transition of new leadership team appointments, including General Manager KFC, Chief Customer Officer and Chief Development Officer. Mr. Yuen served as a core member of the Company's Sustainability Committee and played an active role in ESG discussions, including the Company's strategy and roadmap relating to near term Science Based Target setting, which was approved by SBTi in November 2022. In 2022, Yum China was rated as one of the top 20 China employers by Top Employer Institute and included in Bloomberg's "Gender Equality Index" for the fourth consecutive year.

2022 Compensation Decisions. Effective February 1, 2022, the Compensation Committee set Mr. Yuen's 2022 compensation levels after considering the advice of its

compensation consultant, market practice and Mr. Yuen's individual performance.

- *Base Salary*. Mr. Yuen's base salary was increased from $600,000 to $630,000, an increase of 5.0%.

- *Annual Incentive Plan Target and Payout Level*. Mr. Yuen's annual cash bonus target remained at 70% of his base salary, resulting in a bonus target for the year of $441,000. Mr. Yuen's 2022 annual cash bonus award payout was $661,500, reflecting a total payout of 150% of target based on the Team Performance Factor of 120% and Individual Performance Factor of 125%.

- *Long-Term Incentive Award*. The Compensation Committee approved a long-term incentive award of $750,000 to Mr. Yuen in February 2022, to be delivered in 50% SARs, 30% PSUs and 20% RSUs, which was increased from an annual long-term incentive award of $700,000 in 2021, as the compensation review showed that the prior year annual long-term incentive award was below the market median. Mr. Yuen also received a 2022 Lavazza ESOP Grant with a grant date fair value of $200,000.

How Compensation Decisions Are Made

Executive Compensation Philosophy

A unique feature of the Company is that while incorporated in Delaware and listed on the NYSE and Hong Kong Stock Exchange, substantially all of its operations are located in China. As a result, knowledge of and expertise in both U.S. and China regulatory regimes and business practices are required for many of the Company's executive officers.

The Compensation Committee annually reviews the company's executive compensation program to evaluate whether the program continues to support the attraction and retention of highly-qualified executives necessary to achieve superior stockholder results and support the long-term sustainable growth of the Company while simultaneously holding them accountable to continuously achieve results based on our high standards of ethical behavior and corporate governance.

Role of the Compensation Committee

The Compensation Committee reviews and approves goals and objectives relevant to the compensation of the CEO and other executive officers, sets the compensation levels of each of the executive officers, and together with the other independent directors of the Board, approves the compensation of the CEO. The Compensation Committee's responsibilities under its charter are further described in the "Governance of the Company" section of this Proxy Statement. While not members of the Compensation Committee, the CEO, the CFO, the Chief People Officer, and the Chief Legal Officer, when necessary, also attended meetings of the Compensation Committee in 2022 to contribute to and understand the Compensation Committee's oversight of, and decisions relating to, executive compensation. The CEO, the CFO, the Chief People Officer, and the Chief Legal Officer did not attend portions of the meetings relating to their own compensation. The Compensation Committee regularly conducts executive sessions without management present. The Compensation Committee also engages in an ongoing dialogue with its compensation consultant, the CEO, and the Chief People Officer for the evaluation and establishment of the elements of our executive compensation program.

Role of the Independent Consultant

During 2022, the Compensation Committee retained Mercer (Hong Kong) Limited ("***Mercer***") as its independent consultant to advise it on executive compensation matters. Mercer attended Compensation Committee meetings in 2022 and provided advice and guidance to the Compensation Committee on (i) the market competitiveness of the Company's executive pay practices and levels; (ii) the Company's 2022 annual and long-term incentive awards, including the 2022 Lavazza ESOP Grants, as well as the modification of the 2020 Annual PSUs; (iii) the 2023 compensation peer group; (iv) the results of equity compensation analytics and award valuations; (v) the 2022 LTIP adopted upon the dual primary listing of the Company's common stock on the Hong Kong Stock Exchange; and (vi) compensation disclosures, including this CD&A and the pay versus performance disclosure. The Compensation Committee has assessed the independence of Mercer pursuant to NYSE rules and conflicts of interest specifically enumerated by the SEC's six factors, and the Company has concluded that Mercer's work for the Compensation Committee does not raise any conflicts of interest. The Compensation Committee annually reviews its relationship with Mercer and determines whether to renew the engagement. Only the Compensation Committee has the right to approve the services to be provided by, or to terminate the services of, its compensation consultant.

Executive Compensation Peer Group

One of the key objectives of our executive compensation program is to retain and reward the right talent by providing reasonable and competitive compensation. One method that the Compensation Committee utilizes to attain this objective is by establishing a group of peer companies for comparison of executive compensation practices.

The peer group approved by the Compensation Committee based on the recommendations of Mercer consisted of companies in the restaurant, food and consumer services industries in the United States, Greater China and Europe, as these represent the sectors with which the Company competes for executive talent. In addition, Mercer suggested that, for purposes of benchmarking compensation levels for NEOs other than the CEO, the peer group data be supplemented with compensation survey data to provide a broader perspective on market practices. References in this CD&A to market data refer to the peer group or survey data, as appropriate.

After considering the advice of Mercer, the Compensation Committee approved a revised peer group in September 2021 for evaluating 2022 compensation decisions for the NEOs, which consisted of the companies below. The Compensation Committee removed four (4) companies and added three (3) companies for reasons

of industry appropriateness and disclosed data availability. The Compensation Committee removed Beyond Meat, Inc., eBay Inc., WH Group Limited and Want Want China Holdings Limited, and added DoorDash, Inc., General Mills, Inc. and Chow Tai Fook Jewellery Group Limited. These changes were made in order to further align the peer group with the Company's size and operations. The Founder CEOs at DoorDash Inc. and Haidilao International Holdings Ltd. were excluded from the competitive market review. Our peer group reflects a median market capitalization of $19.4 billion and median annual revenues of $10.6 billion, both as of June 30, 2022, and consists of 17 U.S. and nine non-U.S. companies.

2022 Executive Compensation Peer Group



Previous Peer Group

Removed (-4)
Beyond Meat, Inc.
eBay Inc.
WH Group Limited
Want Want China Holdings Limited

Remaining for 2022

Aramark Corporation
China Mengniu Diary
Chipotle Mexican Grill, Inc.
Compass Group PLC
Conagra Brands, Inc.
Darden Restaurants, Inc.
Domino's Pizza, Inc.
Expedia Group, Inc.
Haidilao International Holdings Ltd.
Hilton Worldwide Holdings Inc.
Kellogg Company
Lenovo Group Limited

Link Real Estate Investment Trust
Marriott International, Inc.
McCormick & Company, Incorporated
McDonald's Corporation
Restaurant Brands International Inc.
Sodexo S.A.
Starbucks Corporation
Techtronic Industries Company Limited
The Hershey Company
Tingyi (Cayman Islands) Holding Corp.
YUM! Brands, Inc.

Added (+3)
DoorDash, Inc.
General Mills, Inc.
Chow Tai Fook Jewellery Group Ltd.

New Peer Group for 2022

Data from our 2022 peer group was supplemented by data from companies included in three executive compensation surveys conducted by Mercer in China, Hong Kong, and the U.S., size-adjusted to reflect the Company's revenue. During 2022, the Compensation Committee reviewed a report summarizing compensation levels at the 25th, 50th and 75th percentiles of the peer group and, as applicable, of the survey data for positions comparable to our NEOs. The report compared target and actual total cash compensation (base salary and annual incentives) and total direct compensation (base salary plus annual incentives plus long-term incentives) for each of the NEOs against these benchmarks. The Compensation Committee also reviewed detailed tally sheets that captured comprehensive compensation, benefits and stock ownership details, and comparisons of the CEO's realized

total direct compensation and realizable equity vis-à-vis that of the peer group.

Competitive Positioning and Setting Compensation

At the beginning of 2022, the Compensation Committee considered executive compensation peer group data as a frame of reference for establishing target compensation levels for base salary and annual and long-term incentive awards for each NEO. The Compensation Committee conducted an extensive review of market data and made the decision to position target total direct compensation close to the market median, with variation based on the marketability, performance and potential of each NEO and the criticality of the role on the organization.

Proxy Statement

Compensation Policies

Compensation Recovery Policy

Pursuant to the Company's Compensation Recovery Policy, in the event of any restatement of the Company's financial statements due to material noncompliance with any financial reporting requirement under the securities laws, the Compensation Committee will recover or cancel any performance awards that were awarded to a current or former executive officer as a result of achieving performance targets that would not have been met under the restated results. The Company's recovery authority applies to any performance award received by a current or former executive officer during the three most-recently completed fiscal years immediately preceding the date on which the Company is required to prepare the restatement. Under the terms of the policy, a performance award means any cash or equity-based award that is made, vests or is payable based wholly or in part on the results of a financial reporting measure.

The Company will review and modify the Compensation Recovery Policy as necessary to reflect the final NYSE listing rules adopted to implement the compensation recovery requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Equity-Based Awards Grant Policy

The Company's Equity-Based Awards Grant Policy provides for certain procedures with respect to the granting of equity awards, including specifying pre-determined dates for annual and off-cycle grants and specifying that the Company will not purposely accelerate or delay the public release of material information in consideration of pending equity grants. Generally, annual equity grants are effective as of the date that is two business days after the Company publicly discloses its results for the previous fiscal year.

Stock Ownership Guidelines and Retention Policy

To align the efforts of our executives with the long-term interests of our stockholders and to reinforce their commitment to the Company's long-term objectives, the Compensation Committee established a stock ownership and retention policy that applies to our Section 16 Officers and all members of our Leadership Team. Under the stock ownership and retention policy, the executives have a five-year period from the date of appointment to a covered position to attain the required ownership level. During the five-year phase-in period, the executives must retain, until the required ownership guideline levels have been achieved, at least 50% of the after-tax shares resulting from the vesting or exercise of equity awards, including PSUs. If the guideline is not achieved after such five-year compliance period, the executive officer will be required to retain 100% of after-tax shares resulting from the vesting or exercise of equity awards until the guideline is achieved.

The chart below shows stock ownership requirements as a multiple of annual base salary for our NEOs. As of the record date, each NEO is in compliance with the Company's stock ownership requirements and retention policy.

NEO	Stock Ownership as a Multiple of Annual Base Salary
CEO	6X
CFO	3X
Chief Legal Officer	2X
Chief Customer Officer	2X
Chief People Officer	2X

Hedging and Pledging of Company Stock

Under the Company's Code of Conduct, no employee or director is permitted to engage in securities transactions that would allow such employee or director either to insulate himself or herself from, or profit from, a decline in the Company's stock price. Similarly, no employee or director may enter into hedging transactions in Company stock. Such transactions include, without limitation, short sales as well as any hedging transactions in derivative securities (e.g., puts, calls, swaps or collars) or other speculative transactions related to the Company's stock. Pledging of Company stock by executive officers and directors is also prohibited.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management.

Based on such review and discussion with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Compensation Committee:
Ruby Lu (Chair)
Edouard Ettedgui
William Wang
Min (Jenny) Zhang

2022 SUMMARY COMPENSATION TABLE

The following table and footnotes summarize the total compensation awarded to, earned by or paid to the NEOs for fiscal year 2022 and, to the extent required by SEC executive compensation disclosure rules, fiscal years 2021 and 2020. The Company's NEOs for the 2022 fiscal year are its CEO, CFO, the three other most highly compensated executive officers.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)[1] (e)	Option/ SAR Awards ($)[2] (f)	Non-Equity Incentive Plan Compensation ($)[3] (g)	All Other Compensation ($)[4] (h)	Total ($)[5] (i)
Joey Wat	2022	1,418,750	—	6,035,116	3,250,011	4,788,000	401,002	15,892,879
Chief Executive Officer	2021	1,341,667	—	5,703,920	3,000,004	3,607,246	2,902,835	16,555,672
	2020	1,151,083	—	14,500,084	2,500,003	2,502,664	517,744	21,171,578
Andy Yeung	2022	836,667	—	1,458,490	790,010	1,411,200	198,795	4,695,162
Chief Financial Officer	2021	791,512	—	2,401,075	750,014	1,032,164	135,769	5,110,534
	2020	643,333	—	2,600,068	600,013	701,865	149,144	4,694,423
Joseph Chan	2022	627,500	—	1,045,708	600,004	483,840	172,256	2,929,308
Chief Legal Officer	2021	595,000	—	2,100,748	562,502	619,967	177,468	4,055,685
Johnson Huang	2022	760,350	—	1,333,522	665,014	970,896	305,908	4,035,690
Chief Customer Officer	2021	740,000	—	667,558	625,000	847,441	320,245	3,200,244
	2020	516,814	—	2,600,068	600,013	251,021	209,701	4,177,617
Aiken Yuen	2022	621,063	—	737,151	375,004	661,500	253,560	2,648,278
Chief People Officer	2021	595,236	—	373,881	350,011	547,906	596,068	2,463,102
	2020	517,413	100,566	1,825,078	325,011	461,599	542,754	3,772,421

(1)   The amounts reported in this column for 2022 represent the grant date fair value of the 2022 Annual PSU Awards, RSU awards granted to each Named Executive Officer, as well as the incremental fair value associated with the modification of the 2020 Annual PSUs, as described in the CD&A, calculated in accordance with Accounting Standards Codification Topic 718 ("*ASC 718*"), Compensation—Stock Compensation. The grant date fair value for the RSU awards was calculated by multiplying the number of RSUs granted by the closing price of a share of Company common stock on the date of grant. The per share fair value of the 2022 Annual PSU Awards was calculated using a Monte-Carlo simulation model. Under ASC 718, the rTSR vesting condition related to the 2022 Annual PSU Awards is considered a market-based condition and not a performance-based condition. Accordingly, there is no maximum performance, and no grant date fair value below or in excess of the amount reflected in the table above for the 2022 Annual PSU Awards that could be calculated and disclosed. See Note 15 to the Audited Financial Statements for further discussion of the relevant assumptions used in calculating these amounts. For 2022, the amounts reported in this column also includes the incremental fair value of the 2020 Annual PSUs due to the modifications approved by the Compensation Committee in December 2022, as follows: Ms. Wat, $2,785,040; Mr. Yeung, $668,425; Mr. Chan, $445,649; Mr. Huang, $668,425; and Mr. Yuen, $362,095. See "CD&A—Recent Compensation Highlights—Modification of 2020 Annual PSUs," "CD&A—Elements of the Executive Compensation Program—Long Term Equity Incentives—2020 Annual PSUs." As of the grant date, the achievement of the performance-based vesting conditions and the occurrence of a liquidity event with respect to the 2022 Lavazza ESOP Grants were not considered probable, and therefore no associated expenses was recognized for accounting purposes that can be included for the 2022 Lavazza ESOP Grants in this column. Assuming the liquidity event and the performance conditions for the 2022 Lavazza ESOP Grants were achieved, the grant date fair value for the awards would be as follows: Ms. Wat, $1,000,000; Mr. Yeung, $200,000; Mr. Chan, $200,000; Mr. Huang, $200,000; and Mr. Yuen, $200,000.

(2)   The amounts reported in this column for 2022 represent the grant date fair value of the SAR awards granted to each of the NEOs, calculated in accordance with ASC 718. See Note 15 to the Company's Audited Financial Statements for further discussion of the relevant assumptions used in calculating these amounts.

(3)   Amounts in this column reflect the annual incentive awards earned for the applicable fiscal year performance periods under the annual bonus program, which is described further in our CD&A under the heading "Annual Performance-Based Cash Bonuses."

(4)   The amounts in this column for 2022 are detailed in the 2022 All Other Compensation Table and footnotes to that table, which follow.

(5)   Certain compensation included in the All Other Compensation column was denominated in Chinese Renminbi, which was converted to U.S. dollars using an exchange rate of 6.72. Mr. Yuen's 2022 salary and annual incentive was denominated in Hong Kong dollars, which was converted to U.S. dollars using an exchange rate of 7.83.

Proxy Statement

2022 ALL OTHER COMPENSATION TABLE

The following table and footnotes summarize the compensation and benefits included under the "All Other Compensation" column in the 2022 Summary Compensation Table that were awarded to, earned by or paid to the Company's NEOs for the fiscal year ended December 31, 2022.

Name	Perquisites and Other Personal Benefits ($)[1]	Tax Reimbursements ($)[2]	Retirement Scheme Contributions ($)[3]	Other ($)[4]	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)
Ms. Wat	174,177	—	141,897	84,928	401,002
Mr. Yeung	91,292	—	41,840	65,663	198,795
Mr. Chan	97,222	—	31,380	43,654	172,256
Mr. Huang	96,250	100,030	76,046	33,582	305,908
Mr. Yuen	81,487	84,781	62,107	25,185	253,560

(1) Amounts in this column represent: for Ms. Wat, an education reimbursement ($33,279) and housing cost subsidy ($140,898); and for Messrs. Yeung, Chan, Huang and Yuen, a housing cost subsidy. Such amounts are valued based on the amounts paid directly to the NEOs or the service providers, as applicable.

(2) Amounts in this column for Messrs. Huang and Yuen represent legacy tax reimbursements for gains realized in 2022 on equity awards granted before 2018, and do not represent any new benefits but rather the settlement of existing contractual agreements.

(3) This column represents contributions to the BSRCHLRS for all of our NEOs.

(4) This column reports the total amount of other benefits provided. Such amounts, which are reflective of market practice for similarly situated global executives working in international companies based in mainland China, are paid directly to the NEOs or service providers, as applicable. Other than for certain benefits described below, none of the other benefits individually exceeded the greater of $25,000 or 10% of the total amount of these other benefits and the perquisites and other personal benefits shown in column (b) for the NEO. These other benefits consist of amounts paid for utilities, home leave expenses, transportation allowances, and executive physicals. In 2022, Ms. Wat received home leave reimbursement of $49,801, and Mr. Yeung received home leave reimbursement of $34,700.

Proxy Statement

2022 GRANTS OF PLAN-BASED AWARDS

The following table provides information on the annual incentive program that the Company's NEOs participated in during 2022, including the SARs, 2022 Annual PSU Awards and RSUs granted under the Company's long term incentive plan adopted in 2016 (the "***2016 LTIP***") in 2022 and the 2022 Lavazza ESOP Grants granted under the JV Equity Plans to the Company's NEOs. In addition, the table below includes the 2020 Annual PSUs due to the modification of such PSUs in 2022, as further disclosed in the CD&A.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option/ SAR Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option/ SAR Awards ($/Sh)(4)	Grant Date Fair Value of Stock, Option and SAR Awards ($)(5)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Ms. Wat	—	—	2,850,000	8,550,000	—	—	—	—	—	—	—
	2/10/2022	—	—	—	—	—	—	—	208,969	50.16	3,250,011
	2/10/2022	—	—	—	—	—	—	25,918	—	—	1,300,047
	2/10/2022(6)	—	—	—	11,439	28,597	57,194	—	—	—	1,950,029
	2/10/2022(7)	—	—	—	250,000	1,000,000	1,000,000	—	—	—	—
	12/30/2022(8)	—	—	—	—	50,961	—	—	—	—	2,785,040
Mr. Yeung . .	—	—	840,000	2,520,000	—	—	—	—	—	—	—
	2/10/2022	—	—	—	—	—	—	—	50,796	50.16	790,010
	2/10/2022	—	—	—	—	—	—	6,300	—	—	316,008
	2/10/2022(6)	—	—	—	2,781	6,952	13,904	—	—	—	474,057
	2/10/2022(7)	—	—	—	50,000	200,000	200,000	—	—	—	—
	12/30/2022(6)	—	—	—	—	12,231	—	—	—	—	668,425
Mr. Chan . . .	—	—	504,000	1,512,000	—	—	—	—	—	—	—
	2/10/2022	—	—	—	—	—	—	—	38,579	50.16	600,004
	2/10/2022	—	—	—	—	—	—	4,785	—	—	240,016
	2/10/2022(6)	—	—	—	2,112	5,280	10,560	—	—	—	360,043
	2/10/2022(7)		—	—	50,000	200,000	200,000	—	—	—	—
	12/30/2022(8)		—	—	—	8,155	—	—	—	—	445,649
Mr. Huang . .	—	—	762,200	2,286,600	—	—	—	—	—	—	—
	2/10/202	—	—	—	—	—	—	—	42,759	50.16	665,014
	2/10/2022	—	—	—	—	—	—	5,304	—	—	266,049
	2/10/2022(6)	—	—	—	2,341	5,852	11,704	—	—	—	399,048
	2/10/2022(7)		—	—	50,000	200,000	200,000	—	—	—	—
	12/30/2022(8)		—	—	—	12,231	—	—	—	—	668,425
Mr. Yuen	—	—	441,000	1,323,000	—	—	—	—	—	—	—
	2/10/2022	—	—	—	—	—	—	—	24,112	50.16	375,004
	2/10/202	—	—	—	—	—	—	2,991	—	—	150,029
	2/10/2022(6)	—	—	—	1,320	3,300	6,600	—	—	—	225,027
	2/10/2022(7)		—	—	50,000	200,000	200,000	—	—	—	—
	12/30/2022(8)		—	—	—	6,626	—	—	—	—	362,095

(1) Amounts in columns (c), (d) and (e) provide the minimum, target and maximum amounts payable as annual incentive compensation to each NEO based on team and individual performance during 2022. The actual amounts of annual incentive compensation awards paid for 2022 performance are shown in the "Non-Equity Incentive Plan Compensation" column of the 2022 Summary Compensation Table. The performance measurements, performance targets and target bonus percentages are described in the CD&A, beginning under the heading "Annual Performance-Based Cash Bonuses."

Proxy Statement

(2)   Amounts in column (i) represent the number of RSUs awarded to each NEO. RSUs vest in equal installments on the first, second, third and fourth anniversaries of the grant date, subject to the recipient's continued employment through the applicable vesting date. During the vesting period, the RSUs will be adjusted to reflect the accrual of dividend equivalents, which will be distributed as additional Company shares at the same time and to the extent the underlying shares vest.

(3)   SARs allow the grantee to receive the number of shares of the underlying common stock that is equal in value to the appreciation in the underlying common stock with respect to the number of SARs granted from the date of grant to the date of exercise. SARs become exercisable in equal installments on the first, second, third and fourth anniversaries of the grant date, subject to the recipient's continued employment through the applicable vesting date.

(4)   The exercise price of the SARs equals the closing price of the underlying common stock on the grant date under the 2016 LTIP.

(5)   The amounts reported in this column for 2022 represent the grant date fair value of the SAR awards, the 2022 Annual PSU Awards, and RSU awards granted to each of the NEOs, calculated in accordance with ASC 718. The grant date fair value of the 2022 Annual PSU Awards with market-based conditions has been determined based on the outcome of a Monte-Carlo simulation model. The grant date fair value of the RSU awards was determined based on the closing price of Company common stock on the date of grant. In addition, the amounts reported in this column include the incremental fair value associated with the modification of the 2020 Annual PSUs. As of the grant date, the achievement of the performance-based vesting conditions and the occurrence of a liquidity event with respect to the 2022 Lavazza ESOP Grants were not considered probable, and therefore no associated expenses was recognized for accounting purposes that can be included for the 2022 Lavazza ESOP Grants in this column. Assuming the liquidity event and the performance conditions for the 2022 Lavazza ESOP Grants were achieved, the grant date fair value for the awards would be as follows: Ms. Wat, $1,000,000; Mr. Yeung, $200,000; Mr. Chan, $200,000; Mr. Huang, $200,000; and Mr. Yuen, $200,000. See Note 15 to the Company's Audited Financial Statements for further discussion of the relevant assumptions used in calculating the grant date fair value for the SAR, RSU and PSU awards.

(6)   Amounts reported in this row and associated with columns (f), (g) and (h) provide the threshold, target and maximum numbers of shares of common stock that may be received by the grantee upon vesting of the 2022 Annual PSU Awards. The 2022 Annual PSU Awards granted to each of the NEOs on February 10, 2022 will be settled in shares of common stock, subject to the achievement of performance goals relating to rTSR during the performance period beginning on January 1, 2022 and ending on December 31, 2024, and the NEO's continued employment through the last day of the performance period. Amounts reported in the "Threshold" column represent payout of 40% of target PSUs awarded, and amounts reported in the "Maximum" column represent payout of 200% of the target PSUs awarded.

(7)   Amounts reported in this row and associated with columns (f), (g) and (h) provide the number of ordinary shares of Lavazza Joint Venture that may be received upon vesting of the 2022 Lavazza ESOP Grants granted to each of the NEOs on February 10, 2022. The 2022 Lavazza ESOP Grants granted to the NEOs are subject to both performance-based vesting conditions and the occurrence of a liquidity event, including an initial public offering of the Lavazza Joint Venture, which must occur within seven years of the grant date.

(8)   Amounts reported in this row and associated with column (g) represent the number of shares subject to the 2020 Annual PSUs that were impacted by the modification to the underlying performance measures and the associated incremental fair value related to the modification of the 2020 Annual PSUs, computed in accordance with ASC 718, and does not reflect a new equity grant.

OUTSTANDING EQUITY AWARDS AT 2022 YEAR-END

The following table shows the number of Company shares covered by exercisable and unexercisable SARs, unvested RSUs and unvested PSUs held by the Company's NEOs on December 31, 2022. This table excludes any YUM shares received by the NEOs upon conversion of their outstanding YUM equity awards in connection with the spin-off. The 2022 Lavazza ESOP Grants are separately reported in Outstanding 2022 Lavazza ESOP Grants at 2022 Year-End table below.

		Option/SAR Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options/ SARs (#) Exercisable	Number of Securities Underlying Unexercised Options/ SARs (#) Unexercisable[1]	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Ms. Wat	2/6/2015	27,063	—	22.32	2/6/2025	—	—	—	—
	3/25/2015	32,309	—	23.90	3/25/2025	—	—	—	—
	2/5/2016	41,316	—	21.06	2/5/2026	—	—	—	—
	11/11/2016	48,846	—	26.98	11/11/2026	—	—	—	—
	2/10/2017	111,774	—	26.56	2/10/2027	—	—	—	—
	2/9/2018	186,151	—	40.29	2/9/2028	—	—	—	—
	2/7/2019	139,575	46,525[i]	41.66	2/7/2029	—	—	—	—
	2/7/2020	93,531	93,532[ii]	42.71	2/7/2030	—	—	156,333[i]	8,543,599
	2/5/2021	42,997	128,992[iii]	57.39	2/5/2031	44,380[i]	2,425,373	10,262[ii]	560,791
	5/25/2021	—	—	—	—	—	—	13,069[ii]	714,194
	2/10/2022	—	208,969[iv]	50.16	2/10/2032	26,183[ii]	1,430,889	57,194[iii]	3,125,652
Mr. Yeung . . .	2/7/2020	22,448	22,448[ii]	42.71	2/7/2030	—	—	26,056[i]	1,423,960
	2/5/2021	10,749	32,249[iii]	57.39	2/5/2031	28,404[i]	1,552,257	2,566[ii]	140,205
	5/25/2021	—	—	—	—	—	—	3,268[ii]	178,569
	2/10/2022	—	50,796[iv]	50.16	2/10/2032	6,364[ii]	347,812	13,904[iii]	759,854
Mr. Chan	2/7/2020	14,965	14,966[ii]	42.71	2/7/2030	—	—	19,542[i]	1,067,970
	2/5/2021	8,062	24,186[iii]	57.39	2/5/2031	26,628[i]	1,455,213	1,924[ii]	105,147
	5/25/2021	—	—	—	—	—	—	2,451[ii]	133,920
	2/10/2022	—	38,579[iv]	50.16	2/10/2032	4,834[ii]	264,172	10,560[iii]	577,104
Mr. Huang . .	2/5/2014	6,797	—	21.30	2/5/2024	—	—	—	—
	2/5/2014	9,516	—	21.30	2/5/2024	—	—	—	—
	2/6/2015	10,149	—	22.32	2/6/2025	—	—	—	—
	2/5/2016	13,772	—	21.06	2/5/2026	—	—	—	—
	11/11/2016	24,423	—	26.98	11/11/2026	—	—	—	—
	2/10/2017	37,258	—	26.56	2/10/2027	—	—	—	—
	2/9/2018	32,543	—	40.29	2/9/2028	—	—	—	—
	2/7/2019	24,565	8,189[i]	41.66	2/7/2029	—	—	—	—
	2/7/2020	22,448	22,448[ii]	42.71	2/7/2030	—	—	26,056[i]	1,423,960
	2/5/2021	8,957	26,874[iii]	57.39	2/5/2031	—	—	2,138[ii]	116,842
	5/25/2021	—	—	—	—	—	—	2,723[ii]	148,812
	2/10/2022	—	42,759[iv]	50.16	2/10/2032	5,358[ii]	292,825	11,704[iii]	639,624

Name	Grant Date	Option/SAR Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options/ SARs (#) Exercisable	Number of Securities Underlying Unexercised Options/ SARs (#) Unexercisable[1]	Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Mr. Yuen	2/5/2014	3,602	—	21.30	2/5/2024	—	—	—	—
	2/6/2015	4,060	—	22.32	2/6/2025	—	—	—	—
	2/6/2015	4,060	—	22.32	2/6/2025	—	—	—	—
	2/5/2016	4,614	—	21.06	2/5/2026	—	—	—	—
	2/10/2017	11,364	—	26.56	2/10/2027	—	—	—	—
	2/9/2018	16,863	—	40.29	2/9/2028	—	—	—	—
	2/7/2019	12,729	4,244[(i)]	41.66	2/7/2029	—	—	—	—
	2/7/2020	12,159	12,160[(ii)]	42.71	2/7/2030	—	—	19,542[(i)]	1,067,970
	2/5/2021	5,016	15,050[(iii)]	57.39	2/5/2031	—	—	1,198[(ii)]	65,443
	5/25/2021	—	—	—	—	—	—	1,525[(ii)]	83,341
	2/10/2022	—	24,112[(iv)]	50.16	2/10/2032	3,022[(ii)]	165,128	6,600[(iii)]	360,690

(1) The actual vesting dates for unexercisable SARs are as follows:

    (i)   Remainder of the unexercisable award vested on February 7, 2023.

    (ii)   One-half of the unexercisable award vested or will vest on each of February 7, 2023 and 2024.

    (iii)   One-third of the unexercisable award vested or will vest on each of February 5, 2023, 2024 and 2025.

    (iv)   One-fourth of the unexercisable award vested or will vest on each of February 10, 2023, 2024, 2025 and 2026.

(2) The RSUs reported in this column include additional RSUs received with respect to dividend equivalents, which remain subject to the same underlying vesting conditions. The actual vesting dates for unvested RSUs are as follows:

    (i)   The RSUs will vest in full on February 5, 2024.

    (ii)   One-fourth of the RSUs vested or will vest on each of February 10, 2023, 2024, 2025 and 2026.

(3) The market value of each award is calculated by multiplying the number of shares covered by the award by $54.65, the closing price of the Company's stock on the NYSE on December 30, 2022.

(4) The awards reported in this column represent PSU awards granted to the NEOs with the following vesting terms:

    (i)   The 2020 Partner PSU Awards that are scheduled to vest based on the absolute Company stock price hurdles, adjusted total revenue growth, adjusted EBITDA growth and transformational objectives, over the January 1, 2020 through December 31, 2023 performance period, subject to the NEO's continued employment through the last day of the performance period except as otherwise provided for in the underlying equity award agreement upon a qualifying termination of employment. The 2020 Partner PSU Awards are subject to different goals with different levels of projected performance and the amount reported for this award is reported assuming threshold payout. Based on performance, these PSUs will vest in full on December 31, 2023.

Proxy Statement

(ii) PSU awards that are scheduled to vest based on the Company's achievement of rTSR performance goals and the Company's adjusted total revenue growth and adjusted diluted EPS growth, over the January 1, 2021 through December 31, 2023 performance period, subject to the NEO's continued employment through the last day of the performance period except as otherwise provided for in the underlying equity award agreement upon a qualifying termination of employment. In accordance with SEC disclosure rules, the amount reported for this award is reported assuming threshold payout. Based on performance, these PSUs will vest in full on December 31, 2023.

(iii) PSU awards that are scheduled to vest based on the Company's achievement of the rTSR performance goal over the January 1, 2022 through December 31, 2024 performance period, subject to the NEO's continued employment through the last day of the performance period except as otherwise provided for in the underlying equity award agreement upon a qualifying termination of employment. In accordance with SEC disclosure rules, the amount reported for this award is reported assuming maximum payout. Based on performance, these PSUs will vest in full on December 31, 2024.

Proxy Statement

OUTSTANDING 2022 LAVAZZA ESOP GRANTS AT 2022 YEAR-END

The following table shows the number of the shares of the Lavazza Joint Venture covered by the unvested 2022 Lavazza ESOP Grants held by the Company's NEOs on December 31, 2022.

Name	Grant Date	Number of Lavazza Joint Venture Shares That Have Not Vested (#)[1]	Fair Value of Lavazza Joint Venture Shares That Have Not Vested ($)[2]
(a)	(b)	(c)	(d)
Ms. Wat	2/10/2022	1,000,000	$1,010,000
Mr. Yeung	2/10/2022	200,000	$ 202,000
Mr. Chan	2/10/2022	200,000	$ 202,000
Mr. Huang	2/10/2022	200,000	$ 202,000
Mr. Yuen	2/10/2022	200,000	$ 202,000

(1)   The 2022 Lavazza ESOP Grants granted to the NEOs are subject to both performance-based vesting conditions and the occurrence of a liquidity event, including an initial public offering of the Lavazza Joint Venture which must occur within seven years of the grant date.

(2)   The per share fair value of the 2022 Lavazza ESOP Grants are based on an external valuation of the total enterprise value of Lavazza Joint Venture as at December 31, 2022 and determined on a diluted basis, taking into account of potential shares to be issued under the Lavazza Equity Plans.

2022 OPTION/SAR EXERCISES AND STOCK VESTED

The table below shows the number of Company shares acquired during 2022 upon the exercise of Company SAR awards and the vesting of Company stock awards and before payment of applicable withholding taxes and broker commissions. This table does not include any shares acquired upon the exercise or vesting of outstanding YUM equity awards.

	Option/SAR Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Ms. Wat	—	—	52,166	2,850,872[1]
Mr. Yeung	—	—	20,922	1,046,027[1]
Mr. Chan	—	—	11,946	628,244[1]
Mr. Huang	6,317	347,472	23,338	1,182,626[1]
Mr. Yuen	2,298	121,376	12,387	628,900[1]

(1)   This amount includes the number of shares acquired upon the vesting of the 2020 Annual PSUs based on performance during the 2020-2022 performance period, with the value realized on vesting determined based on the closing price of our common stock on December 30, 2022. For all NEOs other than Ms. Wat, this amount also includes the number of shares acquired upon vesting of RSU awards, with the value realized on vesting determined based on the closing price of our common stock on the applicable vesting date.

Nonqualified Deferred Compensation

The Company offers certain executives working in China retirement benefits under the BSRCHLRS. Under this program, executives may make personal contributions and the Company provides a company-funded contribution ranging from 5% to 10% of an executive's base salary. The Company's contribution for 2022 was equal to 5% of salary for Messrs. Yeung and Chan, and 10% of salary for each of Ms. Wat and Messrs. Huang and Yuen. Participants may elect a variety of mutual funds in which to invest their account balances under the plan. Additionally, upon termination, participants receive a lump sum equal to a percentage of the Company's contributions, including investment returns. This percentage is based on a vesting schedule that provides participants with a vested 30% interest upon completion of a minimum of three years of service, and an additional 10% vested interest for each additional completed year, up to a maximum of 100%.

Proxy Statement

2022 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[3]
	(a)	(b)	(c)	(d)	(e)
Ms. Wat	—	141,897	—	—	720,206[4]
Mr. Yeung	—	41,840	—	—	125,114[4]
Mr. Chan	—	31,380	—	—	102,094[4]
Mr. Huang	—	76,046	—	—	571,977[4]
Mr. Yuen	—	62,107	—	—	407,461[4]

(1) Amounts in this column reflect registrant contributions to the BSRCHLRS for the NEOs and which are reflected in the 2022 Summary Compensation Table.

(2) Under the Hong Kong Data Privacy Act, the administrator of the BSRCHLRS is restricted from disclosing individual account balances under the BSRCHLRS, and accordingly, the Company is unable to compile earnings information with respect to the BSRCHLRS. Under the terms of the BSRCHLRS, participants may elect a variety of mutual funds in which to invest their account balances under the BSRCHLRS.

(3) The amounts reflected in this column are the estimated year-end balances for the NEOs under the BSRCHLRS. Amounts in this column include the following amounts that were previously reported in the Summary Compensation Table in 2021 and 2020: Ms. Wat, $582,608 in 2021, $444,920 in 2020; Mr. Yeung, $83,893 in 2021, $43,972 in 2020; Mr. Chan, $71,240 in 2021; Mr. Huang, $499,617 in 2021, $422,252 in 2020; and Mr. Yuen, $347,921 in 2021, $286,095 in 2020.

(4) This amount represents the aggregate amount of Company contributions, excluding investment returns. See note (3) to this table for further information regarding investment returns with respect to the BSRCHLRS. This amount was denominated in Hong Kong dollars and was converted to U.S. dollars using an exchange rate of 7.83 Hong Kong dollars to U.S. dollars for disclosure purposes.

Potential Payments upon a Termination or a Change in Control

Termination of Employment without a Change in Control. As noted in the CD&A, the Company maintains the Executive Severance Plan, which provides severance benefits to our NEOs upon termination of employment by the Company without cause or, for participants subject to PRC law, termination for any statutory reason and subject to severance pay under PRC law (each, an "*Executive Severance Plan Qualifying Termination*"). In the event of an Executive Severance Plan Qualifying Termination, the NEO would receive, in lieu of any severance benefits under any other arrangement with the participant (including, without limitation, the Restrictive Covenant Letter Agreements and the Company's change in control severance plan, provided that in the event of a qualifying termination under the change in control severance plan, the terms of the change in control severance plan will govern), the following severance benefits:

• Cash severance benefits consisting of the greater of (i) the sum of statutory severance payable under PRC law and an amount equal to five times the participant's average monthly salary in the 12 months prior to the Executive Severance Plan Qualifying Termination as consideration for compliance with certain restrictive covenants, including covenants relating to non-competition as further described below and (ii) the sum of the participant's monthly base salary plus 1/12 of the participant's target annual bonus, multiplied by a severance multiple of 24, in the case of the CEO, and 12 for all other participants;

- Any accrued, but unpaid as of the date of the Executive Severance Plan Qualifying Termination, annual cash bonus for any completed fiscal year preceding an Executive Severance Plan Qualifying Termination; and

- If the Executive Severance Plan Qualifying Termination occurs on or after June 30, a pro-rated annual bonus for the year of the Executive Severance Plan Qualifying Termination based on actual performance and pro-rated for the employment period during the year.

In the event of a participant's material breach of a material obligation to the Company pursuant to any award or agreement between the participant and the Company, including a material breach of the restrictive covenants set forth in any offer letter, restrictive covenant or other agreement entered into by the participant with the Company or a determination that an event constituting "cause" has occurred, then the Compensation Committee may (i) terminate the participant's right to receive payments under the Executive Severance Plan and (ii) seek the recoupment of any payments previously made to the participant under the Executive Severance Plan, including through exercising rights of set-off, forfeiture or cancellation, to the full extent permitted by law, with respect to any other awards, benefits or payments otherwise due to the participant from the Company or any of its affiliates.

The Company is party to Restrictive Covenant Letter Agreements with each NEO. The Restrictive Covenant Letter Agreements include restrictive covenants relating to non-disclosure, non-competition, non-solicitation and non-disparagement, as well as cooperation in investigations and litigation clauses. As consideration for the restrictive covenants, the Company is obligated to pay an amount equivalent to five times the NEO's average monthly salary upon a termination of employment, other than in the case of a change-in-control-related termination or the NEO's death. Such amount would be offset by amounts otherwise owed under any other termination-related agreement between the employee and the Company (including the Executive Severance Plan) so that there is no duplication of payments.

The Company's equity awards provide for pro-rata vesting for terminations due to death, retirement (age 55 and ten years of service or age 65 and five years of service) or involuntary termination by the Company without cause, with PSUs determined based on actual performance. Outstanding equity awards are forfeited upon a termination for cause. If the NEOs' employment had terminated as of December 31, 2022 without cause or due to death or retirement, they would have been entitled to pro-rata vesting of their outstanding RSUs, SARs and PSUs as follows: Ms. Wat, $18,533,042; Mr. Yeung, $3,993,474; Mr. Chan, $3,173,260; Mr. Huang, $2,986,041 and Mr. Yuen, $2,082,191, assuming target performance for purposes of this disclosure. As of December 31, 2022, Messrs. Huang and Yuen were retirement eligible.

The below table shows the maximum amount of payments and other benefits that each NEO would have received upon a qualifying termination under the Executive Severance Plan on December 31, 2022 and the Company's equity award agreements, excluding the 2022 Lavazza ESOP Grants, assuming target performance of the PSUs for purposes of this disclosure.

	Wat $	Yeung $	Chan $	Huang $	Yuen $
Cash Severance	8,550,000	1,680,000	1,134,000	1,524,400	1,071,000
Release Payment	1,488	1,488	1,488	1,488	1,488
Pro-rata Vesting of SARs	1,280,870	175,114	121,595	264,351	141,891
Pro-rata Vesting of RSUs	1,877,460	1,071,440	990,280	67,088	37,850
Pro-rata Vesting of PSUs	15,374,712	2,746,920	2,061,386	2,654,602	1,902,449
TOTAL	27,084,530	5,674,962	4,308,749	4,511,929	3,154,678

Proxy Statement

Termination of Employment Following a Change in Control. As noted in the CD&A, the Company maintains a change in control severance plan, which provides severance benefits to our NEOs in the event of a termination of employment by the Company without "cause" or by the NEO due to "good reason," in each case within 24 months following a change in control (a "***CIC Qualifying Termination***"). Each NEO has executed a participation and restrictive covenant agreement to participate in the Change in Control Severance Plan, which contains restrictive covenants in favor of the Company relating to non-competition, non-solicitation, non-disclosure, and non-disparagement. In the event of a CIC Qualifying Termination under the Change in Control Severance Plan, the NEO would receive, in lieu of any severance benefits under any other arrangement with the participant, the following severance benefits:

- An amount equal to the "***Severance Multiple***" multiplied by the sum of (x) such NEO's monthly base salary in effect immediately prior to a CIC Qualifying Termination (or prior to any reduction for purposes of good reason) and (y) 1/12 of the greater of such NEO's annual target cash bonus for the calendar year in which the CIC Qualifying Termination occurs and the most recent annual cash bonus paid to the NEO, with such amounts payable over the 12-month period following the NEO's termination of employment. The Severance Multiple is 30 for the CEO and 24 for each of the other participating NEOs.

- Any accrued, but unpaid as of the date of the CIC Qualifying Termination, annual cash bonus for any completed fiscal year preceding a CIC Qualifying Termination, to be paid within 60 days of the CIC Qualifying Termination.

- Accrued benefits under any retirement plan or health or welfare plan.

- If permitted by the terms of the Company's health plan and applicable law, continued health insurance coverage, subsidized by the Company at active employee rates, through the earlier of the one-year anniversary of the participant's termination of employment and the participant becoming eligible for health insurance coverage under another employer's plan.

- Outplacement services, in an aggregate cost to the Company not to exceed $25,000, for a one-year period (or, if earlier, until the NEO accepts an offer of employment).

Under the terms of our equity agreements, all outstanding SARs and RSUs would fully and immediately vest following a change in control of the Company if the NEO is employed on the date of the change in control and is involuntarily terminated (other than for cause) on or within two years following the change in control. Under the terms of the outstanding PSU awards, if the NEO is employed on the date of the change in control and resigns for good reason or is involuntarily terminated other than for cause within two years following a change in control, then vesting shall be measured based on the greater of (i) actual performance for the performance period through the date of termination of employment and (ii) target performance (provided, however, that if the change in control and termination of employment occur during the first year of the performance period, then performance will be measured based on target performance). In addition, beginning with the 2020 equity awards, if awards are not effectively assumed in a change in control of the Company, then the awards will vest in full upon such change in control with any stock price performance goal vesting based on the per share transaction price in such change in control and the other performance goals vesting at the greater of actual performance through the date of the change in control and target performance (provided, however, if the change in control occurs during the first year of the performance period, then performance will be measured based on target performance).

The below table shows the maximum amount of payments and other benefits that each NEO would have received upon a change in control and qualifying termination on December 31, 2022 under the terms of the change in control severance plan and the Company's equity award agreements, excluding the Lavazza ESOP Grants, assuming target performance of the PSUs for purposes of this disclosure.

	Wat $	Yeung $	Chan $	Huang $	Yuen $
Cash Severance	12,580,615	3,744,328	2,499,934	3,219,282	2,355,812
Continued Health Insurance Coverage	18,123	11,053	17,053	11,053	12,943
Outplacement Services	25,000	25,000	25,000	25,000	25,000
Accelerated Vesting of SARs	2,659,403	496,103	351,914	566,392	308,583
Accelerated Vesting of RSUs	3,856,262	1,900,069	1,719,385	292,825	165,128
Accelerated Vesting of PSUs	21,665,049	3,947,875	2,964,522	3,779,033	2,671,460
TOTAL	40,804,452	10,124,428	7,577,808	7,893,585	5,538,926

2022 Lavazza ESOP Grants

As noted in the CD&A, during 2022, the NEOs received one-time PSUs under the Lavazza JV Equity Plan. Under the terms of the award agreements, in the event the NEO's employment is terminated following the achievement of the underlying performance goals but prior to the occurrence of a liquidity event, which includes the occurrence of an initial public offering, with respect to the Lavazza Joint Venture by reason of death, disability, retirement, or termination without cause, then the portion of the award associated with the achieved performance goals would remain outstanding and would vest in the event a liquidity event, which includes the occurrence of an initial public offering, with respect to the Lavazza Joint Venture occurs within seven years of the grant date. Assuming that the underlying performance goals and a liquidity event with respect to the Lavazza Joint Venture occurred as of December 31, 2022, the estimated value of the 2022 Lavazza ESOP Grants was as follows: Ms. Wat, $1,010,000; Mr. Yeung, $202,000; Mr. Chan, $202,000; Mr. Huang, $202,000; and Mr. Yuen, $202,000.

PAY RATIO DISCLOSURE

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is providing the following disclosure about the relationship of the annual total compensation of our employees to the annual total compensation of Ms. Wat.

Identification of Median Pay Employee

The Company had more than 400,000 employees as of year-end 2022, and substantially all of them are based in China. Given the nature of its operations, approximately 89% of the Company's employees were restaurant crewmembers. Approximately 72% of the 364,000 crewmembers worked part-time, approximately 37% of whom attended university at the same time, and were paid on an hourly basis. Our wage rates for crewmembers are determined based on a number of factors, including but not limited to cost of living, labor supply and demand, and competitive market pay rates in the city in which the crewmember works.

We selected December 31, 2022, as the date on which to determine our median employee. For purposes of identifying the median employee from the employee population base (excluding Ms. Wat), we considered the total compensation of all of our employees, as compiled from our payroll records. In addition, we measured compensation for purposes of determining the median employee using December 2022 payroll records. Compensation paid in foreign currencies was converted to U.S. dollars based on a weighted average exchange rate for the relevant period.

Using this methodology, our median employee was identified as a part-time crewmember located in a second-tier city in China.

Ratio

For 2022:

- The annual total compensation of the median employee, as identified above, was $6,359.

- Ms. Wat's annual total compensation, as reported in the Total column of the 2022 Summary Compensation Table, was $15,892,879.

- Based on this information, the ratio of the annual total compensation of Ms. Wat to the median of the annual total compensation of all employees is approximately 2,499 to 1.

In fact, our pay ratio is significantly impacted by the fact that substantially all of our employees are based in China, approximately 72% of our 364,000 crewmembers are employed on a part-time and hourly basis, and typical hourly wages vary between the cities in which our restaurants are located.

The above ratio and annual total compensation amount of the median employee are reasonable estimates that have been calculated using methodologies and assumptions permitted by SEC rules. The ratio and annual total compensation amount may not be directly comparable to those of other companies because the methodologies and assumptions used to identify the median employee may vary significantly among companies.

To provide supplemental disclosure and not as a substitute for the pay ratio calculated in accordance with SEC executive compensation disclosure rules, we also reviewed the CEO pay ratio excluding the incremental fair value associated with the modification of 2020 Annual PSUs. Excluding such awards and modification, the CEO's 2022 annual total compensation would have been $13,107,839 and the CEO pay ratio for fiscal 2022 would have been 2,061 to 1.

Proxy Statement

PAY VERSUS PERFORMANCE

| Year[1] (a) | Summary Compensation Table Total for PEO ($)[2] (b) | Compensation Actually Paid (CAP) to PEO ($)[3] (c) | Average Summary Compensation Table Total for Non-PEO NEOs ($)[2] (d) | Average Compensation Actually (CAP) Paid to Non-PEO NEOs ($)[3] (e) | Value of Initial Fixed $100 Investment Based on:[4] | | Net Income ($ in millions) (h) | R-TSR against Constituents of MSCI China Index (%)[6] (i) |
					Total Shareholder Return ($) (f)	MSCI China Consumer Discretionary Index Total Shareholder Return ($)[5] (g)		
2022	15,892,879	18,178,125	3,577,110	3,947,038	116.42	74.02	442	93.65%
2021	16,555,672	6,689,317	3,737,910	2,243,769	105.25	96.60	990	33.06%
2020	21,171,578	36,083,539	4,236,753	6,197,764	119.41	150.25	784	57.03%

(1) As required by Section 953 (a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402 (v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company's executive compensation aligns with the Company's performance, refer to "Executive Compensation – Compensation Discussion and Analysis." Ms. Wat served as the Company's principal executive officer ("**PEO**") for the entirety of 2020, 2021 and 2022 and the Company's other NEOs for the applicable years were as follows:

 – 2022: Andy Yeung, Joseph Chan, Johnson Huang and Aiken Yuen.

 – 2021: Andy Yeung, Johnson Huang, Joseph Chan, Aiken Yuen and Danny Tan.

 – 2020: Andy Yeung, Johnson Huang, Danny Tan and Aiken Yuen.

(2) Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in the case of Ms. Wat and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for the Company's NEOs reported for the applicable year other than Ms. Wat.

(3) To calculate compensation actually paid, adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Ms. Wat during the applicable year, nor the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Ms. Wat) during the applicable year. A reconciliation of the adjustments for Ms. Wat and for the average of the other NEOs is set forth following the footnotes to this table.

(4) For each fiscal year, the amount included in the table is the cumulative total shareholder return as of the end of that year, assuming that the value of the investment in our common stock and peer group was $100 on December 31, 2019 and that all dividends were reinvested. Historic stock price performance is not necessarily indicative of future stock price performance.

(5) The TSR Peer Group consists of the MSCI China Consumer Discretionary Index, which is a free-float adjusted market cap weighted gross total return index, based on MSCI's Global Investable Market Indexes Methodology, which is the same industry index used for purposes of our Annual Report on Form 10-K.

(6) As noted in the CD&A, for 2022, our r-TSR percentile ranking against the constituents of the MSCI China Index was utilized as a component in both the 2022 annual performance-based cash bonus plan and the 2022 Annual PSU Awards, and is viewed as the most important measure by the Company to link pay and performance.

					Compensation Actually Paid Adjustments[a]			
Year	**Summary Compensation Table (SCT) Total ($)**[b]	**Minus Value of Stock Option/ SAR and Stock Awards Reported in SCT ($)**[c]	**Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Option/SAR and Stock Awards Granted in Fiscal Year ($)**[d]	**Plus/(Minus) Change in Fair Value of Outstanding and Unvested Stock Option/SAR and Stock Awards Granted in Prior Fiscal Years ($)**[e]	**Plus Fair Value at Vesting of Stock Option/ SAR and Stock Awards Granted in Fiscal Year that Vested During Fiscal Year ($)**[f]	**Plus/(Minus) Change in Fair Value as of Vesting Date of Stock Option/SAR and Stock Awards Granted in Prior Fiscal Years for which Applicable Vesting Conditions Were Satisfied During Fiscal Year ($)**[g]	**Minus Fair Value as of Prior Fiscal Year-End of Stock Option/ SAR and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year ($)**[h]	**Equals Compensation Actually Paid ($)**
				Joey Wat				
2022	15,892,879	9,285,127	8,595,753	2,864,570	—	110,050	—	18,178,125
2021	16,555,672	8,703,924	6,661,504	(7,555,976)	—	(267,959)	—	6,689,317
2020	21,171,578	17,000,087	27,272,183	3,144,165	—	1,495,700	—	36,083,539
				Other NEOs[i]				
2022	3,577,110	1,751,225	1,606,822	500,217	—	14,114	—	3,947,038
2021	3,737,910	1,772,973	1,374,102	(1,160,113)	—	64,843	—	2,243,769
2020	4,236,753	2,750,073	4,376,554	366,674	—	(32,144)	—	6,197,764

(a)   This table excludes any YUM shares received by the NEOs upon conversion of their outstanding YUM equity awards in connection with the spin-off.

(b)   Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year. With respect to the other NEOs, amounts shown represent averages.

(c)   Represents the grant date fair value of the stock option/SAR awards and stock awards granted during the indicated fiscal year, computed in accordance with ASC 718. See Note 15 to the Company's Audited Financial Statements for further discussion of the relevant assumptions used in calculating these amounts. For 2022, the amount also includes the fair value of the 2020 Annual PSUs as of the date of its modifications by the Compensation Committee in December 2022.

(d)   Represents the fair value as of the indicated fiscal year-end of the outstanding and unvested stock option/SAR awards and stock awards granted during such fiscal year, computed in accordance with ASC 718 and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year. Methodology adopted in calculating the fair value as of the indicated fiscal year-end is consistent with those used in calculating the grant date fair value and the relevant assumptions reflect the Company's estimates based on historical data existing on each valuation date.

(e)   Represents the change in fair value during the indicated fiscal year of each stock option/SAR award and stock award that was granted in prior fiscal years and that remained outstanding and unvested as of the last day of the indicated fiscal year, computed in accordance with ASC 718 and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year. Methodology adopted in calculating the fair value as of the indicated fiscal year-end is consistent with those used in calculating the grant date fair value and the relevant assumptions reflect the Company's estimates based on historical data existing on each valuation date.

(f)   Represents the fair value at vesting of the stock option/SAR awards and stock awards that were granted and vested during the indicated fiscal year, computed in accordance with ASC 718. See Note 15 to the Company's Audited Financial Statements for further discussion of the relevant assumptions used in calculating these amounts.

(g)   Represents the change in fair value, measured from the prior fiscal year-end to the vesting date, of each stock option/SAR award and stock award that was granted in prior fiscal years and which vested during the indicated fiscal year, computed in accordance with ASC 718. For 2022, the amount also includes the fair value of the 2020 Annual PSUs as of the date of its modifications by the Compensation Committee in December 2022.

(h)   Represents the fair value as of the last day of the prior fiscal year of the stock option/SAR awards and stock awards that were granted in prior fiscal years which failed to meet the applicable vesting conditions in the indicated fiscal year, computed in accordance with ASC 718.

(i)   See footnote 1 above for the non-PEO NEOs included in the average for each fiscal year.

Relationship Between Pay and Performance

As described in more detail in the section "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. A significant portion of the Company's executive compensation program consists of equity awards, including PSUs, SARs and RSUs. The fair value of equity awards, in particular the PSUs, as of the grant date and each fiscal year-end is heavily impacted by the Company's stock price as of the same date, thereby impacting the compensation actually paid as reported. In addition, the Company granted the 2020 Partner PSU Awards, a special PSU award, resulting in a higher Summary Compensation Table total amount reported in 2020.

• The following graph demonstrates the relationship between compensation actually paid over the period to the PEO and other NEOs, and each of the Company cumulative TSR and Peer Group cumulative TSR.



Compensation Actually Paid vs. TSR of Company & Peer Group

- The following graph demonstrates the relationship between compensation actually paid over the period to the PEO and other NEOs and rTSR percentile ranking against the constituents of the MSCI China Index.



Compensation Actually Paid vs.
Company's r-TSR against Constituents of MSCI China
Index

- The following graph demonstrates the relationship between compensation actually paid over the period to the PEO and other NEOs and Net Income.



Compensation Actually Paid vs.
Net Income

Proxy Statement

Performance Measures Used to Link Company Performance and Compensation Actually Paid to the NEOs

Below is a list of performance measures, which in the Company's assessment represent the most important performance measures used by the Company to link compensation actually paid to the NEOs for 2022 to the Company's performance. As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of the Company for our shareholders.

Most Important Financial Performance Measures
● R-TSR against the constituents of the MSCI China Index ● Same Store Sales Growth ● Adjusted Operating Profit Growth ● System Net New Builds

2022 DIRECTOR COMPENSATION

The Company primarily uses stock-based compensation to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Board considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of members of the Board. The Nominating and Governance Committee of the Board considers advice from the compensation consultant and reviews and makes recommendations to the Board with respect to the compensation and benefits of directors. No changes have been made to our director compensation program since it was approved by the Board in December 2017 and became effective in June 2018. The Company's director compensation structure for 2022 is discussed below.

Employee Directors. Employee directors do not receive additional compensation for serving on the Board of Directors. Please see the 2022 Summary Compensation Table for the compensation received by Ms. Wat during 2022 for her role as CEO of the Company.

Non-Employee Directors Retainer. Our non-employee directors were each compensated with an annual retainer

equal to $275,000, payable in Company common stock or, if requested by a director, up to one-half in cash. The annual retainers were paid in June 2022 to compensate the directors for their services from June 1, 2022 to May 31, 2023.

Chairman and Committee Chairperson Retainer. In addition to the annual retainer paid to all non-employee directors, the Chairman of the Board (Dr. Hu) received an additional annual cash retainer of $225,000. The Chairperson of the Audit Committee (Mr. Bassi) received an additional $30,000 stock retainer, the Chairperson of the Compensation Committee (Ms. Lu) received an additional $20,000 stock retainer, the Chairperson of the Nominating and Governance Committee (Dr. Hu) received an additional $15,000 stock retainer, and the Chairperson of the Food Safety and Sustainability Committee (Mr. Shao) received an additional $15,000 stock retainer. All such retainers were paid in June 2022 to compensate the directors for their services from June 1, 2022 to May 31, 2023.

The table below summarizes cash compensation earned by and stock retainers granted to each non-employee director during 2022.

Name (a)	Fees Earned or Paid in Cash($) (b)	Stock Awards ($)[3] (c)	All Other Compensation ($) (d)	Total ($) (e)
Peter A. Bassi	137,500[1]	167,500	25,000[4]	330,000
Edouard Ettedgui	—	275,000	—	275,000
Cyril Han	—	275,000	—	275,000
Louis T. Hsieh	137,500[1]	137,500	—	275,000
Fred Hu	225,000[2]	290,000	—	515,000
Ruby Lu	—	295,000	—	295,000
Zili Shao	—	290,000	—	290,000
William Wang	—	275,000	—	275,000
Min (Jenny) Zhang	137,500[1]	137,500	—	275,000

(1)   Represents the portion of the annual retainer that Messrs. Bassi and Hsieh and Ms. Zhang elected to receive in cash rather than equity.

(2)   Represents the annual cash retainer paid to Dr. Hu as Chairman of the Board.

(3)   Represents the grant date fair value for annual stock retainer awards granted in 2022. Each director received shares of Company common stock determined by dividing the applicable annual retainer by the closing market price of a share of Company common stock on the date of grant, with any fractional shares paid in cash rather than equity.

(4)   Represents an award in the amount of $25,000 for Mr. Bassi's contribution to a project in 2022 at the request of the Board, payable in 2023.

Stock Ownership Requirements. Although our directors are not subject to the Stock Ownership Guidelines, we nevertheless expect our directors to own a meaningful number of shares of Company common stock, and we have a share retention policy in place for directors. Pursuant to the share retention policy, no director may sell any shares received as director compensation until at least 12 months following the director's retirement or departure from the Board.

EQUITY COMPENSATION PLANS INFORMATION

The following table summarizes, as of December 31, 2022, the equity compensation we may issue to our directors, officers, employees and other persons under (i) the Company's 2016 LTIP, which was approved by YUM as the Company's sole stockholder prior to the Company's spin-off from YUM; and (ii) the Company's 2022 Long Term Incentive Plan approved by its stockholders in 2022 (the "*2022 LTIP*").

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	11,730,923[1]	34.71[2]	30,706,464[3]
Equity compensation plans not approved by security holders . . .	—	—	—
TOTAL	11,730,923		30,706,464

(1)   Includes 2,126,112 shares issuable in respect of RSUs and PSUs.

(2)   RSUs and PSUs do not have an exercise price. Accordingly, this amount represents the weighted-average exercise price of outstanding SARs and stock options.

(3)   While certain equity awards remain outstanding under the Company's 2016 LTIP, no future equity awards may be granted under such plan. The number represents the number of Company common stock remaining available for future grants under the 2022 LTIP only. Full value awards granted to the Company's employees under the 2022 LTIP, including RSUs and PSUs, will reduce the number of shares available for issuance by two shares. SARs granted to the Company's employees under the 2022 LTIP will reduce the number of shares available for issuance only by one share.

AUDIT COMMITTEE REPORT

Who serves on the Audit Committee of the Board of Directors?

The members of the Audit Committee are Peter A. Bassi (Chair), Cyril Han, Louis T. Hsieh, Zili Shao and Min (Jenny) Zhang, each of whom are independent within the meaning of applicable SEC regulations, the listing standards of the NYSE and the Hong Kong Listing Rules. For additional information about the members of the Audit Committee, see "Governance of the Company—What are the Committees of the Board?"

What document governs the activities of the Audit Committee?

The Audit Committee operates under a written charter adopted by the Board of Directors. The Audit Committee's responsibilities are set forth in the charter. The Audit Committee annually reviews and reassesses the adequacy of its charter and recommends any proposed changes to the Board for approval. The charter is available on our website at *ir.yumchina.com.*

What are the responsibilities of the Audit Committee?

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements, the adequacy of the Company's system of internal controls and procedures and disclosure controls and procedures, the Company's risk management, the Company's compliance with legal and regulatory requirements, the independent auditors' qualifications and independence and the performance of the Company's internal audit function and independent auditors. The Audit Committee has the authority to obtain advice and assistance from independent legal, accounting or other advisors as the Audit Committee deems necessary or appropriate to carry out its duties and receive appropriate funding, as determined by the Audit Committee, from the Company for such advice and assistance.

The Audit Committee has sole authority to appoint and replace the independent auditors, and is directly responsible for the compensation of the independent auditors, subject to stockholder approval. The Audit Committee manages the Company's relationship with its independent auditors, which reports directly to the Audit Committee.

Each year, the Audit Committee evaluates the performance, qualifications and independence of the independent auditors. In doing so, the Audit Committee considers whether the independent auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, taking into account the opinions of management and internal auditor.

The members of the Audit Committee meet periodically in separate executive sessions with management (including the Company's Chief Financial Officer, Chief Legal Officer and Principal Accounting Officer), the internal auditors and the independent auditors, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

What matters have members of the Audit Committee discussed with management and the independent auditors?

As part of its oversight of the Company's financial statements, the Audit Committee reviews and discusses with both management and the Company's independent auditors all annual and quarterly financial statements prior to their issuance. During 2022, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with accounting principles generally accepted in the U.S. and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussions with the independent auditors of matters required to be discussed pursuant to applicable requirements of the PCAOB and the SEC, including the quality (not merely the acceptability) of the Company's accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, disclosures related to critical accounting practices, and critical audit matters during the course of the audit. The Audit Committee has also discussed with KPMG matters relating to their independence, including a review of audit and non-audit fees and the written disclosures and letter received from KPMG required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence. The Audit Committee also considered whether non-audit services provided by the independent auditors are compatible with the independent auditors' independence. The Audit Committee also received regular updates, and written summaries as required by the PCAOB rules (for tax and other services), on the amount of fees and scope of audit, audit-related, tax and other services provided.

In addition, the Audit Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Audit Committee monitored the scope and adequacy of the Company's internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls. The Audit Committee also reviewed and discussed legal and compliance matters with management, and, as necessary or advisable, the Company's independent auditor.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2022?

Based on the Audit Committee's discussions with management and the independent auditors and the Audit Committee's review of the representations of management and the report of the independent auditors to the Board of Directors, and subject to the limitations on the Audit Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Audit

Committee recommended to the Board of Directors that it include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC and the Company's Annual Report for the year ended December 31, 2022 to be filed with the HKEX.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Peter A. Bassi, *Chair*
Cyril Han
Louis T. Hsieh
Zili Shao
Min (Jenny) Zhang

Proxy Statement

ADDITIONAL INFORMATION

Who pays the expenses incurred in connection with the solicitation of proxies?

Expenses in connection with the solicitation of proxies will be paid by us. Proxies are being solicited principally by mail, by telephone and through the Internet. We have retained Georgeson Inc. to act as a proxy solicitor for a fee estimated to be $10,000, plus reimbursement of out-of-pocket expenses. In addition, our directors, officers and regular employees, without additional compensation, may solicit proxies personally, by e-mail, telephone, fax or special letter. We will reimburse brokerage firms and others for their expenses in forwarding proxy materials to the beneficial owners of shares of Company common stock.

How may I elect to receive stockholder materials?

For stockholders of our common stock registered on our U.S. register

Stockholders with shares registered directly in their name who received stockholder materials in the mail may elect to receive future annual reports and proxy statements from us and to vote their shares through the Internet instead of receiving copies through the mail. We are offering this service to provide stockholders with added convenience, to reduce our environmental impact and to reduce annual report printing and mailing costs.

To elect this option, go to *www.computershare.com*, click on Login to Investor Center, log in and locate the option to receive Company mailings via e-mail. Stockholders who elect this option will be notified by mail how to access the proxy materials and how to vote their shares on the Internet or by phone.

If you consent to receive future proxy materials electronically, your consent will remain in effect unless it is withdrawn by writing our transfer agent, Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078, or by logging onto *www.computershare.com* and following the applicable instructions. Also, while this consent is in effect, if you decide you would like to receive a hard copy of the proxy materials, you may call, write or e-mail Computershare Trust Company, N.A.

For stockholders of our common stock registered on our Hong Kong register

We publish annual reports and proxy statements on our website and on HKEX's website in English and Chinese. We will provide printed copies of proxy materials in English and Chinese.

Proxy Statement

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

The Company has adopted a procedure called "householding," which has been approved by the SEC. The Company and some brokers household proxy materials, delivering a single Notice and, if applicable, this proxy statement and the annual report, to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders or they participate in electronic delivery of proxy materials.

Stockholders who participate in householding will continue to access and receive separate proxy cards. This process will help reduce our printing and postage fees, as well

as save natural resources. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to Yum China Holdings, Inc., 101 East Park Boulevard, Suite 805, Plano, Texas 75074, or to Yum China Holdings, Inc., Yum China Building, 20 Tian Yao Qiao Road, Shanghai 200030 People's Republic of China, Attention: Investor Relations.

May I propose actions for consideration at next year's annual meeting of the Company's stockholders or nominate individuals to serve as directors?

Under the rules of the SEC, if a stockholder wants us to include a proposal in our proxy statement and proxy card for presentation at the 2024 annual meeting of the Company's stockholders, the proposal must be received by our Corporate Secretary at our principal executive offices, Yum China Holdings, Inc., 101 East Park Boulevard, Suite 805, Plano, Texas 75074, or Yum China Holdings, Inc., Yum China Building, 20 Tian Yao Qiao Road, Shanghai 200030, People's Republic of China, by December 14, 2023. We strongly encourage any stockholder interested in submitting a proposal to contact our Chief Legal Officer in advance of this deadline to discuss the proposal. Stockholders may want to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. Submitting a proposal does not guarantee that we will include it in our proxy statement.

In addition, our Bylaws include provisions permitting, subject to certain terms and conditions, stockholders owning at least 3% of the outstanding shares of Company

common stock for at least three consecutive years to use our annual meeting proxy statement to nominate a number of director candidates not to exceed 20% of the number of directors in office, subject to reduction in certain circumstances (the "***Proxy Access***"). Pursuant to our Proxy Access bylaw, stockholder nomination of directors to be included in our proxy statement and proxy card for the 2024 annual meeting of the Company's stockholders must be received by our Corporate Secretary no earlier than November 14, 2023 and no later than December 14, 2023. Stockholders must also satisfy the other requirements specified in our Bylaws. You may contact the Company's Corporate Secretary at the addresses mentioned above for a copy of the relevant bylaw provisions regarding the requirements for nominating director candidates pursuant to Proxy Access.

Under our Bylaws, stockholders may also nominate persons for election as directors at an annual meeting or introduce an item of business that is not included in our proxy statement. These procedures provide that nomina-

Proxy Statement

tions for director nominees and/or an item of business to be introduced at an annual meeting must be submitted in writing to our Corporate Secretary at our principal executive offices, and the stockholder submitting any such nomination or item of business must include information set forth in our Bylaws. For the 2024 annual meeting of the Company's stockholders, we must receive the notice of your intention to introduce a nomination or to propose an item of business no earlier than January 26, 2024 and no later than February 25, 2024, unless we hold the 2024 annual meeting before April 25, 2024 or after June 25, 2024, in which case notice must be received no later than 10 days after notice of the date of the annual meeting is mailed or public disclosure of the date of the annual meeting is made, whichever first occurs. Stockholders must

also satisfy the other requirements specified in our Bylaws. You may contact the Company's Corporate Secretary at the addresses mentioned above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended, no later than March 26, 2024.

Is any other business expected to be conducted at the Annual Meeting?

The Board is not aware of any matters that are expected to come before the Annual Meeting other than those referred to in this proxy statement. If any other matter should come before the Annual Meeting, the individuals named on the form of proxy intend to vote the proxies in accordance with their best judgment.

The chairman of the Annual Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Forward-Looking Statements

This proxy statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the fact that they do not relate strictly to historical or current facts and by the use of forward-looking words such as "expect," "expectation," "believe," "anticipate," "may," "could," "intend," "belief," "plan," "estimate," "target," "predict," "project," "likely," "will," "continue," "should," "forecast," "outlook," "commit" or similar terminology. These statements are based on current estimates and assumptions made by us in light of our

experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable under the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Forward-looking statements include, without limitation, statements regarding the future strategies, growth and business plans of Yum China, including Yum China's sustainability goals. Forward-looking statements are not guarantees of performance and are inherently subject to known and unknown risks and uncertainties that are difficult to predict and could cause our actual results or events to differ materially from those indicated by those statements. We cannot assure you that any of our expectations, estimates or assumptions will be achieved. The forward-looking statements included in this proxy statement are only made as of the date of this proxy statement, and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. Numerous factors could cause our actual results or events to differ materially from those expressed or implied by forward-looking statements, including, without limitation: whether we are able to achieve development goals at the times and in the amounts currently anticipated, if at all, the success of our marketing campaigns and product innovation, our ability to maintain food safety and quality control systems, changes in public health conditions, including the COVID-19 pandemic and regional outbreaks caused by existing or new COVID-19 variants, our ability to control

costs and expenses, including tax costs, as well as changes in political, economic and regulatory conditions in China. In addition, other risks and uncertainties not presently known to us or that we currently believe to be immaterial could affect the accuracy of any such forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You should consult our filings with the SEC (including the information set forth under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022) for additional detail about factors that could affect our financial and other results.

Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

 ☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2022

OR

 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934



YumChina

For the transition period from _____ to _____ .
Commission file number 001-37762
Yum China Holdings, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**81-2421743**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

	Yum China Building
101 East Park Boulevard, Suite 805	**20 Tian Yao Qiao Road**
Plano, Texas 75074	**Shanghai 200030**
United States Of America	**People's Republic Of China**

(Address, including Zip Code, of Principal Executive Offices)
Registrant's telephone number, including area code: **(469) 980-2898**
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, Par Value $0.01 Per Share	YUMC	New York Stock Exchange
	9987	The Stock Exchange of Hong Kong Limited

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer: ☑	Accelerated filer: ☐
Non-accelerated filer: ☐	Smaller reporting company: ☐
	Emerging growth company: ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock (which consists solely of shares of common stock) held by non-affiliates of the registrant as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $20.3 billion. Solely for purposes of this disclosure, shares of common stock held by executive officers and directors of the registrant as of such date have been excluded because such persons may be deemed to be affiliates. The number of shares of the registrant's common stock outstanding as of February 22, 2023 was 418,400,738 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the registrant's 2023 annual meeting of stockholders (the "2023 Proxy Statement"), to be filed not later than 120 days after the end of the registrant's fiscal year, are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K (this "Form 10-K") includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend all forward-looking statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements often include words such as "may," "will," "estimate," "intend," "seek," "expect," "project," "anticipate," "believe," "plan," "could," "target," "predict," "likely," "should," "forecast," "outlook," "model," "continue," "ongoing" or other similar terminology. Forward-looking statements are based on our current expectations, estimates, assumptions or projections concerning future results or events, including, without limitation, statements regarding our strategies to expand our restaurant network and restaurant portfolio, our strategies to improve store performance and develop new sources of revenue, plans to invest in technology and high-quality assets, plans to enhance digital and delivery capabilities, franchise development, logistics and supply chain management, our sustainability goals, anticipated effects of population and macroeconomic trends and the expected impact of the COVID-19 pandemic. Forward-looking statements are neither predictions nor guarantees of future events, circumstances or performance and are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our actual results and events to differ materially from those indicated by those forward-looking statements. We cannot assure you that any of our expectations, estimates, assumptions or projections will be achieved. Factors that could cause actual results and events to differ materially from our expectations, estimates, assumptions or projections include (i) the risks and uncertainties described in the Risk Factors included in Part I, Item 1A of this Form 10-K and (ii) the factors described in Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of this Form 10-K. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. We disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Item 1.   Business.

References to "Yum China" mean Yum China Holdings, Inc. and references to the "Company," "we," "us," and "our" mean Yum China and its subsidiaries.

"U.S. dollars," "$" or "US$" refers to the legal currency of the United States, and "RMB" or "Renminbi" refers to the legal currency of the People's Republic of China (the "PRC" or "China").

The KFC, Pizza Hut, Taco Bell, Lavazza, Little Sheep and Huang Ji Huang brands are collectively referred to as the "brands" or "concepts." Throughout this Form 10-K, the terms "brands" and "concepts" are used interchangeably and "restaurants," "stores" and "units" are used interchangeably.

General

Yum China is the largest restaurant company in China in terms of 2022 system sales. We had $9.6 billion of revenues in 2022 and nearly 13,000 restaurants as of December 31, 2022. Our growing restaurant network consists of our flagship KFC and Pizza Hut brands, as well as emerging brands such as Taco Bell, Lavazza, Little Sheep and Huang Ji Huang.

We have the exclusive right to operate and sublicense the KFC, Pizza Hut and, subject to achieving certain agreed-upon milestones, Taco Bell brands in China, excluding Hong Kong, Macau and Taiwan. We own the intellectual property of the Little Sheep and Huang Ji Huang concepts outright. KFC was the first major global restaurant brand to enter China in 1987. With more than 35 years of operations, we have developed extensive operating experience in the China market. We have since grown to become the largest restaurant company in China in terms of 2022 system sales, with nearly 13,000 restaurants covering over

1,800 cities primarily in China as of December 31, 2022. We believe that there are significant opportunities to expand within China, and we intend to focus our efforts on increasing our geographic footprint in both existing and new cities.

As of December 31, 2022, we owned and operated approximately 86% of our restaurants. Franchisees contribute to our revenue through the payment of upfront franchise fees and on-going royalties based on a percentage of sales, and payments for other transactions with us, such as purchases of food and paper products, advertising services, delivery services and other services.

Restaurant Concepts

KFC

KFC is the leading and the largest quick-service restaurant ("QSR") brand in China in terms of 2022 system sales. Founded in Corbin, Kentucky by Colonel Harland D. Sanders in 1939, KFC opened its first restaurant in Beijing, China in 1987. As of December 31, 2022, there were over 9,000 KFC restaurants in more than 1,800 cities across China. In addition to Original Recipe® chicken and other chicken products, KFC in China has an extensive menu featuring beef burgers, pork, seafood, rice dishes, congees, fresh vegetables, desserts, coffee, tea and many other products. KFC also seeks to increase revenue from different channels, including dine-in, delivery, takeaway and packaged foods such as steak, fried rice and pasta. KFC primarily competes with western QSR brands in China, such as McDonald's, Dicos and Burger King, among which we believe KFC had an approximate two-to-one lead over its nearest competitor in terms of store count as of the end of 2022.

Pizza Hut

Pizza Hut is the leading and the largest casual dining restaurant ("CDR") brand in China in terms of 2022 system sales and number of restaurants as of December 31, 2022, offering multiple dayparts, including breakfast, lunch, afternoon tea and dinner. Since opening its first China restaurant unit in Beijing in 1990, Pizza Hut has grown rapidly and, as of year-end 2022, there were over 2,900 Pizza Hut restaurants in over 650 cities across China. Pizza Hut has an extensive menu offering a broad variety of pizzas, steaks, pasta, rice dishes and other entrees, appetizers, beverages and desserts. Pizza Hut also aims to further drive growth from different channels and occasions, including dine-in, delivery, takeaway and packaged foods such as steak and pasta. Measured by number of restaurants, we believe Pizza Hut has an approximate five-to-one lead over its nearest western CDR competitor in China as of the end of 2022.

Other Concepts

In addition to KFC and Pizza Hut, our restaurant brand portfolio also includes Taco Bell, Lavazza, Little Sheep and Huang Ji Huang.

Taco Bell. Taco Bell is the world's leading western QSR brand specializing in Mexican-style food, including tacos, burritos, quesadillas, salads, nachos and similar items. We opened our first Taco Bell restaurant in Shanghai, China, in December 2016. As of December 31, 2022, there were over 90 Taco Bell units in China.

Lavazza. In April 2020, we partnered with Luigi Lavazza S.p.A. ("Lavazza Group"), the world-renowned family-owned Italian coffee company, and established a joint venture ("Lavazza joint venture"), to explore and develop the Lavazza coffee concept in China. In September 2021, the Company and Lavazza Group entered into agreements to accelerate the expansion of Lavazza coffee shops, which offer a premium and authentic Italian coffee experience in China. As of December 31, 2022, there were 85 Lavazza units in China.

Little Sheep. Little Sheep, with its roots in Inner Mongolia, China, specializes in "Hot Pot" cooking, which is very popular in China, particularly during the winter months. Little Sheep had over 180 units in both China and international markets as of December 31, 2022. Of these, 175 units were franchise restaurants.

Huang Ji Huang. In April 2020, we completed the acquisition of a controlling interest in Huang Ji Huang. Founded in 2004, Huang Ji Huang had over 590 units in China and internationally as of December 31, 2022. Huang Ji Huang primarily operates a franchise model and is an industry-leading simmer pot brand.

Our Strategies

Our primary strategy is to grow sales and profits across our portfolio of brands through organic growth, growth of franchise restaurants and development of new restaurant concepts, along with growing our online business. We are accelerating our store network expansion to reach our next milestone of 20,000 stores. We will drive growth from our core brands, as well as emerging brands such as Taco Bell and Lavazza. We will continue to invest in digitalization and supply chain, our key growth enablers.

Continue to strategically expand our restaurant network

We are confident in the long-term market opportunities in China. We believe we have the potential to grow to 20,000 restaurants or more in the future and we are currently tracking over 900 cities that do not have a KFC or Pizza Hut restaurant.

Further expand geographical coverage. Restaurant chains have a low penetration rate in China, especially in lower-tier cities. Given the rapidly expanding middle class and dining out population as a result of continued economic growth and urbanization, we believe there are significant opportunities to expand within China, and we intend to focus our efforts on increasing our geographic footprint in both existing and new cities. For additional information on the risks associated with this growth strategy, see the section entitled "Item 1A. Risk Factors," including the risk factor entitled "We may not attain our target development goals; aggressive development could cannibalize existing sales; and new restaurants may not be profitable."

Explore new restaurant formats. We are keen to explore various new restaurant formats to support further store expansion, including different store designs or service models aimed at addressing the needs of different guests and for different occasions. We believe that our first-mover advantage and in-depth local know-how will help us to build robust development pipelines to seize the market opportunities.

Capture franchise opportunity. While we continue to focus on the operation of our Company-owned restaurant units, we will also continue to seek franchise opportunities for both our core and emerging brands. As of December 31, 2022, approximately 14% of our restaurants were operated by franchisees. We anticipate high franchisee demand for our brands, supported by strong unit economics, operational consistency and multiple store formats to drive restaurant growth. While the franchise market in China is still in an early stage compared to developed markets, we plan to continue to develop our franchisee-owned store portfolio over time by focusing on select channels and lower-tier city development, among others.

Grow emerging brands. Our key growth strategy for emerging brands, such as Taco Bell, Lavazza, Little Sheep and Huang Ji Huang, focuses on exploring suitable business models to achieve sustainable growth. In addition, we plan to continue our efforts in product innovation and operational enhancement for these emerging brands to potentially scale up operations in the future.

Continue to improve unit-level performance and develop new sources of revenue

Food innovation and value proposition. We will continue to focus on food innovation and strengthen our value proposition. We are keenly aware of the strength of our core menu items. At the same time, we seek to continue to introduce innovative items to meet evolving consumer preferences and local tastes, drive guest engagement and continue to broaden our brand appeal. Each of our restaurant concepts has proprietary menu items, and emphasizes the preparation of food with high quality ingredients. We will continue to develop unique recipes, regionally-inspired menu items and special seasonings to provide appealing, tasty and convenient food choices at competitive prices. In addition, KFC plans to continue providing value with product offerings such as the bucket and increased combo options throughout the day and Pizza Hut plans to continue its multiple value campaigns. We will continue to promote signature value campaigns such as "Crazy Thursday" and "Buy More Save More on Sunday" for KFC and "Scream Wednesday" for Pizza Hut, which offer selected menu items at attractive prices, and have received positive consumer feedback. We believe our continued food innovation and value proposition are pivotal to enhancing our unit-level performance by driving order frequency and order ticket size.

Daypart opportunities. We believe there are significant daypart opportunities across our brands. For example, KFC has expanded its daypart offerings, including late night street food and afternoon tea, and Pizza Hut continued to drive sales from breakfast and business lunch.

Best in-store experience. We continuously look for ways to improve the guest experience. For example, we plan to continue to invest in refurbishing our restaurants. Our brands also look to improve efficiency to drive sales growth. For instance, we have simplified menus and fine-tuned our in-store self-service order devices. We are also expanding our delivery business through our proprietary smartphone applications and pre-order services. In addition, we are continuously investing in digital and automation to improve operating transparency and efficiency. For example, our smart order system enhances the customer experience by reducing wait times and providing real-time order status, and we also added robotic servers at one-third of our Pizza Hut restaurants, freeing up crews to serve customers. To further enhance the guest experience, we are also evaluating the possibility of adopting other digital initiatives in our restaurants and will continue to invest in this area, as discussed more fully below.

Continue to invest in technology, with a focus to capture digital, delivery and off-premise consumption opportunities

We will continue to invest in technology to further empower and maintain our competitive advantages. We will focus on improving our overall technology

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infrastructure and digital and delivery capabilities. We believe these efforts will further support our sustainable growth, improve our operational efficiency and ensure quality. Our digital and delivery strategies are set forth below.

Digital. As of December 31, 2022, our loyalty programs had over 380 million members and over 130 million members for KFC and Pizza Hut, respectively. The programs have been effective in increasing order frequency and enhancing guest loyalty. Digital orders exceeded $8 billion and accounted for approximately 89% of KFC and Pizza Hut Company sales in 2022. Going forward, we will continue to leverage our powerful digital ecosystem to drive sales, improve the guest experience and increase operational efficiency. We plan to increase our investment in end-to-end digitalization, automation and artificial intelligence ("AI"), to more effectively connect online traffic with our offline assets. To improve our operational efficiency, we will focus on connecting our front-end, guest facing systems to back-end systems such as operations and supply chain.

Delivery. China is a world leader in the emerging online to offline, or O2O, market. This is where digital online ordering technologies interact with traditional brick and mortar retail to enhance the customer experience. We see considerable growth potential in the delivery market by aligning our proven restaurant operation capabilities with our delivery network that offers consumers the ability to order restaurant food anywhere. Delivery contributed approximately 39% of Company sales in 2022. Going forward, we will continue to optimize our delivery service by adopting innovative technologies, rolling out new delivery menu items and developing novel delivery service concepts, such as our dynamically adjusting delivery coverage for each store by daypart, taking into account the operating hours of nearby stores.

New retail. As part of our strategy to drive growth from off-premise occasions, our new retail products are designed to capture at-home consumption demand by leveraging our online and offline sales channels. We launched packaged foods such as steak, fried rice and pasta, so customers can enjoy these products any time they want. In 2022, we further broadened our offerings, adding some of our restaurant classics, such as our Egg Tart and

Popcorn Chicken. We also developed our own retail brand, Shaofaner, which sells packaged foods through online and offline channels. We intend to continue to capture the opportunity with our capabilities in product innovation, supply chain and online and offline assets.

Strategically optimize our restaurant portfolio

We aim to maintain our industry-leading position in the QSR and CDR markets in China with our core brands, and gain a stronger foothold and enhanced know-how in the Chinese cuisine space, which represents a significant share of the restaurant industry in China. In April 2020, we completed the acquisition of a controlling interest in Huang Ji Huang, a leading Chinese CDR franchise business. Following the acquisition of Huang Ji Huang, we established a Chinese dining business unit to manage our Chinese restaurant brands.

We are also building a coffee portfolio to capture today's underserved coffee market in China across different customer segments, including coffee products provided by KFC ("K-Coffee"), which offers convenience and value. In April 2020, we also partnered with Lavazza to explore and develop the Lavazza coffee concept in China to offer a premium and authentic Italian coffee experience in China. As of December 31, 2022, there were 85 Lavazza units in China, and we target to open 1,000 Lavazza stores in the next few years.

Prudently pursue investments in high-quality assets

Our investment strategy primarily focuses on three areas, restaurant brands with excellent growth potential and synergy, joint ventures and the enablers that empower our brands (e.g. ecosystem, technology). We continue to identify and evaluate investment opportunities in high-quality brands to capture growth opportunities. Also, we look for potential opportunities to invest in digitalization and supply chain, our key growth enablers, to further enhance our competitiveness. We will prudently assess investment targets based on each candidate's strategic value, brand equity, business scale and financial performance, among other factors.

Operational Management

Restaurant Unit Management

Our restaurant management structure varies among our restaurant brands and restaurant size. Generally, each restaurant that we operate is overseen by a management team led by a restaurant general manager, or RGM, together with one or more assistant managers. RGMs are skilled and highly trained, with most having a college-level education. The performance of RGMs is regularly monitored and coached by senior operations leaders. Each restaurant brand issues detailed manuals, which may then be customized to meet local regulations and customs. These manuals set forth standards and requirements for all aspects of restaurant operations. The restaurant management team is responsible for the day-to-day operation of our restaurants and for ensuring compliance with operating standards. Each RGM is also responsible for handling guest complaints and emergency situations.

Franchise Restaurant Management

As of December 31, 2022, approximately 14% of our restaurants were franchise restaurants. Our franchise program is designed to promote consistency and quality, and we are selective in granting franchises. Franchisees supply capital initially by paying a franchise fee to us and by purchasing or leasing the land use rights, building, equipment, signs, seating, inventories and supplies; and, over the longer term, by reinvesting in the business through expansion. Franchisees contribute to our revenue through the payment of upfront franchise fees and on-going royalties based on a percentage of sales, and payments for other transactions with us, such as purchases of food and paper products, advertising services, delivery services and other services.

Our franchise agreements set out specific operational standards, which are consistent with standards required for Company-owned restaurants. Like our Company-owned restaurants, our franchise restaurants are also subject to our internal quality audits and reviews. There are no notable operational differences between Company-owned restaurants and franchise restaurants.

We believe that it is important to maintain strong and open relationships with our franchisees and their representatives. To this end, the Company invests a significant amount of time working with the franchisees and their representative organizations on key aspects of the business, including products, equipment, operational improvements and standards and management techniques.

Expansion Management

We believe that there are significant opportunities to expand within China and we intend to focus our efforts on increasing our geographic footprint in both existing and new cities. We expanded our restaurant count from 7,562 at the end of 2016 to 12,947 at the end of 2022, representing a compound annual growth rate (CAGR) of approximately 9%. We expect to expand our business through organic growth, growth of franchise units and development of our emerging brands.

Our expansion strategy has been systematically focused on high potential locations across city tiers, including entering new commercial areas within existing cities and new cities. Each potential restaurant site is assessed and evaluated individually based on its site potential, potential financial return and potential impact to nearby stores. We take into account factors such as economic and demographic conditions and prospects, consumption patterns, GDP per capita and population density of the local community, presence of activity centers such as shopping complexes, schools and residential areas that generate guest traffic, and the presence of other restaurants in the vicinity during our site selection process. We also consider the guest traffic and distance from the existing restaurants under the same brand to reduce sales transfer that may occur from existing restaurant units. As we are opening more smaller format stores and actively managing costs, the average capital spending for each new KFC and Pizza Hut restaurant unit in 2022 was approximately RMB1.3 to 2 million.

Supply Chain Management

The Company's restaurants, including those operated by franchisees, are large purchasers of a number of food and paper products, equipment and other restaurant supplies. The principal items purchased include protein ingredients (including poultry, pork, beef and seafood), cheese, oil, flour, vegetables and paper and packaging materials. The Company has not experienced any significant, continuous shortages of supplies, and alternative sources for most of these products are generally available. Prices paid for supplies fluctuate from time to time. We control our raw material costs by entering into long-term bulk purchase agreements for our key food ingredients, fully utilizing all chicken parts, increasing local sourcing and developing long-term relationships with suppliers.

The Company partners with over 800 independent suppliers, which are mostly China-based. We implement a strict supplier qualification process that includes supplier compliance checks and on-site audits to ensure the supplier meets our food safety and quality control standards. We have formulated detailed specifications for food ingredients and consumables we procure. We believe supply chain management is crucial to the sustainability of our business and we are dedicated to applying digitalization and automation technologies in our supply chain management system. Our in-house and integrated supply chain management system employs more than 1,400 staff in food safety, quality assurance, procurement management, logistics, engineering and supply chain system.

In addition, we operate a tailor-made, world-class logistics management system, which is capable of accommodating large scale, wide coverage and advanced information dissemination as well as fast store expansions. To further strengthen our supply chain network, the Company acquired land in 2022 and 2021 to build eight new logistics centers. The Company, along with multiple independently owned and operated distributors, utilizes 33 logistics centers to distribute supplies to Company-owned and franchised stores, as well as to third-party customers. In addition, the Company owns seasoning facilities for its Chinese dining business unit, which manufacture and sell seasoning products to Huang Ji Huang and Little Sheep franchisees. The Company's supply chain strategy of working with multiple suppliers, as well as building a vast logistics network, allows for continuous supply of products in the event that supply from an individual supplier or logistics center becomes unfeasible.

To improve the efficiency and effectiveness of our procurement process, the Company has adopted a central procurement model, whereby the Company centrally purchases the vast majority of food and paper products from approved suppliers for most of the restaurants regardless of ownership. The Company believes this central procurement model allows the Company to maintain quality control and achieves better prices and terms through volume purchases.

Food Safety and Quality Control

Food safety is the top priority at the Company. Food safety systems include rigorous standards and training of employees in our restaurants and distribution system, as well as requirements for suppliers. These standards and training topics include, but are not limited to, employee health, product handling, ingredient and product temperature management and prevention of cross contamination. Food safety training is focused on illness prevention, food safety and regulation adherence in day-to-day operations. Our standards also promote compliance with applicable laws and regulations in China when building new or renovating existing restaurants. For further information on food safety issues, see "Item 1A. Risk Factors—Risks Related to Our Business and Industry—Food safety and foodborne illness concerns may have an adverse effect on our reputation and business."

Our quality assurance department regularly conducts unannounced food safety and operation excellence checks of all restaurants covering food safety, product quality and guest service. We also conduct regular product quality inspections on main menu items, and perform microbiological testing of restaurants' utensils, small wares, water, ice and food to ensure they meet the required standards.

We have established a team managing delivery services for our restaurants. We require all third-party delivery companies to sign and strictly implement a letter of commitment on the food safety and quality practice of delivery food, which stipulates clear requirements for regulatory compliance, staff management, catering, delivery facilities, equipment and strict management of third-party platforms.

Innovation and Digitalization

Our vision is to become the world's most innovative pioneer in the restaurant industry. We are dedicated to adopting innovations in our business model and restaurant operations, which enables us to comprehensively reach our guests and provide superior products and services in a technology-driven and happy way, as vividly demonstrated by our slogan "Tasty food, great fun, pleasant presentation with substance."

We believe we are a pioneer and first-mover among restaurant brands in China in utilizing and investing in emerging digital technologies to modernize our business operations and accelerate our growth, which is critical to empower and maintain our competitive advantage in China. In recent years, we have stepped up our investment in digitalization, embarking on end-to-end digitalization of our business operations. In 2021, we opened a digital R&D center with three sites in Shanghai, Nanjing and Xi'an, to strengthen our internal digital capabilities and support sustainable business growth by using advanced technology.

Dining Experience

Menu Innovations

Offering appealing, tasty and convenient food at great prices is our value proposition. We have a dedicated food innovation team primarily focusing on the development and innovation of new recipes and improvement of existing products. In 2022, we launched over 500 new and improved products across all of our restaurant brands. Leveraging our local know-how and the wealth of consumer taste preference data accumulated, we have become a pioneer in food innovation, pushing the boundaries of QSR and CDR dining in China.

Our menu innovation endeavors are also supported by a world-class 27,000 square-foot innovation center in Shanghai for the development of new recipes, cooking methods and menu concepts. The innovation center is an integrated research and development facility that has been designed to generate new menu ideas and concepts with new ingredients and cooking methods to enable the rapid roll-out of innovative products catering to customers' local tastes.

Ordering

KFC rolled out mobile pre-ordering service on a nation-wide basis in December 2016, which allows guests to order online and pick up in store. Pizza Hut launched table-side mobile ordering in 2018, which enables guests to order by scanning a QR code with their mobile phone. Now mobile ordering is a standard feature of our Super Apps including the KFC Super App and the Pizza Hut Super App. Guests can also order through our proprietary mini programs embedded in WeChat. In addition, in certain commercial districts, in-store kiosks provide guests with convenient and fast digital ordering options. We continuously enhance our Super Apps to address the needs of customers and improve their digital experience. For example, in 2022, we launched a smart order system to enhance the customer experience by reducing customer wait times and providing real-time order status. In 2022, digital orders accounted for approximately 89% of KFC and Pizza Hut Company sales.

Payment

As early as June 2015, we started to partner with Alipay on digital payment functionalities, making us among the first batch of restaurant chains in China to make mobile payment available to guests. We commenced mobile payment cooperation with WeChat Pay in 2016. Digital payments accounted for an increasing percentage of our Company sales, from 33% in 2016 to 99% in 2022. The increasing percentage indicates broad consumer preference for this feature and reflects our ability to harness the power of technology in our business model. Adoption of digital and mobile payment technologies not only provides a better customer experience by, among other things, reducing guest waiting time and saving guests from having to reach for their wallets or even cellphones, but also reduces staffing needed for cash management and reduces potential risks associated with cash management. In addition to the above business relationships with major third-party mobile payment providers, we developed and launched YUMC Pay in partnership with UnionPay in the first quarter of 2019.

Guest loyalty and interaction

China has entered into an age of Super Apps, which integrates multiple functions including messaging, e-commerce and payments in a single application by embedding mini programs or providing in-App links to other applications. In early 2016, the KFC Super App was implemented nationwide. Super Apps play a very important role in our overall digital ecosystem as they enable a digital guest experience by offering convenience, efficiency and interesting functionality before, during and after dining.

Member engagement is fostered through our Super Apps and WeChat mini programs, as these form the primary platform for consumers to sign up for our membership programs. Additionally, we continue to monetize our membership base by introducing privilege membership subscription programs that increase frequency and spend at our brands. These monetization opportunities rely heavily on our ability to engage with our users through our Super Apps. As of December 31, 2022, KFC and Pizza Hut loyalty programs exceeded 410 million members combined. Member sales accounted for approximately 62% of system sales in 2022. We believe that creative and engaging interactions with our guests can help us enhance the guest experience and guest loyalty, which will ultimately lead to increased sales.

Delivery

We believe that food delivery is a significant growth driver in China. We were one of the first restaurant businesses in China to offer delivery services. As early as 2010, KFC established its own delivery platform and started to accept delivery orders placed on its mobile applications. Orders generated from our own delivery platforms for KFC and Pizza Hut contributed a significant portion of our delivery sales. Starting from 2015, we were also one of the first to partner with O2O aggregators to further generate delivery traffic. In addition to ordering through aggregators' platforms, guests may also place delivery orders through the KFC and Pizza Hut Super Apps. The ability to generate orders from our own channels allows us to be well-positioned in commercial collaborations with aggregators, and manage costs and commissions in a more competitive manner.

We have established a team managing delivery services for our restaurants. We primarily use dedicated riders, who are managed by third-party delivery companies contracted with us, to deliver orders. These dedicated riders deliver orders exclusively for our stores, which help ensure rider availability during peak hours, delivery quality and timeliness. In 2019, Company sales through delivery accounted for approximately 21% of total Company sales, which further increased to approximately 30% for 2020, 32% in 2021 and 39% in 2022, partially driven by the increased delivery orders as a result of the COVID-19 pandemic.

Restaurant Format Innovation

To supplement our growth, we are focusing on developing new restaurant formats and upgrading existing restaurants. We have developed multiple restaurant formats to meet different guest needs. For example, our smaller store formats, with reduced store size combined with other cost reduction initiatives, enable us to penetrate further into lower-tier cities and expand more flexibly in higher-tier cities. In addition, we continuously look for ways to improve the guest experience. We continue to refresh the look of our restaurants and remodel with the latest technology, equipment and infrastructure to improve the dining experience. Approximately 73% of KFC restaurant units and 87% of Pizza Hut restaurant units as of December 31, 2022 were remodeled or built in the past five years. Our brands also look to improve efficiency to drive sales growth. For example, we have simplified our menu items and fine-tuned our in-store self-service order kiosks.

Operational Efficiency

We have made significant investments to establish an efficient technological infrastructure, which serves as the foundation of our intelligent restaurant network management and facilitates efficient and innovative restaurant operation for all restaurants across our brands. We have adopted AI-enabled technology to analyze and forecast transaction volume so that we can improve labor scheduling and inventory management. For example, the "Super Brain," an end-to-end AI-enabled system, integrates data from store operations and aids the decision making of restaurant general managers. Moreover, managers and staff

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are also equipped with self-designed "smart watches", and in some pilot stores, "smart glasses", to closely monitor the real-time ordering and serving procedures of the restaurants and make timely staffing adjustments, which substantially improves management efficiency and guest satisfaction. We believe our digitalization along with automation, the Internet of Things and AI work together to enhance food safety, replace manual work and improve overall store efficiency.

Doing Business in China

Risks Related to Doing Business in China

Substantially all of our business operations are located in China. Accordingly, we face various legal and operational risks and uncertainties under the complex and evolving PRC laws and regulations, including the following:

- Changes in Chinese political policies and economic and social policies or conditions may materially and adversely affect our business, results of operations and financial condition and may result in our inability to sustain our growth and expansion strategies.

- Uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations could have a material adverse effect on us.

- The audit report included in this Form 10-K is prepared by auditors who are located in China, and in the event the Public Company Accounting Oversight Board is unable to inspect our auditors, our common stock will be subject to potential delisting from the New York Stock Exchange.

- Changes in political, business, economic and trade relations between the United States and China may have a material adverse impact on our business, results of operations and financial condition.

- Fluctuation in the value of RMB may result in foreign currency exchange losses.

- The increasing focus on environmental sustainability issues may create operational challenges for us, increase our costs and harm our reputation.

- Interventions in or the imposition of restrictions and limitations by the PRC government on currency conversion and payments of foreign currency and RMB out of mainland China may limit our ability to utilize our cash balances effectively, including making funds held by our China-based subsidiaries unavailable for use outside of mainland China, which could limit or eliminate our ability to pay dividends and affect the value of your investment.

- Changes in the laws and regulations of China or non-compliance with applicable laws and regulations may have a significant impact on our business, results of operations and financial condition, and may cause the value of our securities to decline.

- We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries in China to fund offshore cash requirements.

- Under the EIT Law, if we are classified as a China resident enterprise for Chinese enterprise income tax purposes, such classification would likely result in unfavorable tax consequences to us and our non-Chinese stockholders.

- We and our stockholders face uncertainty with respect to indirect transfers of equity interests in China resident enterprises through transfer of non-Chinese-holding companies. Enhanced scrutiny by the Chinese tax authorities may have a negative impact on potential acquisitions and dispositions we may pursue in the future.

- There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us and our management.

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- The Chinese government may determine that the variable interest entity structure of Daojia does not comply with Chinese laws on foreign investment in restricted industries.

- Certain defects caused by non-registration of our lease agreements related to certain properties occupied by us in China may materially and adversely affect our ability to use such properties.

- Our restaurants are susceptible to risks in relation to unexpected land acquisitions, building closures or demolitions.

- Any failure to comply with Chinese regulations regarding our employee equity incentive plans may subject Chinese plan participants or us to fines and other legal or administrative sanctions.

- Failure to make adequate contributions to various employee benefit plans as required by Chinese regulations may subject us to penalties.

- Proceedings instituted by the Securities and Exchange Commission (the "SEC") against certain China-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

- Chinese regulation of loans to, and direct investment in, Chinese entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans or additional capital contributions to our Chinese subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

- Regulations regarding acquisitions may impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

- The PRC government has significant oversight and discretion to exert control over offerings of our securities conducted outside of China and foreign investment in China-based issuers, and may limit or completely hinder our ability to offer securities to investors, which may cause the value of such securities to significantly decline.

These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, refer to "Item 1A. Risk Factors—Risks Related to Doing Business in China." For more information regarding the effect of government regulations on the Company, including PRC regulations, refer to "—Government Regulation." For more information regarding the Company's cash flows into and out of China, refer to "—Cash Flows."

Cash Flows

Yum China is a Delaware holding company conducting substantially all of its operations in China through its China subsidiaries. Yum China derives substantially all of its revenue through its operations in China, and Yum China indirectly owns, and receives dividends from, its China subsidiaries. In addition, the Company has also generated cash from its global offering in September 2020.

For the year ended December 31, 2022, the Company's China subsidiaries distributed approximately $453 million in dividends to the Company's Hong Kong-incorporated holding companies. Dividends paid by China subsidiaries to their direct offshore parent companies are subject to Chinese withholding income tax at the rate of 10%, but Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends upon meeting certain conditions and requirements. Once distributed outside of mainland China, the funds are freely transferrable. For the year ended December 31, 2022, the Company's Hong Kong subsidiaries did not distribute dividends to the Company's Delaware holding company.

In 2022, Yum China paid cash dividends to stockholders totaling $202 million and repurchased $466 million of its common stock. The source of funds for these dividends and repurchases was cash on hand held outside of mainland China. These dividends to stockholders and repurchases generally had no tax consequence to the Company, but may be taxable (including by way of withholding) to its stockholders. In August 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law in the U.S. The IRA contains certain tax measures, including an excise tax of 1% on net share repurchases that occur after December 31, 2022. For more information on our dividends and share repurchases, see the Consolidated Statements of Cash Flows and Note 16 to the Consolidated Financial Statements under "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

In addition, Yum China makes investments in its China subsidiaries through capital contributions to further support their operational and growth needs. In 2021, one of Yum China's subsidiaries, which was incorporated in Hong Kong, made capital contributions to its subsidiaries in China totaling approximately $95 million. No such capital contributions were made in 2022. Cash may also be transferred among the Company's China subsidiaries and their offshore holding companies by means of intercompany loans. No such intercompany loans were made in 2021 and 2022.

For more information regarding the Company's cash flows, see our Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020 and the related notes to our Consolidated Financial Statements.

Cash Management Policies

The Company has comprehensive cash management policies in place, including specific policies governing approvals with respect to fund transfers throughout our organization.

Our board of directors and the audit committee oversee the Company's major financial risk exposures. The Company maintains an authorization policy on cash management, setting forth the scope of authority for certain treasury matters that are delegated by the board of directors to management. Under this policy, certain treasury matters, such as intercompany loans, short-term and long-term investments and dividends distributed from the

Company's subsidiaries to the holding company, are clearly defined, with the level of approval required for each matter specifically identified.

Our management regularly monitors the liquidity position, funding requirements and investment returns in different jurisdictions of our subsidiaries, and takes into consideration regulatory requirements in the jurisdictions in which the Company has subsidiaries or operations. When funding is required, all necessary approvals are obtained from Company management and relevant governmental authorities, including China's State Administration of Foreign Exchange.

In addition, our ability to declare and pay any dividends on our stock may be restricted by earnings available for distribution under applicable Chinese laws. See "—Government Regulation—Regulations Relating to Dividend Distribution" for more information.

Government Regulation

The Company is subject to various laws affecting its business, including the following:

- Each of our restaurants in China is required to obtain (1) the relevant food business license; (2) the environmental protection assessment and inspection registration or approval; and (3) the fire safety inspection acceptance approval or other alternatives. Some of our restaurants which sell alcoholic beverages are required to make further registrations or obtain additional approvals, as described under the heading "Risk Factors—Risks Related to Doing Business in China—We require various approvals, licenses and permits to operate our business and the loss of or failure to obtain or renew any or all of these approvals, licenses and permits could adversely affect our business and results of operations;"

- Cash transfers from the Company's PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the

Company, or otherwise satisfy their foreign currency-denominated obligations. See "—Regulations Relating to Dividend Distribution" and "—Regulations Relating to Taxation" for more information;

- We are subject to Chinese regulations on loans to and direct investment in Chinese entities by offshore holding companies. Thus, loans by us to our wholly-owned Chinese subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterparts of the State Administration of Foreign Exchange ("SAFE"). If we decide to finance our wholly-owned Chinese subsidiaries by means of capital contributions, in practice, we might be still required to obtain approval from China's Ministry of Commerce ("MOFCOM") or its local counterparts. See "Risk Factors—Risks Related to Doing Business in China—Chinese regulation of loans to, and direct investment in, Chinese entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans or additional capital contributions to our Chinese subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business" for more information;

- We are subject to regulations relating to certain investments and acquisitions relating to businesses in China, including under the PRC Anti-monopoly Law and the Provisions of the Ministry of Commerce on M&A of a Domestic Enterprise by Foreign Investors jointly adopted by six PRC regulatory agencies, including MOFCOM, the State-Owned Assets Supervision and Administration Commission, the Chinese State Taxation Administration ("STA"), the State Administration for Industry and Commerce of the People's Republic of China, the China Securities Regulatory Commission ("CSRC") and SAFE. See "Risk Factors—Risks Related to Doing Business in China—Regulations regarding acquisitions may impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions" for more information;

- We are subject to cybersecurity regulations, including those enforced by the Cyberspace Administration of China ("CAC") including the PRC Cybersecurity Law,

which imposes tightened requirements on data privacy and cybersecurity practices, the PRC Data Security Law, which imposes data security and privacy obligations on entities and individuals carrying out data activities (including activities outside of the PRC), requires a national security review of data activities that may affect national security, and imposes restrictions on data transmissions, the PRC Personal Information Protection Law, which sets out the regulatory framework for handling and protection of personal information and transmission of personal information, among others. See "Risk Factors—Risks Related to Our Business and Industry—Unauthorized access to, or improper use, disclosure, theft or destruction of, our customer or employee personal, financial or other data or our proprietary or confidential information that is stored in our information systems or by third parties on our behalf could result in substantial costs, expose us to litigation and damage our reputation;" and

- We may be subject to regulations relating to overseas securities offering and listing of China-based companies, including pursuant to the Opinions on Intensifying Crack Down on Illegal Securities Activities issued by the PRC government authorities, which called for enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies, and proposed measures such as the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies; the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and the supporting guidelines issued by the CSRC, which regulate overseas securities offering and listing activities by China-based companies; the draft Regulations on Network Data Security Management issued by the CAC, which requires, among other things, that a prior cybersecurity review be conducted by the Cybersecurity Review Office before listing overseas for data processors which process over one million users' personal information, and for the listing in Hong Kong of data processors which affect or may affect national security; the Revised Cybersecurity Review Measures, jointly issued by the National Development and Reform Commission, the Ministry of Industry and Information Technology of the PRC, and several other administrations, which require, among other things, that a network

Form 10-K

platform operator holding over one million users' personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering or listing outside of mainland PRC and Hong Kong. See "Item 1A. Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight and discretion to exert control over offerings of our securities conducted outside of China and foreign investment in China-based issuers, and may limit or completely hinder our ability to offer securities to investors, which may cause the value of such securities to significantly decline."

The Company is also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment, as well as anti-bribery and corruption laws. Compliance with applicable laws and regulations has not had a material effect on the Company's capital expenditures, earnings and competitive position. The Company has not historically been materially and adversely affected by such requirements or by any difficulty, delay or failure to obtain required approvals, licenses, permits, registrations or filings and has obtained all material required approvals. As of the date of this Form 10-K, no material permissions have been denied to us by relevant government authorities in China, and we have not received any inquiry, notice, warning, or sanctions regarding our business operations and corporate structure from the CSRC, CAC or any other PRC governmental agency that would have a material impact on our business, results of operations or financial condition. However, we cannot predict the effect that the compliance with laws and regulations may have on our capital expenditures, earnings and competitive position in the future, or how we may be affected if we do not receive or maintain any required permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations or interpretations change and we are required to obtain additional permissions or approvals in the future. If (i) we have inadvertently concluded that such permissions, approvals, licenses or permits have been acquired or are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions, approvals, licenses or permits in the future, then we may have to expend time and costs to procure them. If we are unable to do so on commercially reasonable terms or in a timely manner, it could cause significant disruption to our business operations and damage our reputation, which would in turn have a material adverse effect on our business, results of operations and financial condition. See "Item 1A. Risk Factors" for a discussion of additional risks relating to federal, state, provincial, local and international governmental regulation of our business.

Regulations Relating to Dividend Distribution

The Chinese laws, rules and regulations applicable to our China subsidiaries permit payments of dividends only out of their accumulated profits, if any, determined in accordance with applicable accounting standards and regulations. In addition, under Chinese law, an enterprise incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up previous years' accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. At the discretion of their board of directors, as enterprises incorporated in China, our China subsidiaries may allocate a portion of their after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations Relating to Taxation

Enterprise Income Tax. Under the China Enterprise Income Tax Law (the "EIT Law") and its implementation rules, a China resident enterprise is subject to Chinese enterprise income tax in respect of its net taxable income derived from sources inside and outside China. The term "resident enterprise" refers to any enterprise established in China and any enterprise established outside China with a "de facto management body" within China.

Our China subsidiaries are regarded as China resident enterprises by virtue of their incorporation in China, and are generally subject to Chinese enterprise income tax on their worldwide income at the current uniform rate of 25%, unless reduced under certain specific qualifying criteria. Our China subsidiaries may deduct reasonable expenses that are actually incurred and are related to the generation of their income, including interest and other borrowing expenses, amortization of land use rights and depreciation of buildings and certain fixed assets, subject to any restrictions that may be imposed under the EIT Law, its implementation regulations and any applicable tax notices and circulars issued by the Chinese government or tax authorities.

Yum China and each subsidiary of Yum China that is organized outside of China intends to conduct its management functions in a manner that does not cause it to be a China resident enterprise, including by carrying on its day-to-day management activities and maintaining its key records, such as resolutions of its board of directors and resolutions of stockholders, outside of China. As such, we do not believe that Yum China or any of its non-Chinese subsidiaries should be considered a China resident enterprise for purposes of the EIT Law, and should not be subject to Chinese enterprise income tax on that basis. See "Item 1A. Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, if we are classified as a China resident enterprise for Chinese enterprise income tax purposes, such classification would likely result in unfavorable tax consequences to us and our non-Chinese stockholders."

Value-Added Tax and Local Surcharges. Effective on May 1, 2016, a 6% value-added tax ("VAT") on output replaced the 5% business tax ("BT") that has historically been applied to certain restaurant sales under the China Provisional Regulations on Business Tax. Pursuant to Circular Caishui [2016] No. 36 jointly issued by the Ministry of Finance and the Chinese State Taxation Administration ("STA"), beginning May 1, 2016, any entity engaged in the provision of catering services in China is generally required to pay VAT at the rate of 6% on revenues generated from the provision of such services, less any creditable VAT already paid or borne by such entity upon purchase of materials and services. Our new retail business is generally subject to VAT rates at 9% or 13%. The latest VAT rates imposed on our purchase of materials and services included 13%, 9% and 6%, which were gradually changed from 17%, 13%, 11% and 6% since 2017. These rate changes impact our input VAT on all materials and certain services, primarily construction, transportation and leasing. However, the impact on our operating results is not expected to be significant. Local surcharges generally ranging from 7% to 13%, varying with the location of the relevant China subsidiary, are imposed on the amount of VAT payable.

Repatriation of Dividends from Our China Subsidiaries. Dividends (if any) paid by our China subsidiaries to their direct offshore parent companies are subject to Chinese withholding income tax at the rate of 10%, provided that such dividends are not effectively connected with any establishment or place of the offshore parent company in China. The 10% withholding income tax rate may be reduced or exempted pursuant to the provisions of any applicable tax treaties or tax arrangements. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends upon meeting certain conditions and requirements, including, among others, that the Hong Kong resident enterprise directly owns at least 25% equity interests of the Chinese enterprise and is a "beneficial owner" of the dividends. We believe that our principal Hong Kong subsidiary, which is the equity holder of our Chinese subsidiaries operating substantially all of our KFC and Pizza Hut restaurants, met the relevant requirements pursuant to the tax arrangement between mainland China and Hong Kong in 2018 and is expected to meet the requirements in subsequent years, thus, it is more likely than not that our dividends or earnings expected to be repatriated to this principal Hong Kong subsidiary since 2018 are subject to the reduced withholding tax of 5%. However, if the Hong Kong subsidiary is not considered to be the "beneficial owner" of the dividends by the Chinese local tax authority, the withholding tax rate on dividends paid to it by our Chinese subsidiaries would be subject to a withholding tax rate of 10% with retrospective effect, which would increase our tax liability and reduce the amount of cash available to the Company. See "Item 1A. Risk Factors—Risks Related to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries in China to fund offshore cash requirements."

Gains on Direct Disposal of Equity Interests in Our China Subsidiaries. Under the EIT Law and its implementation rules, gains derived by non-resident enterprises from the sale of equity interests in a China resident enterprise are subject to Chinese withholding income tax at the rate of

10%. The 10% withholding income tax rate may be reduced or exempted pursuant to applicable tax treaties or tax arrangements. The gains are computed based on the difference between the sales proceeds and the original investment basis. Stamp duty is also payable upon a direct transfer of equity interest in a China resident enterprise. The stamp duty is calculated at 0.05% on the transfer value, payable by each of the transferor and transferee. We may be subject to these taxes in the event of any future sale by us of a China resident enterprise.

Gains on Indirect Disposal of Equity Interests in Our China Subsidiaries. In February 2015, the STA issued the STA's Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises ("Bulletin 7"). Pursuant to Bulletin 7, an "indirect transfer" of Chinese taxable assets, including equity interests in a China resident enterprise ("Chinese interests"), by a non-resident enterprise, may be re-characterized and treated as a direct transfer of Chinese taxable assets, if such arrangement does not have reasonable commercial purpose and the transferor avoids payment of Chinese enterprise income tax. Where a non-resident enterprise conducts an "indirect transfer" of Chinese interests by disposing of equity interests in an offshore holding company, the transferor, transferee and/or the China resident enterprise being indirectly transferred may report such indirect transfer to the relevant Chinese tax authority, which may in turn report upward to the STA. Using general anti-tax avoidance provisions, the STA may treat such indirect transfer as a direct transfer of Chinese interests if the transfer avoids Chinese tax by way of an arrangement without reasonable commercial purpose. As a result, gains derived from such indirect transfer may be subject to Chinese enterprise income tax, and the transferee or other person who is obligated to pay for the transfer would be obligated to withhold the applicable taxes, currently at a rate of up to 10% of the capital gain in the case of an indirect transfer of equity interests in a China resident enterprise. Both the transferor and the party obligated to withhold the applicable taxes may be subject to penalties under Chinese tax laws if the transferor fails to pay the taxes and the party obligated to withhold the applicable taxes fails to withhold the taxes.

The above regulations do not apply if either (i) the selling non-resident enterprise recognizes the relevant gain by purchasing and selling equity of the same listed enterprise in the open market (the "listed enterprise exception"); or (ii) the selling non-resident enterprise would have been exempted from enterprise income tax in China pursuant to applicable tax treaties or tax arrangements, if it had directly held and transferred such Chinese interests that were indirectly transferred. The China indirect transfer rules do not apply to gains recognized by individual stockholders. However, in practice, there have been a few reported cases of individuals being taxed on the indirect transfer of Chinese interests and the law could be changed so as to apply to individual stockholders, possibly with retroactive effect. In addition, the PRC Individual Income Tax Law and relevant regulations ("IITL"), revised effective January 1, 2019, impose general anti-avoidance tax rules ("GAAR") on transactions conducted by individuals. As a result, if the China tax authority invokes the GAAR and deems that indirect transfers made by individual stockholders lack reasonable commercial purposes, any gains recognized on such transfers might be subject to individual income tax in China at the standard rate of 20%.

It is unclear whether Company stockholders that acquired Yum China stock through the distribution or the Global Offering (discussed under "—Our History") will be treated as acquiring Yum China stock in an open market purchase. If such acquisition of Yum China stock is not treated as acquired in an open market purchase, the listed transaction exception will not be available for transfers of such stock. We expect that transfers in open market transactions of our stock by corporate or other non-individual stockholders that have purchased our stock in open market transactions will not be taxable under the China indirect transfer rules due to the listed enterprise exception. Transfers, whether in the open market or otherwise, of our stock by corporate and other non-individual stockholders that acquired our stock in the distribution or the Global Offering or in non-open market transactions may be taxable under the China indirect transfer rules and our China subsidiaries may have filing obligations in respect of such transfers upon the request of relevant Chinese tax authorities. Transfers of our stock in non-open market transactions by corporate and other non-individual stockholders may be taxable under the China indirect transfer rules, whether or not such stock was acquired in open market transactions, and our China subsidiaries may have filing obligations in respect of such transfers upon the request of relevant China tax authorities. Corporate and other non-individual stockholders may be exempt from taxation under the Chinese indirect transfer rules with respect to transfers of our stock if they are tax resident in a country or region that has a tax treaty or arrangement with China that provides for a capital gains tax exemption and they qualify for that exemption.

Tax Cuts and Jobs Act (the "Tax Act"). In December 2017, the U.S. enacted the Tax Act, which included a broad range of tax reforms, including, but not limited to, the establishment of a flat corporate income tax rate of 21%, the elimination or reduction of certain business deductions, and the imposition of tax on deemed repatriation of accumulated undistributed foreign earnings. The Tax Act has impacted Yum China in two material aspects: (1) in general, all of the foreign-source dividends received by Yum China from its foreign subsidiaries will be exempted from taxation starting from the tax year beginning after December 31, 2017 and (2) Yum China recorded additional income tax expense in the fourth quarter of 2017, including an estimated one-time transition tax on its deemed repatriation of accumulated undistributed foreign earnings and additional tax related to the revaluation of certain deferred tax assets. The Tax Act also requires a U.S. shareholder to be subject to tax on Global Intangible Low Taxed Income ("GILTI") earned by certain foreign subsidiaries.

The U.S. Treasury Department and the IRS released the final transition tax regulations in the first quarter of 2019. We completed the evaluation of the impact on our transition tax computation based on the final regulations released in the first quarter of 2019 and recorded additional income tax expense for the transition tax accordingly.

Inflation Reduction Act of 2022 (the "IRA"). In August 2022, the IRA was signed into law in the U.S. The IRA contains certain tax measures, including a Corporate Alternative Minimum Tax ("CAMT") of 15% on certain large corporations and an excise tax of 1% on net share repurchases that occur after December 31, 2022. On December 27, 2022, the U.S. Treasury Department and the IRS released Notice 2023-7, announcing their intention to issue proposed regulations addressing the

application of the new CAMT. Notice 2023-7 also provides interim guidance regarding certain CAMT issues and states that the U.S. Treasury Department and the IRS plan to issue additional interim guidance addressing other issues before publishing proposed regulations.

Hong Kong Profits Tax. Our subsidiaries incorporated in Hong Kong are generally subject to Hong Kong profits tax at a rate of 16.5%. For the years 2018 and onwards, the first HK$2 million of profits generated by one entity incorporated in Hong Kong is taxed at a rate of 8.25%, while the remaining profits will continue to be taxed at the 16.5% tax rate. In December 2022, a refined Foreign Sourced Income Exemption ("FSIE") regime was published in Hong Kong and will take effect from January 1, 2023. Under the new FSIE regime, certain foreign soured income would be deemed as being sourced from Hong Kong and chargeable to Hong Kong Profits Tax, if the recipient entity fails to meet the prescribed exception requirements. Certain dividends, interests and disposal gains, if any, received by us and our Hong Kong subsidiaries may be subject to the new tax regime.

See "Item 1A. Risk Factors" for a discussion of risks relating to federal, state, local and international regulation relating to taxation of our business.

Holding Foreign Companies Accountable Act

On December 2, 2021, the SEC adopted rules (the "Final Rules") to implement the Holding Foreign Companies Accountable Act (the "HFCAA"), which became law on December 18, 2020. The HFCAA requires the SEC to prohibit the securities of any "covered issuer" from being traded on any of the U.S. securities exchanges, including the New York Stock Exchange, or traded "over-the-counter," if the auditor of the covered issuer's financial statements is not subject to Public Company Accounting Oversight Board ("PCAOB") inspection for three consecutive years, beginning in 2021. The Consolidated Appropriations Act, 2023, which became law on December 29, 2022, reduced the number of consecutive non-inspection years required to trigger the trading prohibition under the HFCAA from three years to two.

On December 16, 2021, the PCAOB issued a report on its determination that it was unable to inspect or investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by Chinese authorities in those jurisdictions. Our independent registered public accounting firm, KPMG Huazhen LLP, was subject to the determinations announced by the PCAOB on December 16, 2021.

The HFCAA includes requirements for the SEC to identify issuers who file annual reports with audit reports issued by independent registered public accounting firms located in foreign jurisdictions that the PCAOB is unable to inspect or investigate completely because of a position taken by a non-U.S. authority in the accounting firm's jurisdiction ("Commission-Identified Issuers"). On March 30, 2022, as expected following its adoption of the Final Rules, the SEC added Yum China to its conclusive list of Commission-Identified Issuers. The Final Rules require each Commission-Identified Issuer to submit documentation to the SEC annually on or before its annual report due date that establishes that it is not owned or controlled by a government entity in its public accounting firm's foreign jurisdiction. The SEC will impose an initial trading prohibition on an issuer as soon as practicable after it has been conclusively identified as a Commission-Identified Issuer for two consecutive years.

On August 26, 2022, the PCAOB announced that it signed a Statement of Protocol with the CSRC and the Ministry of Finance, which it described as the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB vacated its 2021 determination that the positions taken by authorities in mainland China and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions.

In view of the PCAOB's decision to vacate its 2021 determination and until such time as the PCAOB issues any new adverse determination, the SEC has stated that there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public

accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our control. If the PCAOB again becomes unable to conduct a full inspection of our independent registered public accounting firm's audit documentation related to their audit reports, then our common stock will again be subject to potential delisting from the New York Stock Exchange.

For more information regarding the risks to the Company from the HFCAA, please see "Item 1A. Risk Factors— Risks Related to Doing Business in China—The audit report included in this Form 10-K is prepared by auditors who are located in China, and in the event the PCAOB is unable to inspect our auditors, our common stock will be subject to potential delisting from the New York Stock Exchange."

Intellectual Property

Our use of certain material trademarks and service marks is governed by a master license agreement between Yum Restaurants Consulting (Shanghai) Company Limited ("YCCL"), a wholly-owned indirect subsidiary of the Company, and Yum! Brands Inc. ("YUM"), through YRI China Franchising LLC, a subsidiary of YUM, effective from January 1, 2020 and previously through Yum! Restaurants Asia Pte. Ltd., another subsidiary of YUM, from October 31, 2016 to December 31, 2019. Pursuant to the master license agreement, we are the exclusive licensee of the KFC, Pizza Hut and, subject to achieving certain agreed-upon milestones, Taco Bell brands and their related marks and other intellectual property rights for restaurant services in the PRC, excluding Hong Kong, Macau and Taiwan. The term of the license is 50 years from October 31, 2016 for the KFC and Pizza Hut brands and, subject to achieving certain agreed-upon milestones, 50 years from April 15, 2022 for the Taco Bell brand, with automatic renewals for additional consecutive renewal terms of 50 years each, subject only to us being in "good standing" and unless we give notice of our intent not to renew. In exchange, we pay a license fee to YUM equal to 3% of net system sales of the licensed brands. We have also agreed generally not to compete with YUM. In addition, we were granted a right of first refusal to develop and franchise in the PRC certain restaurant concepts that

YUM may develop or acquire. On April 15, 2022, the Company and YUM, through their respective subsidiaries, entered into an amendment to the master license agreement to amend the development milestones for the Taco Bell brand. We have satisfied the measurement condition for the end of 2022, and we are committed to expanding the Taco Bell store network to at least 225 stores by the end of 2025. Subject to achieving these milestones, the Company will have the exclusive right to operate and sublicense the Taco Bell brand in China for 50 years.

We were granted by YUM a royalty-free license to use the name and mark of "YUM" as part of our name, domain name and stock identification symbol pursuant to a name license agreement entered into between YUM and us on October 31, 2016. The name license agreement can be terminated by YUM in the event of, among other things, material breach of the agreement by us. Our use of certain other material intellectual property (including intellectual property in product recipes, restaurant operation and restaurant design) is likewise governed by the master license agreement with YUM.

We own registered trademarks and service marks relating to the Little Sheep, Huang Ji Huang, COFFii & JOY and East Dawning brands and pay no license fee related to these brands. Collectively, these licensed and owned marks have significant value and are important to our business. Our policy is to pursue registration of our important intellectual property rights whenever feasible and to oppose vigorously any infringement of our rights.

Competition

Data from the National Bureau of Statistics of China indicates that sales in the consumer food service market in China totaled approximately $655 billion in 2022. Industry conditions vary by region, with local Chinese restaurants and western chains present, but we possess the largest market share (as measured by system sales). While branded QSR units per million population in China are well below that of the United States, competition in China is increasing. We compete with respect to food taste, quality, value, service, convenience, restaurant location and concept, including delivery and shared kitchens. The restaurant business is often affected by changes in consumer tastes; national, regional or local economic conditions; demographic trends; traffic patterns; the type, number and location of competing restaurants; and disposable income. We compete not only for consumers but also for management and hourly personnel and suitable restaurant sites. KFC's competitors in China are primarily western QSR brands such as McDonald's, Dicos and Burger King, and to a lesser extent, domestic QSR brands in China. Pizza Hut primarily competes with western CDR brands, including Domino's and Papa John's, as well as other domestic CDR brands in China.

Seasonality

Due to the nature of our operations, we typically generate higher sales during Chinese festivities, holiday seasons as well as summer months, but relatively lower sales and lower operating profit during the second and fourth quarters.

Human Capital Management

As of December 31, 2022, the Company had more than 400,000 employees, including approximately 145,000 full-time employees and approximately 261,000 part-time restaurant crew members. Our full-time employees primarily included 34,000 restaurant management team members and 103,000 restaurant crew members.

Our board of directors provides oversight on certain human capital matters, including inclusion and diversity, management succession planning, and our employee rewards and benefits program. Under the board's oversight, the Company regularly conducts a people planning review to attract, retain and develop a workforce that aligns with our values and strategies.

Culture and People Philosophy

The Company is committed to the "People First" philosophy by implementing our principle of "Fair, Care, Pride." In 2022, we released our Human Rights Policy, highlighting our commitment to create a workplace and a community that respect and protect human rights, which includes providing a discrimination-free and harassment-free workplace, ensuring fair compensation, creating a safe and healthy working environment, encouraging a diverse and inclusive culture, equipping employees with future employability, respecting employees' freedom of association, prohibiting child labor and forced labor and engaging with the communities we serve and our stakeholders. Our Human Rights Policy is consistent with Yum China's Code of Conduct.

The Company endorses the Universal Declaration of Human Rights adopted by the United Nations and international human rights conventions, including the International Labor Organization Declaration on Fundamental Principles and Rights at Work. We proactively identify, prevent and mitigate human rights risks in the Company and throughout the value chain. The Company implements whistleblower policies to detect and deter violations of employees' rights, and investigates, addresses and responds to concerns raised by employees and takes appropriate corrective actions.

Diversity, Inclusion and Equal Opportunities

The Company is committed to fostering a working environment that is professional, inclusive and non-discriminatory for employees to unleash their potential. In our workplaces, differences are understood, appreciated and encouraged. Each employee, without regard to race, religion, color, age, gender or gender identity, disability, military or veteran status, sexual orientation, citizenship or national origin, is provided with fair opportunity on the Company's diverse platform.

Gender Equality

The Company is committed to gender equality by providing fair recruitment, training and promotion opportunities for all employees. By the end of 2022, our female employees represented more than 50% of the total workforce. The Company continues to make progress in nurturing talented leaders across all management levels. By the end of 2022, women holding director and above positions represented 53% of our senior management

workforce. In 2023, the Company was named to the Bloomberg Gender Equality Index for the fifth consecutive year.

Barrier-free and Inclusive Workplace for People with Disabilities

The Company strives to create a barrier-free and inclusive workplace for people with disabilities. The Company piloted the first "Angel Restaurant" in 2012, using modified equipment and operational processes, and provides training to assist "angel employees"—those with special needs—to perform a full range of jobs. By the end of 2022, we had opened 30 Angel Restaurants in 27 cities, providing jobs for nearly 200 people with special needs.

Training and Development

The Company values the growth of employees and continuously nurtures top talent through a systematic training system. Every employee is required to formulate a specific development goal to improve their competencies in addition to completing the key objectives of the role. We prepare employees not just for fulfilling current job requirements, but also for more challenging expanded job responsibilities in the future. In 2022, the number of total training hours totaled around 9 million.

Building Talent Pipeline

The Company is well-known for its career development path—the "Bench Planning"—which enables most operation leaders to grow from within. Two signature programs—the KFC Business School and the Pizza Hut Management Institute—provide systematic training and development opportunities. A new college graduate can advance to RGMs in less than two years by participating in these programs and acquiring the operational, financial and managerial knowledge required for operating a restaurant. In the long run, the programs lay a solid foundation for their future success.

The Company offers a tailored and fast-tracked YUMC Management Trainee Program for fresh graduate trainees in its marketing and supply chain functions. Through job rotations and targeted trainings, they are offered an opportunity to gain a thorough understanding of the business and build a foundation for becoming industry-leading professionals.

Digitally-powered Training Platform

Our training programs have tapped into the digitalization trends through the mobile learning platform, with the goal of equipping employees with the knowledge and skills necessary in the digital era and enabling their sustainable career development. The employees can easily access these training programs, even during the pandemic when face-to-face training may not be available.

Continuing Education Program

The Company sponsors a continuing education program to help employees obtain college degrees. By the end of 2022, around 5,000 employees were granted subsidies and achieved higher education degrees through our continuing education program. In addition, the Company also provides scholarships for eligible employees to achieve postgraduate degrees.

Total Rewards and Employee Benefits

The Company is committed to equal pay for equal work. Based on annual market research, it provides employees with fair and competitive compensation and benefits, recognizing and rewarding their contributions, performance and efforts.

In line with relevant labor laws and regulations, we provide full-time employees with pension insurance, medical insurance, unemployment insurance, work injury insurance and maternity insurance. Part-time employees are covered by employer liability insurance. Employees also enjoy paid leaves in accordance with labor laws.

The Company has launched equity incentive schemes such as CEO Awards and RGM Restricted Stock Units (RSUs). The scheme is part of Yum China's long-standing commitment to its RGM No. 1 corporate culture. The Company believes that its RGMs serve as the most important leaders and are key contributors to its long-term success. In 2016, Yum China announced a grant of RSUs valued at $2,000 to each qualified RGM. As of the end of

2022, this program has allowed more than 12,500 RGMs to become stockholders of Yum China. In addition, the Company granted RSUs valued at $3,000 to all eligible RGMs starting in February 2021, covering approximately 4,000 RGMs. The turnover rate of RGMs was around 9% in 2022.

Recognizing the tremendous effort of our employees especially in navigating the COVID-19 pandemic, the Company has established the Yum China Employee Mutual Aid Fund to offer financial assistance to employees in need. Fully financed by the Company, the RMB 10 million fund will provide monetary support to employees in the event of emergencies, critical illness or financial difficulties. The fund adds to the Company's well-recognized employee care program, including the RMB 1 million medical insurance coverage for each RGM, family care scheme for restaurant management teams, and critical illness insurance for service team leaders.

For office staff, the Company operates its flexible benefit platform, covering more than 6,000 employees. The platform allows employees to select benefits based on their individual needs, including family medical insurance, medical examination and recreational activities. Both office staff and RGMs are covered by the Company's housing subsidy scheme.

Health and Safety

Protecting the health and safety of employees is the Company's top priority. Leveraging the Yum China Occupational Health and Safety ("OH&S") Management System, we provide necessary education, training, equipment and resources to help ensure that our employees, customers and partners fully understand and comply with relevant regulations, policies and procedures. We have also clearly defined the structure and accountability for the effective management of OH&S in Yum China. The Company regularly inspects and upgrades employees' protective equipment, carries out workplace safety reviews, and trains all employees on operational procedures and safety precautions.

In addition, Yum China's Employee Assistance Program ("EAP") continues to provide professional counseling

Form 10-K

and educational sessions to promote employees' physical and mental health. For example, by leveraging the EAP program, the Company was able to offer stress management tips to employees when they underwent quarantine during the pandemic.

Engagement and Wellbeing

The Top Employers Institute has certified the Company as a Top Employer China for the fifth consecutive year. Yum China's 2023 Top Employer China ranking is the best in the restaurant industry in China.

The Company maintains multiple communication channels with employees, including organizational forums such as RGM Convention and Founders' Day. The Company also ensures effective communication of business strategies and corporate messages through various digital platforms such as corporate WeChat, Apps and intranet portals.

Environmental Matters

We strive to reduce the environmental impact of our business activities by incorporating sustainability into the daily operations of our restaurants, as well as focusing our efforts on climate action, circular economy and supply chain environmental impact.

Climate Action

Our commitment to enhance climate action tops the list of our environmental sustainability priorities. We are committed to reaching net-zero value chain GHG emissions by 2050, and have set near-term science-based targets (SBTs) by 2035.

Our near-term SBTs are:

- Reduce absolute Scope 1 and 2 GHG emissions 63% by 2035 from a 2020 base year.

- Reduce Scope 3 GHG emissions from purchased goods 66.3% per ton of goods purchased by 2035 from a 2020 base year.

We have developed a 1.5°C-aligned decarbonization strategy and roadmap, focusing on energy efficiency improvement, renewable energy investment and supplier engagement. We identified and assessed climate-related risks and opportunities in our operations and value chain in line with the recommendations of the Task Force on Climate-Related Financial Disclosure ("TCFD"), and released our first TCFD report in 2022. In 2022, we also participated in the CDP Questionnaire for the second year.

Circular Economy

Food Loss and Waste

We are working toward the goal of a 10% reduction of our food waste per restaurant by 2030, as compared to a 2020 baseline, by exploring innovative initiatives for food loss reduction across different stages of the value chain. For example, we use AI/IoT technology to improve sales forecasting accuracy and inventory management, increase the proportion of cold chain transportation and use smaller fryers to avoid excessive cooking. We continue to promote and extend our food bank project by establishing pick-up stations at more restaurants under more brands, providing surplus food for free to residents in need. We also strive to explore solutions to recycle and reuse waste, such as recycling used cooking oil as resources in the Company's value chain through collaboration with various stakeholders.

Sustainable Packaging

We continue to reduce packaging and waste through design optimization, material replacement, and innovative application methods. We are committed to ensuring that 100% of customer facing, plastic-based packaging is recyclable. We are working toward our target of a 30% reduction of non-degradable plastic packaging weight by 2025, as compared to a 2019 baseline.

Supply Chain Environmental Impact

Building a sustainable supply chain is a key component of our sustainability strategy. We have set an ambitious goal to achieve a zero-deforestation supply chain. By continuously strengthening traceability in the upstream supply chain, we strive to source in a sustainable way, including our goal of sourcing 100% RSPO-certified palm oil, as well as 100% FSC-certified paper packaging by 2025.

Nutrition

We advocate a balanced diet and healthy eating habits through product innovation, variety in offerings, industry communication, public education and other relevant measures. We have increased the offering of grains, fruits, vegetables and beans in our menus to promote balanced food choices. We have collaborated with scientific institutions to promote dietary health for 15 years. Chinese Nutrition Society—Yum China Dietary Health Foundation has now become one of the largest and most influential special research foundations in China in the field of health and nutrition. We also cooperate with the China Foundation for Rural Development to encourage public donations to improve child nutrition in rural areas.

Information about our Executive Officers

The executive officers of the Company as of February 28, 2023, and their ages and current positions as of that date, are as follows:

Name	Age	Title
Joey Wat	51	Chief Executive Officer
Andy Yeung	50	Chief Financial Officer
Warton Wang	48	General Manager, KFC
Jeff Kuai	42	General Manager, Pizza Hut
Duoduo (Howard) Huang	50	Chief Supply Chain Officer
Johnson Huang	60	Chief Customer Officer
Leila Zhang	54	Chief Technology Officer
Joseph Chan	54	Chief Legal Officer
Aiken Yuen	63	Chief People Officer
Xueling Lu	49	Controller and Principal Accounting Officer

Joey Wat has served as our Chief Executive Officer since March 2018 and as a member of our board of directors since July 2017. She served as our President and Chief Operating Officer from February 2017 to February 2018 and the Chief Executive Officer, KFC from October 2016 to February 2017, a position she held at Yum! Restaurants China, from August 2015 to October 2016. Ms. Wat joined Yum! Restaurants China in September 2014 as President of KFC China and was promoted to Chief Executive Officer for KFC China in August 2015. Before joining YUM, Ms. Wat served in both management and strategy positions at A.S. Watson Group ("Watson"), an international health, beauty and lifestyle retailer, in the U.K. from 2004 to 2014. Her last position at Watson was managing director of Watson Health & Beauty U.K., which operates Superdrug and Savers, two retail chains specializing in the sale of pharmacy and health and beauty products, from 2012 to 2014. She made the transition from head of strategy of Watson in Europe to managing director of Savers in 2007. Before joining Watson,

Ms. Wat spent seven years in management consulting including with McKinsey & Company's Hong Kong office from 2000 to 2003. Ms. Wat was ranked number 34 on Forbes World's Most Powerful Women list in 2020, named by FORTUNE magazine as one of the Top 25 China Most Powerful Women in Business in 2017, 2018 and 2020, and the Top 50 Most Powerful Women in International Business in 2018, 2019, 2020. She was also named to Business Insider 100 People Transforming Business Asia List in 2020.

Andy Yeung has served as our Chief Financial Officer since October 2019. Prior to joining Yum China, Mr. Yeung served as the chief financial officer of Smart Finance International Limited, a financial technology company, from April 2017 to August 2019. Between January 2014 and March 2017, he served as the chief financial officer of Cheetah Mobile Inc., a NYSE-listed mobile internet company (NYSE: CMCM) where he led its successful IPO and built its finance, internal control and investor relations functions. From 2009 to 2013, Mr. Yeung worked at Oppenheimer & Co. Inc. as director, executive director and then managing director, responsible for research coverage of the internet and media sectors in China. From 2004 to 2009, Mr. Yeung was an associate in equity research at Thomas Weisel Partners. He has been a Chartered Financial Analyst charterholder since 2001.

Warton Wang has served as the General Manager, KFC since May 2022. Mr. Wang served as our Chief Development Officer from July 2020 to June 2022. Mr. Wang joined KFC as an operations management trainee in 1998. He was promoted to Market Manager of KFC in 2007 and was appointed as a Regional Vice President, KFC Field Operations in 2015.

Jeff Kuai has served as the General Manager, Pizza Hut since November 2017. Mr. Kuai previously served as the General Manager, Pizza Hut Home Service from October 2016 to October 2017, a position he held at Yum! Restaurants China from January 2015 to October 2016. From March 2012 to August 2013, Mr. Kuai was Director of Delivery Support Center for Yum! Restaurants China, where he was instrumental in building its online ordering and e-commerce capabilities. Prior to that, Mr. Kuai spent nine years in the information technology department of Yum! Restaurants China, enhancing its information technology infrastructure and productivity.

Duoduo (Howard) Huang has served as our Chief Supply Chain Officer since November 2021. Mr. Huang served as Vice President, Pizza Hut Regional Operations, from June 2018 to November 2021. Before transferring to Pizza Hut, Mr. Huang held various leadership positions in KFC, including as General Manager of Nanjing and Wuxi markets. Mr. Huang joined Yum! Restaurants China in 1995.

Johnson Huang has served as our Chief Customer Officer since May 2022. Mr. Huang served as the General Manager, KFC from February 2017 to April 2022. He served as our Chief Information and Marketing Support Officer from October 2016 to February 2017, a position he held at Yum! Restaurants China from September 2014 to October 2016. Mr. Huang joined YUM in 2006 to lead the information technology department in China. He served

as vice president of information technology from September 2008 to January 2013 and Chief Information Officer from January 2013 to September 2014. Mr. Huang has been the key architect of Yum! Restaurants China's digital strategy and information technology roadmap in China. Prior to joining YUM, Mr. Huang held various information technology and business leadership positions with Capgemini Asia Pacific Pte, Ltd. in Taiwan and the greater China region.

Leila Zhang has served as our Chief Technology Officer since March 2018. Ms. Zhang served as Vice President, Information Technology from October 2016 to March 2018, a position she held at Yum! Restaurants China from 2014 to October 2016. Ms. Zhang joined YUM in 1996, held various positions in the information technology department, and began leading the department in February 2017. Prior to joining YUM, Ms. Zhang was an engineer with Inventec Electronics (Shanghai) from 1992 to 1996.

Joseph Chan has served as our Chief Legal Officer since June 2019. Prior to joining Yum China, Mr. Chan was a partner at Sidley Austin, a U.S. based international law firm, in Shanghai, from November 2010 to May 2019, where he managed and executed large complex multi-jurisdictional legal matters with a focus on mergers and acquisitions and corporate finance transactions across a variety of industries. In addition, Mr. Chan spent over a decade with Pillsbury Winthrop Shaw Pittman, a U.S. based international law firm, in San Francisco and Shanghai, initially as an associate and then a partner. He established the Shanghai office of Pillsbury Winthrop Shaw Pittman in 2006 and served in various leadership positions, including serving as its inaugural managing partner. Mr. Chan is admitted to the bar in California and Pennsylvania in the U.S. and British Columbia in Canada. For many consecutive years he was ranked and recommended by Chambers Asia, IFLR and Legal 500 as a leading lawyer in Asia.

Aiken Yuen has served as our Chief People Officer since March 2018. Mr. Yuen served as Vice President, Human Resources of Yum China from October 2016 to February 2018, a position he held at Yum! Restaurants China from March 2012 to October 2016. Mr. Yuen joined YUM in 2008 as the Talent Management and Development

Form 10-K

Director. Prior to joining YUM, Mr. Yuen served in senior HR management positions at American International Group ("AIG") in Hong Kong from 1998 to 2008. His last position at AIG was Vice President, Human Resources of AIA, AIG's life insurance business unit for South East Asia. He was responsible for overall human resources strategy formulation and execution for AIA's Head Office in Hong Kong and its operations in six Asian countries. Before that, he was the Senior Manager of Training and Development with Standard Chartered Bank from 1996 to 1998 and Manager of Management Training with HSBC from 1994 to 1996.

Xueling Lu has served as our Controller and Principal Accounting Officer since January 2018. Ms. Lu previously served as Senior Director, Finance of Yum China, a position she held since she joined the Company in November 2016. Prior to joining the Company, Ms. Lu was the Asia Pacific Controller of Lear Corporation from 2013 to 2016. Before joining Lear Corporation, Ms. Lu spent 10 years in public accounting with Ernst & Young, specializing in audits and initial public offerings of companies listed in the U.S., SEC reporting and Sarbanes-Oxley compliance. Ms. Lu is a certified public accountant in California and a member of the American Institute of Certified Public Accountants.

Enforceability

Our executive officers, including our Chief Executive Officer and Chief Financial Officer, and a majority of our directors reside within mainland China and/or Hong Kong or spend significant amounts of time in mainland China and/or Hong Kong. As a result, it may not be possible to effect service of process upon these persons, to obtain information from such persons necessary for investigations or lawsuits, or to bring lawsuits or enforcement actions or enforce judgments against such persons. For more information, see "Item 1A. Risk Factors—Risks Related to Doing Business in China—There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us and our management."

Our History

Yum China was incorporated in Delaware on April 1, 2016. The Company separated from YUM on October 31, 2016 (the "separation"), becoming an independent, publicly traded company as a result of a pro rata distribution (the "distribution") of all outstanding shares of Yum China common stock to shareholders of YUM. On October 31, 2016, YUM's shareholders of record as of 5:00 p.m. Eastern Time on October 19, 2016 received one share of Yum China common stock for every one share of YUM common stock held as of the record date. Common stock of Yum China began trading "regular way" under the ticker symbol "YUMC" on the New York Stock Exchange ("NYSE") on November 1, 2016. On September 10, 2020, the Company completed its secondary listing on the Main Board of the Hong Kong Stock Exchange ("HKEX") under the stock code "9987," in connection with a global offering (the "Global Offering") of shares of its common stock. On October 24, 2022, the Company's voluntary conversion of its secondary listing status to a primary listing status on the HKEX became effective and the Company became a dual primary listed company on the NYSE and HKEX. On the same day, the Company's shares of common stock traded on the HKEX were included in the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect.

Available Information

For important news and information regarding Yum China, including our filings with the SEC and the HKEX, visit Yum China's Investor Relations website at http://ir.yumchina.com. Yum China uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

The Company makes available through the Investor Relations website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing such material with the SEC. These reports may also be obtained by visiting the SEC's website at http://www.sec.gov.

The reference to the Company's website address and the SEC's website address is for informational purposes only, does not constitute incorporation by reference of the information contained on the websites and should not be considered part of this Form 10-K. These documents, as well as our SEC filings, are available in print free of charge to any stockholder who requests a copy from our Investor Relations Department by contacting Yum China at 101 East Park Boulevard, Suite 805, Plano, Texas 75074 United States of America, Attention: Investor Relations.

Form 10-K

Item 1A. Risk Factors.

You should carefully consider each of the following risks, as well as the information included elsewhere in this report, before deciding to invest in our common stock or otherwise in connection with evaluating our business. Based on the information currently known to us, we believe that the following information identifies the most material risk factors affecting us in each of these categories of risk. However, additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, financial condition or results of operations. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Summary of Risk Factors

We are exposed to a variety of risks, which have been separated into five general groups:

- Risks related to our business and industry, including (a) food safety and foodborne illness concerns, (b) significant failure to maintain effective quality assurance systems for our restaurants, (c) significant liability claims, food contamination complaints from our customers or reports of incidents of food tampering, (d) health concerns arising from outbreaks of viruses or other illnesses, including the COVID-19 pandemic, (e) the fact that the operation of our restaurants is subject to the terms of the master license agreement with YUM, (f) the fact that substantially all of our revenue is derived from our operations in China, (g) the fact that our success is tied to the success of YUM's brand strength, marketing campaigns and product innovation, (h) shortages or interruptions in the availability and delivery of food products and other supplies, (i) fluctuation of raw materials prices, (j) our inability to attain our target development goals, the potential cannibalization of existing sales by aggressive development and the possibility that new restaurants will not be profitable, (k) risks associated with leasing real estate, (l) inability to obtain desirable restaurant locations on commercially reasonable terms, (m) labor shortages or increases in labor costs, (n) the fact that our success depends substantially on our corporate reputation and on the value and perception of our brands, (o) the occurrence of security breaches and cyber-attacks,

(p) failure to protect the integrity and security of our customer or employee personal, financial or other data or our proprietary or confidential information that is stored in our information systems or by third parties on our behalf, (q) failures or interruptions of service or security breaches in our information technology systems, (r) the fact that our business depends on the performance of, and our long-term relationships with, third-party mobile payment processors, internet infrastructure operators, internet service providers and delivery aggregators, (s) failure to provide timely and reliable delivery services by our restaurants, (t) our growth strategy with respect to Lavazza may not be successful, (u) the anticipated benefits of our acquisitions may not be realized in a timely manner or at all, (v) challenges and risks related to our new retail and e-commerce businesses, (w) our inability or failure to recognize, respond to and effectively manage the impact of social media, (x) failure to comply with anti-bribery or anti-corruption laws, (y) U.S. federal income taxes, changes in tax rates, disagreements with tax authorities and imposition of new taxes, (z) changes in consumer discretionary spending and general economic conditions, (aa) the fact that the restaurant industry in which we operate is highly competitive, (bb) loss of or failure to obtain or renew any or all of the approvals, licenses and permits to operate our business, (cc) our inability to adequately protect the intellectual property we own or have the right to use, (dd) our licensor's failure to protect its intellectual property, (ee) seasonality and certain major events in China, (ff) our failure to detect, deter and prevent all instances of fraud or other misconduct committed by our employees, customers or other third parties, (gg) the fact that our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent, (hh) our strategic investments or acquisitions may be unsuccessful; (ii) our investment in technology and innovation may not generate the expected level of returns, (jj) fair value changes for our investment in equity securities and lower yields of our short-term investments may adversely affect our financial condition and results of operations, and (kk) our operating results may be adversely affected by our investment in unconsolidated affiliates;

- Risks related to doing business in China, including (a) changes in Chinese political policies and economic and social policies or conditions, (b) uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations, which may be subject to change from time to time with little advance notice, and the risk that the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities to decline, (c) the audit report included in this Form 10-K is prepared by auditors who are located in China, and in the event the PCAOB is unable to inspect our auditors, our common stock will be subject to potential delisting from the New York Stock Exchange, (d) changes in political, business, economic and trade relations between the United States and China, (e) fluctuation in the value of the Chinese Renminbi, (f) the fact that we face increasing focus on environmental sustainability issues, (g) limitation on our ability to utilize our cash balances effectively, including making funds held by our China-based subsidiaries unavailable for use outside of mainland China, due to interventions in or the imposition of restrictions and limitations by the PRC government on currency conversion and payments of foreign currency and RMB out of mainland China, (h) changes in the laws and regulations of China or noncompliance with applicable laws and regulations, (i) reliance on dividends and other distributions on equity paid by our principal subsidiaries in China to fund offshore cash requirements, (j) potential unfavorable tax consequences resulting

from our classification as a China resident enterprise for Chinese enterprise income tax purposes, (k) uncertainty regarding indirect transfers of equity interests in China resident enterprises and enhanced scrutiny by Chinese tax authorities, (l) difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in China against us, (m) the Chinese government may determine that the variable interest entity structure of Daojia does not comply with Chinese laws on foreign investment in restricted industries, (n) inability to use properties due to defects caused by non-registration of lease agreements related to certain properties, (o) risk in relation to unexpected land acquisitions, building closures or demolitions, (p) potential fines and other legal or administrative sanctions for failure to comply with Chinese regulations regarding our employee equity incentive plans and various employee benefit plans, (q) proceedings instituted by the SEC against certain China-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act, (r) restrictions on our ability to make loans or additional capital contributions to our Chinese subsidiaries due to Chinese regulation of loans to, and direct investment in, Chinese entities by offshore holding companies and governmental control of currency conversion, (s) difficulties in pursuing growth through acquisitions due to regulations regarding acquisitions, and (t) the PRC government has significant oversight and discretion to exert control over offerings of securities conducted outside of China and over foreign investment in China-based issuers, and may limit or completely hinder our ability to offer securities to investors, or cause the value of our securities to significantly decline; these risks are each discussed in detail in the section "Risks Related to Doing Business in China."

- Risks related to the separation and related transactions, including (a) incurring significant tax liabilities if the distribution does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes and the Company could be required to indemnify YUM for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement, (b) being obligated to indemnify YUM for material taxes and related amounts pursuant to indemnification obligations under the tax matters agreement if YUM is subject to Chinese indirect transfer tax with respect to the distribution, (c) potential indemnification liabilities owing to YUM pursuant to the separation and distribution agreement, (d) the indemnity provided by YUM to us with respect to certain liabilities in connection with the separation may be insufficient to insure us against the full amount of such liabilities, (e) the possibility that a court would require that we assume responsibility for obligations allocated to YUM under the separation and distribution agreement, and (f) potential liabilities due to fraudulent transfer considerations;

• Risks related to our common stock, including (a) the fact that we cannot guarantee the timing or amount of dividends on, or repurchases of, our common stock, (b) the impact on the trading prices of our common stock due to different characteristics of the capital markets in Hong Kong and the U.S., (c) different interests between Primavera and Ant Financial and other holders of our common stock, and (d) the existence of anti-takeover provisions that may discourage or delay acquisition attempts that you might consider favorable; and

• General risk factors.

Risks Related to Our Business and Industry

Food safety and foodborne illness concerns may have an adverse effect on our reputation and business.

Foodborne illnesses, such as E. coli, hepatitis A and salmonella, have occurred and may re-occur within our system from time to time. In addition, food safety issues such as food tampering, contamination and adulteration occur or may occur within our system from time to time. Any report or publicity linking us, our competitors, our restaurants, including restaurants operated by us or our franchisees, to instances of foodborne illness or food safety issues could adversely affect our restaurants' brands and reputations as well as our revenues and profits and

possibly lead to product liability claims, litigation and damages. If a customer of our restaurants becomes ill from foodborne illnesses or as a result of food safety issues, restaurants in our system may be temporarily closed, which would decrease our revenues. In addition, instances or allegations of foodborne illness or food safety issues, real or perceived, involving our or YUM's restaurants, restaurants of competitors, or suppliers or distributors (regardless of whether we use or have used those suppliers or distributors), or otherwise involving the types of food served at our restaurants, could result in negative publicity that could adversely affect our sales. The occurrence of foodborne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, which could result in disruptions in our supply chain and/or lower margins for us and our franchisees.

In October 2019, China's State Council amended the Regulation for the Implementation of the Food Safety Law (the "Regulation of Food Safety Law"), which became effective on December 1, 2019. The Regulation of Food Safety Law outlines detailed rules for food safety assessment, food safety standards, food production and food business, food inspection and other matters. Pursuant to the Regulation of Food Safety Law, certain violations of the food safety law may result in severe administrative and criminal penalties imposed on the Company, as well as its legal representatives, senior management members and other employees. If penalties are imposed on our senior management members, they may be prevented from performing their duties at the Company, which could in turn negatively affect our business operations. Such penalties could also have a material adverse impact on the Company's reputation.

Any significant failure to maintain effective quality assurance systems for our restaurants could have a material adverse effect on our business, reputation, results of operations and financial condition.

The quality and safety of the food we serve is critical to our success. Maintaining consistent food quality depends significantly on the effectiveness of our and our franchisees' quality assurance systems, which in turn depends on a number of factors, including the design of our quality control systems and employee implementation and compliance with those quality control policies and guidelines. Our quality assurance systems include, but are not limited to, supplier/food processing plant quality assurance, logistics quality assurance, and restaurant quality assurance. There can be no assurance that our and our franchisees' quality assurance systems will prove to be effective. Any significant failure of or deviation from these quality assurance systems could have a material adverse effect on our business, reputation, results of operations and financial condition.

Any significant liability claims, food contamination complaints from our customers or reports of incidents of food tampering could adversely affect our business, reputation, results of operations and financial condition.

Being in the restaurant industry, we face an inherent risk of food contamination and liability claims. Our food quality depends partly on the quality of the food ingredients and raw materials provided by our suppliers, and we may not be able to detect all defects in our supplies. Any food contamination occurring in raw materials at our suppliers' food processing plants or during the transportation from food processing plants to our restaurants that we fail to detect or prevent could adversely affect the quality of the food served in our restaurants. Due to the scale of our and our franchisees' operations, we also face the risk that certain of our and our franchisees' employees may not adhere to our mandated quality procedures and requirements. Any failure to detect defective food supplies, or observe proper hygiene, cleanliness and other quality control requirements or standards in our operations could adversely affect the quality of the food we offer at our restaurants, which could lead to liability claims, complaints and related adverse publicity, reduced customer traffic at our restaurants, the imposition of penalties against us or our franchisees by relevant authorities and compensation awards by courts. Our sales have been significantly impacted by adverse publicity relating to supplier actions over the past decade. For example, our sales and perception of our brands were significantly impacted following adverse publicity relating to the failure of certain upstream poultry suppliers to meet our standards in late 2012 as

well as adverse publicity relating to improper food handling practices by another supplier in mid-2014. There can be no assurance that similar incidents will not occur again in the future or that we will not receive any food contamination claims or defective products from our suppliers in the future. Any such incidents could materially harm our business, reputation, results of operations and financial condition.

Health concerns arising from outbreaks of viruses or other illnesses may have a material adverse effect on our business. The COVID-19 pandemic has had, and may continue to have, adverse effects on our results of operations, cash flows and financial condition.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as COVID-19, avian flu or African swine flu. Outbreaks of contagious illness occur from time to time around the world, including in China where virtually all of our restaurants are located. The occurrence of such an outbreak or other adverse public health developments in China could materially disrupt our business and operations, including if government authorities impose mandatory closures, seek voluntary closures or impose restrictions on operations of restaurants. Furthermore, the risk of contracting viruses or other illnesses that may be transmitted through human contact could cause employees or guests to avoid gathering in public places or interacting with other people, which could materially and adversely affect restaurant guest traffic or the ability to adequately staff restaurants. An outbreak could also cause disruption in our supply chain, increase our raw material costs, increase operational complexity and adversely impact our ability to provide safety measures to protect our employees and customers, which could materially and adversely affect our continuous operations. Our operating costs may also increase as a result of taking precautionary measures to protect the health and wellbeing of our customers and employees during an outbreak. If an outbreak reaches pandemic levels, there may also be long-term effects on the economies of affected countries. Any of the foregoing within China would severely disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

For example, starting in the first quarter of 2020 and throughout 2021 and 2022, the COVID-19 pandemic significantly impacted the restaurant industry in China. Strict public health measures were implemented across the country, including mass testing, regional lockdowns and travel restrictions. These actions led to reduced travel, fewer social activities and softened consumption demand. During peak outbreak periods, hundreds of millions of people were under some type of lockdown in multiple regions in China. The COVID-19 pandemic significantly affected the Company's operations, resulting in severe impact on our financial results mainly driven by same-store sales declines and temporary store closures.

In 2022, severe COVID-19 outbreaks in China resulted in significant disruptions to our business operations. During April and May 2022, over 2,500 of our stores in China, on average, were either temporarily closed or offered only takeaway and delivery services. During such period, same-store sales declined by more than 20% year over year. In October and November 2022, sporadic occurrences of COVID infections quickly evolved into major regional outbreaks, leading to tightened COVID-related health measures and lockdowns. The number of our stores that were either temporarily closed or offered only takeaway and delivery services reached a peak of over 4,300 stores in late November 2022. In December 2022, the government issued a series of new COVID response guidelines that significantly changed its COVID policies, including removing mass testing and central quarantine requirements as well as lifting travel restrictions. Due to widespread infections following the relaxation of COVID restrictions, we experienced a shortage of restaurant staff, which led to over 1,300 stores on average being either temporarily closed or offering limited services in December 2022. As a significant portion of the population was either infected or chose to stay home to avoid infection, dine-in traffic declined substantially.

We expect that our operations will continue to be impacted by the COVID-19 pandemic. Experiences in other countries suggest that further outbreaks following relaxation of COVID restrictions and emergence of different COVID variants may occur. A portion of the population may remain cautious about going out in public. In addition, consumers tend to be more careful with spending after holidays. It remains difficult to predict how consumer behavior will change in the long-term. The extent to which our operations continue to be impacted by the pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including resurgences and further spread of existing or new COVID-19 variants, actions by the government authorities to contain the pandemic or treat its impact, the economic recovery within China and globally, the impact on consumer behavior and other related factors. Our insurance policy does not cover any losses we incur as a result of the pandemic. The COVID-19 pandemic also may have the effect of heightening other risks disclosed in the "Risk Factors" section of this report, such as, but not limited to, those related to supply chain management, labor shortage and cost, cybersecurity threats, as well as consumer perceptions of our brands.

Even if a virus or other illness does not spread significantly, the perceived risk of infection or health risk may affect our business. Our operations could also be disrupted if any of our employees or employees of our business partners were suspected of having a contagious illness or susceptible to becoming infected with a contagious illness, since this could require us or our business partners to screen and/or quarantine some or all of such employees or disinfect our restaurant facilities.

With respect to the avian flu, public concern over an outbreak may cause fear about the consumption of chicken, eggs and other products derived from poultry, which could cause customers to consume less poultry and related products. This would likely result in lower revenues and profits. Avian flu outbreaks could also adversely affect the price and availability of poultry, which could negatively impact our profit margins and revenues.

The operation of our restaurants is subject to the terms of the master license agreement which, if terminated or limited, would materially adversely affect our business, results of operations and financial condition.

Under the master license agreement with YUM, we are required to meet a Sales Growth Metric, which requires the average annual Gross Revenue (as defined in the master license agreement) for each of the KFC, Pizza Hut and Taco Bell brands for each rolling five (5) calendar year period throughout the term of the master license agreement ("Measurement Period"), beginning January 1, 2017, to exceed the annual Gross Revenue of the calendar year immediately preceding the corresponding Measurement Period ("Benchmark Year"), unless otherwise agreed by the parties. To illustrate, the first Measurement Period was January 1, 2017 through December 31, 2021 (corresponding to the first Benchmark Year of January 1, 2016 through December 31, 2016) and the second Measurement Period is January 1, 2018 through December 31, 2022 (corresponding to the second Benchmark Year of January 1, 2017 through December 31, 2017).

The requirement regarding the Sales Growth Metric began at the end of the first Measurement Period on December 31, 2021. Within an agreed period after the beginning of each calendar year following December 31, 2021, and during the term of the master license agreement, we are required to provide to YUM a written statement with the calculations of the Sales Growth Metric. If our calculations indicate that any of these restaurant brands failed to meet the Sales Growth Metric (an "SGM Breach"), there is a mechanism under the master license agreement for us to explain and remediate such breach in good faith. YUM has the right to terminate the master license agreement in the event of an SGM Breach. In the event of two consecutive SGM Breaches for KFC, Pizza Hut or Taco Bell, YUM shall be entitled to exercise its right to eliminate or modify the exclusivity of the license granted to us and conduct and further develop the relevant restaurant brand in our licensed territory or license one or more third parties to do so.

As a result of factors beyond the Company's control, namely the severe impact of the COVID-19 pandemic, Pizza Hut was not able to meet the Sales Growth Metric for the second Measurement Period ending December 31, 2022, which constitutes a breach of the master license agreement. YUM has waived this SGM Breach. However, Pizza Hut will likely not be able to meet the Sales Growth Metric for the next two Measurement Periods, given the inclusion of three COVID-19 years (2020, 2021 and 2022) in those periods. Unless YUM also waives those additional SGM Breaches, YUM may exercise its rights under the master license agreement described herein.

The master license agreement may also be terminated upon the occurrence of certain events. We do not believe there has been any material breach of the master license agreement, and we actively monitor our compliance with the terms of the master license agreement on an on-going basis. Under the master license agreement, we have the right to cure any breach of the agreement, except for the dissolution, liquidation, insolvency or bankruptcy of the Company or upon the occurrence of an unauthorized transfer or change of control or other breach that YUM determines will not or cannot be cured. Upon the occurrence of a non-curable breach, YUM will have the right to terminate the master license agreement (or our rights to a particular brand) on delivery of written notice. Upon the occurrence of a curable breach, YUM will provide a notice of breach that sets forth a cure period that is reasonably tailored to the applicable breach. If we do not cure the breach, YUM will have the right to terminate the master license agreement (or our rights to a particular brand). The master license agreement also contemplates remedies other than termination that YUM may use as appropriate. These remedies include: actions for injunctive and/or declaratory relief (including specific performance) and/or damages; limitations on our future development rights or suspension of restaurant operations pending a cure; modification or elimination of our territorial exclusivity; and YUM's right to repurchase from us the business operated under an affected brand at fair market value, less YUM's damages.

In the second quarter of 2022, we invoked the dispute resolution process pursuant to the master license agreement to resolve a disagreement with YUM over royalties charged on delivery and aggregator platform fees. We took the position, pursuant to the master license agreement, that delivery fees paid by customers for delivery services and commissions paid to third-party aggregator platforms should not be subject to royalties, which YUM believed to be a material breach of the master license agreement. YUM's notice also alleged, for the first time, that the Company had engaged in unauthorized use of YUM's intellectual property under the master license agreement. In December 2022, the parties settled the dispute.

If the master license agreement were terminated, or any of our license rights were limited, our business, results of operations and financial condition would be materially adversely affected.

We derive substantially all of our revenue from our operations in China and, as a result, our business is highly exposed to the risks of doing business in China.

Virtually all of our restaurants are located, and our revenues and profits originate, in China. As a consequence, our financial results are dependent on our results in China, and our business is highly exposed to all of the risks of doing business there. These risks are described further under the section "Risks Related to Doing Business in China."

Our success is tied to the success of YUM's brand strength, marketing campaigns and product innovation.

The KFC, Pizza Hut and Taco Bell trademarks and related intellectual property are owned by YUM and licensed to us in China, excluding Hong Kong, Macau and Taiwan. The value of these marks depends on the enforcement of YUM's trademark and intellectual property rights, as well as the strength of YUM's brands. Due to the nature of licensing and our agreements with YUM, our success is, to a large extent, directly related to the success of the YUM brand strength, including the management, marketing and product innovation success of YUM. Further, if YUM were to reallocate resources away from the KFC, Pizza Hut or Taco Bell brands, these brands and the license rights that have been granted to us could be harmed globally or regionally, which could have a material adverse effect on our results of operations and our competitiveness in China. In addition, strategic decisions made by YUM management related to its brands, marketing and restaurant systems may not be in our best interests and may conflict with our strategic plans.

Shortages or interruptions in the availability and delivery of food products and other supplies may increase costs or reduce revenues.

The products used in the operation of our restaurants are sourced from a wide variety of suppliers inside and outside of China. We are also dependent upon third parties to make frequent deliveries of food products and other supplies that meet our specifications at competitive prices.

Shortages or interruptions in the supply of food products and other supplies to our restaurants could adversely affect the availability, quality and cost of items we use and the operations of our restaurants. Such shortages or disruptions could be caused by inclement weather, natural disasters such as floods, drought and hurricanes, increased demand, labor shortages, problems in production or distribution, restrictions on imports or exports, government levies, political instability in the countries in which suppliers and distributors are located, the financial instability of suppliers and distributors, suppliers' or distributors' failure to meet our standards, product quality issues, inflation, other factors relating to the suppliers and distributors and the countries in which they are located, food safety warnings or advisories or the prospect of such pronouncements or other conditions beyond our control. Despite our efforts in developing multiple suppliers for the same items where and when possible, a shortage or interruption in the availability of certain food products or supplies could still increase costs and limit the availability of products critical to restaurant operations, which in turn could lead to restaurant closures and/or a decrease in sales. In addition, failure by a principal supplier or distributor for us and/or our franchisees to meet its service requirements could lead to a disruption of service or supply until a new supplier or distributor is engaged, and any disruption could have an adverse effect on our business.

In addition, we centrally purchase the vast majority of food and paper products, then sell and deliver them to most of our restaurants. We believe this central procurement model allows us to maintain quality control and achieve better prices and terms through volume purchases. However, we may not be able to accurately estimate the demand from franchisees and unconsolidated affiliates, which may result in excessive inventory. We may also not be able to timely collect payments from franchisees and unconsolidated affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

The prices of raw materials fluctuate, which may adversely impact our profit margin.

Our restaurant business depends on reliable sources of large quantities of raw materials such as protein (including poultry, pork, beef and seafood), cheese, oil, flour and

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vegetables (including potatoes and lettuce). Our raw materials are subject to price volatility caused by any fluctuation in aggregate supply and demand, or other external conditions, such as changes in international trade policies and international barriers to trade, the emergence of a trade war, climate and environmental conditions where weather conditions or natural events or disasters may affect expected harvests of such raw materials, as well as outbreak of viruses and diseases. For example, in 2019, the price of protein, including poultry, increased significantly in China as a result of the African swine flu. We cannot assure you that we will continue to purchase raw materials at reasonable prices, or that our raw materials prices will remain stable in the future. In addition, because we and our franchisees provide competitively priced food, our ability to pass along commodity price increases to our customers is limited. When commodity prices increase, we may not be able to recover the increased costs through higher pricing in our products. If we are unable to manage the cost of our raw materials or to increase the prices of our products, it may have an adverse impact on our future profit margin.

We may not attain our target development goals; aggressive development could cannibalize existing sales; and new restaurants may not be profitable.

Our growth strategy depends on our ability to build new restaurants in China. We are accelerating our store network expansion to reach our 20,000 store milestone. The successful development of new units depends in large part on our ability to open new restaurants and to operate these restaurants profitably. We cannot guarantee that we, or our franchisees, will be able to achieve our expansion goals or that new restaurants will be operated profitably. Further, there is no assurance that any new restaurant will produce operating results similar to those of our existing restaurants. Other risks which could impact our ability to increase the number of our restaurants include prevailing economic conditions and our or our franchisees' ability to obtain suitable restaurant locations, negotiate acceptable lease or purchase terms for the locations, obtain required permits and approvals in a timely manner, hire and train qualified restaurant crews and meet construction schedules.

In addition, the new restaurants could impact the sales of our existing restaurants nearby. There can be no assurance that sales cannibalization will not occur or become more significant in the future as we increase our presence in existing markets in China.

Our growth strategy includes expanding our ownership and operation of restaurant units through organic growth by developing new restaurants that meet our investment objectives. We may not be able to achieve our growth objectives, and these new restaurants may not be profitable. The opening and success of new restaurants depends on various factors, including:

- our ability to obtain or self-fund adequate development financing;

- competition in current and future markets;

- our degree of penetration in existing markets;

- the identification and availability of suitable and economically viable locations;

- sales and margin levels at existing restaurants;

- the negotiation of acceptable lease or purchase terms for new locations;

- regulatory compliance regarding restaurant opening and operation;

- the ability to meet construction schedules;

- our ability to hire and retain qualified restaurant crews; and

- general economic and business conditions.

We are subject to all of the risks associated with leasing real estate, and any adverse developments could harm our business, results of operations and financial condition.

As a significant number of our restaurants are operating on leased properties, we are exposed to retail rental market conditions. As of year-end 2022, we leased over 10,000 properties in China for our Company-owned restaurants. For information regarding our leased properties, please refer to Item 2. "Properties." Accordingly, we are subject to all of the risks generally associated with leasing real estate, including changes in the investment climate for real estate, demographic trends, trade zone shifts, central business district relocations, and supply or demand for the use of the restaurants, as well as potential liability for environmental contamination.

We generally enter into lease agreements with initial terms of 10 to 20 years. Approximately 6% of our existing lease agreements expire before the end of 2023. Most of our lease agreements contain an early termination clause that permits us to terminate the lease agreement early if the restaurant's unit contribution is negative for a specified period of time. We generally do not have renewal options for our leases and need to negotiate the terms of renewal with the lessor, who may insist on a significant modification to the terms and conditions of the lease agreement.

The rent under the majority of our current restaurant lease agreements is generally payable in one of three ways: (i) fixed rent; (ii) the higher of a fixed base rent or a percentage of the restaurant's annual sales revenue; or (iii) a percentage of the restaurant's annual sales revenue. In addition to increases in rent resulting from fluctuations in annual sales revenue, certain of our lease agreements include provisions specifying fixed increases in rental payments over the respective terms of the lease agreements. While these provisions have been negotiated and are specified in the lease agreement, they will increase our costs of operation and therefore may materially and adversely affect our results of operation and financial condition if we are not able to pass on the increased costs to our customers. Certain of our lease agreements also provide for the payment of a management fee at either a fixed rate or fixed amount per square meter of the relevant leased property.

Where we do not have an option to renew a lease agreement, we must negotiate the terms of renewal with the lessor, who may insist on a significant modification to the terms and conditions of the lease agreement. If a lease agreement is renewed at a rate substantially higher than the existing rate, or if any existing favorable terms granted by the lessor are not extended, we must determine whether it is desirable to renew on such modified terms. If we are unable to renew leases for our restaurant sites on acceptable terms or at all, we will have to close or relocate the relevant restaurants, which would eliminate the sales that those restaurants would have contributed to our revenues during the period of closure, and could subject us to construction, renovation and other costs and risks. In addition, the revenue and any profit generated after relocation may be less than the revenue and profit previously generated before such relocation. As a result, any inability to obtain leases for desirable restaurant locations or renew existing leases on commercially reasonable terms could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to obtain desirable restaurant locations on commercially reasonable terms.

We compete with other retailers and restaurants for suitable locations, and the market for retail premises is very competitive in China. Our competitors may negotiate more favorable lease terms than our lease terms, and some landlords and developers may offer priority or grant exclusivity to some of our competitors for desirable locations for various reasons beyond our control. We cannot provide assurance that we will be able to enter into new lease agreements for prime locations on commercially reasonable terms, if at all. If we cannot obtain desirable restaurant locations on commercially reasonable terms, our business, results of operations and ability to implement our growth strategy may be materially and adversely affected.

Labor shortages or increases in labor costs could slow our growth and harm our business and results of operations.

Restaurant operations are highly service-oriented, and our success depends in part upon our ability to attract, retain and motivate a sufficient number of qualified employees, including restaurant managers, and other crew members. The market for qualified employees in our industry is very competitive. Any future inability to recruit and retain qualified individuals may delay the planned openings of new restaurants and could adversely impact our existing restaurants. Any such delays, material increases in

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employee turnover rate in existing restaurants or widespread employee dissatisfaction could have a material adverse effect on our business and results of operations. Competition for qualified employees could also compel us to pay higher wages to attract or retain key crew members, which could result in higher labor costs.

We may also face challenges relating to temporary shortage of staff, including as a result of events outside our control. For example, due to widespread infections following the relaxation of COVID restrictions in China, we experienced a shortage of restaurant staff in December 2022.

The Chinese Labor Contract Law that became effective on January 1, 2008 and amended on December 28, 2012 formalizes workers' rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions, and provides for specific standards and procedures for employees' protection. Moreover, minimum wage requirements in China have increased and could continue to increase our labor costs in the future. The salary level of employees in the restaurant industry in China has been increasing in the past several years. We may not be able to increase our product prices enough to pass these increased labor costs on to our customers, in which case our business and results of operations would be materially and adversely affected.

In addition, our delivery business requires a large number of riders, which are either contracted with us or the aggregators' platforms to deliver orders exclusively for KFC or Pizza Hut stores. A shortage of riders could disrupt our delivery business and result in higher rider costs. Furthermore, an increase in the rates charged by the third-party rider companies could also result in higher delivery costs. Recent guidelines issued by regulatory authorities increased protection on rider safety and welfare, and the cost to comply with such requirements could be passed on to us.

Our success depends substantially on our corporate reputation and on the value and perception of our brands.

One of our primary assets is the exclusive right to use the KFC, Pizza Hut and Taco Bell trademarks in restaurants in China. Our success depends in large part upon our ability and our franchisees' ability to maintain and enhance the value of these brands and our customers' loyalty to these brands in China. Brand value is based in part on consumer perceptions on a variety of subjective qualities. Business incidents, whether isolated or recurring, and whether originating from us, our franchisees, competitors, suppliers and distributors or YUM and its other licensees or franchisees, competitors, suppliers and distributors outside China can significantly reduce brand value and consumer trust, particularly if the incidents receive considerable publicity or result in litigation. For example, our brands could be damaged by claims or perceptions about the quality or safety of our products or the quality of our suppliers and distributors, regardless of whether such claims or perceptions are true. Any such incidents (even if resulting from the actions of a competitor) could cause a decline directly or indirectly in consumer confidence in, or the perception of, our brands and/or our products and reduce consumer demand for our products, which would likely result in lower revenues and profits. Additionally, our corporate reputation could suffer from a real or perceived failure of corporate governance or misconduct by a company officer, employee or representative.

The occurrence of security breaches and cyber-attacks could negatively impact our business.

Technology systems, including our mobile or online platforms, mobile payment and ordering systems, loyalty programs and various other online processes and functions, are critical to our business and operations. For example, as of year-end 2022, KFC had over 380 million loyalty program members and Pizza Hut had over 130 million. Both KFC and Pizza Hut member sales represented approximately 62% of each brand's system sales in 2022. Digital orders accounted for 89% of KFC and Pizza Hut Company sales in 2022. As we continue to expand our digital initiatives, the risks relating to security breaches and cyber-attacks against our systems, both internal and those we have outsourced, may increase.

Because of our brand recognition in China, we are consistently subject to attempts to compromise our security and information systems, including denial of service attacks, viruses, malicious software or ransomware, and exploitations of system flaws or weaknesses. Error or malfeasance or other irregularities may also result in the failure of our or our third-party service providers' cybersecurity measures and may give rise to a cyber incident. The techniques used to conduct security breaches and cyber-attacks, as well as the sources and targets of these attacks, change frequently and may not be recognized until launched against us or our third-party service providers. We or our third-party service providers may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. We have in the past and are likely again in the future to be subject to these types of attacks, although to date no attack has resulted in any material damages or remediation costs. The primary risks that could directly result from the occurrence of a cyber incident include operational interruption, misappropriation of company information or private data, deletion or modification of user information, damage to our relationships with customers, franchisees and employees, and damage to our reputation. If we or our third-party service providers are unable to avert security breaches and cyber-attacks, we could incur significantly higher costs, including remediation costs to repair damage caused by the breach (including business incentives to make amends with affected customers and franchisees), costs to deploy additional personnel and network protection technologies, train employees and engage third-party experts and consultants, as well as litigation costs resulting from the incident. These costs, which could be material, could adversely impact our results of operations in the period in which they are incurred and may not meaningfully limit the success of future attempts to breach our information technology systems.

Unauthorized access to, or improper use, disclosure, theft or destruction of, our customer or employee personal, financial or other data or our proprietary or confidential information that is stored in our information systems or by third parties on our behalf could result in substantial costs, expose us to litigation and damage our reputation.

We have been using, and plan to continue to use, digital technologies to improve the customer experience and drive sales growth. We, directly or indirectly, receive and maintain certain personal, financial and other information about our customers in various information systems that we maintain and in those maintained by third-party service providers when, for example, receiving orders through mobile or online platforms, accepting digital payments, operating loyalty programs and conducting digital marketing programs. Our information technology systems, such as those we use for administrative functions, including human resources, payroll, accounting and internal and external communications, can contain personal, financial or other information of our over 400,000 employees. We also maintain important proprietary and other confidential information related to our operations and identifiable information about our franchisees. As a result, we face risks inherent in handling and protecting large volumes of information.

If our security and information systems or the security and information systems of third-party service providers are compromised for any reason, including as a result of data corruption or loss, security breach, cyber-attack or other external or internal methods, or if our employees, franchisees or service providers fail to comply with laws, regulations and practice standards, and this information is obtained by unauthorized persons, used or disclosed inappropriately or destroyed, it could subject us to litigation and government enforcement actions, cause us to incur substantial costs, liabilities and penalties and/or result in a loss of customer confidence, any and all of which could adversely affect our business, reputation, ability to attract new customers, results of operations and financial condition.

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In addition, the use and handling of this information is regulated by evolving and increasingly demanding laws and regulations. The Chinese government has focused increasingly on regulation in the areas of information security and protection, including by implementing the PRC Cybersecurity Law effective June 1, 2017, which imposes tightened requirements on data privacy and cybersecurity practices. There are uncertainties with respect to the application of the cybersecurity law in certain circumstances. In addition, the PRC Data Security Law, which took effect on September 1, 2021, imposes data security and privacy obligations on entities and individuals carrying out data activities (including activities outside of the PRC), requires a national security review of data activities that may affect national security, and imposes restrictions on data transmissions. Furthermore, the PRC Personal Information Protection Law, which took effect on November 1, 2021, sets out the regulatory framework for handling and protection of personal information and transmission of personal information, and many specific requirements of the law remain to be clarified by the CAC and other regulatory authorities. The Revised Cybersecurity Review Measures, which took effect on February 15, 2022, require critical information infrastructure operators procuring network products and services and online platform operators carrying out data processing activities, which affect or may affect national security, to conduct a cybersecurity review pursuant to the provisions therein. The Measures for Security Assessment for Outbound Data Transfer, which took effect on September 1, 2022, mandate mandatory government security review by the CAC in advance of certain cross-border data transfer activities. We have established a professional team to formulate and implement internal data security policies to comply with the regulations and policies issued by the CAC, monitor our compliance practices and assess any non-compliance issues. We believe that we are compliant in all material respects with the applicable regulations and policies that have been issued by the CAC to date. As of the date of this Form 10-K, (i) we have not received any formal notice from any PRC cybersecurity regulator identifying us as a "critical information infrastructure operator" or requiring us to go through the cybersecurity review procedures pursuant to the Revised Cybersecurity Review Measures; and (ii) we are not aware of any investigations against us initiated by the CAC based on the Revised Cybersecurity Review Measures. The exact scope of "critical information infrastructure operators" under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether, in the future, we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. We have been taking and will continue to take reasonable measures to comply with applicable cybersecurity, data privacy and security laws. We cannot guarantee the effectiveness of the measures undertaken by us, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities, which may result in penalties against us.

Compliance with these laws, as well as additional regulations and standards regarding data privacy, data collection and information security that PRC regulatory bodies may enact in the future, may result in additional expenses to us as we may be required to upgrade our current information technology systems. Furthermore, as a result of legislative and regulatory rules, we may be required to notify the owners of information of any breach, theft or loss of their information, which could harm our reputation, as well as subject us to litigation or actions by regulatory bodies and adversely affect our financial results.

We expect that cybersecurity, data privacy and security will continue to be a focus of regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with information security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business, shutdown of websites and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Our operations are highly dependent upon our information technology systems and any failures or interruptions of service or security breaches in our systems may interrupt our operations and harm our business.

Our operations are dependent upon the successful and uninterrupted functioning of our computer and information technology systems. We rely heavily on information technology systems across our operations, including those we use for finance and accounting functions, supply chain management, point-of-sale processing, online and mobile platforms, mobile payment processing, loyalty programs and various other processes and functions, and many of these systems are interdependent on one another for their functionality. Additionally, the success of several of our initiatives to drive growth, including our priority to expand digital engagement with our customers, is highly dependent on the reliability, availability, integrity, scalability and capacity of our information technology systems. We also rely on third-party providers and platforms for some of these information technology systems and support.

Our operational safeguards may not be effective in preventing the failure of these systems to operate effectively and be continuously available to run our business. Such failures may be caused by various factors, including fire, natural disaster, power loss, telecommunications failure, problems with transitioning to upgraded or replacement systems, physical break-ins, programming errors, flaws in third-party software or services, disruptions or service failures of technology infrastructure facilities, such as storage servers, provided by third parties, errors or malfeasance by our employees or third-party service providers or breaches in the security of these systems or platforms, including unauthorized entry and computer viruses. We cannot assure you that we will resolve these system failures and restore our systems and operations in an effective and timely manner. Such system failures and any delayed restore process could result in:

- additional computer and information security and systems development costs;

- diversion of technical and other resources;

- loss of customers and sales;

- loss or theft of customer, employee or other data;

- negative publicity;

- harm to our business and reputation;

- negative impact on the availability and the efficiency of our restaurant operations; and

- exposure to litigation claims, government investigations and enforcement actions, fraud losses or other liabilities.

We will continue to upgrade and improve our information technology systems to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies and the foregoing risks could intensify while we execute those upgrades and improvements. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If we are unsuccessful in upgrading and improving our systems, our ability to increase comparable store sales, improve operations, implement cost controls and grow our business may be constrained.

Our business depends on the performance of, and our long-term relationships with, third-party mobile payment processors, internet infrastructure operators, internet service providers and delivery aggregators.

Digital payments, including mobile payments, accounted for approximately 99% of Yum China Company sales in 2022. The ability to accept mobile payments is critical to our business. We accept payments through third-party mobile payment processors, such as WeChat Pay, Alipay and Union Pay. We also developed and launched YUMC Pay in the first quarter of 2019, in partnership with Union Pay, which offers a convenient payment option for users within a single App. If we fail to extend or renew the agreements with these mobile payment processors on acceptable terms, if these mobile payment processors are

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unwilling or unable to provide us with payment processing service or impose onerous requirements on us in order to access their services, or if they increase the fees they charge us for these services, our business and results of operations could be harmed.

Our business depends on the performance and reliability of the internet infrastructure in China. Almost all access to the internet in China is maintained through state-owned telecommunications operators under administrative control, and we obtain access to end-user networks operated by such telecommunications operators and internet service providers to give customers access to our websites. The satisfactory performance, availability and reliability of our websites, online platforms and Apps depends on telecommunications operators and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, or if these providers experience problems with the functionality and effectiveness of their systems or platforms, our ability to provide our services to our customers could be adversely affected. The failure of telecommunications operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites and Apps. Frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

Furthermore, to the extent we rely on the systems of third parties in areas such as mobile payment processing, online and mobile delivery ordering, telecommunications and wireless networks, any defects, failures and interruptions in their systems could result in similar adverse effects on our business. Sustained or repeated system defects, failures or interruptions could materially impact our operations and results of operations.

Additionally, we have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our profit margins could be adversely affected. In addition, if internet access

fees or other charges to internet users increase, our user traffic may decrease, which in turn may significantly decrease our revenues.

Our delivery business depends on the performance of, and our long-term relationships with, third-party delivery aggregators. We allow our products to be listed on and ordered through their mobile or online platforms. If we fail to extend or renew the agreements with these aggregators on acceptable terms, or at all, our business and results of operations may be materially and adversely affected. In addition, any increase in the commission rate charged by the aggregators could negatively impact our operating results.

Our restaurants offer delivery services. Any failure to provide timely and reliable delivery services by us may materially and adversely affect our business and reputation.

As of year-end 2022, approximately 90% of KFC restaurants and over 95% of Pizza Hut restaurants offer delivery services. Delivery contributed to approximately 39% of KFC and Pizza Hut Company sales for 2022. Customers may order delivery service through KFC and Pizza Hut's websites and Apps. KFC and Pizza Hut have also partnered with third-party delivery aggregators, allowing our products to be listed on and ordered through their mobile or online platforms.

Interruptions or failures in our delivery services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of third-party aggregators and outsourced riders, such as inclement weather, natural disasters, transportation disruptions or labor unrest. The occurrence of food safety or product quality issues may also result in interruptions or failures in our delivery service. If our products are not delivered on time and in proper condition, customers may refuse to accept our products and have less confidence in our services, in which case our business and reputation may be adversely affected.

Form 10-K

Our growth strategy with respect to Lavazza may not be successful.

We are committed to making coffee a meaningful part of our business. As part of our strategy to tap into the growing China coffee market, we developed COFFii & JOY as our standalone specialty coffee concept starting in 2018. As of year-end 2021, we had 36 COFFii & JOY coffee stores in eight cities in China. The Company decided to wind down the operations of COFFii & JOY and closed all stores in 2022.

In April 2020, we established a joint venture with Lavazza Group to explore and develop the Lavazza coffee concept in China. In September 2021, the Company and Lavazza Group entered into agreements to accelerate the expansion of Lavazza coffee shops to offer a premium and authentic Italian coffee experience in China. As of December 31, 2022, there were 85 Lavazza stores in China. We are targeting to open 1,000 Lavazza stores in the next few years, which may require significant capital and management attention.

The success of Lavazza depends in large part on our ability to secure optimal locations, introduce new and unique store formats, and operate these stores profitably. The effectiveness of our supply chain management to assure reliable coffee supply at competitive prices is one of the key factors to the success of Lavazza.

There is no assurance that our growth strategy with respect to Lavazza will be successful or generate expected returns in the near term or at all. If we fail to execute this growth strategy successfully, our business, results of operations and financial condition may be materially and adversely affected.

The anticipated benefits of our acquisitions may not be realized in a timely manner or at all.

In May 2017, we acquired a controlling interest in Daojia with the expectation that the acquisition will further enhance our digital and delivery capabilities, and accelerate growth by building know-how and expertise in the expanding delivery market. In 2018 and 2019, due to declining sales as a result of intensified competition among delivery aggregators, we recorded impairment charges of $23 million and wrote down the Daojia reporting unit goodwill and intangible assets to zero. In April 2020, we completed the acquisition of a 93.3% interest in Huang Ji Huang, a leading Chinese-style casual dining franchise business, for cash consideration of $185 million. With this acquisition, we aim to gain a stronger foothold and enhanced know-how in the Chinese dining space and create synergies. Achieving those anticipated benefits is subject to a number of uncertainties. The operation of the acquired businesses could also involve further unanticipated costs and divert management's attention away from day-to-day business concerns. We cannot assure you that we will be able to achieve the anticipated benefits of any business acquisitions. Additional information about the Company's goodwill and intangible assets acquired from our acquisitions is included in Note 9 to the Consolidated Financial Statements in Part II, Item 8. We evaluate indefinite-lived intangible assets and goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicates impairment might exist.

Our new retail and e-commerce businesses may expose us to new challenges and risks and may adversely affect our business, results of operations and financial condition.

We operate a mobile e-commerce platform, V-Gold Mall, to sell products, including electronics, home and kitchen accessories and other general merchandise directly to customers. As part of our strategy to drive growth from off-premise occasions, we also launched packaged foods such as fried rice, steak and pasta, to capture at-home consumption demand. We expect to continue to develop our new retail and e-commerce businesses.

Our new retail and e-commerce businesses expose us to new challenges and risks associated with, for example, anticipating customer demand and preferences, managing inventory and handling more complex supply, product return and delivery service issues. We are relatively new to these businesses and our lack of experience may make it more difficult for us to keep pace with evolving customer demands and preferences. We may misjudge customer demand, resulting in inventory buildup and possible inventory write-downs and write-offs. We may also experience higher return rates on these products, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brands and reputation as well as our financial performance. In addition, we will have to invest in, maintain and upgrade the necessary network infrastructure, system infrastructure and security to manage and process customer orders, and failures to process orders timely and accurately may also result in complaints and expose us to liability. Furthermore, we rely on third-party delivery companies to deliver the e-commerce products and a portion of the new retail products. Risks related to delivery services are described in further detail above under "—Our restaurants offer delivery services. Any failure to provide timely and reliable delivery services by us may materially and adversely affect our business and reputation." If we do not successfully address new challenges specific to the new retail and e-commerce businesses and compete effectively, our business, results of operations and financial condition may be materially and adversely affected.

Our inability or failure to recognize, respond to and effectively manage the impact of social media could materially adversely impact our business and results of operations.

As a customer-facing industry, the Company is heavily reliant on its brand, the perception of which may be significantly impacted by social media. In recent years, there has been a marked increase in the use of social media platforms, including weblogs (blogs), mini-blogs, WeChat and other chat platforms, social media websites, and other forms of internet-based communications, which allow individual access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants' post, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to our interests and/or may be inaccurate. The online dissemination of

negative comments about our brands and business, including inaccurate or irresponsible information, could harm our business, reputation, prospects, results of operations and financial condition. The damage may be immediate and intense, without affording us an opportunity for redress or correction, and we may not be able to recover from any negative publicity in a timely manner or at all. If we fail to recognize, respond to and effectively manage the accelerated impact of social media, our reputation, business and results of operation could be materially and adversely affected.

Other risks associated with the use of social media include improper disclosure of proprietary information, exposure of personally identifiable information, fraud, hoaxes or malicious exposure of false information. The inappropriate use of social media by our customers or employees could increase our costs, lead to litigation or result in negative publicity that could damage our reputation and adversely affect our results of operations.

Failure to comply with anti-bribery or anti-corruption laws could adversely affect our business and results of operations.

The U.S. Foreign Corrupt Practices Act and similar Chinese laws and other similar applicable laws prohibiting bribery of government officials and other corrupt practices are the subject of increasing emphasis and enforcement around the world. Although we continue to implement policies and procedures designed to duly comply with these laws, there can be no assurance that our employees, contractors, agents or other third parties will not take actions in violation of our policies or applicable law, particularly as we expand our operations through organic growth and acquisitions. Any such violations or suspected violations could subject us to civil or criminal penalties, including substantial fines and significant investigation costs, and could also materially damage our brands, as well as our reputation and prospects, business and results of operations. Publicity relating to any non-compliance or alleged noncompliance could also harm our reputation and adversely affect our business and results of operations.

As a U.S. company with operations concentrated in China, we are subject to both U.S. federal income tax and Chinese enterprise income tax, which could result in relatively higher taxes compared to companies operating primarily in the U.S.

Yum China is a Delaware corporation that indirectly owns the subsidiaries that conduct our business in China and is subject to both U.S. federal income tax and Chinese enterprise income tax. While U.S. tax law generally exempts all of the foreign-source dividends paid to the U.S. parent company, with operations primarily in China, we continue to be subject to the Chinese enterprise income tax at a rate of 25% generally and an additional 10% withholding tax on any earnings repatriated outside of China levied by the Chinese tax authorities, subject to any reduction or exemption set forth in relevant tax treaties or tax arrangements. This may put Yum China at a relative disadvantage compared to companies operating primarily in the U.S., which are currently subject to a U.S. corporate income tax rate of 21%.

In addition, U.S. tax law provides anti-deferral, anti-base erosion and other provisions that may subject the U.S. parent company to additional U.S. taxes under certain circumstances. We are assessed with tax on GILTI earned by certain foreign subsidiaries, and it causes our effective tax rate to increase and affect the amount of any distributions available to our stockholders.

Tax matters, including changes in tax rates, disagreements with tax authorities and imposition of new taxes could impact our results of operations and financial condition.

We are subject to income taxes as well as non-income based taxes, such as VAT, customs duty, property tax, stamp duty, environmental protection tax, withholding taxes and obligations and local surcharges, in China and income tax and other taxes in the U.S. and other jurisdictions. We are also subject to reviews, examinations and audits by Chinese tax authorities, the IRS and other tax authorities with respect to income and non-income based taxes, including transfer pricing. Our operations in respective jurisdictions generally remain subject to examination for tax years as far back as 2006, some of which years are currently under audit by local tax authorities. If Chinese tax authorities, the IRS or other tax authorities disagree with our tax positions, we could face additional tax liabilities, including interest and penalties. Payment of such additional amounts upon final settlement or adjudication of any disputes could have a material adverse impact on our results of operations and financial condition.

In addition, we are directly and indirectly affected by new tax legislation and regulation and the interpretation of tax laws and regulations worldwide. For example, in 2017, the U.S. Tax Act implemented broad reforms to the U.S. corporate income tax system and significantly altered how U.S. multinational corporations are taxed on foreign earnings. In addition, on August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law in the U.S. The IRA contains certain tax measures, including a corporate alternative minimum tax on certain large corporations and an excise tax on net share repurchases. The details of the computation of these taxes will be subject to regulations to be issued by the U.S. Department of the Treasury. Any increases in tax rates or changes in tax laws or the interpretations thereof could have a material adverse impact on our results of operations and financial condition.

Moreover, the tax regime in China is rapidly evolving and there can be significant uncertainty for taxpayers in China as Chinese tax laws may change significantly or be subject to uncertain interpretations. Effective May 1, 2016, VAT reform has been rolled out to cover all business sectors nationwide to completely replace the BT that has historically been applied to certain industries. The interpretation and application of the new VAT regime are not settled at some local governmental levels. In addition, China is in the process of enacting the prevailing VAT regulations into VAT law. However, the timetable for enacting the VAT law is not clear. Changes in legislation, regulation or interpretation of existing laws and regulations in the U.S., China, and other jurisdictions where we are subject to taxation could increase our taxes and have an adverse effect on our results of operations and financial condition.

Form 10-K

Our results of operations may be adversely impacted by changes in consumer discretionary spending and general economic conditions.

Purchases at our restaurants are discretionary for consumers and, therefore, our results of operations are susceptible to economic slowdowns and recessions. Our results of operations are dependent upon discretionary spending by consumers, which may be affected by general economic conditions in China. Some of the factors that impact discretionary consumer spending include unemployment rates, fluctuations in the level of disposable income, the price of gasoline, stock market performance and changes in the level of consumer confidence. These and other macroeconomic factors could have an adverse effect on our sales, profitability or development plans, which could harm our results of operations and financial condition.

The restaurant industry in which we operate is highly competitive.

The restaurant industry in which we operate is highly competitive with respect to price and quality of food products, new product development, advertising levels and promotional initiatives, customer service, reputation, restaurant location, and attractiveness and maintenance of properties. We cannot assure you that we will continue to develop new products and maintain an attractive menu to suit changing customer tastes, nutritional trends, dine-in or at-home consumption patterns and general customer demands in China. Our failure to anticipate, identify, interpret and react to these changes could lead to reduced guest traffic and demand for our restaurants. Even if we do correctly anticipate, identify, interpret and react to these changes, there can be no assurance that our restaurants are able to compete successfully with other restaurant outlets in new and existing markets. As a result, our business could be adversely affected. We also face growing competition as a result of convergence in grocery, convenience, deli and restaurant services, including the offering by the grocery industry of convenient meals, including pizzas and entrees with side dishes. Competition from food delivery aggregators, other food delivery services and shared kitchens in China has also increased in recent years, all of which offer a wide variety of cuisine types across different brands, particularly in urbanized areas. Increased competition could have an adverse effect on our sales, profitability or development plans, which could harm our results of operations and financial condition.

In addition, increased awareness about nutrition and healthy lifestyles may cause consumers to demand more healthy foods. If we are unable to respond to such changes in consumer taste and preferences in a timely manner or at all, or if our competitors are able to address these concerns more effectively, our business, financial condition and results of operations may be materially and adversely affected.

Any inability to successfully compete with the other restaurants, food delivery aggregators, other food delivery services and shared kitchens in our markets may prevent us from increasing or sustaining our revenues and profitability and could have a material adverse effect on our business, results of operations, financial condition and/or cash flows. We may also need to modify or refine elements of our restaurant system in order to compete with popular new restaurant styles or concepts, including delivery aggregators, that develop from time to time. There can be no assurance that we will be successful in implementing any such modifications or that such modifications will not reduce our profitability.

We require various approvals, licenses and permits to operate our business and the loss of or failure to obtain or renew any or all of these approvals, licenses and permits could adversely affect our business and results of operations.

In accordance with the laws and regulations of China, we are required to maintain various approvals, licenses, permits, registrations and filings in order to operate our restaurant business. Each of our restaurants in China is required to obtain (1) the relevant food business license; (2) the environmental protection assessment and inspection registration or approval; and (3) the fire safety inspection acceptance approval or other alternatives. Some of our restaurants which sell alcoholic beverages are required to make further registrations or obtain additional approvals. These licenses and registrations are achieved upon satisfactory compliance with, among other things, the applicable food safety, hygiene, environmental protection, fire safety and alcohol laws and regulations. Most of these licenses are subject to periodic examinations or verifications by relevant authorities and are valid only for a fixed period of time and subject to renewal and accreditation.

We did not obtain these licenses or approvals for a limited number of our restaurants in a timely manner in the past and there is no assurance that we or our franchisees will be able to obtain or maintain any of these licenses in the future. Rapidly evolving laws and regulations, and inconsistent interpretations and enforcements thereof could impede our ability to obtain or maintain the required permits, licenses and certificates required to conduct our businesses in China. Difficulties or failure in obtaining the required permits, licenses and certificates could result in our inability to continue our business in China in a manner consistent with past practice. In such an event, our business and results of operations may be adversely affected. If (i) we have inadvertently concluded that such permissions, approvals, licenses or permits have been acquired or are not required, or (ii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions, approvals, licenses or permits in the future, then we may have to expend time and costs to procure them. If we are unable to do so on commercially reasonable terms or in a timely manner, it could cause significant disruption to our business operations and damage our reputation, which would in turn have a material adverse effect on our business, results of operations and financial condition.

We may not be able to adequately protect the intellectual property we own or have the right to use, which could harm the value of our brands and adversely affect our business and operations.

We believe that our brands are essential to our success and our competitive position. The fact that our trademarks are duly registered may not be adequate to protect these intellectual property rights. In addition, third parties may infringe upon the intellectual property rights we own or have the right to use or misappropriate the proprietary knowledge we use in our business, primarily our proprietary recipes, which could have a material adverse effect on our business, results of operations or financial condition.

The laws of China may not offer the same protection for intellectual property rights as the U.S. and other jurisdictions with more robust intellectual property laws.

We are required under the master license agreement with YUM to police, protect and enforce the trademarks and other intellectual property rights used by us, and to protect trade secrets. Such actions to police, protect or enforce could result in substantial costs and diversion of resources, which could negatively affect our sales, profitability and prospects. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. Even if actions to police, protect or enforce are resolved in our favor, we may not be able to successfully enforce the judgment and remedies awarded by the court and such remedies may not be adequate to compensate us for our actual or anticipated losses.

In addition, we may face claims of infringement that could interfere with the use of the proprietary know-how, concepts, recipes or trade secrets we use in our business. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.

Our licensor may not be able to adequately protect its intellectual property, which could harm the value of the KFC, Pizza Hut and Taco Bell brands and branded products and adversely affect our business, results of operations and financial condition.

The success of our business depends in large part on our continued ability to use the trademarks, service marks, recipes and other components of the KFC, Pizza Hut and Taco Bell branded systems that we license from YUM pursuant to the master license agreement we entered into in connection with the separation.

We are not aware of any assertions that the trademarks, menu offerings or other intellectual property rights we license from YUM infringe upon the proprietary rights of third parties, but third parties may claim infringement by us or YUM in the future. Any such claim, whether or not it has merit, could be time consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into additional royalty or licensing agreements with third parties. As a result, any such claims could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may fluctuate due to seasonality and certain major events in China.

Our sales are subject to seasonality. For example, we typically generate higher sales during Chinese festivities, holiday seasons as well as summer months, but relatively lower sales and lower operating profit during the second and fourth quarters. As a result of these fluctuations, softer sales during a period in which we have historically experienced higher sales (such as the disruption in operations from the COVID-19 outbreak) would have a disproportionately negative effect on our full-year results, and comparisons of sales and results of operations within a financial year may not be able to be relied on as indicators of our future performance. Any seasonal fluctuations reported in the future may differ from the expectations of our investors.

We may be unable to detect, deter and prevent all instances of fraud or other misconduct committed by our employees, customers or other third parties.

As we operate in the restaurant industry, we usually receive and handle relatively large amounts of cash in our daily operations. Instances of fraud, theft or other misconduct with respect to cash can be difficult to detect, deter and prevent, and could subject us to financial losses and harm our reputation.

We may be unable to prevent, detect or deter all such instances of misconduct. Any such misconduct committed against our interests, which may include past acts that have gone undetected or future acts, may have a material adverse effect on our business and results of operations.

Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent.

Our future success is significantly dependent upon the continued service of our key management as well as experienced and capable personnel generally. If we lose the services of any member of key management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. If any of our key management joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members. Our rapid growth also requires us to hire, train, and retain a wide range of talent who can adapt to a dynamic, competitive and challenging business environment and are capable of helping us conduct effective marketing and management. We will need to continue to attract, train and retain talent at all levels as we expand our business and operations. We may need to offer attractive compensation and other benefits packages, including share-based compensation, to attract and retain them. We also need to provide our employees with sufficient training to help them to realize their career development and grow with us. Any failure to attract, train, retain or motivate key management and experienced and capable personnel could severely disrupt our business and growth.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which may be unsuccessful and adversely affect our operation and financial results.

To complement our business and strengthen our market-leading position, we may form strategic alliances or make strategic investments and acquisitions from time to time. Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to, the fact that the integration of the target company may require significant time, attention and resources, potentially diverting management's attention from the conduct of our business, and the expected synergies from the acquisition may not be realized. We may experience difficulties in integrating our operations with new investments or acquired businesses, implementing our strategies or achieving expected levels of net revenues, profitability, productivity or other benefits. Therefore, we cannot assure you that our investments or acquisitions will benefit our business strategy, generate sufficient net revenues to offset the associated investment or acquisition costs, or otherwise result in the intended benefits.

Our investment in technology and innovation may not generate the expected level of returns.

We have invested and intend to continue to invest significantly in technology systems and innovation to enhance digitalization and the guest experience and improve the efficiency of our operations. We cannot assure you that our investments in technology and innovation will generate sufficient returns or have the expected effects on our business operations, if at all. If our technology and innovation investments do not meet expectations for the above or other reasons, our prospects and share price may be materially and adversely affected.

Fair value changes for our investment in equity securities and lower yields of our short-term investments may adversely affect our financial condition and results of operations.

We may invest in equity securities and short-term investments, such as time deposits, from time to time. In September 2018, we invested in the equity securities of Meituan Dianping, the fair value of which is determined based on the closing market price for the shares at the end of each reporting period, with subsequent fair value changes recorded in our consolidated statements of income. We recorded a pre-tax loss $27 million and $38 million for 2022 and 2021, and related pre-tax gains of $104 million for 2020, respectively. Our short-term investments as of December 31, 2022 and 2021 amounted to $2,022 million and $2,860 million, respectively. We cannot guarantee that our investment in equity securities will not experience fair value losses, which may adversely affect our period-to-period earnings, financial condition and results of operations. In addition, our short-term investments may earn yields lower than anticipated, and any failure to realize the benefits we expected from these investments may adversely affect our financial results.

Our operating results may be adversely affected by our investment in unconsolidated affiliates.

We apply the equity method to account for the investments in unconsolidated affiliates over which we have significant influence but do not control. Our share of the earnings or losses and share of changes in other comprehensive income or losses of these unconsolidated affiliates are included in net income in our consolidated statements of income and other comprehensive income or losses, respectively. Even if there is no cash flow from unconsolidated affiliates until dividends are received, the performance of unconsolidated affiliates may affect our results of operations through our equity method accounting. In addition, we evaluate our investments in unconsolidated affiliates for impairment whenever events or circumstances indicate that a decrease in the fair value of an investment has occurred which is other than temporary. In addition, when we acquire additional equity interest in the unconsolidated affiliates to obtain control, it may result in gain or loss from re-measurement of our previously held equity interest and thus have a significant impact on our operating results. As a result of the acquisition of Hangzhou KFC, a former unconsolidated affiliate, in the fourth quarter of 2021, we recognized a gain of $618 million from the re-measurement of our previously held 47% equity interest at fair value.

Risks Related to Doing Business in China

Changes in Chinese political policies and economic and social policies or conditions may materially and adversely affect our business, results of operations and financial condition and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our long-lived assets and business operations are located in China. Accordingly, our business, results of operations, financial condition and prospects may be influenced to a significant degree by political, economic and social conditions in China generally, by continued economic growth in China as a whole, and by geopolitical stability in the region. For example, our results of operations in the third quarter of 2016 were adversely impacted by an international court ruling in July 2016 regarding claims to sovereignty over the South China Sea, which triggered a series of regional protests and boycotts in China, intensified by social media, against a few international companies with well-known western brands.

The Chinese economy, markets and levels of consumer spending are influenced by many factors beyond our control, including current and future economic conditions, political uncertainty, unemployment rates, inflation, fluctuations in the level of disposable income, taxation, foreign exchange control, and changes in interest and currency exchange rates. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, foreign exchange control and fiscal measures and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the restructuring of state assets and state-owned enterprises, and the establishment of improved corporate governance in business enterprises, a significant portion of productive assets in China is still owned or controlled by the Chinese government. The Chinese government also exercises significant control or influence over Chinese economic growth through allocating resources, controlling payment of

foreign currency-denominated obligations, setting monetary and fiscal policies, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth in recent decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy but may also have a negative effect on us. Our results of operations and financial condition could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China. Since 2012, Chinese economic growth has slowed and any prolonged slowdown in the Chinese economy may reduce the demand for our products and adversely affect our business, results of operations and financial condition. Restaurant dining, and specifically casual dining, is discretionary for customers and tends to be higher during periods in which favorable economic conditions prevail. Customers' tendency to become more cost-conscious as a result of an economic slowdown or decreases in disposable income may reduce our customer traffic or average revenue per customer, which may adversely affect our revenues.

Uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations could have a material adverse effect on us.

Substantially all of our operations are conducted in China, and are governed by Chinese laws, rules and regulations. Our subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal cases may be cited for reference but have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. However, since these laws and regulations are relatively new and the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to interpret and/or enforce our legal rights. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings, and the level of legal protection we enjoy, than in more developed legal systems. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Furthermore, the Chinese legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect.

As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

The audit report included in this Form 10-K is prepared by auditors who are located in China, and in the event the PCAOB is unable to inspect our auditors, our common stock will be subject to potential delisting from the New York Stock Exchange.

As an auditor of companies that are publicly traded in the United States and a firm registered with the PCAOB, our independent registered public accounting firm is required under the laws of the United States to undergo regular inspections by the PCAOB. However, because substantially all of our operations are conducted within China, our independent registered public accounting firm's audit documentation related to their audit report included in this Form 10-K is located in China. Prior to 2022, the PCAOB was unable to conduct full inspections in China or review audit documentation located within China without the approval of Chinese authorities, which was not granted. Accordingly, prior to 2022, the PCAOB had not inspected our independent registered public accounting firm or reviewed documentation related to the audit of our financial statements.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The previous lack of PCAOB inspections of audit work undertaken in China prevented the PCAOB from evaluating our auditor's audits and its quality control procedures. Without the benefit of PCAOB inspections, stockholders may lose confidence in our reported financial information and procedures and the quality of our financial statements.

On December 18, 2020, the HFCAA was signed into law. The HFCAA requires the SEC to prohibit the securities of any "covered issuer," including the Company, from being traded on any of the U.S. securities exchanges, including the New York Stock Exchange, or traded "over-the-counter," if the auditor of the covered issuer's financial statements is not subject to PCAOB inspection for three consecutive years, beginning in 2021. On December 2, 2021, the SEC adopted final rules implementing the HFCAA, pursuant to which the SEC will identify companies subject to the HFCAA, known as "Commission-Identified Issuers," as early as possible after the filing of their next annual report, and implement the trading prohibition as soon as practicable after they have been conclusively identified as Commission-Identified Issuers for three consecutive years. The Consolidated Appropriations Act, 2023 reduced the number of consecutive non-inspection years required to trigger the trading prohibition under the HFCAA from three years to two.

On December 16, 2021, the PCAOB issued a report on its determination that it was unable to inspect or investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by Chinese authorities in those jurisdictions. Our independent registered public accounting firm, KPMG Huazhen LLP, was subject to the determinations announced by the PCAOB on December 16, 2021.

On August 26, 2022, the PCAOB announced that it signed a Statement of Protocol with the CSRC and the Ministry of Finance, which it described as the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong.

On December 15, 2022, the PCAOB vacated its 2021 determination that the positions taken by authorities in mainland China and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions. In view of the PCAOB's decision to vacate its 2021 determination and until such time as the PCAOB issues any new adverse determination, the SEC has stated that there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our control.

Based upon these recent pronouncements from the PCAOB and the SEC, the Company expects that, upon the filing of this Form 10-K, it will be removed from the list of Commission-Identified Issuers. If the PCAOB in the future makes another determination it is not able to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, the Company will again become a Commission-Identified Issuer and subject to potential delisting pursuant to the HFCAA. Such delisting would limit the liquidity of our common stock and our access to U.S. capital markets, and could increase the volatility of the trading price of our stock, and as a result the market price of our common stock could be materially adversely affected.

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the "Confidentiality Provisions"), which will come into effect on March 31, 2023. The Confidentiality Provisions outline obligations of issuers listed in overseas markets with operations in China when they provide information involving state secrets or sensitive information to their securities service providers (e.g., auditors) and overseas regulators. In addition, under the Confidentiality Provisions, such issuers will also be required to obtain approval from the CSRC and other PRC authorities before accepting any investigation or inspection by overseas regulators. As the Confidentiality Provisions were recently promulgated and have not taken effect, there are uncertainties with respect to their interpretation and implementation.

Changes in political, business, economic and trade relations between the United States and China may have a material adverse impact on our business, results of operations and financial condition.

We cannot predict the possible changes in the economic, regulatory, social and political environment in the United States and China, nor can we predict their potential impact on political, economic and trade relations between the United States and China and on our business.

In 2019, the United States and China imposed new or higher tariffs on goods imported from each other. If the United States or China continues imposing such tariffs, or if additional tariffs or trade restrictions are implemented by the United States or by China, the resulting trade barriers could have a significant adverse impact on our business. The adoption and expansion of trade restrictions and tariffs, quotas and embargoes, sanctions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies, has the potential to adversely impact costs, our suppliers and the world economy in general, which in turn could have a material adverse effect on our business, results of operations and financial condition.

During 2020, political tensions between the United States and China escalated, with a number of actions taken by the U.S. government in response to perceived threats from Chinese-connected entities, such as the Clean Network program announced on August 5, 2020 to protect U.S. telecommunication and technology infrastructure, and the two executive orders issued by former President Trump on August 6, 2020 to ban any person or property subject to the jurisdiction of the United States from any transaction with ByteDance and from any transaction related to WeChat by any person or with respect to any property subject to the jurisdiction of the United States, to the extent that any such transaction is identified by the Secretary of Commerce as being subject to the prohibitions stated in the executive orders. In addition, on January 5, 2021, former President Trump signed an executive order banning transactions by any person, or with respect to any property, subject to the jurisdiction of the United States with persons that develop or control the following Chinese-connected software applications: Alipay, CamScanner, QQ Wallet, SHAREit, Tencent QQ, VMate, WeChat Pay, and WPS Office, some of which are critical to the operation of our business. These executive orders were revoked on June 9, 2021 by President Biden, who then signed an executive order directing the Department of Commerce to launch a national security review of apps with links to foreign adversaries (which is defined to include China) and issue recommendations for regulatory and legislative action to address the associated risks. Digital orders, including delivery, mobile orders and kiosk orders, accounted for approximately 89% of KFC and Pizza Hut's Company sales in 2022, and digital payments, including mobile payments, accounted for approximately 99% of Yum China Company sales in 2022. As a result, the implementation of this executive order could adversely affect our business in a material way.

We cannot foresee whether and how developments in similar policy actions or any other policy actions taken by the U.S. or Chinese government will impact our business and financial performance. In addition, changes in political, business, economic and trade relations between the United States and China may trigger negative customer sentiment towards western brands in China, potentially resulting in a negative impact on our business, results of operations and financial condition.

Fluctuation in the value of RMB may result in foreign currency exchange losses.

The conversion of the Renminbi ("RMB") into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China ("PBOC"). Historically, the exchange rate between RMB and the U.S. dollar has showed higher volatility in certain years while staying within a narrow range in other years. The value of RMB against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. It is difficult to predict how market forces or Chinese or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

Substantially all of our revenues and costs are denominated in RMB. As a Delaware holding company, we may rely on dividends and other fees paid to us by our subsidiaries in China. Any significant revaluation of RMB may materially affect our cash flows, net revenues, earnings and financial position, and the value of, and any dividends payable on, our common stock in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our common stock. If we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our common stock, strategic acquisitions or investments or other business purposes, the appreciation of the U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Few hedging options are available in China to reduce our exposure to exchange rate fluctuations. In addition, our currency exchange loss may be magnified by Chinese exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates and restrictions on exchange may have a material adverse effect on your investment.

The increasing focus on environmental sustainability issues may create operational challenges for us, increase our costs and harm our reputation.

There has been increasing public focus by governmental and non-governmental organizations and other stakeholders on environmental sustainability matters, including climate change and a circular economy. In 2021, we committed to a net-zero GHG reduction goal by 2050 in line with SBTi criteria to limit global temperature rise to 1.5°C above pre-industrial levels. In 2022, we set near-term science-based targets (SBTs), committing to reducing absolute Scope 1 and 2 GHG emissions 63% by 2035 from a 2020 base year and to reducing Scope 3 GHG emissions from purchased goods 66.3% per ton of goods purchased by 2035 from a 2020 base year. We face related risks including setting appropriate targets and taking actions to meet the commitments we made, and also increased pressure to make new sustainability commitments, which could expose us to additional operational challenges, execution costs and reputational risks. In line with the national standards and local requirements to reduce plastic waste in China, we have launched a series of plastic reduction and environmentally friendly packaging initiatives across our brands. We are committed to gradually replacing existing plastic packaging with paper straws, wooden cutleries, paper bags, and biodegradable plastic bags, and working toward a 30% reduction on non-degradable plastic packaging weight by 2025. We may face operational challenges in sourcing suitable alternative packaging materials. In addition, we may incur significant costs for using alternative packaging materials, which in turn may have an adverse impact on our profit margins.

Interventions in or the imposition of restrictions and limitations by the PRC government on currency conversion and payments of foreign currency and RMB out of mainland China may limit our ability to utilize our cash balances effectively, including making funds held by our China-based subsidiaries unavailable for use outside of mainland China, which could

limit or eliminate our ability to pay dividends and affect the value of your investment.

The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of both foreign currency and RMB out of mainland China. Under our current corporate structure as a Delaware holding company, our income is primarily derived from the earnings from our Chinese subsidiaries. Substantially all revenues of our Chinese subsidiaries are denominated in RMB. Shortages in the availability of foreign currency and control on payments out of mainland China may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency and/or RMB to pay dividends or to make other payments to us, or otherwise to satisfy their obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, license fee payments and expenditures from trade-related transactions, can be made in foreign currencies or RMB without prior approval from China's State Administration of Foreign Exchange ("SAFE") and the PBOC by complying with certain procedural requirements. However, for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law. Furthermore, approval from SAFE or its local branch may be required where RMB are to be converted into foreign currencies, and approval from SAFE and the PBOC or their branches may be required where foreign currency and/or RMB are to be remitted out of mainland China. Specifically, under the existing restrictions, without a prior approval from SAFE and the PBOC, cash generated from the operations of our subsidiaries in China may not be used to pay dividends to Yum China, pay the license fee to YUM, pay employees who are located outside mainland China, pay off debt owed by our subsidiaries to entities outside mainland China, or make capital expenditures outside mainland China.

The Chinese government may also at its discretion restrict access in the future to foreign currencies or further restrict payments of foreign currency and RMB out of mainland China. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands or restricts us from paying the license fee to YUM, we may not be able to pay dividends to our stockholders, fulfill our license fee payment obligation, pay out service fees to vendors and repay our indebtedness when due, and, to the extent we undertake such activities, to make investments or acquisitions outside China.

Furthermore, because repatriation of funds and payment of license fees require the prior approval of SAFE and PBOC, such repatriation and payment could be delayed, restricted or limited. There can be no assurance that the rules and regulations pursuant to which SAFE and PBOC grant or deny approvals will not change in a way that adversely affects the ability of our Chinese subsidiaries to repatriate funds out of mainland China or pay license fees. Any such limitation could materially and adversely affect our ability to pay dividends or otherwise fund and conduct our business.

Changes in the laws and regulations of China or noncompliance with applicable laws and regulations may have a significant impact on our business, results of operations and financial condition, and may cause the value of our securities to decline.

Our business and operations are subject to the laws and regulations of China, which continue to evolve and are subject to change from time to time. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations. Recently, the Chinese government has increased its regulatory focus on matters including anti-monopoly and unfair competition rules, cybersecurity and regulation of variable interest entities and has initiated various regulatory actions, statements and enforcement proceedings to regulate business operations in China with little advance notice.

For example, Chinese regulators, including the CAC, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rulemaking and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. For more information regarding risks relating to cybersecurity and related regulation, see "—The PRC government has significant oversight and discretion to exert control over offerings of our securities conducted outside of China and foreign investment in China-based issuers, and may limit or completely hinder our ability to offer securities to investors, which may cause the value of such securities to significantly decline" and "—Risks Related to Our Business and Industry—Unauthorized access to, or improper use, disclosure, theft or destruction of, our customer or employee personal, financial or other data or our proprietary or confidential information that is stored in our information systems or by third parties on our behalf could result in substantial costs, expose us to litigation and damage our reputation."

Chinese regulators have also focused recently on enforcement of anti-monopoly and unfair competition rules, which may affect our ability to carry out our investment and acquisition strategy, and on regulation of variable interest entities. For more information, see "—Risks Related to Doing Business in China—Regulations regarding acquisitions may impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions" and "—The Chinese government may determine that the variable interest entity structure of Daojia does not comply with Chinese laws on foreign investment in restricted industries."

Additionally, on January 9, 2021, China's Ministry of Commerce ("MOFCOM") issued the Rules on Blocking Improper Extraterritorial Application of Foreign Legislation and Other Measures (the "Blocking Rules"), which established a blocking regime in China to counter the impact of foreign sanctions on Chinese persons. The Blocking Rules have become effective upon issuance, but have only established a framework of implementation, and the rules' effects will remain unclear until the Chinese government provides clarity on the specific types of extraterritorial measures to which the rules will apply. At this time, we do not know the extent to which the Blocking Rules will impact our operations.

Form 10-K

The continuation of our operations also depends upon compliance with, among other things, applicable Chinese environmental, health, safety, labor, social security, pension and other laws and regulations. There is no assurance that we will be able to comply fully with existing or future applicable laws and regulations. In addition, the interpretations of many laws and regulations are not always uniform and enforcement of these laws and regulations involve uncertainties. Changing legal and regulatory requirements could force us to make material changes to our operations. Additionally, failure to comply with such laws and regulations could result in fines, penalties or lawsuits. In such an event, our business, results of operations and financial condition may be adversely affected, which could cause the value of our securities to decline.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries in China to fund offshore cash requirements.

We are a holding company and conduct all of our business through our operating subsidiaries. We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries for our cash requirements. As noted above, distributions to us from our subsidiaries may result in incremental tax costs.

The laws, rules and regulations applicable to our Chinese subsidiaries permit payments of dividends only out of their accumulated profits, if any, determined in accordance with applicable Chinese accounting standards and regulations. In addition, under Chinese law, an enterprise incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up previous years' accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. At the discretion of the board of directors, as an enterprise incorporated in China, each of our Chinese subsidiaries may allocate a portion of its after-tax profits based on Chinese accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our Chinese subsidiaries to pay dividends or make other distributions to us could limit our ability to make investments or acquisitions outside of China that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to companies that are not China resident enterprises unless otherwise reduced according to treaties or arrangements between the Chinese central government and the governments of other countries or regions where the non-China resident enterprises are incorporated. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends distributed to a Hong Kong resident enterprise, upon meeting certain conditions and requirements, including, among others, that the Hong Kong resident enterprise directly owns at least 25% equity interests of the Chinese enterprise and is a "beneficial owner" of the dividends. We believe that our principal Hong Kong subsidiary, which is the equity holder of our Chinese subsidiaries operating substantially all of our KFC and Pizza Hut restaurants, met the relevant requirements pursuant to the tax arrangement between the mainland China and Hong Kong in 2018 and is expected to meet the requirements in subsequent years, thus, it is more likely than not that our dividends or earnings expected to be repatriated to our principal Hong Kong subsidiary since 2018 are subject to the reduced withholding tax of 5%. However, if the Hong Kong subsidiary is not considered to be the "beneficial owner" of the dividends by the Chinese local tax authority, any dividend paid to it by our Chinese subsidiaries would be subject to a withholding tax rate of 10% with retrospective effect, which would increase our tax liability and reduce the amount of cash available to our company.

Restrictive covenants in bank credit facilities, joint venture agreements or other arrangements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make distributions or remittances to us. These restrictions could reduce the amount of dividends or other distributions we receive from our subsidiaries, which in turn could restrict our ability to return capital to our stockholders in the future.

Under the EIT Law, if we are classified as a China resident enterprise for Chinese enterprise income tax purposes, such classification would likely result in unfavorable tax consequences to us and our non-Chinese stockholders.

Under the EIT Law and its implementation rules, an enterprise established outside China with a "de facto management body" within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. Furthermore, under the EIT Law, if we are a China resident enterprise (i) dividends paid by us to our non-Chinese stockholders would be subject to a 10% dividend withholding tax or a 20% individual income tax if the stockholder is an individual and (ii) such non-Chinese stockholders may become subject to Chinese tax and filing obligations as well as withholding with respect to any disposition of our stock, subject to certain treaty or other exemptions or reductions.

Yum China and each subsidiary of Yum China that is organized outside of China intends to conduct its management functions in a manner that does not cause it to be a China resident enterprise, including by carrying on its day-to-day management activities and maintaining its key records, such as resolutions of its board of directors and resolutions of stockholders, outside of China. As such, we do not believe that Yum China or any of its non-Chinese subsidiaries should be considered a China resident enterprise for purposes of the EIT Law. However, given the uncertainty regarding the application of the EIT Law to us and our future operations, there can be no assurance that we or any of our non-Chinese subsidiaries will not be treated as a China resident enterprise now or in the future for Chinese tax law purposes.

We and our stockholders face uncertainty with respect to indirect transfers of equity interests in China resident enterprises through transfer of non-Chinese-holding companies. Enhanced scrutiny by the Chinese tax authorities may have a negative impact on potential acquisitions and dispositions we may pursue in the future.

In February 2015, the STA issued Bulletin 7, pursuant to which an "indirect transfer" of Chinese taxable assets, including equity interests in a Chinese resident enterprise, by a non-resident enterprise may be re-characterized and treated as a direct transfer of Chinese taxable assets, if such arrangement does not have reasonable commercial purpose and the transferor avoids payment of Chinese enterprise income tax. Where a non-resident enterprise conducts an "indirect transfer" of Chinese interests by disposing of equity interests in an offshore holding company that directly or indirectly owns Chinese interests, the transferor, transferee and/or the China resident enterprise may report such indirect transfer to the relevant Chinese tax authority, which may in turn report upward to the STA. Using general anti-tax avoidance provisions, the STA may treat such indirect transfer as a direct transfer of Chinese interests if the transfer avoids Chinese tax by way of an arrangement without reasonable commercial purpose. As a result, gains derived from such indirect transfer may be subject to Chinese enterprise income tax, and the transferee or other person who is obligated to pay for the transfer would be obligated to withhold the applicable taxes, currently at a rate of up to 10% of the capital gain in the case of an indirect transfer of equity interests in a China resident enterprise. Both the transferor and the party obligated to withhold the applicable taxes may be subject to penalties under Chinese tax laws if the transferor fails to pay the taxes and the party obligated to withhold the applicable taxes fails to withhold the taxes. However, the above regulations do not apply if either (i) the selling non-resident enterprise recognizes the relevant gain by purchasing and selling equity of the same listed enterprise in the open market (the "listed enterprise exception"); or (ii) the selling non-resident enterprise would have been exempted from enterprise income tax in China pursuant to applicable tax treaties or tax arrangements, if it had directly held and transferred such Chinese interests that were indirectly transferred. The

Form 10-K

China indirect transfer rules do not apply to gains recognized by individual stockholders. However, in practice, there have been a few reported cases of individuals being taxed on the indirect transfer of Chinese interests and the law could be changed so as to apply to individual stockholders, possibly with retroactive effect. In addition, the PRC Individual Income Tax Law and relevant regulations ("IITL"), revised effective January 1, 2019, impose general anti-avoidance tax rules ("GAAR") on transactions conducted by individuals. As a result, if the China tax authority invokes the GAAR and deems that indirect transfers made by individual stockholders lack reasonable commercial purposes, any gains recognized on such transfers might be subject to individual income tax in China at the standard rate of 20%.

It is unclear whether stockholders that acquired our stock through the distribution or the Global Offering will be treated as acquiring such stock in an open market purchase. If such stock is not treated as acquired in an open market purchase, the listed transaction exception will not be available for transfers of such stock. We expect that transfers in open market transactions of our stock by corporate or other non-individual stockholders that have purchased our stock in open market transactions will not be taxable under the China indirect transfer rules due to the listed enterprise exception. Transfers, whether in the open market or otherwise, of our stock by corporate and other non-individual stockholders that acquired our stock in the distribution or the Global Offering or in non-open market transactions may be taxable under the China indirect transfer rules and our China subsidiaries may have filing obligations in respect of such transfers, upon the request of relevant Chinese tax authorities. Transfers of our stock in non-open market transactions by corporate and other non-individual stockholders may be taxable under the China indirect transfer rules, whether or not such stock was acquired in open market transactions, and our China subsidiaries may have filing obligations in respect of such transfers upon the request of relevant Chinese tax authorities. Corporate and other non-individual stockholders may be exempt from taxation under the China indirect transfer rules with respect to transfers of our stock if they are tax resident in a country or region that has a tax treaty or arrangement with China that provides for a capital gains tax exemption and they qualify for that exemption.

In addition, we may be subject to these indirect transfer rules in the event of any future sale of a China resident enterprise through the sale of a non-Chinese holding company, or the purchase of a China resident enterprise through the purchase of a non-Chinese holding company. Our company and other non-resident enterprises in our group may be subject to filing obligations or taxation if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions.

There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us and our management.

We conduct substantially all of our operations in China and substantially all of our long-lived assets are located in China. Our executive officers, including our Chief Executive Officer and Chief Financial Officer, and a majority of our directors reside within mainland China and/or Hong Kong or spend significant amounts of time in mainland China and/or Hong Kong. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon these persons, including with respect to matters arising under applicable U.S. federal and state securities laws. In addition, there are significant legal and other obstacles in China to providing information needed for regulatory investigations or litigation initiated by regulators outside China. Overseas regulators may have difficulties in conducting investigations or collecting evidence within China. It may also be difficult for investors to bring an original lawsuit against us or our directors or executive officers based on U.S. federal securities laws in a Chinese court. Moreover, China does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts. Therefore, even if a judgment were obtained against us or our management for matters arising under U.S. federal or state securities laws or other applicable U.S. federal or state law, it may be difficult to enforce such a judgment.

The Chinese government may determine that the variable interest entity structure of Daojia does not comply with Chinese laws on foreign investment in restricted industries.

Through the acquisition of Daojia, we also acquired a variable interest entity ("VIE") and subsidiaries of the VIE in China effectively controlled by Daojia.

Chinese laws and regulations restrict and impose conditions on foreign investment in certain internet business, such as internet content services. For example, foreign investors are generally not permitted to own more than 50% of the equity interests in an internet content provider or other value-added telecommunication service provider. Accordingly, a VIE structure has been adopted by many China-based companies, including Daojia, to obtain necessary licenses and permits in such industries that are currently subject to foreign investment restrictions in China. Daojia operates these businesses in China through its consolidated affiliated entities. Daojia has entered into a series of contractual arrangements with its consolidated affiliated entities and the nominee shareholders of its consolidated affiliated entities. These contractual arrangements allow Daojia to:

- receive substantially all of the economic benefits and absorb all of the expected losses from its consolidated affiliated entities;

- exercise effective control over its consolidated affiliated entities; and

- hold an exclusive option to purchase all or part of the equity interests in its consolidated affiliated entities when and to the extent permitted by Chinese law.

However, the VIE structure and contractual arrangements described above may not be as effective in providing control over Daojia's consolidated affiliated entities as direct ownership. The VIE structure may result in unauthorized use of indicia of corporate power or authority, such as chops and seals. Control over Daojia's consolidated affiliated entities may also be jeopardized if the shareholders holding equity interest in the consolidated affiliated entities breach the terms of the contractual agreements.

In addition, there are substantial uncertainties regarding the interpretation and application of current Chinese laws, rules and regulations related to VIE structure. It is also uncertain whether any new Chinese laws, rules or regulations relating to VIE structure will be adopted, or if adopted, what their implications would be on Daojia. If the VIE structure is found to be in violation of any existing or future Chinese laws, rules or regulations, the relevant PRC regulatory bodies would have broad discretion to take action in dealing with these violations, including revoking the business and operating licenses of Daojia's consolidated affiliated entities, requiring Daojia to restructure its operations or taking other regulatory or enforcement actions against Daojia. The contractual arrangements may also be (i) disregarded by the PRC tax authorities and result in increased tax liabilities; or (ii) found by Chinese government authorities, courts or arbitral tribunals to be unenforceable. Any of the foregoing could result in a material adverse effect on Daojia's business operations.

Certain defects caused by non-registration of our lease agreements related to certain properties occupied by us in China may materially and adversely affect our ability to use such properties.

As of December 31, 2022, we leased over 10,000 properties in China, and to our knowledge, the lessors of most properties leased by us, most of which are used as premises for our restaurants, had not registered the lease agreements with government authorities in China.

According to Chinese laws, a lease agreement is generally required to be registered with the relevant land and real estate administration bureau. However, the enforcement of this legal requirement varies depending on the local regulations and practices and, in cities where we operate a significant number of restaurants, the local land and real estate administration bureaus no longer require registration or no longer impose fines for failure to register the lease agreements. In addition, our standard lease agreements require the lessors to make such registration and, although we have proactively requested that the applicable lessors complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so.

Form 10-K

A failure to register a lease agreement will not invalidate the lease agreement but may subject the parties to a fine. Depending on the local regulations, the lessor alone or both the lessor and lessee are under the obligation to register a lease agreement with the relevant land and real estate administration bureau. In the event that a fine is imposed on both the lessor and lessee, and if we are unable to recover from the lessor any fine paid by us based on the terms of the lease agreement, such fine will be borne by us.

To date, the operation of our restaurants has not been materially disrupted due to the non-registration of our lease agreements. No fines, actions or claims have been instituted against us or, to our knowledge, the lessors with respect to the non-registration of our lease agreements. However, we cannot assure you that our lease agreements relating to, and our right to use and occupy, our premises will not be challenged in the future.

Our restaurants are susceptible to risks in relation to unexpected land acquisitions, building closures or demolitions.

The Chinese government has the statutory power to acquire any land use rights of land plots and the buildings thereon in China in the public interest subject to certain legal procedures. Under the Regulations for the Expropriation of and Compensation for Housing on State-owned Land, issued by the State Council, which became effective as of January 21, 2011, there is no legal provision that the tenant of an expropriated property is entitled to compensation. Generally speaking, only the owner of such property is entitled to compensation from the government. The claims of the tenant against the landlord will be subject to the terms of the lease agreement. In the event of any compulsory acquisition, closure or demolition of any of the properties at which our restaurants or facilities are situated, we may not receive any compensation from the government or the landlord. In such event, we may be forced to close the affected restaurant(s) or relocate to other locations, which may have an adverse effect on our business and results of operations.

Any failure to comply with Chinese regulations regarding our employee equity incentive plans may subject Chinese plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, China residents who participate in share incentive plans in overseas non-publicly listed companies may submit applications to SAFE or its local branches for foreign exchange registration with respect to offshore special purpose companies. We and our directors, executive officers and other employees who are Chinese citizens or who have resided in China for a continuous period of not less than one year and who have been granted restricted shares, restricted stock units ("RSUs"), performance share units ("PSUs"), stock appreciation rights ("SARs"), or stock options (collectively, the "share-based awards") are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly-listed company who are Chinese citizens or who are non-Chinese citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be a Chinese subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete SAFE registrations may result in fines and legal sanctions and may also limit our ability to make payments under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under Chinese law.

In addition, the STA has issued circulars concerning employees' share-based awards. Under these circulars, employees working in China who exercise share options and SARs, or whose restricted shares, RSUs or PSUs vest, will be subject to Chinese individual income tax. The

Chinese subsidiaries of an overseas listed company have obligations to file documents related to employees' share-based awards with relevant tax authorities and to withhold individual income taxes of those employees related to their share-based awards. Although we currently intend to withhold income tax from our Chinese employees in connection with their exercise of options and SARs and the vesting of their restricted shares, RSUs and PSUs, if the employees fail to pay, or our Chinese subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, our Chinese subsidiaries may face sanctions imposed by the tax authorities or other Chinese government authorities.

Failure to make adequate contributions to various employee benefit plans as required by Chinese regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. While we believe we comply with all material aspects of relevant regulations, the requirements governing employee benefit plans have not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we are subject to late fees or fines in relation to the underpaid employee benefits, our results of operations and financial condition may be adversely affected.

Proceedings instituted by the SEC against certain China-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese member firms of the "big four" accounting firms, including our independent registered public accounting firm. The Rule 102(e) proceedings initiated by the SEC relate to the failure of these firms to produce certain documents, including audit work papers, in response to a request from the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002. The auditors located in China claim they are not in a position lawfully to produce such documents directly to the SEC because of restrictions under Chinese law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our auditor or to us, but potentially affect equally all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States. In addition, auditors based outside of China are subject to similar restrictions under Chinese law and CSRC directives in respect of audit work that is carried out in China which supports the audit opinions issued on financial statements of entities with substantial China operations.

In January 2014, the administrative judge reached an initial decision that the Chinese member firms of the "big four" accounting firms should be barred from practicing before the SEC for a period of six months. In February 2015, the Chinese member firms of the "big four" accounting firms reached a settlement with the SEC. As part of the settlement, each of the "big four" accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute with the SEC and stay the proceedings for four years; under the terms of the settlement, the proceedings were deemed dismissed with prejudice in February 2019. It remains unclear whether the SEC will commence new administrative proceedings against all four firms.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC, and we are unable to timely find another independent registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our common stock from the New York Stock Exchange. Moreover, any negative news about the proceedings against these

Form 10-K

audit firms may adversely affect investor confidence in companies with substantial China-based operations listed on securities exchanges in the United States. All of these factors could materially and adversely affect the market price of our common stock and our ability to access the capital markets.

Chinese regulation of loans to, and direct investment in, Chinese entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans or additional capital contributions to our Chinese subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are a Delaware holding company conducting our operations in China through our Chinese subsidiaries. We may make loans to our Chinese subsidiaries, or we may make additional capital contributions to our Chinese subsidiaries, or we may establish new Chinese subsidiaries and make capital contributions to these new Chinese subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these uses are subject to Chinese regulations and approvals. For example, loans by us to our wholly-owned Chinese subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterparts of SAFE. If we decide to finance our wholly-owned Chinese subsidiaries by means of capital contributions, in practice, we might be still required to obtain approval from the MOFCOM or its local counterparts.

On April 8, 2015, SAFE promulgated the Circular on the Reform of the Administrative Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which became effective as of June 1, 2015. Among other things, under Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the conversion-at-will of foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of foreign currency

settlement system, it may convert any or 100% of the amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as "Settled but Pending Payment Account," and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. If under special circumstances the foreign-invested enterprise cannot provide supporting documents in time, Circular 19 grants the banks the power to provide a grace period to the enterprise and make the payment before receiving the supporting documents. The foreign-invested enterprise will then need to submit the supporting documents within 20 working days after payment. In addition, foreign-invested enterprises are now allowed to use their converted RMB to make equity investments in China under Circular 19. However, foreign-invested enterprises are still required to use the converted RMB in the designated account within their approved business scope under the principle of authenticity and self-use. It remains unclear whether a common foreign-invested enterprise, other than such special types of enterprises as holding companies, venture capital or private equity firms, can use the converted RMB in the designated account to make equity investments if equity investment or similar activities are not within their approved business scope.

In light of the various requirements imposed by Chinese regulations on loans to and direct investment in Chinese entities by offshore holding companies as discussed above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our Chinese subsidiaries or with respect to future capital contributions by us to our Chinese subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our Chinese operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Regulations regarding acquisitions may impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

Under the PRC Anti-monopoly Law, companies undertaking certain investments and acquisitions relating to businesses in China must notify the anti-monopoly enforcement agency in advance of any transactions which are deemed a concentration and where the parties' revenues in the China market exceed certain thresholds as stipulated in the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators. In addition, on August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the STA, the State Administration for Industry and Commerce of the People's Republic of China, the CSRC and the SAFE, jointly adopted the Provisions of the Ministry of Commerce on M&A of a Domestic Enterprise by Foreign Investors ("M&A Rules"), which came into effect on September 8, 2006 and was amended on June 22, 2009. Under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review.

Due to the level of our revenues, our proposed acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to the State Administration for Market Regulation ("SAMR") merger control review. As a result of our size, many of the transactions we may undertake could be subject to SAMR merger review. Complying with the requirements of the relevant regulations to complete these transactions could be time consuming, and any required approval processes, including approval from SAMR, may be uncertain and could delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business maintain our market share or otherwise achieve the goals of our acquisition strategy.

Our ability to carry out our investment and acquisition strategy may be materially and adversely affected by the regulatory authorities' current practice, which creates significant uncertainty as to the timing of receipt of relevant approvals and whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete investments and acquisitions in the future in a timely manner or at all.

The PRC government has significant oversight and discretion to exert control over offerings of our securities conducted outside of China and foreign investment in China-based issuers, and may limit or completely hinder our ability to offer securities to investors, which may cause the value of such securities to significantly decline.

The PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted outside of China and over foreign investment in China-based companies. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Intensifying Crack Down on Illegal Securities Activities. These opinions called for enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies, and proposed measures such as the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023 the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the "Trial Administrative Measures") and five supporting guidelines which will become effective on March 31, 2023. Pursuant to the Trial Administrative Measures, we are required to file with the CSRC within three business days upon completion of any subsequent securities offering in the overseas markets where our securities are currently listed on. Failure to perform our filing obligations may result in penalties imposed on the Company and responsible officers. In addition, we shall report to the CSRC upon occurrence of certain material events, including change of control, investigations or

Form 10-K

sanctions imposed by overseas securities regulatory authorities, change of listing status or transfer of listing segment, and voluntary or mandatory delisting.

On November 14, 2021, the CAC released the draft Regulations on Network Data Security Management (the "Draft Cyber Data Security Regulations"), which requires, among other things, that a prior cybersecurity review be conducted by the Cybersecurity Review Office before listing overseas for data processors which process over one million users' personal information, and for the listing in Hong Kong of data processors which affect or may affect national security. Furthermore, on December 28, 2021, the National Development and Reform Commission, the Ministry of Industry and Information Technology of the PRC, and several other administrations jointly published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and require, among other things, that a network platform operator holding over one million users' personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering or listing outside of mainland PRC and Hong Kong.

Since the Draft Cyber Data Security Regulations are in the process of being formulated, it remains unclear whether and how these draft rules will ultimately be adopted, interpreted and implemented. Also, it remains unclear how the Revised Cybersecurity Review Measures will be interpreted and implemented. Therefore, it remains uncertain whether we will be required to obtain regulatory approvals from the CAC or any other PRC governmental authorities for offerings outside of mainland China.

If the CSRC, CAC or other PRC governmental authorities later promulgate new rules or interpretations requiring that we obtain their approval for future offerings or listings outside of mainland China or for foreign investments in our securities, we may be unable to obtain such approvals in a timely manner, or at all. Any such circumstance could significantly or completely limit our ability to raise capital through securities offerings, hinder our ability to execute strategic plans in a timely manner or at all, and could cause the value of our securities to significantly decline.

Risks Related to the Separation and Related Transactions

If the distribution does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, the Company could be subject to significant tax liabilities, and, in certain circumstances, the Company could be required to indemnify YUM for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

The distribution was conditioned on YUM's receipt of opinions of outside advisors regarding the tax-free treatment of the distribution for U.S. federal income tax purposes. The opinions relied on various assumptions and representations as to factual matters made by YUM and us which, if inaccurate or incomplete in any material respect, would jeopardize the conclusions reached by such advisors in their opinions. The opinions are not binding on the IRS or the courts, and there can be no assurance that the IRS or the courts will not challenge the conclusions stated in the opinions or that any such challenge would not prevail.

If, notwithstanding receipt of the opinions, the distribution were determined to be a taxable transaction, YUM would be treated as having sold shares of the Company in a taxable transaction, likely resulting in a significant taxable gain. Pursuant to the tax matters agreement, the Company and YCCL agreed to indemnify YUM for any taxes and related losses resulting from any breach of covenants regarding the preservation of the tax-free status of the distribution, certain acquisitions of our equity securities or assets, or those of certain of our affiliates or subsidiaries, and any breach by us or any member of our group of certain representations in the documents delivered by us in connection with the distribution. Therefore, if the distribution fails to qualify as a transaction that is generally tax-free as a result of one of these actions or events, we may be required to make material payments to YUM under this indemnity.

YUM may be subject to Chinese indirect transfer tax with respect to the distribution, in which event we could be required to indemnify YUM for material taxes and related amounts pursuant to indemnification obligations under the tax matters agreement.

As noted above, Bulletin 7 provides that in certain circumstances a non-resident enterprise may be subject to Chinese enterprise income tax on an "indirect transfer" of Chinese interests. YUM concluded, and we concurred, that it believes that the distribution had a reasonable commercial purpose and that it is more likely than not that YUM will not be subject to this tax with respect to the distribution. However, there are uncertainties regarding the circumstances in which the tax will apply, and there can be no assurances that the Chinese tax authorities will not seek to impose this tax on YUM.

Pursuant to the tax matters agreement, the Company and YCCL have agreed to indemnify YUM for a portion (tied to the relative market capitalization of YUM and the Company during the 30 trading days after the distribution) of any taxes and related losses resulting from the application of Bulletin 7 to the distribution. Alternatively, if Bulletin 7 applies to the distribution as a result of a breach by the Company or Company group members of certain representations or covenants, or due to certain actions of the Company or Company group members following the distribution, the Company and YCCL generally will indemnify YUM for all such taxes and related losses. Therefore, if YUM is subject to such Chinese tax with respect to the distribution, we may be required to make material payments to YUM under this indemnity. Such payments could have a material adverse effect on our financial condition.

Potential indemnification liabilities owing to YUM pursuant to the separation and distribution agreement could materially and adversely affect our business, results of operations and financial condition.

We separated from YUM on October 31, 2016, becoming an independent, publicly traded company under the ticker symbol "YUMC" on the New York Stock Exchange on November 1, 2016. As part of the separation and distribution agreement, we agreed to indemnify YUM for claims against YUM relating to Yum China's business prior to the spin-off in 2016 as well as other liabilities. These liabilities include, among others, (i) our failure to pay, perform or otherwise promptly discharge any liabilities or contracts relating to the Company business, in accordance with their respective terms, whether prior to, at or after the distribution; (ii) any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding by YUM for our benefit, unless related to liabilities primarily associated with the YUM business; (iii) certain tax liabilities related to Bulletin 7 under PRC tax laws, which provides that in certain circumstances a non-resident enterprise may be subject to Chinese enterprise income tax on an "indirect transfer" of Chinese interests; (iv) any breach by us of the separation and distribution agreement or any of the ancillary agreements or any action by us in contravention of our amended and restated certificate of incorporation or amended and restated bylaws; and (v) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the information statement relating to the distribution or any other disclosure document that describes the separation or the distribution or the Company and its subsidiaries or primarily relates to the transactions contemplated by the separation and distribution agreement, subject to certain exceptions. If we are required to indemnify YUM under the circumstances set forth in the separation and distribution agreement, we may be subject to substantial liabilities.

Form 10-K

In connection with the separation, YUM has agreed to indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that YUM's ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation and distribution agreement and certain other agreements we entered into with YUM, YUM has agreed to indemnify us for certain liabilities set forth in the separation and distribution agreement. However, third parties could also seek to hold us responsible for any of the liabilities that YUM has agreed to retain, and there can be no assurance that the indemnity from YUM will be sufficient to protect us against the full amount of such liabilities, or that YUM will be able to fully satisfy its indemnification obligations. In addition, YUM's insurers may attempt to deny us coverage for liabilities associated with certain occurrences of indemnified liabilities prior to the separation. Moreover, even if we ultimately succeed in recovering from YUM or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our business, results of operations, financial condition and cash flows.

A court could require that we assume responsibility for obligations allocated to YUM under the separation and distribution agreement.

Under the separation and distribution agreement and related ancillary agreements, from and after the separation, each of YUM and the Company will be generally responsible for the debts, liabilities and other obligations related to the business or businesses which they own and operate following the consummation of the separation. Although we do not expect to be liable for any obligations that are not allocated to us under the separation and distribution agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to YUM (for example, tax and/or environmental liabilities), particularly if YUM were to refuse or were unable to pay or perform the allocated obligations.

Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our results of operations and financial condition.

In connection with the separation and distribution, YUM completed several corporate reorganization transactions involving its subsidiaries which, along with the separation and distribution, may be subject to federal and state fraudulent conveyance and transfer laws. If, under these laws, a court were to determine that, at the time of the separation and distribution, any entity involved in these reorganization transactions or the separation and distribution:

- was insolvent;

- was rendered insolvent by reason of the separation and distribution or a related transaction;

- had remaining assets constituting unreasonably small capital; or

- intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured,

then the court could void the separation and distribution, in whole or in part, as a fraudulent conveyance or transfer. The court could then require our stockholders to return to YUM some or all of the shares of Company common stock issued in the distribution, or require YUM or the Company, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency will vary depending upon the jurisdiction whose law is being applied. Generally, however, an entity would be considered insolvent if the fair value of its assets was less than the amount of its liabilities, or if it was unable to pay its liabilities as they mature.

Risks Related to Our Common Stock

The Company cannot guarantee the timing or amount of dividends on, or repurchases of, its common stock.

We intend to retain a significant portion of our earnings to finance the operation, development and growth of our business. Our board of directors commenced a quarterly cash dividend in October 2017, which was temporarily suspended during part of 2020 due to the impacts of the COVID-19 pandemic. Any future determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, actual or anticipated cash requirements, tax considerations, contractual or regulatory restrictions and such other factors as our board of directors deems relevant. Our board of directors has also authorized a $2.4 billion share repurchase program (including its most recent increase in authorization on March 17, 2022), which was temporarily suspended during part of 2020 and 2021 due to the impacts of the COVID-19 pandemic. Repurchases under the program will be at the discretion of management and we cannot guarantee the timing or amount of any share repurchases. For more information, see Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our shares.

We are subject to both New York Stock Exchange and Hong Kong Stock Exchange listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the New York Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of shares of our common stock may not be the same on the two exchanges, even allowing for currency differences. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our shares on the Hong Kong Stock Exchange notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our shares may not be indicative of the trading performance of the shares in the future.

The interests of the Investors may differ from the interests of other holders of Company common stock.

In connection with the separation and distribution, Pollos Investment L.P., an affiliate of Primavera Capital Group ("Primavera"), and API (Hong Kong) Investment Limited, an affiliate of Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. ("Ant Financial" and together with Primavera, the "Investors") acquired 18,360,483 shares of Yum China common stock. In addition, the Investors have the ability to acquire additional shares of Company common stock in the open market (subject to an aggregate beneficial ownership interest limit of 19.9%).

The interests of the Investors may differ from those of other holders of Company common stock in material respects. For example, the Investors may have an interest in pursuing acquisitions, divestitures, financings or other transactions that could enhance their respective equity portfolios, even though such transactions might involve risks to holders of Company common stock. The Investors may, from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of the Company's business or are suppliers or customers of the Company. Additionally, the Investors may determine that the disposition of some or all of their interests in the Company would be beneficial to the Investors at a time when such disposition could be detrimental to the other holders of Company common stock.

Form 10-K

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions, summarized below, that could make it more difficult to acquire control of the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. Further, as a Delaware corporation, we are subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These provisions might discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate or delay acquisition attempts for us that holders of Company common stock might consider favorable.

- Our amended and restated bylaws provide that such bylaws may be amended by our board of directors or by the affirmative vote of a majority of our stockholders entitled to vote.

- Our amended and restated certificate of incorporation expressly eliminates the right of our stockholders to act by written consent. Accordingly, stockholder action must take place at the annual or a special meeting of our stockholders.

- Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

- Our amended and restated certificate of incorporation does not provide for cumulative voting, which means that stockholders are denied the right to cumulate votes in the election of directors.

- Subject to applicable regulatory requirements, our board of directors has the authority to issue preferred stock, which could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly.

General Risk Factors

We could be party to litigation that could adversely affect us by increasing our expenses, diverting management attention or subjecting us to significant monetary damages and other remedies.

We are involved in legal proceedings from time to time. These proceedings do or could include consumer, employment, real estate-related, tort, intellectual property, breach of contract and other litigation. As a public company, we may in the future also be involved in legal proceedings alleging violation of securities laws or derivative litigation. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may not be accurately estimated. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, such litigation may be expensive to defend and may divert resources and management attention away from our operations and negatively impact reported earnings. With respect to insured claims, a judgment for monetary damages in excess of any insurance coverage could adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also adversely affect our reputation, which in turn could adversely affect our results of operations.

In addition, the restaurant industry around the world has been subject to claims that relate to the nutritional content of food products, as well as claims that the menus and practices of restaurant chains have led to customer health issues, including weight gain and other adverse effects. We may also be subject to these types of claims in the future and, even if we are not, publicity about these matters (particularly directed at the quick-service and fast-casual segments of the restaurant industry) may harm our reputation and adversely affect our business, results of operations and financial condition.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our results of operations and financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including revenue recognition, long-lived asset impairment, impairment of goodwill and other intangible assets, lease accounting, share-based compensation and recoverability of deferred tax assets are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. New accounting guidance may require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing the new lease standard issued by Financial Accounting Standards Board requires us to make significant changes to our lease management system and other accounting systems, and results in changes to our financial statements.

Our insurance policies may not provide adequate coverage for all claims associated with our business operations.

We have obtained insurance policies that we believe are customary and appropriate for businesses of our size and type and at least in line with the standard commercial practice in China. However, there are types of losses we may incur that cannot be insured against or that we believe are not cost effective to insure, such as loss of reputation. If we were held liable for uninsured losses or amounts or claims for insured losses exceeding the limits of our insurance coverage, our business and results of operations may be materially and adversely affected.

Unforeseeable business interruptions could adversely affect our business.

Our operations are vulnerable to interruption by natural disasters, such as fires, floods and earthquakes, war, terrorism, power failures and power shortages, hardware and software failures, computer viruses and other events beyond our control. In particular, our business is dependent on prompt delivery and reliable transportation of our food products by our logistics partners. Unforeseeable events, such as adverse weather conditions, natural disasters, severe traffic accidents and delays, non-cooperation of our logistics partners, and labor strikes, could lead to delay or lost deliveries to our restaurants, which may result in the loss of revenue or in customer claims. There may also be instances where the conditions of fresh, chilled or frozen food products, being perishable goods, deteriorate due to delivery delays, malfunctioning of refrigeration facilities or poor handling during transportation by our logistics partners. This may result in a failure by us to provide quality food and services to customers, thereby affecting our business and potentially damaging our reputation. Any such events experienced by us could disrupt our operations. In addition, insurance may not be available to cover losses due to business interruptions resulting from public health issues.

Failure by us to maintain effective disclosure controls and procedures and internal control over financial reporting in accordance with the rules of the SEC could harm our business and results of operations and/or result in a loss of investor confidence in our financial reports, which could have a material adverse effect on our business.

We are required to maintain effective disclosure controls and procedures and effective internal control over financial reporting in connection with our filing of periodic reports with the SEC under the Exchange Act.

We may fail to maintain effective disclosure controls and procedures and internal control over financial reporting, and our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This may in turn cause investors to lose confidence in our financial statements and negatively impact the trading price of our common stock. Furthermore, we have incurred substantial costs, and may need to incur additional costs and use additional management and other resources, to comply with these requirements going forward.

If we fail to remedy any material weakness, our financial statements may be inaccurate and we may face restricted access to the capital markets, which could adversely affect our business, results of operations and financial condition.

The Company's stock price may fluctuate significantly.

The trading price of shares of our common stock can be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes for our shares. Some of these companies have experienced significant volatility. The trading performances of these companies' securities at the time of or after their offerings may affect the overall investor sentiment towards other companies with business operations located mainly in China and listed in Hong Kong and/or the United States and consequently may impact the trading performance of our shares. In addition to market and industry factors, the prices and trading volumes for our shares may be highly volatile for specific business reasons, including:

- actual or anticipated fluctuations in the our results of operations;

- significant liability claims, health concerns, food contamination complaints from our customers, shortages or interruptions in the availability of food or other supplies, or reports of incidents of food tampering;

- foreign exchange issues;

- geopolitical instability, conflict, or social unrest in the markets in which we operate, in Hong Kong, the United States or worldwide;

- changes in the regulatory, legal and political environment in which we operate, in Hong Kong, the United States or worldwide;

- the domestic and worldwide economies as a whole; or

- the delisting of our common stock from the New York Stock Exchange. See "—Risks Related to Doing Business in China—The audit report included in this Form 10-K is prepared by auditors who are located in China, and in the event the PCAOB is unable to inspect our auditors, our common stock will be subject to potential delisting from the New York Stock Exchange."

Any of these factors may result in large and sudden changes in the volume and trading price of our shares.

Substantial future sales or perceived potential sales of our shares in the public market could cause the price of our shares to decline significantly.

Sales of shares of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our shares to decline significantly. Divesture in the future of our shares by stockholders, the announcement of any plan to divest our shares, or hedging activity by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by stockholders, could cause the price of our shares to decline.

Your percentage of ownership in the Company may be diluted in the future.

In the future, your percentage ownership in the Company may be diluted because of equity awards that we grant to our directors, officers and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. The Company's and certain of YUM's employees have equity awards with respect to Company common stock as a result of conversion of their YUM equity awards (in whole or in part) to Company equity awards in connection with the distribution. From time to time, the Company will issue additional stock-based awards to its employees under the Company's employee benefit plans. Such awards will have a dilutive effect on the Company's earnings per share, which could adversely affect the market price of Company common stock.

In addition, subject to applicable regulatory requirements, our amended and restated certificate of incorporation authorizes us to issue one or more classes or series of preferred stock that have such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Company common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Company common stock. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock.

Item 1B.   Unresolved Staff Comments.

Not applicable.

Item 2.   Properties.

As of year-end 2022, the Company had 11,161 Company-owned units in China. Of these Company-owned units, 11,105 units were leased properties and 56 units were owned properties. The leased Company-owned units are further detailed as follows:

- KFC leased properties for 8,174 units.

- Pizza Hut leased properties for 2,745 units.

- Other restaurant concepts leased properties for 186 units.

Company-owned restaurants in China are generally leased for initial terms of 10 to 20 years and generally do not have renewal options.

We also lease our corporate headquarters in Shanghai and Dallas, Texas in the U.S., and regional offices and an innovation center in China, and own building, land use rights, or both for 15 non-store properties, which primarily include logistics centers, seasoning facilities and office buildings for Little Sheep and Huang Ji Huang. We sublease over 150 properties to franchisees and other third parties. Additional information about the Company's leased properties is included in Note 12 to the Consolidated Financial Statements in Part II, Item 8. We believe that our properties are generally in good operating condition and are suitable for the purposes for which they are being used.

Item 3.   Legal Proceedings.

We are subject to various lawsuits covering a variety of allegations from time to time. We believe that the ultimate liability, if any, in excess of amounts already provided for these matters in the Consolidated Financial Statements, is not likely to have a material adverse effect on the Company's annual results of operations, financial condition or cash flows. Matters faced by the Company from time to time include, but are not limited to, claims from landlords, employees, guests and others related to operational, contractual or employment issues. We are not involved in any material legal proceedings as of December 31, 2022.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market for Yum China Common Stock

Yum China common stock trades on the New York Stock Exchange ("NYSE") under the symbol YUMC and the Hong Kong Stock Exchange ("HKEX") under the stock code 9987. Yum China common stock commenced trading on the NYSE on a "when-issued" basis on October 17, 2016 and began "regular way" trading on November 1, 2016. On September 10, 2020, the Company completed a secondary listing of its common stock on the Main Board of the HKEX. On October 24, 2022, the Company's voluntary conversion of its secondary listing status to a primary listing status on the HKEX became effective and the Company became a dual primary listed company on the NYSE and HKEX. On the same day, the Company's shares of common stock traded on the HKEX were included in the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect. The Company's common stock listed on the NYSE and HKEX continue to be fully fungible.

As of February 22, 2023, there were 36,708 holders of record of Yum China's common stock. The number of registered holders does not include holders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

Dividends and Share Repurchases

We intend to retain a significant portion of our earnings to finance the operation, development and growth of our business. We have paid a quarterly cash dividend on Yum China common stock since the fourth quarter of 2017, except for the second and third quarter of 2020 due to the unprecedented effects of the COVID-19 pandemic. In 2022, the Company declared and paid a quarterly cash dividend of $0.12 per share. Our board of directors declared an increase in the cash dividend to $0.13 per share on Yum China's common stock in February 2023. Any determination to declare and pay future cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, actual or anticipated cash requirements, contractual or regulatory restrictions, tax considerations and such other factors as our board of directors deems relevant.

In addition, our ability to declare and pay any dividends on our stock may be restricted by earnings available for distribution under applicable Chinese laws. The laws, rules and regulations applicable to our Chinese subsidiaries permit payments of dividends only out of their accumulated profits, if any, determined in accordance with applicable Chinese accounting standards and regulations. Under Chinese law, an enterprise incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up previous years' accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. At the discretion of the board of directors, as an enterprise incorporated in China, each of our Chinese subsidiaries may allocate a portion of its after-tax profits based on Chinese accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Form 10-K

Our board of directors has authorized an aggregate of $2.4 billion for our share repurchase program, including its most recent increase in authorization on March 17, 2022. Yum China may repurchase shares under this program from time to time in the open market or, subject to applicable regulatory requirements, through privately negotiated transactions, block trades, accelerated share repurchase transactions and the use of Rule 10b5-1 trading plans. The following table provides information, as of December 31, 2022, with respect to shares of common stock repurchased by Yum China under the authorization during the quarter then ended:

Period	Total Number of Shares Purchased (thousands)	Average Price Paid Per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (thousands)	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs (millions)	
10/1/22-10/31/22	964	$	43.59	964	$	1,162
11/1/22-11/30/22	223	$	46.48	223	$	1,151
12/1/22-12/31/22	—		—	—	$	1,151
Cumulative total	1,187	$	44.13	1,187	$	1,151

Stock Performance Graph

This graph compares the cumulative total return of our common stock from December 31, 2017 through December 31, 2022 with the comparable cumulative total return of the S&P China BMI, MSCI Asia APEX 50, MSCI China Index and MSCI China Consumer Discretionary Index. The graph assumes that the value of the investment in our common stock and each index was $100 on December 31, 2017 and that all dividends were reinvested. We selected the S&P China BMI and MSCI Asia APEX 50 for comparison, as YUMC is an index member of both of these indices. We selected MSCI China Index, as our relative total shareholder return against this index is one of the measures to determine the payout of certain PSU awards. We also selected MSCI China Consumer Discretionary Index, an industry index which includes listed companies in the restaurant industry and other related sectors.

	12/31/2017		12/31/2018		12/31/2019		12/31/2020		2021/12/31		2022/12/31
YUMC	$ 100	$	85	$	123	$	147	$	129	$	143
S&P China BMI	$ 100	$	81	$	99	$	129	$	104	$	81
MSCI Asia APEX 50	$ 100	$	84	$	106	$	142	$	126	$	96
MSCI China	$ 100	$	81	$	100	$	129	$	102	$	80
MSCI China Consumer Discretionary	$ 100	$	61	$	93	$	139	$	90	$	69



Form 10-K

ITEM 6.   [RESERVED].

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Consolidated Financial Statements in Item 8, the "Forward-Looking Statements" section at the beginning of this Form 10-K and the "Risk Factors" section set forth in Item 1A.

All Note references in this MD&A refer to the Notes to the Consolidated Financial Statements included in Item 8. of this Form 10-K. Tabular amounts are displayed in millions of U.S. dollars except per share and unit count amounts, or as otherwise specifically identified. Percentages may not recompute due to rounding. Throughout this Form 10-K when we refer to the "financial statements," we are referring to the "Consolidated Financial Statements," unless the context indicates otherwise. This MD&A includes a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021. For a discussion of our operating results for the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021.

Overview

Yum China Holdings, Inc. is the largest restaurant company in China in terms of system sales, with $9.6 billion of revenues in 2022 and nearly 13,000 restaurants as of year-end 2022. Our growing restaurant network consists of our flagship KFC and Pizza Hut brands, as well as emerging brands such as Taco Bell, Lavazza, Little Sheep and Huang Ji Huang. We have the exclusive right to operate and sublicense the KFC, Pizza Hut and, subject to achieving certain agreed-upon milestones, Taco Bell brands in China, (excluding Hong Kong, Macau and Taiwan), and own the intellectual property of the Little Sheep and Huang Ji Huang concepts outright. We also established a joint venture with Lavazza Group, the world-renowned family-owned Italian coffee company, to explore and develop the Lavazza coffee concept in China. KFC was the first major global restaurant brand to enter China in 1987. With more than 35 years of operations, we have developed extensive operating experience in the China market. We have since grown to become the largest restaurant company in China in terms of 2022 system sales, with nearly 13,000 restaurants covering over 1,800 cities primarily in China as of December 31, 2022. We believe that there are significant opportunities to expand within China, and we intend to focus our efforts on increasing our geographic footprint in both existing and new cities.

KFC is the leading and the largest quick-service restaurant ("QSR") brand in China in terms of system sales. As of December 31, 2022, KFC operated over 9,000 restaurants in more than 1,800 cities across China. KFC primarily competes with western QSR brands in China, such as McDonald's, Dicos and Burger King, among which we believe KFC had an approximate two-to-one lead over its nearest competitor in terms of store count as of the end of 2022. In the third quarter of 2020, the Company completed the acquisition of an additional 25% interest in an unconsolidated affiliate that operates KFC stores in and around Suzhou, China ("Suzhou KFC"), increasing our equity interest to 72% and allowing the Company to consolidate the entity. In December 2022, the Company acquired an additional 20% equity interest in Suzhou KFC, bringing our total ownership to 92%. In the fourth quarter of 2021, the Company completed the acquisition of a 28% equity interest in Hangzhou Catering Service Group ("Hangzhou Catering"), which holds a 45% equity interest in an unconsolidated affiliate that operates KFC stores in and around Hangzhou, China ("Hangzhou KFC"), increasing our equity interest to approximately 60% directly and indirectly, and allowing the Company to consolidate Hangzhou KFC.

Pizza Hut is the leading and the largest casual dining restaurant ("CDR") brand in China in terms of system sales and number of restaurants. As of December 31, 2022, Pizza Hut operated over 2,900 restaurants in over 650 cities. Measured by number of restaurants, we believe Pizza Hut had an approximate five-to-one lead over its nearest western CDR competitor in China as of the end of 2022.

We have two reportable segments: KFC and Pizza Hut. Our remaining non-reportable operating segments, including the operations of Taco Bell, Lavazza, Little Sheep, Huang Ji Huang, COFFii & JOY, East Dawning, our delivery operating segment and our e-commerce business, are combined and referred to as All Other Segments, as these operating segments are insignificant both individually and in the aggregate. The Company decided to wind down the operations of the East Dawning brand in 2021, and closed all stores by March 2022. In addition, the Company decided to wind down the operations of COFFii & JOY and closed all stores in 2022. The Company will leverage its experience in COFFii & JOY to better capture growing coffee market opportunities in China. Additional details on our reportable operating segments are included in Note 18 to the Consolidated Financial Statements.

We intend for this MD&A to provide the reader with information that will assist in understanding our results of operations, including metrics that management uses to assess the Company's performance. Throughout this MD&A, we discuss the following performance metrics:

- The Company provides certain percentage changes excluding the impact of foreign currency translation ("F/X"). These amounts are derived by translating current year results at prior year average exchange rates. We believe the elimination of the F/X impact provides better year-to-year comparability without the distortion of foreign currency fluctuations.

- System sales growth reflects the results of all restaurants regardless of ownership, including Company-owned, franchise and unconsolidated affiliate restaurants that operate our concepts, except for sales from non-Company-owned restaurants, for which we do not receive a sales-based royalty. Sales of franchise and unconsolidated affiliate restaurants typically generate ongoing franchise fees for the Company at an average rate of approximately 6% of system sales. Franchise and unconsolidated affiliate restaurant sales are not included in Company sales in the Consolidated Statements of Income; however, the franchise fees are included in the Company's revenues. We believe system sales growth is useful to investors as a significant indicator of the overall strength of our business as it incorporates all of our revenue drivers, Company and franchise same-store sales as well as net unit growth.

- Effective January 1, 2018, the Company revised its definition of same-store sales growth to represent the estimated percentage change in sales of food of all restaurants in the Company system that have been open prior to the first day of our prior fiscal year, excluding the period during which stores are temporarily closed. We refer to these as our "base" stores. Previously, same-store sales growth represented the estimated percentage change in sales of all restaurants in the Company system that have been open for one year or more, including stores temporarily closed, and the base stores changed on a rolling basis from month to month. This revision was made to align with how management measures performance internally and focuses on trends of a more stable base of stores. Prior years have been adjusted accordingly.

- Company sales represent revenues from Company-owned restaurants. Company Restaurant profit ("Restaurant profit") is defined as Company sales less expenses incurred directly by our Company-owned restaurants in generating Company sales, including cost of food and paper, restaurant-level payroll and employee benefits, rent, depreciation and amortization of restaurant-level assets, advertising expenses, and other operating expenses. Company restaurant margin percentage is defined as Restaurant profit divided by Company sales. Within the Company sales and Restaurant profit analysis, Store Portfolio Actions represent the net impact of new-unit openings, acquisitions, refranchising and store closures, and Other primarily represents the impact of same-store sales as well as the impact of changes in restaurant operating costs such as inflation/deflation.

Results of Operations

Summary

All comparisons within this summary are versus the same period a year ago. Refer to Item 1. Business for a discussion of the seasonality of our operations.

Starting in the first quarter of 2020, the COVID-19 pandemic significantly impacted the Company's operations. Since then, fluid COVID-19 conditions have caused significant volatility in our operations. During the first half of 2022, severe COVID-19 outbreaks in China continued to significantly affect the Company's business and operating profit. Operating profit increased in the third quarter of 2022 when COVID-19 conditions were relatively calmer. However, in October and November 2022, sporadic occurrences of COVID infections quickly evolved into major regional outbreaks, leading to tightened COVID-related health measures and lockdowns. The number of our stores that were either temporarily closed or offered only takeaway and delivery services reached a peak of over 4,300 in late November 2022. In December 2022, the government issued a series of new COVID response guidelines that significantly changed its COVID policies, including removing mass testing and central quarantine requirements as well as lifting travel restrictions. A massive wave of infections quickly surged in the country. Due to widespread infections, we experienced a shortage of restaurant staff which led to over 1,300 stores on average being either temporarily closed or offering limited services in December 2022. As a significant portion of the population was either infected or chose to stay home to avoid infection, dine-in traffic declined substantially. As a result, the Company's operation and financial results were adversely affected in the fourth quarter of 2022.

In 2022, the Company's total revenues decreased 3%, or increased 1% excluding the impact of F/X, mainly attributable to 1,159 net new stores and the acquisition of Hangzhou KFC, partially offset by same-store sales decline of 7% and 6% at KFC and Pizza Hut, respectively, and temporary store closures due to the impact of the COVID-19 pandemic. Operating profit decreased 55%, or 53% excluding the impact of F/X, primarily driven by lapping the re-measurement gain of our previously held equity interest in Hangzhou KFC and Lavazza at fair value upon acquisition in 2021, inflation in commodities and wages, increased rider cost associated with rising delivery volumes and an increase in G&A expenses primarily due to higher compensation cost, partially offset by the increase in Company sales, higher labor productivity, operational efficiency and temporary relief provided by landlords and government agencies. Net income for 2022 decreased 55%, or 54% excluding the impact of F/X, mainly due to the decrease in operating profit, partially offset by lower income tax expenses in line with the decrease in pre-tax income.

2022 financial highlights are below:

| | % Change | | | | |
	System Sales[a]	Same-Store Sales[a]	Net New Units	Operating Profit (Reported)	Operating Profit (Ex F/X)
KFC	(4)	(7)	+11	(5)	(1)
Pizza Hut	(3)	(6)	+12	(36)	(36)
All Other Segments[b]	(28)	(22)	(8)	(75)	(82)
Total	(5)	(7)	+10	(55)	(53)

(a)   System Sales and Same-Store Sales percentages as shown in 2022 financial highlights exclude the impact of F/X. Effective January 1, 2018, temporary store closures are normalized in the same-store sales calculation by excluding the period during which stores are temporarily closed.

(b) Sales from non-Company-owned restaurants, for which we do not receive a sales-based royalty, are excluded from System Sales and Same-Store Sales.

The Consolidated Results of Operations for the years ended December 31, 2022 and 2021 and other data are presented below:

	2022	2021	% B/(W)[a] Reported	Ex F/X
Company sales	$ 9,110	$ 8,961	2	6
Franchise fees and income	81	153	(47)	(45)
Revenues from transactions with franchisees and unconsolidated affiliates	287	663	(57)	(55)
Other revenues	91	76	20	26
Total revenues	$ 9,569	$ 9,853	(3)	1
Company restaurant expenses	$ 7,829	$ 7,734	(1)	(5)
Operating Profit	$ 629	$ 1,386	(55)	(53)
Interest income, net	84	60	40	43
Investment loss	(26)	(54)	51	51
Income tax provision	(207)	(369)	44	42
Equity in net earnings (losses) from equity method investments	(2)	—	NM	NM
Net income—including noncontrolling interests	478	1,023	(53)	(51)
Net income—noncontrolling interests	36	33	(9)	(15)
Net Income—Yum China Holdings, Inc.	$ 442	$ 990	(55)	(54)
Diluted Earnings Per Common Share	$ 1.04	$ 2.28	(54)	(53)
Effective tax rate	30.1%	26.5%		
Supplementary information—Non-GAAP Measures[b]				
Restaurant profit	$ 1,281	$ 1,227	4	8
Restaurant margin %	14.1%	13.7%	0.4 ppts.	0.4 ppts.
Adjusted Operating Profit	$ 633	$ 766		
Adjusted Net Income	$ 446	$ 525		
Adjusted Diluted Earnings Per Common Share	$ 1.05	$ 1.21		
Adjusted Effective Tax Rate	29.9%	27.8%		
Adjusted EBITDA	$ 1,286	$ 1,330		

NM refers to not meaningful.

(a) Represents year-over-year change in percentage.

(b) See "Non-GAAP Measures" below for definitions and reconciliations of the most directly comparable GAAP financial measures to the non-GAAP measures.

Performance Metrics

	2022 % Change
System Sales Decline	(8)%
System Sales Decline, excluding F/X	(5)%
Same-Store Sales Decline	(7)%

Unit Count	2022	2021	% Increase
Company-owned	11,161	10,051	11
Franchisees	1,786	1,737	3
	12,947	11,788	10

Non-GAAP Measures

In addition to the results provided in accordance with GAAP throughout this MD&A, the Company provides non-GAAP measures adjusted for Special Items, which include Adjusted Operating Profit, Adjusted Net Income, Adjusted Earnings Per Common Share ("EPS"), Adjusted Effective Tax Rate and Adjusted EBITDA, which we define as net income including noncontrolling interests adjusted for equity in net earnings (losses) from equity method investments, income tax, interest income, net, investment gain or loss, certain non-cash expenses, consisting of depreciation and amortization as well as store impairment charges, and Special Items. We also use Restaurant profit and restaurant margin (as defined in the Overview section within MD&A above) for the purpose of internally evaluating the performance of our Company-owned restaurants and we believe Company restaurant profit and restaurant margin provide useful information to investors as to the profitability of our Company-owned restaurants.

The following table sets forth the reconciliations of the most directly comparable GAAP financial measures to the non-GAAP adjusted financial measures.

Non-GAAP Reconciliations

Reconciliation of GAAP Operating Profit to Restaurant Profit

| | Year Ended 12/31/2022 | | | | | |
	KFC	Pizza Hut	All Other Segments	Corporate and Unallocated	Elimination	Total
GAAP Operating Profit (Loss)	$ 787	$ 70	$ (50)	$ (178)	$ —	$ 629
Less:						
Franchise fees and income	56	7	18	—	—	81
Revenues from transactions with franchisees and unconsolidated affiliates	33	4	39	211	—	287
Other revenues	10	10	563	42	(534)	91
Add:						
General and administrative expenses	254	110	46	184	—	594
Franchise expenses	29	4	1	—	—	34
Expenses for transactions with franchisees and unconsolidated affiliates	30	3	35	211	—	279
Other operating costs and expenses	7	8	557	39	(533)	78
Closures and impairment expenses, net	16	4	12	—	—	32
Other expenses (income), net	97	—	—	(3)	—	94
Restaurant profit (loss)	$ 1,121	$ 178	$ (19)	$ —	$ 1	$ 1,281
Company sales	7,120	1,939	51	—	—	9,110
Restaurant margin %	15.7%	9.2%	(37.6)%	N/A	N/A	14.1%

	KFC	Pizza Hut	All Other Segments	Corporate and Unallocated	Elimination	Total
			Year Ended 12/31/2021			
GAAP Operating Profit (Loss)	$ 827	$ 111	$ (29)	$ 477	$ —	$ 1,386
Less:						
Franchise fees and income	120	8	25	—	—	153
Revenues from transactions with franchisees and unconsolidated affiliates	59	6	98	500	—	663
Other revenues	8	3	297	20	(252)	76
Add:						
General and administrative expenses	240	111	42	171	—	564
Franchise expenses	59	4	1	—	—	64
Expenses for transactions with franchisees and unconsolidated affiliates	58	6	88	497	—	649
Other operating costs and expenses	4	2	294	17	(252)	65
Closures and impairment expenses, net	20	7	7	—	—	34
Other (income) expenses, net	(8)	—	7	(642)	—	(643)
Restaurant profit (loss)	$ 1,013	$ 224	$ (10)	$ —	$ —	$ 1,227
Company sales	6,816	2,092	53	—	—	8,961
Restaurant margin %	14.9%	10.7%	(20.8)%	N/A	N/A	13.7%

Reconciliation of Reported GAAP Results to Non-GAAP Adjusted Measures	2022	2021
Reconciliation of Operating Profit to Adjusted Operating Profit		
Operating Profit	$ 629	$ 1,386
Special Items, Operating Profit	(4)	620
Adjusted Operating Profit	$ 633	$ 766
Reconciliation of Net Income to Adjusted Net Income		
Net Income—Yum China Holdings, Inc.	$ 442	$ 990
Special Items, Net Income—Yum China Holdings, Inc.	(4)	465
Adjusted Net Income—Yum China Holdings, Inc.	$ 446	$ 525
Reconciliation of EPS to Adjusted EPS		
Basic Earnings Per Common Share	$ 1.05	$ 2.34
Special Items, Basic Earnings Per Common Share	(0.01)	1.10
Adjusted Basic Earnings Per Common Share	$ 1.06	$ 1.24
Diluted Earnings Per Common Share	$ 1.04	$ 2.28
Special Items, Diluted Earnings Per Common Share	(0.01)	1.07
Adjusted Diluted Earnings Per Common Share	$ 1.05	$ 1.21
Reconciliation of Effective Tax Rate to Adjusted Effective Tax Rate		
Effective tax rate (See Note 17)	30.1%	26.5%
Impact on effective tax rate as a result of Special Items	0.2%	(1.3)%
Adjusted effective tax rate	29.9%	27.8%

Form 10-K

Net income, along with the reconciliation to Adjusted EBITDA, is presented below:

Reconciliation of Net Income to Adjusted EBITDA	2022	2021
Net Income—Yum China Holdings, Inc.	$ 442	$ 990
Net income—noncontrolling interests	36	33
Equity in net (earnings) losses from equity method investments	2	—
Income tax provision	207	369
Interest income, net	(84)	(60)
Investment loss	26	54
Operating Profit	629	1,386
Special Items, Operating Profit	4	(620)
Adjusted Operating Profit	633	766
Depreciation and amortization	602	516
Store impairment charges	51	48
Adjusted EBITDA	$ 1,286	$ 1,330

Details of Special Items are presented below:

Details of Special Items	2022	2021
Share-based compensation expense for Partner PSU Awards[a]	$ (4)	$ (8)
Gain from re-measurement of equity interest upon acquisition[b]	—	628
Special Items, Operating Profit	(4)	620
Tax effect on Special Items[c]	—	(155)
Special Items, net income—including noncontrolling interests	(4)	465
Special Items, net income—noncontrolling interests	—	—
Special Items, Net Income—Yum China Holdings, Inc.	$ (4)	$ 465
Weighted-Average Diluted Shares Outstanding (in millions)	425	434
Special Items, Diluted Earnings Per Common Share	$ (0.01)	$ 1.07

(a)   In February 2020, the Company granted Partner PSU Awards to select employees who were deemed critical to the Company's execution of its strategic operating plan. These PSU awards will only vest if threshold performance goals are achieved over a four-year performance period, with the payout ranging from 0% to 200% of the target number of shares subject to the PSU awards. Partner PSU Awards were granted to address increased competition for executive talent, motivate transformational performance and encourage management retention. Given the unique nature of these grants, the Compensation Committee does not intend to grant similar, special grants to the same employees during the performance period. The impact from these special awards is excluded from metrics that management uses to assess the Company's performance.

(b)   In the fourth and third quarters of 2021, as a result of the consolidation of Hangzhou KFC and the Lavazza joint venture, the Company recognized a gain of $618 million and $10 million, respectively, from the re-measurement of our previously held equity interest at fair value. The re-measurement gains were not allocated to any segment for performance reporting purposes. (See Note 3 for additional information.)

(c)   Tax effect was determined based upon the nature, as well as the jurisdiction, of each Special Item at the applicable tax rate.

The Company excludes impact from Special Items for the purpose of evaluating performance internally. Special Items are not included in any of our segment results. In addition, the Company provides Adjusted EBITDA because we believe that investors and analysts may find it useful in measuring operating performance without regard to items such as equity in net earnings (losses) from equity method investments, income tax, interest income, net, investment gain or loss, depreciation and amortization, store impairment charges, and Special Items. Store impairment charges included as an adjustment item in Adjusted EBITDA primarily resulted from our semi-annual impairment evaluation of long-lived assets of individual restaurants, and additional impairment evaluation whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If these restaurant-level assets were not impaired, depreciation of the assets would have been recorded and included in EBITDA. Therefore, store impairment charges were a non-cash item similar to depreciation and amortization of our long-lived assets of restaurants. The Company believes that investors and analysts may find it useful in measuring operating performance without regard to such non-cash item.

These adjusted measures are not intended to replace the presentation of our financial results in accordance with GAAP. Rather, the Company believes that the presentation of these adjusted measures provides additional information to investors to facilitate the comparison of past and present results, excluding those items that the Company does not believe are indicative of our ongoing operations due to their nature.

Segment Results

KFC

KFC delivered a resilient performance in 2022 by accelerating store expansion with attractive returns and maintaining solid profitability. KFC continued to focus on innovative products, creating abundant value for our customers, as well as on upgrading ingredients to meet Chinese consumers' needs. KFC also continued its digital and delivery initiatives to enhance the customer experience. KFC's loyalty program members exceeded 380 million at year-end 2022 and contributed approximately 62% of system sales at KFC in 2022. Delivery sales accounted for approximately 38% of Company sales at KFC in 2022 with store and city coverage of 89% and 98%, respectively, at the end of 2022.

	2022	2021	% B/(W) Reported	% B/(W) Ex F/X
Company sales	$ 7,120	$ 6,816	4	9
Franchise fees and income	56	120	(53)	(51)
Revenues from transactions with franchisees and unconsolidated affiliates	33	59	(45)	(43)
Other revenues	10	8	26	33
Total revenues	$ 7,219	$ 7,003	3	7
Company restaurant expenses	$ 5,999	$ 5,803	(3)	(8)
G&A expenses	$ 254	$ 240	(6)	(10)
Franchise expenses	$ 29	$ 59	50	48
Expenses for transactions with franchisees and unconsolidated affiliates	$ 30	$ 58	49	46
Other operating costs and expenses	$ 7	$ 4	(60)	(68)
Closure and impairment expenses, net	$ 16	$ 20	19	13
Other expenses (income), net	$ 97	$ (8)	NM	NM
Operating Profit	$ 787	$ 827	(5)	(1)
Restaurant profit	$ 1,121	$ 1,013	11	15
Restaurant margin %	15.7%	14.9%	0.8 ppts.	0.8 ppts.

	2022 % Change
System Sales Decline	(8)%
System Sales Decline, excluding F/X	(4)%
Same-Store Sales Decline	(7)%

Unit Count	2022	2021	% Increase
Company-owned	8,214	7,437	10
Franchisees	880	731	20
	9,094	8,168	11

Form 10-K

	2021	New Builds	Acquired	Closures	Refranchised	2022
Company-owned	7,437	1,060	5	(283)	(5)	8,214
Franchisees	731	169	(5)	(20)	5	880
Total	8,168	1,229	—	(303)	—	9,094

Company Sales and Restaurant Profit

The changes in Company sales and Restaurant profit were as follows:

Income (Expense)	2021	Store Portfolio Actions	Other	F/X	2022
Company sales	$ 6,816	$ 1,052	$ (456)	$ (292)	$ 7,120
Cost of sales	(2,158)	(317)	176	91	(2,208)
Cost of labor	(1,642)	(284)	53	76	(1,797)
Occupancy and other operating expenses	(2,003)	(276)	204	81	(1,994)
Restaurant profit	$ 1,013	$ 175	$ (23)	$ (44)	$ 1,121

In 2022, the increase in Company sales, excluding the impact of F/X, was primarily driven by net unit growth and the acquisition of Hangzhou KFC, partially offset by same-store sales decline and temporary store closures due to the impact of the COVID-19 pandemic. The increase in Restaurant profit, excluding the impact of F/X, was primarily driven by the increase in Company sales, higher labor productivity, operational efficiency and temporary relief, partially offset by inflation in commodities and wages in the low single digits, as well as increased rider cost associated with a rise of approximately seven percentage points in delivery sales mix from the prior year partially due to more severe outbreaks.

Franchise Fees and Income

In 2022, the decrease in Franchise fees and income, excluding the impact of F/X, was primarily driven by the acquisition of Hangzhou KFC in December 2021.

G&A Expenses

In 2022, the increase in G&A expenses, excluding the impact of F/X, was primarily driven by the acquisition of Hangzhou KFC in December 2021 and merit increases.

Operating Profit

In 2022, the decrease in Operating profit, excluding the impact of F/X, was primarily driven by same-store sales decline and temporary store closures due to the impact of the COVID-19 pandemic, partially offset by restaurant margin improvement, net unit growth and an increase in Operating profit contributed by the Hangzhou KFC acquisition.

Pizza Hut

During 2022, we continued to focus on strengthening Pizza Hut's fundamentals, including investments in products, strengthening our digital capabilities, developing delivery and other channels and enhancing our asset portfolio to drive growth. Pizza Hut's loyalty program members exceeded 130 million at year-end 2022 and contributed approximately 62% of system sales at Pizza Hut in 2022. Delivery sales accounted for approximately 43% of Company sales at Pizza Hut in 2022 with store and city coverage of 96% and 98%, respectively, at the end of 2022.

	2022	2021	% B/(W) Reported	% B/(W) Ex F/X
Company sales	$ 1,939	$ 2,092	(7)	(4)
Franchise fees and income	7	8	(6)	(3)
Revenues from transactions with franchisees and unconsolidated affiliates	4	6	(30)	(27)
Other revenue	10	3	256	280
Total revenues	$ 1,960	$ 2,109	(7)	(3)
Company restaurant expenses	$ 1,761	$ 1,868	6	2
G&A expenses	$ 110	$ 111	—	(4)
Franchise expenses	$ 4	$ 4	9	5
Expenses for transactions with franchisees and unconsolidated affiliates	$ 3	$ 6	28	25
Other operating costs and expenses	$ 8	$ 2	(301)	(328)
Closure and impairment expenses, net	$ 4	$ 7	58	54
Operating Profit	$ 70	$ 111	(36)	(36)
Restaurant profit	$ 178	$ 224	(20)	(18)
Restaurant margin %	9.2%	10.7%	(1.5) ppts.	(1.5) ppts.

	2022 % Change
System Sales Decline	(7)%
System Sales Decline, excluding F/X	(3)%
Same-Store Sales Decline	(6)%

Unit Count

	2022	2021	% Increase
Company-owned	2,760	2,452	13
Franchisees	143	138	4
	2,903	2,590	12

	2021	New Builds	Closures	Acquired	2022
Company-owned	2,452	401	(98)	5	2,760
Franchisees	138	16	(6)	(5)	143
Total	2,590	417	(104)	—	2,903

Company Sales and Restaurant Profit

The changes in Company sales and Restaurant profit were as follows:

Income (Expense)	2021	Store Portfolio Actions	Other	F/X	2022
Company sales	$ 2,092	$ 39	$ (113)	$ (79)	$ 1,939
Cost of sales	(637)	(14)	14	25	(612)
Cost of labor	(598)	(24)	25	25	(572)
Occupancy and other operating expenses	(633)	(19)	51	24	(577)
Restaurant profit	$ 224	$ (18)	$ (23)	$ (5)	$ 178

In 2022, the decrease in Company sales, excluding the impact of F/X, was primarily driven by same-store sales decline and temporary store closures due to the impact of the COVID-19 pandemic, partially offset by net unit growth. The decrease in Restaurant profit, excluding the impact of F/X, was primarily driven by the decrease in Company sales, inflation in commodities and wages in the low single digits, as well as increased rider cost associated with a rise of approximately seven percentage points in delivery sales mix from the prior year partially due to more severe outbreaks, partially offset by higher labor productivity, operational efficiency and temporary relief.

G&A Expenses

In 2022, the increase in G&A expenses, excluding the impact of F/X, was primarily driven by merit increases.

Operating Profit

In 2022, the decrease in Operating profit, excluding the impact of F/X, was primarily driven by the decrease in Restaurant profit and higher G&A expenses.

All Other Segments

All Other Segments reflects the results of Taco Bell, Lavazza, Little Sheep, Huang Ji Huang, COFFii & JOY, East Dawning, our delivery operating segment and our e-commerce business.

	2022	2021	% B/(W) Reported	Ex F/X
Company sales	$ 51	$ 53	(3)	1
Franchise fees and income	18	25	(29)	(27)
Revenues from transactions with franchisees and unconsolidated affiliates	39	98	(60)	(58)
Other revenues	563	297	90	99
Total revenues	$ 671	$ 473	42	49
Company restaurant expenses	$ 70	$ 63	(10)	(15)
G&A expenses	$ 46	$ 42	(7)	(11)
Franchise expenses	$ 1	$ 1	(158)	(170)
Expenses for transactions with franchisees and unconsolidated affiliates	$ 35	$ 88	60	59
Other operating costs and expenses	$ 557	$ 294	(90)	(99)
Closure and impairment expenses, net	$ 12	$ 7	(100)	(112)
Other loss, net	$ —	$ 7	NM	NM
Operating Loss	$ (50)	$ (29)	(75)	(82)
Restaurant loss	$ (19)	$ (10)	(75)	(83)
Restaurant margin %	(37.6)%	(20.8)%	(16.8) ppts.	(16.8) ppts.

Total Revenues

In 2022, the increase in Total revenues, excluding the impact of F/X, was primarily driven by inter-segment revenue generated by our delivery team for services provided to KFC and Pizza Hut restaurants mainly as a result of rising delivery sales and the contribution of sales from the Lavazza joint venture, partially offset by the decrease in Revenues from transactions with franchisees and unconsolidated affiliates primarily driven by the acquisition of Hangzhou KFC, same-store sales declines and temporary store closures due to the impact of the COVID-19 pandemic.

Operating Loss

In 2022, the increase in Operating loss, excluding the impact of F/X, was primarily driven by the loss incurred by the Lavazza joint venture, as well as an increase of Operating loss from certain emerging brands due to the impact of the COVID-19 pandemic.

Corporate & Unallocated

	2022	2021	% B/(W) Reported	Ex F/X
Revenues from transactions with franchisees and unconsolidated affiliates[a]	$ 211	$ 500	(58)	(56)
Other revenues	$ 42	$ 20	102	111
Expenses for transactions with franchisees and unconsolidated affiliates[a]	$ 211	$ 497	58	56
Other operating costs and expenses	$ 39	$ 17	(119)	(130)
Corporate G&A expenses	$ 184	$ 171	(8)	(11)
Other unallocated income	$ 3	$ 642	(100)	(100)
Interest income, net	$ 84	$ 60	40	43
Investment loss	$ (26)	$ (54)	51	51
Income tax provision (See Note 17)	$ (207)	$ (369)	44	42
Equity in net earnings (losses) from equity method investments	$ (2)	$ —	NM	NM
Effective tax rate (See Note 17)	30.1%	26.5%	(3.6) ppts	(3.6) ppts

(a) Primarily includes revenues and associated expenses of transactions with franchisees and unconsolidated affiliates derived from the Company's central procurement model whereby food and paper products are centrally purchased and then mainly sold to KFC and Pizza Hut franchisees and unconsolidated affiliates that operate our concepts. Amounts have not been allocated to any segment for purposes of making operating decisions or assessing financial performance as the transactions are corporate revenues and expenses in nature.

Revenues from Transactions with Franchisees and Unconsolidated Affiliates

In 2022, the decrease in Revenues from transactions with franchisees and unconsolidated affiliates, excluding the impact of F/X, was mainly due to the acquisition of Hangzhou KFC in December 2021.

Other Revenues/Operating Costs and Expenses

In 2022, the increase in Other revenues/operating costs and expenses was mainly driven by logistics and warehousing services provided to third parties.

Corporate G&A Expenses

In 2022, the increase in Corporate G&A expenses, excluding the impact of F/X, was primarily driven by higher compensation costs.

Other Unallocated Income

Other unallocated income primarily includes a gain of $618 million and $10 million in 2021 recognized from the remeasurement of our previously held equity interest in connection with the consolidation of Hangzhou KFC and the Lavazza joint venture, respectively. See Note 3 for additional information.

Interest Income, Net

The increase in interest income, net for 2022 was primarily driven by higher interest rates.

Investment Loss

The decrease in investment loss primarily relates to a lower decrease in the fair value of our investment in Meituan Dianping ("Meituan") in 2022, as well as lapping our unrealized investment loss in Fujian Sunner Development Co., Ltd. ("Sunner") before the equity method of accounting was applied in 2021. See Note 3 for additional information.

Income Tax Provision

Our income tax provision primarily includes tax on our earnings at the Chinese statutory tax rate of 25%, withholding tax on planned or actual repatriation of earnings outside of China, Hong Kong profits tax, and U.S. corporate income tax, if any. Our effective tax rate was 30.1% and 26.5% in 2022 and 2021, respectively. The higher effective tax rate in 2022 compared with that in 2021 was due to lapping prior year tax benefits from equity income from investments in unconsolidated affiliates and impact of lower pre-tax income.

Significant Known Events, Trends or Uncertainties Expected to Impact Future Results

Impact of COVID-19 Pandemic

Starting in late January 2020 and throughout 2021 and 2022, the COVID-19 pandemic significantly impacted the Company's operations and financial results. In December 2022, the government issued a series of new COVID-19 response guidelines that significantly changed its COVID-19 policies, including removing mass testing and central quarantine requirements as well as lifting travel restrictions. A massive wave of infections quickly surged in the country, spreading to nearly all provinces in China. Sales in January improved sequentially, driven by the resumption of normal services at our restaurants and an earlier Chinese New Year holiday season, which coincided with the pivot in COVID policies. Many people traveled during the holiday for the first time since COVID-19 began. According to government statistics, the number of domestic travelers and related tourism spending during the 7-day Chinese New Year holiday increased year over year, but still remained below the 2019 level. Our same-store sales for the comparable Chinese New Year holiday also increased mid-single digits year over year, but remained below the 2019 level.

As the country enters the new phase of COVID response, we are cautiously optimistic. The overall business environment and consumer sentiment have improved but near-term uncertainties remain. Consumers tend to be more careful with spending after holidays. Experiences in other countries also suggest that further outbreaks following relaxation of COVID restrictions and emergence of different COVID variants may happen. A portion of the population may remain cautious about going out in public, while macroeconomic factors such as an inflationary environment and softening global economic conditions may weigh on consumer spending. As such, we are staying alert in this fluid situation and planning for multiple scenarios to capture growth opportunities and mitigate risks when needed. For further information on the risks associated with the COVID-19 pandemic, see "Item 1A. Risk Factors—Risks Related to Our Business and Industry—Health concerns arising from outbreaks of viruses or other illnesses may have a material adverse effect on our business. The COVID-19 pandemic has had, and may continue to have, adverse effects on our results of operations, cash flows and financial condition."

Tax Examination on Transfer Pricing

We are subject to reviews, examinations and audits by Chinese tax authorities, the IRS and other tax authorities with respect to income and non-income based taxes. Since 2016, we have been under a national audit on transfer pricing by the STA in China regarding our related party transactions for the period from 2006 to 2015. The information and views currently exchanged with the tax authorities focus on our franchise arrangement with YUM. We continue to provide information requested by the tax authorities to the extent it is available to the Company. It is reasonably possible that there could be significant developments, including expert review and assessment by the STA, within the next 12 months. The ultimate assessment and decision of the STA will depend upon further review of the information provided, as well as ongoing technical and other discussions with the STA and in-charge local tax authorities, and therefore it is not possible to reasonably estimate the potential impact at this time. We will continue to defend our transfer pricing position. However, if the STA prevails in the assessment of additional tax due based on its ruling, the assessed tax, interest and penalties, if any, could have a material adverse impact on our financial position, results of operations and cash flows.

PRC Value-Added Tax

Effective May 1, 2016, a 6% output VAT replaced the 5% business tax ("BT") previously applied to certain restaurant sales. Input VAT would be creditable to the aforementioned 6% output VAT. Our new retail business is generally subject to VAT rates at 9% or 13%. The latest VAT rates imposed on our purchase of materials and services included 13%, 9% and 6%, which were gradually changed from 17%, 13%, 11% and 6% since 2017. These rate changes impact our input VAT on all materials and certain services, mainly including construction, transportation and leasing. However, the impact on our operating results is not expected to be significant.

Entities that are VAT general taxpayers are permitted to offset qualified input VAT paid to suppliers against their output VAT upon receipt of appropriate supplier VAT invoices on an entity-by-entity basis. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities, usually on a monthly basis; whereas when the input VAT exceeds the output VAT, the difference is treated as a VAT asset which can be carried forward indefinitely to offset future net VAT payables. VAT related to purchases and sales which have not been settled at the balance sheet date is disclosed separately as an asset and liability, respectively, on the Consolidated Balance Sheets. At each balance sheet date, the Company reviews the outstanding balance of any VAT asset for recoverability, giving consideration to the indefinite life of VAT assets as well as its forecasted operating results and capital spending, which inherently includes significant assumptions that are subject to change. As of December 31, 2022 and 2021, the Company has not made an allowance for the recoverability of VAT assets, as the balance is expected to be utilized to offset against VAT payables or be refunded in the future.

On June 7, 2022, the Chinese Ministry of Finance and the STA jointly issued Circular [2022] No. 21, to extend full VAT credit refunds to more sectors and increase the frequency for accepting taxpayers' applications with an aim to support business recovery. Beginning on July 1, 2022, entities engaged in providing catering services in China are allowed to apply for a lump sum refund of VAT assets accumulated prior to March 31, 2019. In addition, VAT assets accumulated after March 31, 2019 can be refunded on a monthly basis.

As the benefits of certain VAT assets are expected to be realized within one year pursuant to Circular [2022] No. 21, $303 million of VAT assets as of June 30, 2022 were reclassified from Other assets to Prepaid expenses and other current assets. As of December 31, 2022, VAT assets of $88 million, VAT assets of $5 million and a net VAT payable of $7 million were recorded in Prepaid expenses and other current assets, Other assets and Accounts payable and other current liabilities, respectively, on the Consolidated Balance Sheets.

The Company will continue to review the classification of VAT assets at each balance sheet date, giving consideration to the different local implementation practice of refunding the VAT assets and results of the potential administrative review.

We have been benefiting from the retail tax structure reform since it was implemented on May 1, 2016. However, the amount of our expected benefit from this VAT regime depends on a number of factors, some of which are outside of our control. The interpretation and application of the new VAT regime are not settled at some local governmental levels. In addition, China is in the process of enacting the prevailing VAT regulations into VAT law. However, the timetable for enacting the VAT law is not clear. As a result, for the foreseeable future, the benefit of this significant and complex VAT reform has the potential to fluctuate from quarter to quarter.

Foreign Currency Exchange Rate

The reporting currency of the Company is the US$. Most of the revenues, costs, assets and liabilities of the Company are denominated in RMB. Any significant change in the exchange rate between US$ and RMB may materially affect the Company's business, results of operations, cash flows and financial condition, depending on the weakening or strengthening of RMB against the US$. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for a further discussion.

Consolidated Cash Flows

Net cash provided by operating activities was $1,413 million in 2022 as compared to $1,131 million in 2021. The increase was primarily driven by refunds of VAT assets. See Note 8.

Net cash used in investing activities was $522 million in 2022 as compared to $855 million in 2021. The decrease was mainly due to lapping the impact of cash consideration paid for the acquisition of Hangzhou KFC and equity investment in Sunner in 2021.

Net cash used in financing activities was $844 million in 2022 as compared to $313 million in 2021. The increase was primarily due to the resumption of share repurchases starting in the third quarter of 2021 and the cash consideration paid for the acquisition of an additional 20% equity interest in Suzhou KFC.

Liquidity and Capital Resources

Historically we have funded our operations through cash generated from the operation of our Company-owned stores and from our franchise operations and dividend payments from our unconsolidated affiliates. Our global offering in September 2020 provided us with $2.2 billion in net proceeds.

Our ability to fund our future operations and capital needs will primarily depend on our ongoing ability to generate cash from operations. We believe our principal uses of cash in the future will be primarily to fund our operations and capital expenditures for accelerating store network expansion and store remodeling, step up investments in digitalization, automation and logistics infrastructure, provide returns to our stockholders, as well as explore opportunities for acquisitions or investments that build and support our ecosystem. We believe that our future cash from operations, together with our funds on hand and access to capital markets, will provide adequate resources to fund these uses of cash and that our existing cash, net cash from operations and credit facilities will be sufficient to fund our operations and anticipated capital expenditures for the next 12 months. We currently expect our fiscal year 2023 capital expenditures will be in the range of approximately $700 million to $900 million.

If our cash flows from operations are less than we require, we may need to access the capital markets to obtain financing. Our access to, and the availability of, financing on acceptable terms and conditions in the future or at all will be impacted by many factors, including, but not limited to:

• our financial performance;

• our credit ratings;

• the liquidity of the overall capital markets and our access to the U.S. capital markets; and

• the state of the Chinese, U.S. and global economies as well as relations between the Chinese and U.S. governments.

There can be no assurance that we will have access to the capital markets on terms acceptable to us or at all.

Generally, our income is subject to the Chinese statutory tax rate of 25%. However, to the extent our cash flows from operations exceed our China cash requirements, the excess cash may be subject to an additional 10% withholding tax levied by the Chinese tax authority, subject to any reduction or exemption set forth in relevant tax treaties or tax arrangements.

Dividends and Share Repurchases

On March 17, 2022, our board of directors increased the share repurchase authorization by $1 billion to an aggregate of $2.4 billion. Yum China may repurchase shares under this program from time to time in the open market or, subject to applicable regulatory requirements, through privately negotiated transactions, block trades, accelerated share repurchase transactions and the use of Rule 10b5-1 trading plans. Starting in the second quarter of 2020 through July 2021, our share repurchases were suspended due to the impact of the COVID-19 pandemic. During the years ended December 31, 2022 and 2021, the Company repurchased $466 million or 10.5 million shares and $75 million or 1.3 million shares of common stock, respectively, under the repurchase program.

The Company paid a cash dividend of $0.12 per share for each quarter of 2021 and 2022. Total cash dividends of $202 million and $203 million were paid to stockholders in 2022 and 2021, respectively.

On February 7, 2023, the board of directors declared an increase in cash dividend to $0.13 per share, payable on March 28, 2023, to stockholders of record as of the close of business on March 7, 2023.

Our ability to declare and pay any dividends on our stock may be restricted by earnings available for distribution under applicable Chinese laws. The laws, rules and regulations applicable to our Chinese subsidiaries permit payments of dividends only out of their accumulated profits, if any, determined in accordance with applicable Chinese accounting standards and regulations. Under Chinese law, an enterprise incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up previous years' accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. At the discretion of the board of directors, as an enterprise incorporated in China, each of our Chinese subsidiaries may allocate a portion of its after-tax profits based on Chinese accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Borrowing Capacity

As of December 31, 2022, the Company had credit facilities of RMB4,518 million (approximately $655 million), comprised of onshore credit facilities of RMB3,000 million (approximately $435 million) in the aggregate and offshore credit facilities of $220 million in the aggregate.

The credit facilities had remaining terms ranging from less than one year to two years as of December 31, 2022. Each credit facility bears interest based on the prevailing rate stipulated by the People's Bank of China, Loan Prime Rate ("LPR") published by the National Interbank Funding Centre of the PRC, London Interbank Offered Rate ("LIBOR") administered by the ICE Benchmark Administration, or Secured Overnight Financing Rate ("SOFR") published by the Federal Reserve Bank of New York. Each credit facility contains a cross-default provision whereby our failure to make any payment on a principal amount from any credit facility will constitute a default on other credit facilities. Some of the credit facilities contain covenants limiting, among other things, certain additional indebtedness and liens, and certain

Form 10-K

other transactions specified in the respective agreement. Interest on any outstanding borrowings is due at least monthly. Some of the onshore credit facilities contain sub-limits for overdrafts, non-financial bonding, standby letters of credit and guarantees. As of December 31, 2022, we had outstanding bank guarantees of RMB209 million (approximately $30 million) mainly to secure our lease payments to landlords for certain Company-owned restaurants. The credit facilities were therefore reduced by the same amount. There was a $2-million bank borrowing outstanding as of December 31, 2022, which was secured by a $1-million short-term investment. The bank borrowing was due within one year and included in Accounts payable and other current liabilities.

Material Cash Requirements

Our material short-term and long-term cash requirements as of December 31, 2022 included:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Finance Leases[a]	$ 62	$ 7	$ 12	$ 11	$ 32
Operating Leases[a]	2,814	552	837	617	808
Purchase Obligations[b]	478	148	108	181	41
Transition Tax[c]	34	7	27	—	—
Total	$ 3,388	$ 714	$ 984	$ 809	$ 881

(a) These obligations, which are shown on a nominal basis, relate primarily to approximately 11,000 Company-owned restaurants. See Note 12 for additional information.

(b) Purchase obligations relate primarily to capital expenditure commitment for infrastructure, as well as supply and service agreements. We have excluded agreements that are cancelable without penalty or have a remaining term not in excess of one year. Such commitments are generally near term in nature, will be funded from operating cash flows, and are not significant to the Company's overall financial position.

(c) This amount represents transition tax payable on the deemed repatriation of accumulated undistributed foreign earnings after utilizing existing qualified foreign tax credits, which is to be paid over a maximum of eight years beginning in 2018.

We have not included in the table above approximately $25 million of liabilities for unrecognized tax benefits related to the uncertainty with regard to the deductibility of certain business expenses incurred as well as related accrued interest and penalties. These liabilities may increase or decrease over time as a result of tax examinations, and given the status of the examinations, we cannot reliably estimate the period of any cash settlement with the respective taxing authorities. These liabilities exclude amounts that are temporary in nature and for which we anticipate that over time there will be no net cash outflow.

In addition to the material cash requirements listed above, the Company and Lavazza Group have committed to contributing $100 million to the Lavazza joint venture, in proportion to their respective equity interest of 65% and 35%, respectively, by the end of the first quarter of 2023. The cash will be used to further develop the Lavazza coffee concept in China.

We had no material contingent obligations as of December 31, 2022. Please see Note 19 to the Consolidated Financial Statements for further discussion.

Form 10-K

New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

See Note 2 for details of recently adopted accounting pronouncements.

New Accounting Pronouncements Not Yet Adopted

In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2021-08 *Business Combinations (Topic 805)—Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* ("ASU 2021-08"). It requires issuers to apply ASC 606 Revenue from Contracts with Customers to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. We will adopt this standard in the first quarter of 2023, and do not expect the adoption of this standard will have a material impact on our financial statements.

In March 2022, the FASB issued ASU 2022-01 *Fair Value Hedging—Portfolio Layer Method* ("ASU 2022-01"), which allows entities to expand their use of the portfolio layer method for fair value hedges of interest rate risk. Under the guidance, entities can hedge all financial assets under the portfolio layer method and designate multiple hedged layers within a single closed portfolio. The guidance also clarifies the accounting for fair value hedge basis adjustments in portfolio layer hedges and how these adjustments should be disclosed. We will adopt this standard in the first quarter of 2023, and do not expect the adoption of this standard will have a material impact on our financial statements.

In March 2022, the FASB issued ASU 2022-02 *Financial Instrument—Credit Losses* ("ASU 2022-02"), amending ASC 310 to eliminate the recognition and measurement guidance for a troubled debt restructuring for creditors that have adopted ASC 326 and requiring them to make enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. The guidance also requires entities to present gross write-offs by year of origination in their vintage disclosures. We will adopt this standard in the first quarter of 2023, and do not expect the adoption of this standard will have a material impact on our financial statements.

In June 2022, the FASB issued ASU 2022-03 *Fair Value Measurement—Fair Value Measurement of Equity Securities Subject to Contractual Sale Restriction* ("ASU 2022-03"), clarifying that a contractual restriction on the sales of an equity security is not considered part of the unit of account of the equity security, and therefore, is not considered when measuring fair value. The guidance also clarifies that a contractual sales restriction should not be recognized as a separate unit of account. We will adopt this standard in the first quarter of 2023, and do not expect the adoption of this standard will have a material impact on our financial statements.

In September 2022, the FASB issued ASU 2022-04 *Liabilities—Disclosure of Supplier Finance Program Obligations* ("ASU 2022-04"), requiring entities that use supplier finance programs in connection with the purchase of goods and services to disclose the key terms of the programs and information about their obligations outstanding at the end of the reporting period. We will adopt this standard in the first quarter of 2023, and do not expect the adoption of this standard will have a material impact on our financial statements.

Critical Accounting Policies and Estimates

Our reported results are impacted by the application of certain accounting policies that require us to make subjective or complex judgments. These judgments involve estimations of the effect of matters that are inherently uncertain and may significantly impact our quarterly or annual results of operations or financial condition. Changes in the estimates and judgments could significantly affect our results of operations, financial condition and cash flows in future years. A description of what we consider to be our most significant critical accounting policies and estimates follows.

Loyalty Programs

Each of the Company's KFC and Pizza Hut reportable segments operates a loyalty program that allows registered members to earn points for each qualifying purchase. Points, which generally expire 18 months after being earned, may be redeemed for future purchases of KFC or Pizza Hut branded products or other products for free or at a discounted price. Points cannot be redeemed or exchanged for cash. The estimated value of points earned by the loyalty program members is recorded as a reduction of revenue at the time the points are earned, based on the percentage of points that are projected to be redeemed, with a corresponding deferred revenue liability included in Accounts payable and other current liabilities in the Consolidated Balance Sheets and subsequently recognized into revenue when the points are redeemed or expire. The Company estimates the value of the future redemption obligations based on the estimated value of the product for which points are expected to be redeemed and historical redemption patterns and reviews such estimates periodically based upon the latest available information regarding redemption and expiration patterns.

Breakage Revenue

We recognize revenues from prepaid stored-value products, including gift cards and product vouchers, when they are redeemed by the customer. Prepaid gift cards sold at any given point generally expire over the next 36 months, and product vouchers generally expire over a period of up to 12 months. We recognize breakage revenue, which is the amount of prepaid stored-value products that is not expected to be redeemed, either (1) proportionally in earnings as redemptions occur, in situations where the Company expects to be entitled to a breakage amount, or (2) when the likelihood of redemption is remote, in situations where the Company does not expect to be entitled to breakage, provided that there is no requirement for remitting balances to government agencies under unclaimed property laws. The Company reviews its breakage estimates at least annually based upon the latest available information regarding redemption and expiration patterns.

Impairment or Disposal of Long-Lived Assets

We review long-lived assets of restaurants (primarily operating lease right-of-use assets and property, plant and equipment ("PP&E")) semi-annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. We evaluate recoverability based on the restaurant's forecasted undiscounted cash flows, which are based on our entity-specific assumptions, to the carrying value of such assets. The forecasted undiscounted cash flows incorporate our best estimate of sales growth based upon our operation plans for the unit and actual results at comparable restaurants. For restaurant assets that are deemed not to be recoverable, we write down the impaired restaurant to its estimated fair value. In determining the fair value of restaurant-level assets, we consider the highest and best use of the assets from market participants' perspective, which is represented by the higher of the forecasted discounted cash flows of operating restaurants and the price market participants would pay to sub-lease the operating lease right-of-use assets and acquire remaining restaurant assets, even if that use differs from the current use by the Company. Key assumptions in the determination of fair value include reasonable sales growth assumption in generating after-tax cashflows that would be used by a franchisee in the determination of a purchase price for the restaurant, and market rental assumption for estimating the price market participants would pay to sub-lease the operating lease right-of-use assets. Estimates of forecasted cash flows of operating restaurants are highly subjective judgments and can be significantly impacted by changes in the business or economic conditions. Estimates of the price market participants would pay to sub-lease the operating lease right-of-use assets are based on comparable market rental information that could be reasonably obtained for the property. In situations where the highest and best use of the restaurant-level assets from market participants' perspective is represented by sub-leasing the operating lease right-of-use assets and acquiring the remaining restaurant assets, the Company continues to use these assets in operating its restaurant business, which is consistent with its long-term strategy of growing revenue through operating restaurant concepts.

When we believe it is more likely than not a restaurant or groups of restaurants will be refranchised for a price less than their carrying value, but do not believe the restaurant(s) have met the criteria to be classified as held for sale, we review the restaurants for impairment. Expected net sales proceeds are generally based on actual bids from the buyer.

The discount rate used in the fair value calculations is our estimate of the required rate-of-return that a franchisee would expect to receive when purchasing a similar restaurant or groups of restaurants and the related long-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

We evaluate indefinite-lived intangible assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicates impairment might exist. We perform our annual test for impairment of our indefinite-lived intangible assets at the beginning of our fourth quarter. When we evaluate these assets for impairment, we have the option to first perform a qualitative assessment to determine whether an intangible asset group is impaired. If we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of the intangible asset group is less than its carrying amount, we will then perform a quantitative assessment. Fair value is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future after-tax cash flows associated with the intangible asset. The discount rate is our estimate of the required rate-of-return that a third-party buyer would expect to receive. These estimates are highly subjective, and our ability to achieve the forecasted cash is affected by factors such as changes in our operating performance and business strategies and changes in economic conditions. Our indefinite-lived intangible assets had a book value of $130 million and $141 million as of December 31, 2022 and 2021, respectively, representing two material indefinite-lived intangible assets, which are our Little Sheep and Huang Ji Huang trademarks.

In the year ended December 31, 2022, considering the continuing adverse effects of the COVID-19 pandemic, we performed quantitative impairment assessments for the Little Sheep and Huang Ji Huang trademarks and the fair value estimate exceeded their carrying amount. Fair value of the Little Sheep and Huang Ji Huang trademarks was determined using a relief-from-royalty valuation approach that was based on unobservable inputs, including estimated future revenues as well as the selection of an appropriate discount rate based on weighted-average cost of capital which includes company-specific risk premium, which are considered Level 3 inputs. No impairment charges on trademarks related to Little Sheep and Huang Ji Huang were recorded in 2022 and 2021.

Our finite-lived intangible assets that are not allocated to an individual restaurant are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed not recoverable on a undiscounted basis is written down to its estimated fair value, which is our estimate of the price a willing buyer would pay for the intangible asset based on discounted expected future after-tax cash flows. For purposes of our impairment analysis, we update the cash flows that were initially used to value the finite-lived intangible asset to reflect our current estimates and assumptions over the asset's future remaining life.

Impairment of Goodwill

We evaluate goodwill for impairment on an annual basis as of the beginning of our fourth quarter or more often if an event occurs or circumstances change that indicates impairment might exist. When we evaluate goodwill for impairment, we have the option to first perform a qualitative assessment to determine whether it is more likely than not the fair value of a reporting unit is less than its carrying amount. If we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, we will then perform a quantitative assessment. Our reporting units are our individual operating segments. Fair value is the price a willing buyer would pay for the reporting unit, and is generally estimated using discounted expected future after-tax cash flows from the business operation of the reporting unit.

Future cash flow estimates and the discount rate are the key assumptions when estimating the fair value of a reporting unit. Future cash flows are based on growth expectations relative to recent historical performance and incorporate sales growth and margin improvement assumptions that we believe a third-party buyer would assume when determining a purchase price for the reporting unit. The sales growth and margin improvement assumptions that factor into the discounted cash flows are highly correlated as cash flow growth can be achieved through various interrelated strategies such as product pricing and restaurant productivity initiatives. The discount rate is our estimate of the required rate-of-return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows. These estimates are highly subjective, and our ability to achieve the forecasted cash is affected by factors such as changes in our operating performance and business strategies and changes in economic conditions.

Our goodwill of $1,988 million as of December 31, 2022 was related to the KFC, Pizza Hut, Huang Ji Huang and Lavazza reporting units. In the year ended December 31, 2022, considering the continuing adverse effects of the COVID-19 pandemic, we performed quantitative impairment assessments for goodwill related to Huang Ji Huang and the fair value estimate exceeded its carrying amount. The fair value of Huang Ji Huang reporting unit was based on the estimated price a willing buyer would pay, and was determined using an income approach with future cash flow estimates supported by estimated future sales, margin, as well as the selection of an appropriate discount rate based on weighted-average cost of capital which includes company-specific risk premium. We elected to perform a qualitative impairment assessment for each of our individual reporting units of KFC, Pizza Hut and Lavazza in 2022. Based on our qualitative assessment, the Company concluded that no changes in events or circumstances have occurred that indicated impairment may exist and it was more likely than not that the fair value of the reporting units exceeds their carrying amount and therefore no quantitative assessment was required. No impairment charge on goodwill was recorded in 2022 and 2021.

If we record goodwill upon acquisition of a restaurant(s) from a franchisee and such restaurant(s) is then sold within two years of acquisition, the goodwill associated with the acquired restaurant(s) is written off in its entirety. If the restaurant is refranchised two years or more subsequent to its acquisition, we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising and the portion of the reporting unit that will be retained.

Share-Based Compensation

We account for share awards issued to employees in accordance with Accounting Standards Codification Topic 718 ("ASC 718"), *Compensation-Stock Compensation*. Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. We recognize share-based compensation expense for awards granted to employees and non-employee directors using the straight-line method.

We estimated the fair value of stock options and SARs at the grant date using the Black-Scholes option-pricing model ("the BS model"). It should be noted that the option-pricing model requires the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate and, as a result, our operating profit and net income. PSUs have market conditions that are based on the closing price of Yum China's stock or relative total shareholder return against the MSCI China Index measured over the performance period. The fair values of PSUs have been determined based on the outcome of a Monte-Carlo Simulation model (the "MCS model").

Under the BS and MCS models, we made a number of assumptions regarding the fair value of the share-based awards, including:

- the expected future volatility of the price of shares of Yum China common stock;

- the risk-free interest rate;

- the expected dividend yield; and

- the expected term.

We estimated the expected future volatility of the price of shares of Yum China common stock based on the historical price volatility of the publicly traded shares of common stock of comparable companies in the same business as Yum China as well as the historical volatility of the Company's common stock. The risk-free interest rate was based on the U.S. Treasury zero-coupon yield in effect with maturity terms equal to the expected term or performance measurement period of the awards. The dividend yield was estimated based on the Company's dividend policy. We use historical turn-over data to estimate the expected forfeiture rate.

Income Taxes

Uncertain Tax Positions

We are subject to reviews, examinations and audits by Chinese tax authorities, the IRS and other tax authorities with respect to income and non-income based taxes. We recognize the benefit of positions taken or expected to be taken in our tax returns when it is more likely than not that the position would be sustained upon examination by these tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. At December 31, 2022 and 2021, we had $21 million and $20 million, respectively, of unrecognized tax benefits related to the uncertainty with regard to the deductibility of certain business expenses incurred. We evaluate unrecognized tax benefits, including interest thereon, on a quarterly basis to ensure that they have been appropriately adjusted for events, including audit settlements, which may impact our ultimate payment for such exposures.

Since 2016, we have been under a national audit on transfer pricing by the STA in China regarding our related party transactions for the period from 2006 to 2015. The information and views currently exchanged with the tax authorities focus on our franchise arrangement with YUM. We continue to provide information requested by the tax authorities to the extent it is available to the Company. It is reasonably possible that there could be significant developments, including expert review and assessment by the STA, within the next 12 months. The ultimate assessment and decision of the STA will depend upon further review of the information provided, as well as ongoing technical and other discussions with the STA and in-charge local tax authorities, and therefore it is not possible to reasonably estimate the potential impact at this time. We will continue to defend our transfer pricing position. However, if the STA prevails in the assessment of additional tax due based on its ruling, the assessed tax, interest and penalties, if any, could have a material adverse impact on our financial position, results of operations and cash flows.

Unremitted Earnings of Foreign Subsidiaries

We have investments in our foreign subsidiaries where the carrying values for financial reporting exceed the tax basis. Except for the planned but yet to be distributed earnings, we have not provided deferred tax on the portion of the excess that we believe is indefinitely reinvested, as we have the ability and intent to indefinitely postpone the basis differences from reversing with a tax consequence. The Company's separation from YUM was intended to qualify as a tax-free reorganization for U.S. income tax purposes resulting in the excess of financial reporting basis over tax basis in our investment in the China business continuing to be indefinitely reinvested. The excess of financial reporting basis over tax basis as of December 31, 2017 was subject to the one-time transition tax under the Tax Act as a deemed repatriation of accumulated undistributed earnings from the foreign subsidiaries. However, we continue to believe that the portion of the excess of financial reporting basis over tax basis (including earnings and profits subject to the one-time transition tax) is indefinitely reinvested in our foreign subsidiaries for foreign withholding tax purposes. We estimate that our total temporary difference for which we have not provided foreign withholding taxes is approximately $3 billion at December 31, 2022. The foreign withholding tax rate on this amount is 5% or 10% depending on the manner of repatriation and the applicable tax treaties or tax arrangements.

See Note 17 of the Consolidated Financial Statements for a further discussion of our income taxes.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk

Changes in foreign currency exchange rates impact the translation of our reported foreign currency-denominated earnings, cash flows and net investments in foreign operations, virtually all of which are denominated in RMB. While substantially all of our supply purchases are denominated in RMB, from time to time, we enter into agreements at predetermined exchange rates with third parties to purchase certain amount of goods and services sourced overseas and make payments in local currencies when practical, to minimize the related foreign currency exposure with immaterial impact on our financial statements.

As substantially all of the Company's long-lived assets are located in China, the Company is exposed to movements in the RMB foreign currency exchange rate. For the year ended December 31, 2022, the Company's operating profit would have decreased approximately $62 million if RMB weakened 10% relative to the U.S. dollar. This estimated reduction assumes no changes in sales volumes or local currency sales or input prices.

Commodity Price Risk

We are subject to volatility in food costs as a result of market risk associated with commodity prices. Our ability to recover increased costs through higher pricing is, at times, limited by the competitive environment in which we operate. We manage our exposure to this risk primarily through pricing agreements with our vendors.

Investment Risk

In September 2018, we invested $74 million in 8.4 million of Meituan's ordinary shares. The Company sold 4.2 million of its ordinary shares of Meituan in the second quarter of 2020 for proceeds of approximately $54 million. The equity investment is recorded at fair value, which is measured on a recurring basis and is subject to market price volatility. See Note 3 of the Consolidated Financial Statements for a further discussion on our investment in Meituan.

Form 10-K

Item 8.   Financial Statements and Supplementary Data.

INDEX TO FINANCIAL INFORMATION

Financial Statement Schedules

No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the above-listed financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Yum China Holdings, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yum China Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Form 10-K

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of impairment of long-lived assets of restaurants

As discussed in Notes 2, 8 and 12 to the consolidated financial statements, property, plant and equipment, net and operating lease right-of-use assets were US$2,118 million and US$2,219 million, respectively, as of December 31, 2022, which included the long-lived assets of the Company's restaurants. For restaurant assets with indicators that the carrying value may not be recoverable, the Company evaluates recoverability of these assets by comparing the forecasted undiscounted cash flows of the restaurant's operations to the carrying value of such assets. For restaurant assets that are not deemed to be recoverable, the Company writes down the restaurant assets to the estimated fair value. The Company determines the fair value of the restaurant assets based on the higher of the forecasted discounted cash flows of the restaurant's operations and the price market participants would pay to sub-lease the operating lease right-of-use assets and acquire the remaining restaurant assets.

We identified the assessment of impairment of long-lived assets of restaurants as a critical audit matter. A high degree of auditor judgment was required in assessing the sales growth rates used to estimate the forecasted undiscounted cash flows of the restaurants' operations. In addition, specialized skills and knowledge were needed to assess the Company's market rental assumptions to estimate the fair values of the operating lease right-of-use assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's long-lived assets of restaurants impairment assessment process. This included controls related to the determination of the sales growth rates and the market rentals. To evaluate the sales growth rates, we compared the sales growth rates of a sample of restaurants to the historical sales growth rates and the Company's operation plans for the respective restaurants. We performed sensitivity analyses over the sales growth rates for a selection of restaurants to assess their impact on the restaurants' forecasted undiscounted cash flows. We involved valuation professionals with specialized skills and knowledge, who assisted in:

- Comparing the market rentals of a sample of restaurants to respective market rental ranges that we independently developed using external data; and

- Developing independent estimates of the fair values of the operating lease right-of-use assets based on the price that market participants would pay to sub-lease the right-of-use assets for a sample of restaurants and comparing the results of our estimates to the Company's estimates.

Evaluation of uncertain tax position

As discussed in Notes 2 and 17 to the consolidated financial statements, the Company recognizes the benefit of positions taken or expected to be taken in tax returns in the financial statements when it is more likely than not (more than a 50% likelihood) that the position would be sustained upon examination by tax authorities. Since 2016, the Company has been under a national audit on transfer pricing by the Chinese State Taxation Administration ("STA") regarding the related party transactions for the period from 2006 to 2015.

We identified the evaluation of the Company's uncertain tax position pertaining to the transfer pricing used in the related party transactions under audit by the STA as a critical audit matter. A high degree of auditor judgment and specialized skills and knowledge were required in evaluating the Company's interpretation of the applicable tax laws and regulations and the estimate of the more likely than not assessment of tax position being sustained under examination by tax authorities.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control related to the Company's assessment process pertaining to the transfer pricing audit, including the control related to the interpretation of the applicable tax laws and regulations and the assessment of the uncertain tax position being sustained under examination by tax authorities. Since tax law is complex and often subject to interpretation, we involved tax professionals with specialized skills and knowledge, who assisted in:

- Reading the correspondence received by the Company from the tax authorities in connection with the transfer pricing audit by the STA, as well as responses and information the Company submitted to the tax authorities;

- Evaluating the Company's identification and consideration of information that could significantly affect the recognition and measurement of the uncertain tax position; and

- Evaluating the Company's interpretation of applicable tax laws and regulations, technical analysis and the application of the accounting standards in assessing the recognition and measurement of the potential impact from the uncertain tax position.

/s/ KPMG Huazhen LLP

We have served as the Company's auditor since 2016.

Shanghai, China
March 1, 2023

Consolidated Statements of Income

Yum China Holdings, Inc.
Years ended December 31, 2022, 2021 and 2020

(in US$ millions, except per share data)

	2022	2021	2020
Revenues			
Company sales	$ 9,110	$ 8,961	$ 7,396
Franchise fees and income	81	153	148
Revenues from transactions with franchisees and unconsolidated affiliates	287	663	647
Other revenues	91	76	72
Total revenues	9,569	9,853	8,263
Costs and Expenses, Net			
Company restaurants			
Food and paper	2,836	2,812	2,342
Payroll and employee benefits	2,389	2,258	1,730
Occupancy and other operating expenses	2,604	2,664	2,226
Company restaurant expenses	7,829	7,734	6,298
General and administrative expenses	594	564	479
Franchise expenses	34	64	65
Expenses for transactions with franchisees and unconsolidated affiliates	279	649	633
Other operating costs and expenses	78	65	57
Closures and impairment expenses, net	32	34	55
Other expenses (income), net	94	(643)	(285)
Total costs and expenses, net	8,940	8,467	7,302
Operating Profit	629	1,386	961
Interest income, net	84	60	43
Investment (loss) gain	(26)	(54)	104
Income Before Income Taxes and Equity in Net Earnings (Losses) from Equity Method Investments	687	1,392	1,108
Income tax provision	(207)	(369)	(295)
Equity in net earnings (losses) from equity method investments	(2)	—	—
Net income—including noncontrolling interests	478	1,023	813
Net income—noncontrolling interests	36	33	29
Net Income—Yum China Holdings, Inc.	$ 442	$ 990	$ 784
Weighted-average common shares outstanding (in millions):			
Basic	421	422	390
Diluted	425	434	402
Basic Earnings Per Common Share	$ 1.05	$ 2.34	$ 2.01
Diluted Earnings Per Common Share	$ 1.04	$ 2.28	$ 1.95

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

Yum China Holdings, Inc.
Years ended December 31, 2022, 2021 and 2020

(in US$ millions)

	2022	2021	2020
Net income—including noncontrolling interests	$ 478	$ 1,023	$ 813
Other comprehensive (loss) income, net of tax of nil			
Foreign currency translation adjustments	(431)	108	230
Comprehensive income—including noncontrolling interests	47	1,131	1,043
Comprehensive (loss) income—noncontrolling interests	(24)	40	43
Comprehensive Income—Yum China Holdings, Inc.	$ 71	$ 1,091	$ 1,000

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Consolidated Statements of Cash Flows
Yum China Holdings, Inc.
Years ended December 31, 2022, 2021 and 2020

(in US$ millions)

	2022	2021	2020
Cash Flows—Operating Activities			
Net income—including noncontrolling interests	$ 478	$ 1,023	$ 813
Depreciation and amortization	602	516	450
Non-cash operating lease cost	435	424	368
Closures and impairment expenses	32	34	55
Gain from re-measurement of equity interest upon acquisition	—	(628)	(239)
Investment loss (gain)	26	53	(104)
Equity income from investments in unconsolidated affiliates	—	(44)	(62)
Distributions of income received from unconsolidated affiliates	7	32	55
Deferred income taxes	(20)	160	111
Share-based compensation expense	42	41	36
Changes in accounts receivable	(1)	(5)	(15)
Changes in inventories	(19)	(16)	17
Changes in prepaid expenses and other current assets and VAT assets (Note 8(a))	207	(72)	(17)
Changes in accounts payable and other current liabilities	16	118	65
Changes in income taxes payable	25	(26)	17
Changes in non-current operating lease liabilities	(396)	(461)	(394)
Other, net	(21)	(18)	(42)
Net Cash Provided by Operating Activities	**1,413**	**1,131**	**1,114**
Cash Flows—Investing Activities			
Capital spending	(679)	(689)	(419)
Purchases of short-term investments and long-term time deposits	(5,189)	(6,139)	(4,556)
Maturities of short-term investments and long-term time deposits	5,365	6,383	2,061
Contributions to unconsolidated affiliates	—	—	(17)
Acquisition of business, net of cash acquired	(23)	(115)	(288)
(Acquisitions) disposal of equity investments	—	(300)	54
Other, net	4	5	56
Net Cash Used in Investing Activities	**(522)**	**(855)**	**(3,109)**
Cash Flows—Financing Activities			
Common stock issuance proceeds, net of issuance costs	—	—	2,195
Repurchase of shares of common stock	(466)	(75)	(8)
Cash dividends paid on common stock	(202)	(203)	(95)
Dividends paid to noncontrolling interests	(72)	(57)	(33)
Acquisitions of noncontrolling interests	(113)	—	—
Contributions from noncontrolling interests	18	37	—
Payment of acquisition related holdback	(7)	(8)	—
Other, net	(2)	(7)	(1)
Net Cash (Used in) Provided by Financing Activities	**(844)**	**(313)**	**2,058**
Effect of Exchange Rates on Cash, Cash Equivalents and Restricted Cash	**(53)**	**15**	**40**
Net (Decrease) Increase in Cash, Cash Equivalents and Restricted Cash	**(6)**	**(22)**	**103**
Cash, Cash Equivalents and Restricted Cash—Beginning of Year	**1,136**	**1,158**	**1,055**
Cash, Cash Equivalents and Restricted Cash—End of Year	**$ 1,130**	**$ 1,136**	**$ 1,158**
Supplemental Cash Flow Data			
Cash paid for income tax	204	255	170
Non-cash Investing and Financing Activities			
Capital expenditures included in accounts payable and other current liabilities	181	269	203

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Yum China Holdings, Inc.
December 31, 2022 and 2021

(in US$ millions)

	2022	2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,130	$ 1,136
Short-term investments	2,022	2,860
Accounts receivable, net	64	67
Inventories, net	417	432
Prepaid expenses and other current assets	307	221
Total Current Assets	3,940	4,716
Property, plant and equipment, net	2,118	2,251
Operating lease right-of-use assets	2,219	2,612
Goodwill	1,988	2,142
Intangible assets, net	159	272
Long-term time deposits	680	90
Investments in unconsolidated affiliates	266	292
Deferred income tax assets	113	106
Other assets	343	742
Total Assets	**11,826**	**13,223**
LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY		
Current Liabilities		
Accounts payable and other current liabilities	2,098	2,332
Income taxes payable	68	51
Total Current Liabilities	2,166	2,383
Non-current operating lease liabilities	1,906	2,286
Non-current finance lease liabilities	42	40
Deferred income tax liabilities	390	425
Other liabilities	162	167
Total Liabilities	4,666	5,301
Redeemable Noncontrolling Interest	12	14
Equity		
Common stock, $0.01 par value; 1,000 million shares authorized; 419 million shares and 449 million shares issued at December 31, 2022 and 2021, respectively; 419 million shares and 428 million shares outstanding at December 31, 2022 and 2021, respectively	4	4
Treasury stock	—	(803)
Additional paid-in capital	4,390	4,695
Retained earnings	2,191	2,892
Accumulated other comprehensive (loss) income	(103)	268
Total Yum China Holdings, Inc. Stockholders' Equity	6,482	7,056
Noncontrolling interests	666	852
Total Equity	7,148	7,908
Total Liabilities, Redeemable Noncontrolling Interest and Equity	$ 11,826	$ 13,223

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Consolidated Statements of Equity

Yum China Holdings, Inc.
Years ended December 31, 2022, 2021 and 2020

(in US$ millions)

	Yum China Holdings, Inc.									
	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock		Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interest
	Shares*	Amount				Shares*	Amount			
Balance at December 31, 2019	**395**	**$ 4**	**$ 2,427**	**$ 1,416**	**$ (49)**	**(19)**	**$ (721)**	**$ 98**	**$ 3,175**	**$ —**
Net Income				784				29	813	—
Foreign currency translation adjustments					216			14	230	—
Comprehensive income									1,043	—
Dividends declared								(32)	(32)	
Cash dividends declared ($0.24 per common share)				(95)					(95)	
Acquisition of business								144	144	12
Issuance of common stock, net of issuance costs	42	—	2,193						2,193	
Repurchase of shares of common stock						—	(7)		(7)	
Exercise and vesting of share-based awards	3	—	2						2	
Share-based compensation			36						36	
Balance at December 31, 2020	**440**	**$ 4**	**$ 4,658**	**$ 2,105**	**$ 167**	**(20)**	**$ (728)**	**$ 253**	**$ 6,459**	**$ 12**
Net Income				990				32	1,022	1
Foreign currency translation adjustments					101			7	108	—
Comprehensive income									1,130	1
Dividends declared								(39)	(39)	
Cash dividends declared ($0.48 per common share)				(203)					(203)	
Acquisition of business								562	562	
Contributions from noncontrolling interests								37	37	
Repurchase of shares of common stock						(1)	(75)		(75)	
Exercise and vesting of share-based awards	2	—	(3)						(3)	
Exercise of the warrants	8	—	—						—	
Share-based compensation			41						41	
Revaluation of redeemable noncontrolling interest			(1)						(1)	1
Balance at December 31, 2021	**449**	**$ 4**	**$ 4,695**	**$ 2,892**	**$ 268**	**(21)**	**$ (803)**	**$ 852**	**$ 7,908**	**$ 14**
Net Income (Loss)				442				37	479	(1)
Foreign currency translation adjustments				(371)				(60)	(431)	—
Comprehensive income									48	(1)
Dividends declared								(81)	(81)	
Cash dividends declared ($0.48 per common share)				(202)					(202)	
Contributions from noncontrolling interests								18	18	
Repurchase and retirement of shares	(31)	—	(328)	(941)		21	803		(466)	
Exercise and vesting of share-based awards	1	—	(3)						(3)	
Share-based compensation			41						41	
Acquisition of noncontrolling interest			(15)					(100)	(115)	(1)
Balance at December 31, 2022	**419**	**$ 4**	**$ 4,390**	**$ 2,191**	**$ (103)**	**—**	**$ —**	**$ 666**	**$ 7,148**	**$ 12**

*: Shares may not add due to rounding.

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

Notes to Consolidated Financial Statements

(Tabular amounts in US$ millions, except as otherwise noted)

Note 1—Description of Business

Yum China Holdings, Inc. ("Yum China" and, together with its subsidiaries, the "Company," "we," "us," and "our") was incorporated in Delaware on April 1, 2016.

The Company owns, franchises or has ownership in entities that own and operate restaurants (also referred to as "stores" or "units") under the KFC, Pizza Hut, Taco Bell, Lavazza, Little Sheep and Huang Ji Huang concepts (collectively, the "concepts"). In connection with the separation of the Company in 2016 from its former parent company, Yum! Brands, Inc. ("YUM"), a master license agreement was entered into between Yum Restaurants Consulting (Shanghai) Company Limited ("YCCL"), a wholly-owned indirect subsidiary of the Company and YUM, through YRI China Franchising LLC, a subsidiary of YUM, effective from January 1, 2020 and previously through Yum! Restaurants Asia Pte. Ltd., another subsidiary of YUM, from October 31, 2016 to December 31, 2019, for the exclusive right to use and sublicense the use of intellectual property owned by YUM and its subsidiaries for the development and operation of the KFC, Pizza Hut and, subject to achieving certain agreed-upon milestones, Taco Bell brands and their related marks and other intellectual property rights for restaurant services in the People's Republic of China (the "PRC" or "China"), excluding Hong Kong, Macau and Taiwan. The term of the license is 50 years from October 31, 2016 for the KFC and Pizza Hut brands and, subject to achieving certain agreed-upon milestones, 50 years from April 15, 2022 for the Taco Bell brand, with automatic renewals for additional consecutive renewal terms of 50 years each, subject only to us being in "good standing" and unless we give notice of our intent not to renew. In exchange, we pay a license fee to YUM equal to 3% of net system sales from both our Company and franchise restaurants. We own the intellectual property of Little Sheep and Huang Ji Huang and pay no license fee related to these concepts.

In 1987, KFC was the first quick-service restaurant brand to enter China. As of December 31, 2022, there are over 9,000 KFC stores in China. We maintain a 58%, 70%, and 83% controlling interest in the entities that own and operate the KFCs in and around Shanghai, Beijing and Wuxi, respectively. During the third quarter of 2020, the Company completed the acquisition of an additional 25% equity interest in an unconsolidated affiliate that operates KFC stores in and around Suzhou, China ("Suzhou KFC"), for cash consideration of $149 million. Upon closing of the acquisition, the Company increased its equity interest to 72%, allowing the Company to consolidate Suzhou KFC. In December 2022, the Company acquired an additional 20% equity interest in Suzhou KFC for cash consideration of $115 million, bringing our total ownership to 92%. During the fourth quarter of 2021, the Company completed its investment of a 28% equity interest in Hangzhou Catering Service Group ("Hangzhou Catering"), for cash consideration of $255 million. Upon closing, the Company directly and indirectly holds an approximately 60% equity interest in the Hangzhou KFC joint venture that operates KFC stores in and around Hangzhou, China ("Hangzhou KFC"), allowing the Company to consolidate Hangzhou KFC. These acquisitions were considered immaterial.

The first Pizza Hut in China opened in 1990. As of December 31, 2022, there are over 2,900 Pizza Hut restaurants in China.

In the second quarter of 2020, the Company partnered with Luigi Lavazza S.p.A. ("Lavazza Group"), the world renowned family-owned Italian coffee company, and entered into a joint venture to explore and develop the Lavazza coffee concept in China. In September 2021, the Company and Lavazza Group entered into agreements for the previously formed joint venture ("Lavazza joint venture") to accelerate the expansion of Lavazza coffee shops in China. Upon execution of these agreements, the Company controls and consolidates the joint venture with its 65% equity interest. The acquisition was considered immaterial.

In 2017, the Company acquired a controlling interest in the holding company of DAOJIA.com.cn ("Daojia"), an online food delivery service provider in China. This business was extended to also include a team managing the delivery services for restaurants, including restaurants in our system, with their results reported under our delivery operating segment.

As part of our strategy to drive growth from off-premise occasions, we also developed our own retail brand operations, Shaofaner, which sells packaged foods through online and offline channels. The operating results of Shaofaner are included in our e-commerce business operating segment.

The Company has two reportable segments: KFC and Pizza Hut. Our remaining operating segments, including the operations of Taco Bell, Lavazza, Little Sheep, Huang Ji Huang, COFFii & JOY, East Dawning, our delivery operating segment and our e-commerce business, are combined and referred to as All Other Segments, as those operating segments are insignificant both individually and in the aggregate. Additional details on our segment reporting are included in Note 18.

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "YUMC". On September 10, 2020, the Company completed a secondary listing of its common stock on the Main Board of the Hong Kong Stock Exchange ("HKEX") under the stock code "9987," in connection with a global offering of 41,910,700 shares of its common stock. Net proceeds raised by the Company from the global offering after deducting underwriting fees and the offering expenses amounted to $2.2 billion. On October 24, 2022, the Company's voluntary conversion of its secondary listing status to a primary listing status on the HKEX became effective ("Primary Conversion") and the Company became a dual primary listed company on the NYSE and HKEX. On the same day, the Company's shares of common stock traded on the HKEX were included in the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect. The Company's common stock listed on the NYSE and HKEX continue to be fully fungible.

Note 2—Summary of Significant Accounting Policies

Our preparation of the accompanying Consolidated Financial Statements in conformity with Generally Accepted Accounting Principles in the United States of America ("GAAP") requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Preparation and Principles of Consolidation. Intercompany accounts and transactions have been eliminated in consolidation. We consolidate entities in which we have a controlling financial interest, the usual condition of which is ownership of a majority voting interest. We also consider consolidating an entity in which we have certain interests where the controlling financial interest may be achieved through arrangements that do not involve voting interests. Such an entity, known as a variable interest entity ("VIE"), is required to be consolidated by its primary beneficiary. The primary beneficiary is the entity that possesses the power to direct the activities of the VIE that most significantly impact its economic performance and has the obligation to absorb losses or the right to receive benefits from the VIE that are significant to it.

Our most significant variable interests are in entities that operate restaurants under franchise arrangements. We do not generally have an equity interest in our franchisee businesses. Additionally, we do not typically provide significant financial support such as loans or guarantees to our franchisees. We have variable interests in certain entities that operate restaurants under franchise agreements through real estate lease arrangements with them to which we are a party. At December 31, 2022, the Company had future lease payments due from franchisees, on a nominal basis, of approximately $29 million. As our franchise arrangements provide our franchisee entities the power to direct the activities that most significantly impact their economic performance, we do not consider ourselves the primary beneficiary of any such entity that might otherwise be considered a VIE.

Through the acquisition of Daojia, the Company also acquired a VIE and subsidiaries of the VIE effectively controlled by Daojia. There exists a parent-subsidiary relationship between Daojia and its VIE as a result of certain exclusive agreements that require Daojia to consolidate its VIE and subsidiaries of the VIE because Daojia is the primary beneficiary that possesses the power to direct the activities of the VIE that most significantly impact its economic performance, and is entitled to substantially all of the profits and has the obligation to absorb all of the expected losses of the VIE. The acquired VIE and its subsidiaries were considered immaterial, both individually and in the aggregate. The results of Daojia's operations have been included in the Company's Consolidated Financial Statements since the acquisition date.

We consolidate the entities that operate KFCs in and around Shanghai, Beijing, Wuxi, Suzhou and Hangzhou, as well as the Lavazza joint venture where we have controlling interests since the respective acquisition dates.

Comparative Information. Certain comparative items in the Consolidated Financial Statements have been reclassified to conform to the current year's presentation to facilitate comparison.

Fiscal Calendar. Our fiscal year ends on December 31, with each quarter comprised of three months.

Foreign Currency. Our functional currency for the operating entities in China is the Chinese Renminbi ("RMB"), the currency of the primary economic environment in which they operate. Income and expense accounts for our operations are then translated into U.S. dollars at the average exchange rates prevailing during the period. Assets and liabilities are then translated into U.S. dollars at exchange rates in effect at the balance sheet date. Foreign currency translation adjustments are recorded in the Accumulated other comprehensive income on the Consolidated Balance Sheets. Gains and losses arising from the impact of foreign currency exchange rate fluctuations on transactions in foreign currency, to the extent they arise, are included in Other income, net in our Consolidated Statements of Income.

Franchise Operations. We execute agreements which set out the terms of our arrangement with franchisees. Our franchise agreements typically require the franchisee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to our approval and their payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration.

The 3% license fees we pay to YUM for the right to sublicense the KFC, Pizza Hut and Taco Bell intellectual property to franchisees and unconsolidated affiliates that operate our concepts are recorded in Franchise expenses. License fees due to YUM for our Company-owned stores are included in Occupancy and other operating expenses. Total license fees paid to YUM were $277 million, $298 million and $256 million during the years ended December 31, 2022, 2021 and 2020, respectively.

Certain direct costs of our franchise operations are charged to Franchise expenses. These costs include provisions for estimated uncollectible fees, rent or depreciation expense associated with restaurants we sub-lease to franchisees, and certain other direct incremental franchise support costs.

We also have certain transactions with franchisees and unconsolidated affiliates that operate our concepts, which consist primarily of sales of food and paper products, advertising services, delivery services and other services provided to franchisees and unconsolidated affiliates that operate our concepts. Related expenses are included in Expenses for transactions with franchisees and unconsolidated affiliates.

Form 10-K

Revenue Recognition. The Company's revenues primarily include Company sales, Franchise fees and income and Revenues from transactions with franchisees and unconsolidated affiliates that operate our concepts.

Company Sales

Revenues from Company-owned restaurants are recognized when a customer takes possession of the food and tenders payment, which is when our obligation to perform is satisfied. The Company presents sales net of sales-related taxes. We also offer our customers delivery through both our own mobile applications and third-party aggregators' platforms, and we primarily use our dedicated riders to deliver orders. When orders are fulfilled by our dedicated riders, we control and determine the price for the delivery service and generally recognize revenue, including delivery fees, when a customer takes possession of the food. When orders are fulfilled by the delivery staff of third-party aggregators, who control and determine the price for the delivery service, we recognize revenue, excluding delivery fees, when control of the food is transferred to the third-party aggregators' delivery staff. The payment terms with respect to these sales are short-term in nature.

We recognize revenues from prepaid stored-value products, including gift cards and product vouchers, when they are redeemed by the customer. Prepaid gift cards sold at any given point generally expire over the next 36 months, and product vouchers generally expire over a period of up to 12 months. We recognize breakage revenue, which is the amount of prepaid stored-value products that is not expected to be redeemed, either (1) proportionally in earnings as redemptions occur, in situations where the Company expects to be entitled to a breakage amount, or (2) when the likelihood of redemption is remote, in situations where the Company does not expect to be entitled to breakage, provided that there is no requirement for remitting balances to government agencies under unclaimed property laws. The Company reviews its breakage estimates at least annually based upon the latest available information regarding redemption and expiration patterns.

Our privilege membership programs offer privilege members rights to multiple benefits, such as free delivery and discounts on certain products. For certain KFC and Pizza Hut privilege membership programs offering a pre-defined amount of benefits that can be redeemed ratably over the membership period, revenue is ratably recognized over the period based on the elapse of time. With respect to the KFC and Pizza Hut privilege membership program offering members a mix of distinct benefits, including a welcome gift and assorted discount coupons with pre-defined quantities, consideration collected is allocated to the benefits provided based on their relative standalone selling price and revenue is recognized when food or services are delivered or the benefits expire. In determining the relative standalone selling price of the benefits, the Company considers likelihood of future redemption based on historical redemption pattern and reviews such estimates periodically based upon the latest available information regarding redemption and expiration patterns.

Franchise Fees and Income

Franchise fees and income primarily include upfront franchise fees, such as initial fees and renewal fees, and continuing fees. We have determined that the services we provide in exchange for upfront franchise fees and continuing fees are highly interrelated with the franchise right. We recognize upfront franchise fees received from a franchisee as revenue over the term of the franchise agreement or the renewal agreement because the franchise rights are accounted for as rights to access our symbolic intellectual property. The franchise agreement term is generally 10 years for KFC and Pizza Hut, generally five years for Little Sheep, and three to 10 years for Huang Ji Huang. We recognize continuing fees, which are based upon a percentage of franchisee sales, as those sales occur.

Revenues from Transactions with Franchisees and Unconsolidated Affiliates

Revenues from transactions with franchisees and unconsolidated affiliates consist primarily of sales of food and paper products, advertising services, delivery services and other services provided to franchisees and unconsolidated affiliates that operate our concepts.

The Company centrally purchases substantially all food and paper products from suppliers for substantially all of our restaurants, including franchisees and unconsolidated affiliates that operate our concepts, and then sells and delivers them to the restaurants. In addition, the Company owns seasoning facilities for its Chinese dining business unit, which manufacture and sell seasoning products to Huang Ji Huang and Little Sheep franchisees. The Company also provides delivery services to franchisees and unconsolidated affiliates that operate our concepts. The performance obligation arising from such transactions is considered distinct from the franchise agreement as it is not highly dependent on the franchise agreement and the customer can benefit from such services on its own. We consider ourselves the principal in this arrangement as we have the ability to control a promised good or service before transferring that good or service to the franchisees and unconsolidated affiliates that operate our concepts. Revenue is recognized upon transfer of control over ordered items or services, generally upon delivery to the franchisees and unconsolidated affiliates that operate our concepts.

For advertising services, the Company often engages third parties to provide services and acts as a principal in the transaction based on our responsibilities of defining the nature of the services and administering and directing all marketing and advertising programs in accordance with the provisions of our franchise agreements. The Company collects advertising contributions, which are generally based on certain percentage of sales from substantially all of our restaurants, including franchisees and unconsolidated affiliates that operate our concepts. Other services provided to franchisees and unconsolidated affiliates consist primarily of customer and technology support services. Advertising services and other services provided are highly interrelated to franchise right, and are not considered individually distinct. We recognize revenue when the related sales occur.

Other Revenues

Other revenues primarily include i) sales of products to customers through e-commerce channels and the sale of our seasoning products to distributors, and ii) revenues from logistics and warehousing services provided to third parties through our supply chain network. Our segment disclosures also include revenues relating to delivery services that were provided to our Company-owned restaurants and, therefore, were eliminated for consolidation purposes.

Other revenues are recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Loyalty Programs

Each of the Company's KFC and Pizza Hut reportable segments operates a loyalty program that allows registered members to earn points for each qualifying purchase. Points, which generally expire 18 months after being earned, may be redeemed for future purchases of KFC or Pizza Hut branded products or other products for free or at a discounted price. Points cannot be redeemed or exchanged for cash. The estimated value of points earned by the loyalty program members is recorded as a reduction of revenue at the time the points are earned, based on the percentage of points that are projected to be redeemed, with a corresponding deferred revenue liability included in Accounts payable and other current liabilities on the Consolidated Balance Sheets and subsequently recognized into revenue when the points are redeemed or expire. The Company estimates the value of the future redemption obligations based on the estimated value of the product for which points are expected to be redeemed and historical redemption patterns and reviews such estimates periodically based upon the latest available information regarding redemption and expiration patterns.

Direct Marketing Costs. We charge direct marketing costs to expense ratably in relation to revenues over the year in which incurred and, in the case of advertising production costs, in the year the advertisement is first shown. Deferred direct marketing costs, which are classified as prepaid expenses, consist of media and related advertising production costs which will generally be used for the first time in the next fiscal year and have historically not been significant. Our direct marketing expenses incurred for Company-owned restaurants were $343 million, $368 million and $307 million in 2022, 2021 and 2020, respectively, and were included in Occupancy and other operating expenses. In addition, the direct marketing costs incurred for franchisees and unconsolidated affiliates that operate our concepts were $23 million, $55 million and $60 million in 2022, 2021 and 2020, respectively, and were recorded in Expenses for transactions with franchisees and unconsolidated affiliates.

Research and Development Expenses. Research and development expenses associated with our food innovation activities, which are expensed as incurred, are reported in general and administrative ("G&A") expenses. Research and development expenses were $6 million, $6 million and $3 million in 2022, 2021 and 2020, respectively.

Share-Based Compensation. Prior to the separation, all employee equity awards were granted by YUM. Upon the separation, holders of outstanding YUM equity awards generally received both adjusted YUM awards and Yum China awards, or adjusted awards of either YUM or Yum China in their entirety, to maintain the pre-separation intrinsic value of the awards. The modified equity awards have the same terms and conditions as the awards held immediately before the separation, except the number of shares and the price were adjusted. The incremental compensation cost, measured as the excess of the fair value of the award immediately after the modification over the fair value of the award immediately before the modification, based on Black-Scholes option-pricing model was immaterial, and YUM and the Company continue to recognize the unamortized fair value of the awards over the remaining requisite service period as their respective employees continue to provide services. All awards granted following the separation were granted under the Company's long term incentive plans adopted in 2016 and 2022.

We recognize all share-based payments to employees and directors, including grants of stock options, restricted stock units ("RSUs"), stock appreciation rights ("SARs") and performance share units ("PSUs"), in the Consolidated Financial Statements as compensation cost over the service period based on their fair value on the date of grant. This compensation cost is recognized over the service period on a straight-line basis, net of an assumed forfeiture rate, for awards that actually vest and when performance conditions are probable of being achieved, if applicable. Forfeiture rates are estimated at grant date based on historical experience and compensation cost is adjusted in subsequent periods for differences in actual forfeitures from the previous estimates. We present this compensation cost consistent with the other compensation costs for the employee recipient in either payroll and employee benefits or G&A expenses.

Impairment or Disposal of Long-Lived Assets. Long-lived assets, primarily Property, plant and equipment ("PP&E") and operating lease right-of-use ("ROU") assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assets are not recoverable if their carrying value is higher than the undiscounted cash flows we expect to generate from such assets. If the assets are not deemed to be recoverable, impairment is measured based on the excess of their carrying value over their fair value.

For purposes of impairment testing for our restaurants, we have concluded that an individual restaurant is the lowest level of independent cash flows unless our intent is to refranchise restaurants as a group. We review our long-lived assets of such individual restaurants (primarily operating lease ROU assets and PP&E) semi-annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. Our primary indicators of potential impairment for our semi-annual impairment testing of these restaurant assets include two consecutive years of operating losses after a restaurant has been open for three years. We evaluate the recoverability of these restaurant assets by comparing the forecasted undiscounted cash flows of the restaurant's operation, which are based on our entity-specific assumptions, to the carrying value of such assets. The forecasted undiscounted cash flows incorporate our best estimate of sales growth based upon our operation plans for the unit and actual results at comparable restaurants. For restaurant assets that are not deemed to be recoverable, we write down an impaired restaurant to its estimated fair value, which becomes its new cost basis. Fair value is an estimate of the price market participants would pay for the restaurant and its related assets. In determining the fair value of restaurant-level assets, we considered the highest and best use of the assets from market participants' perspective, which is represented by the higher of the forecasted discounted cash flows from operating restaurants and the price market participants would pay to sub-lease the operating lease ROU assets and acquire remaining restaurant assets, even if that use differs from the current use by the Company. The after-tax cash flows incorporate reasonable assumptions we believe a franchisee would make such as sales growth and include a deduction for royalties we would receive under a franchise agreement with terms substantially at market. The discount rate used in the fair value calculation is our estimate of the required rate-of-return that a franchisee would expect to receive when purchasing a similar restaurant and the related long-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows. Estimates of the price market participants would pay to sub-lease the operating lease ROU assets are based on comparable market rental information that could be reasonably obtained for the property. In situations where the highest and best use of the restaurant-level assets from market participants' perspective is represented by sub-leasing the operating lease ROU assets and acquiring remaining restaurant assets, the Company continues to use these assets in operating its restaurant business, which is consistent with its long-term strategy of growing revenue through operating restaurant concepts.

When we believe it is more likely than not a restaurant or groups of restaurants will be refranchised for a price less than their carrying value, but do not believe the restaurant(s) have met the criteria to be classified as held for sale, we review the restaurants for impairment. We evaluate the recoverability of these restaurant assets by comparing estimated sales proceeds plus holding period cash flows, if any, to the carrying value of the restaurant or group of restaurants. For restaurant assets that are not deemed to be recoverable, we recognize impairment for any excess of carrying value over the fair value of the restaurants, which is based on the expected net sales proceeds. To the extent ongoing agreements to be entered into with the franchisee simultaneous with the refranchising are expected to contain terms, such as royalty rates, not at prevailing market rates, we consider the off-market terms in our impairment evaluation. We recognize any such impairment charges in Refranchising gain. Refranchising gain includes the gains or losses from the sales of our restaurants to new and existing franchisees, including any impairment charges discussed above. We recognize gains on restaurant refranchising when the sale transaction closes, the franchisee has a minimum amount of the purchase price in at-risk equity and we are satisfied that the franchisee can meet its financial obligations.

When we decide to close a restaurant, it is reviewed for impairment, and depreciable lives are adjusted based on the expected disposal date. Other costs incurred when closing a restaurant such as costs of disposing of the assets as well as other facility-related expenses are generally expensed as incurred. Additionally, at the time we decide to close a restaurant, we reassess whether it is reasonably certain that we will exercise the termination option, and remeasure lease liability to reflect changes in lease term and remaining lease payments based on the planned exit date, if applicable. The amount of the re-measurement of the lease liability is recorded as an adjustment to the operating lease ROU asset first, with any remaining amount recorded in Closures and impairment expenses if the carrying amount of the operating lease ROU asset is reduced to zero. Any costs recorded upon store closure as well as any subsequent adjustments to remaining operating lease ROU assets and lease liabilities as a result of lease termination are recorded in Closures and impairment expenses. In the event we are forced to close a store and receive compensation for such closure, that compensation is recorded in Closures and impairment expenses. To the extent we sell assets associated with a closed store, any gain or loss upon that sale is also recorded in Closures and impairment expenses.

Considerable management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, lease term and refranchising proceeds. Accordingly, actual results could vary significantly from our estimates.

Government Subsidies. Government subsidies generally consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The eligibility to receive such benefits and amount of financial subsidy to be granted are determined at the discretion of the relevant government authorities. Government subsidies are recognized when it is probable that the Company will comply with the conditions attached to them, and the subsidies are received. If the subsidy is related to an expense item, it is recognized as a reduction to the related expense to match the subsidy to the costs that it is intended to compensate. If the subsidy is related to an asset, it is deferred and recorded in Other liabilities and then recognized ratably over the expected useful life of the related asset in the Consolidated Statements of Income. The balances of deferred government subsidies included in Other liabilities were immaterial as of both December 31, 2022 and 2021. There were no significant commitment or contingencies for the government subsidies received for the years ended December 31, 2022, 2021 and 2020.

Government subsidies in the form of cash were recognized as reduction in following expense line items in our Consolidated Statements of Income as follows:

Costs and Expenses, Net	2022	2021	2020
Company restaurant			
Payroll and employee benefits[a]	$ 15	$ 14	$ 19
Occupancy and other operating expenses	3	3	2
Company restaurant expenses	18	17	21
General and administrative expenses	26	28	30
Total	$ 44	$ 45	$ 51

(a) This primarily represents government subsidies for employee benefits and providing trainings to employees, with higher amounts received during the three years (2020-2022) impacted by the COVID-19 pandemic.

Based on the policy related to COVID-19 issued in 2020 on reducing enterprise social security contribution and utility expenses, the Company also recorded one-time relief of $33 million and $59 million during 2022 and 2020, respectively, which were recognized as a reduction to the Company restaurant expenses and G&A expenses.

Income Taxes. We record deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences or carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Additionally, in determining the need for recording a valuation allowance against the carrying amount of deferred tax assets, we consider the amount of taxable income and periods over which it must be earned, actual levels of past taxable income and known trends and events or transactions that are expected to affect future levels of taxable income. Where we determine that it is more likely than not that all or a portion of an asset will not be realized, we record a valuation allowance.

We are subject to reviews, examinations and audits by Chinese tax authorities, the IRS and other taxing authorities with respect to income and non-income based taxes. We recognize the benefit of positions taken or expected to be taken in our tax returns when it is more likely than not that the position would be sustained upon examination by these tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. We evaluate unrecognized tax benefits, including interest thereon, on a quarterly basis to ensure that they have been appropriately adjusted for events, including audit settlements, which may impact our ultimate payment for such exposures.

We have investments in our foreign subsidiaries where the carrying values for financial reporting exceed the tax basis. Except for the planned but yet to be distributed earnings, we have not provided deferred tax on the portion of the excess that we believe is indefinitely reinvested, as we have the ability and intent to indefinitely postpone the basis differences from reversing with a tax consequence. The Company's separation from YUM was intended to qualify as a tax-free reorganization for U.S. income tax purposes resulting in the excess of financial reporting basis over tax basis in our investment in the China business continuing to be indefinitely reinvested. The excess of financial reporting basis over tax basis as of December 31, 2017 was subject to the one-time transition tax under the Tax Cuts and Jobs Act ("Tax Act") as a deemed repatriation of accumulated undistributed earnings from the foreign subsidiaries. However, we continue to believe that the portion of the excess of financial reporting basis over tax basis (including earnings and profits subject to the one-time transition tax) is indefinitely reinvested in our foreign subsidiaries for foreign withholding tax purposes.

Pursuant to the China Enterprise Income Tax Law ("EIT Law"), a 10% PRC withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors unless otherwise reduced according to treaties or arrangements between the Chinese central government and the governments of other countries or regions where the non-China resident enterprises are incorporated. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends distributed to a Hong Kong resident enterprise, upon meeting certain conditions and requirements, including, among others, that the Hong Kong resident enterprise own at least 25% equity interest of the Chinese enterprise and is a "beneficial owner" of the dividends. We believe that our principal Hong Kong subsidiary, which is the equity holder of our Chinese subsidiaries operating substantially all of our KFC and Pizza Hut restaurants, met the relevant requirements pursuant to the tax arrangement between mainland China and Hong Kong in 2018 and is expected to meet the requirements in the subsequent years; thus, it is more likely than not that our dividends or earnings expected to be repatriated to our principal Hong Kong subsidiary since 2018 are subject to the reduced withholding tax of 5%.

See Note 17 for a further discussion of our income taxes.

Fair Value Measurements. Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants. For those assets and liabilities we record or disclose at fair value, we determine fair value based upon the quoted market price, if available. If a quoted market price is not available for identical assets, we determine fair value based upon the quoted market price of similar assets or the present value of expected future cash flows considering the risks involved, including counterparty performance risk if appropriate, and using discount rates appropriate for the duration. The fair values are assigned a level within the fair value hierarchy, depending on the source of the inputs into the calculation.

Level 1   Inputs based upon quoted prices in active markets for identical assets.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

Level 3   Inputs that are unobservable for the asset.

In addition, when we acquire additional equity interest in the unconsolidated affiliates to obtain control, it may result in gain or loss from re-measurement of our previously held equity interest at fair value using a discounted cash flow valuation approach and incorporating assumptions and estimates that are Level 3 inputs. Key assumptions used in estimating future cash flows included projected revenue growth and costs and expenses, which were based on internal projections, store expansion plans, historical performance of stores and the business environment, as well as the selection of an appropriate discount rate based on the weighted-average cost of capital which includes company-specific risk premium.

Cash and Cash Equivalents. Cash equivalents represent highly liquid investments with original maturities not exceeding three months and are primarily comprised of time deposits, fixed income debt securities and money market funds. Cash and overdraft balances that meet the criteria for right to offset are presented net on our Consolidated Balance Sheets. See Note 13 for detail discussion on our Cash equivalents.

Short-term Investments. Short-term investments purchased primarily represent i) time deposits, fixed income debt securities with original maturities of over three months but less than one year when purchased; ii) time deposits with original maturities over one year but are expected to be realized in cash during the next 12 months; iii) variable return investments offered by financial institutions measured at fair value; and iv) certain structured deposits that are principal-protected and provide returns in the form of both fixed and variable interests with original maturities of less than one year. Such variable interest rates indexed to gold prices or foreign exchange rates are considered embedded derivatives and bifurcated from host contracts, and measured at fair value on a recurring basis. The fair value change of the embedded derivatives is recorded in Investment gain or loss in the Consolidated Statements of Income. The remaining host contracts to receive guaranteed principal and fixed interest are measured at amortized cost, with accretion of interest recorded in Interest income in the Consolidated Statements of Income. As of December 31, 2022, the fair value of embedded derivatives included in Short-term investments was immaterial. See Note 13 for detail discussion on our Short-term investments.

Long-term Time Deposits. Long-term time deposits represent time deposits bearing fixed interest rate with remaining maturities exceeding one year for which the Company has the positive intent to hold for more than one year. In 2021, certain time deposits held by the Company had the remaining maturity over one year, but were classified as Short-term investments as management had the positive intent and ability to hold these investments within 12 months at the time. In December 2022, the Company changed its intent and planned to hold these deposits up to three years in order to enhance the investment return. Accordingly, the Company reclassified all outstanding time deposits with the remaining maturity over one year from Short-term investments to Long-term time deposits. See Note 13 for detail discussion on our Long-term time deposits.

Accounts Receivable. Accounts Receivable primarily consist of trade receivables and royalties from franchisees, and are generally due within 30 days of the period in which the corresponding sales occur. Our provision of credit losses for accounts receivable is based upon the current expected credit losses ("CECL") model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical credit loss experience, adjusted for relevant factors impacting collectability and forward-looking information indicative of external market conditions. While we use the best information available in making our determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond our control. Accounts receivable that are ultimately deemed to be uncollectible, and for which collection efforts have been exhausted, are written off against the allowance for doubtful accounts. As of December 31, 2022 and 2021, the ending balances of provision for accounts receivable were $2 million and $1 million, respectively, and amounts of accounts receivable past due were immaterial.

Receivables from Payment Processors or Aggregators. Receivables from payment processors such as WeChat and Alipay or aggregators are cash due from them for clearing transactions and are included in Prepaid expenses and other current assets. The cash was paid by customers through these payment processors or aggregators for food provided by the Company. The Company considers and monitors the credit worthiness of the third-party payment processors and

Form 10-K

aggregators used. We adopted the same methodology of estimating expected credit losses based upon the CECL model as described above. Receivable balances are written off after all collection efforts have been exhausted. As of December 31, 2022 and 2021, no allowance for doubtful accounts was provided for such receivables.

Inventories. We value our inventories at the lower of cost (computed on the first-in, first-out method) or net realizable value.

Property, Plant and Equipment. We state PP&E at cost less accumulated depreciation and amortization. We calculate depreciation and amortization on a straight-line basis over the estimated useful lives of the assets as follows: generally 20 to 50 years for buildings, the lesser of estimated useful lives (generally 5 to 12 years) and remaining lease term for lease-hold improvements, 3 to 10 years for restaurant machinery and equipment and 3 to 5 years for capitalized software costs. We suspend depreciation and amortization on assets related to restaurants that are held for sale. The useful life of PP&E is periodically reviewed.

We capitalize direct costs associated with the site acquisition and construction of a Company unit on that site, including direct internal payroll and payroll-related costs. Only those site-specific costs incurred subsequent to the time that the site acquisition is considered probable are capitalized. If we subsequently make a determination that it is probable a site for which internal development costs have been capitalized will not be acquired or developed, any previously capitalized internal development costs are expensed and included in G&A expenses.

We capitalize software costs incurred in connection with developing or obtaining computer software for internal use. We capitalize payroll and payroll-related costs for employees that are directly attributable to the development of our internal-use software. Internal costs incurred in the software application development stage are capitalized and amortized over the estimated useful lives of software. Costs associated with planning and post-implementation operation and software maintenance costs are expensed and included in G&A expenses.

Leases. ROU assets and lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. As the rate implicit in the lease cannot be readily determined, we use our incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that we would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The incremental borrowing rate is primarily influenced by the risk-free interest rate of China, the Company's credit rating and lease term, and is updated on a quarterly basis for measurement of new lease liabilities.

For operating leases, the Company recognizes a single lease cost on a straight-line basis over the remaining lease term. For finance leases, the Company recognizes straight-line amortization of the ROU asset and interest on the lease liability. For rental payments either based on a percentage of the restaurant's sales in excess of a fixed base amount or solely based on a percentage of the restaurant's sales, they are recognized as variable lease expenses as incurred.

The Company has elected not to recognize ROU assets or lease liabilities for leases with an initial term of 12 months or less; we recognize lease expense for these leases on a straight-line basis over the lease term. In addition, the Company has elected not to separate non-lease components (e.g., common area maintenance fees) from the lease components.

From time to time, we purchase the rights to use government-owned land and the building occupying the land for a fixed period of time. Prior to the adoption of Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC 842"), these land use rights and related buildings were recorded in Other Assets and Property, Plant and Equipment in our Consolidated Balance Sheets, and are amortized on a straight-line basis over the term of the land use rights. Upon the adoption of ASC 842 on January 1, 2019, land use rights acquired are assessed in accordance with ASC 842 and recognized in ROU assets if they meet the definition of lease.

Form 10-K

See Note 12 for further discussions on our leases.

Goodwill and Intangible Assets. From time to time, the Company acquires restaurants from our existing franchisees or acquires another business, including restaurants business of unconsolidated affiliates that operate our concepts. Goodwill from these acquisitions represents the excess of the cost of a business acquired over the net of the amounts assigned to assets acquired, including identifiable intangible assets and liabilities assumed. Goodwill is not amortized and has been assigned to reporting units for purposes of impairment testing. Our reporting units are our individual operating segments.

We evaluate goodwill for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairment might exist. We have selected the beginning of our fourth quarter as the date on which to perform our ongoing annual impairment test for goodwill. We may elect to perform a qualitative assessment for our reporting units to determine whether it is more likely than not that the fair value of the reporting unit is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, then the reporting unit's fair value is compared to its carrying value. Fair value is the price a willing buyer would pay for a reporting unit, and is generally estimated using discounted expected future after-tax cash flows from the business operation of the reporting unit. The discount rate is our estimate of the required rate-of-return that a third-party buyer would expect to receive when purchasing a business from us that constitutes a reporting unit. We believe the discount rate is commensurate with the risks and uncertainty inherent in the forecasted cash flows. If the carrying value of a reporting unit exceeds its fair value, we will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit.

If we record goodwill upon acquisition of a restaurant(s) from a franchisee and such restaurant(s) is then sold within two years of acquisition, the goodwill associated with the acquired restaurant(s) is written off in its entirety. If the restaurant is refranchised two years or more subsequent to its acquisition, we include goodwill in the carrying amount of the restaurants disposed of based on the relative fair values of the portion of the reporting unit disposed of in the refranchising and the portion of the reporting unit that will be retained.

We determine the useful life of intangible assets with consideration of factors including the expected use of the asset, the expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate, any legal, regulatory or contractual provisions that may limit the useful life, our historical experience in renewing or extending similar arrangements, the effects of obsolescence, demand, competition and other economic factors, and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. We evaluate the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, we amortize the intangible asset prospectively over its estimated remaining useful life. The Company's indefinite-lived intangible asset represents Little Sheep and Huang Ji Huang trademarks as we consider their useful life to be indefinite since we intend to use Little Sheep and Huang Ji Huang trademarks indefinitely and there are no legal, regulatory or contractual provisions that may limit the useful life of the trademarks. Intangible assets that are deemed to have a finite life are generally amortized over their estimated useful lives on a straight-line basis to their residual value as follows:

Reacquired franchise rights	1 to 10 years
Huang Ji Huang franchise related assets	19 years
Daojia platform	8 years
Customer-related assets	2 to 15 years
Others	up to 20 years

The useful life of reacquired franchise rights was determined based on the contractual term whereas both the contractual term and historical pattern of renewing franchise agreements were considered in assessing the useful life of Huang Ji Huang franchise related assets. Customer-related assets primarily represent the customer relationship and user base acquired and the estimate of the useful life was based on the historical pattern of extending similar arrangements and attrition rate of users. Others primarily represent Little Sheep's secret recipe. The useful life of the Daojia platform and Little Sheep's secret recipe was assessed based on our estimate of periods generating cash flows from utilizing such assets.

We evaluate our indefinite-lived intangible assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicate impairments might exist. We perform our annual test for impairment of our indefinite-lived intangible assets at the beginning of our fourth quarter. We may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is greater than its carrying value. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of an indefinite-lived intangible asset exceeds its carrying value, then the asset's fair value is compared to its carrying value. Fair value is an estimate of the price a willing buyer would pay for the intangible asset and is generally estimated by discounting the expected future after-tax cash flows associated with the intangible asset.

Our finite-lived intangible assets that are not allocated to an individual restaurant are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. An intangible asset that is deemed not recoverable based on forecasted undiscounted future cash flow is written down to its estimated fair value, which is our estimate of the price a willing buyer would pay for the intangible asset based on discounted expected future after-tax cash flows. For purposes of our impairment analysis, we update the cash flows that were initially used to value the finite-lived intangible asset to reflect our current estimates and assumptions over the asset's future remaining life.

Equity Investments. The Company's equity investments include investments in unconsolidated affiliates and investments in equity securities with readily determinable fair value.

The Company applies the equity method to account for the investments in unconsolidated affiliates over which it has significant influence but does not control. Equity method investments are included as Investments in unconsolidated affiliates on our Consolidated Balance Sheets. Our share of earnings or losses and share of changes in other comprehensive income or losses of equity method investees is included in net income and other comprehensive income or losses, respectively. We record impairment charges related to an investment in an unconsolidated affiliate whenever events or circumstances indicate that a decrease in the fair value of an investment has occurred which is other than temporary.

For our investments in equity securities with readily determinable fair value, over which the Company has neither significant influence nor control, they are measured at fair value with subsequent changes recognized in net income.

See Note 3 for further discussions on our equity investments.

Financial Instruments. We account for derivative instruments as either assets or liabilities in the Consolidated Balance Sheets. The financial instruments are recorded at their respective fair value as determined on the day of issuance and subsequently adjusted to the fair value at each reporting date. Changes in the fair value of financial instruments are recognized periodically in the Consolidated Statements of Income. The estimated fair values of derivative instruments are determined at discrete points in time using standard valuation techniques.

Noncontrolling Interests. We report Net income attributable to noncontrolling interests separately on the face of our Consolidated Statements of Income. The portion of equity attributable to noncontrolling interests is reported within equity, separately from the Company's stockholders' equity on the Consolidated Balance Sheets.

When the noncontrolling interest is redeemable at the option of the noncontrolling shareholder, or contingently redeemable upon the occurrence of a conditional event that is not solely within the control of the Company, the noncontrolling interest is separately classified as mezzanine equity. In connection with the acquisition of Huang Ji Huang and Daojia, redeemable noncontrolling interests were initially recognized at fair value and classified outside of permanent equity on our Consolidated Balance Sheets due to redemption rights being held by noncontrolling shareholders. Subsequent changes in the redemption value of redeemable noncontrolling interests are immediately recognized as they occur and adjusted to the carrying amount of redeemable noncontrolling interests.

Guarantees. We account for guarantees in accordance with ASC Topic 460 ("ASC 460"), *Guarantees*. Accordingly, the Company evaluates its guarantees to determine whether (a) the guarantee is specifically excluded from the scope of ASC 460, (b) the guarantee is subject to ASC 460 disclosure requirements only, but not subject to the initial recognition and measurement provisions, or (c) the guarantee is required to be recorded in the financial statements at fair value. The Company provides: (i) indemnifications to certain investors and other parties for certain losses suffered or incurred by the indemnified party in connection with third-party claims; and (ii) indemnifications of officers and directors against third-party claims arising from the services they provide to the Company. To date, the Company has not incurred costs as a result of these obligations and does not expect to incur material costs in the future. Accordingly, the Company has not accrued any liabilities on the Consolidated Balance Sheets related to these indemnifications.

Asset Retirement Obligations. We recognize an asset and a liability for the fair value of a required asset retirement obligation ("ARO") when such an obligation is incurred. The Company's AROs are primarily associated with leasehold improvements which, at the end of the lease, the Company is contractually obligated to remove in order to comply with the lease agreement. As such, we amortize the asset on a straight-line basis over the lease term and accrete the liability to its nominal value using the effective interest method over the lease term.

Contingencies. The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if it is material.

Retirement Plans. Certain of the Company's employees participate in noncontributory defined benefit plans and post-retirement medical plans sponsored by YUM prior to October 31, 2016. Subsequent to the separation, employees participating in YUM's plans were enrolled in the Yum China Holdings, Inc. Leadership Retirement Plan ("YCHLRP"), an unfunded, unsecured account-based retirement plan which allocates a percentage of pay to an account payable to the executive following the executive's separation of employment from the Company or attainment of age 55.

The Company also offers other defined contribution plans to employees. The total contribution for such employee benefits was expensed as incurred. The Company has no additional legal obligation or liabilities for the benefits beyond the paid and accrued amounts. See Note 14 for additional information.

PRC Value-Added Tax. The Company has been subject to VAT within the normal course of its restaurant business nationwide since May 1, 2016.

Entities that are VAT general taxpayers are permitted to offset qualified input VAT paid to suppliers against their output VAT upon receipt of appropriate supplier VAT invoices on an entity-by-entity basis. When the output VAT exceeds the input VAT, the difference is remitted to tax authorities, usually on a monthly basis; whereas when the input VAT exceeds the output VAT, the difference is treated as a VAT asset which can be carried forward indefinitely to offset future net VAT payables. VAT related to purchases and sales which have not been settled at the balance sheet date is disclosed separately as an asset and liability, respectively, on the Consolidated Balance Sheets. VAT assets are classified as Prepaid expenses and other current assets if they are expected to be used within one year. At each balance sheet date, the Company reviews the outstanding balance of VAT assets for recoverability assessment.

Earnings Per Share. Basic earnings per share represent net earnings to common stockholders divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. See Note 5 for further information.

Common Stock Repurchases. We may repurchase shares of Yum China common stock under a program authorized by our board of directors from time to time in open market or, subject to applicable regulatory requirements, through privately negotiated transactions, block trades, accelerated share repurchase transactions and the use of Rule 10b5-1 trading plans. Shares repurchased are included in treasury stock in the financial statements until they are retired. When repurchased shares are retired, the Company's accounting policy is to allocate the excess of the repurchase price over the par value of shares acquired between Additional paid-in capital and Retained earnings. The amount allocated to Additional paid-in capital is based on the value of Additional paid-in capital per share outstanding at the time of retirement and the number of shares to be retired. Any remaining amount is allocated to Retained earnings. In connection with the Primary Conversion, all shares repurchased and included in the treasury stock were immediately retired. See Note 16 for further information.

In August 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law in the U.S. The IRA contains certain tax measures, including an excise tax of 1% on net share repurchases that occur after December 31, 2022. Any excise tax incurred on share repurchases will generally be recognized as part of the cost of the shares repurchased.

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-06, *Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40)* ("ASU 2020-06"), which eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features and eliminates some of the conditions for equity classification in ASC 815-40 for contracts in an entity's own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and generally requires them to include the effect of share settlement for instruments that may be settled in cash or shares. We adopted this standard on January 1, 2022, and such adoption did not have a material impact on our financial statements.

In May 2021, the FASB issued ASU 2021-04, *Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options* ("ASU 2021-04"). It requires issuers to account for a modification or exchange of freestanding equity-classified written call options that remain equity-classified after the modification or exchange based on the economic substance of the modification or exchange. We adopted this standard on January 1, 2022, and such adoption did not have a material impact on our financial statements.

In July 2021, the FASB issued ASU 2021-05, *Lessors—Certain Leases with Variable Lease* ("ASU 2021-05"). It requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses if they were classified as sales-type or direct financing leases. We adopted this standard on January 1, 2022, and such adoption did not have a material impact on our financial statements.

Form 10-K

In November 2021, the FASB issued ASU 2021-10, *Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance* ("ASU 2021-10"). It requires issuers to make annual disclosures about government assistance, including the nature of the transaction, the related accounting policy, the financial statement line items affected and the amounts applicable to each financial statement line item, as well as any significant terms and conditions, including commitments and contingencies. We adopted ASU 2021-10 during 2022 using the retrospective approach. See Note 2 for related disclosure.

Note 3—Business Acquisitions and Equity Investments

Consolidation of Hangzhou KFC and Equity Investment in Hangzhou Catering

During the fourth quarter of 2021, the Company completed its investment of a 28% equity interest in Hangzhou Catering for cash consideration of $255 million. Hangzhou Catering holds a 45% equity interest in Hangzhou KFC, of which the Company previously held a 47% equity interest. Along with the investment, the Company also obtained two additional board seats in Hangzhou KFC. Upon completion of the transaction, the Company directly and indirectly holds an approximately 60% equity interest in Hangzhou KFC and has majority representation on the board, and thus obtained control over Hangzhou KFC and started to consolidate its results from the acquisition date.

As a result of the consolidation of the Hangzhou KFC, the Company also recognized a gain of $618 million in the fourth quarter of 2021 from the re-measurement of our previously held equity interest at fair value. The gain was recorded in Other income, net and not allocated to any segment for performance reporting purposes. Additionally, $66 million of the purchase price was allocated to the reacquired franchise right, which is amortized over the remaining franchise contract period of 1 year.

In addition to its equity interest in Hangzhou KFC, Hangzhou Catering operates approximately 60 Chinese dining restaurants under four time-honored brands and a food processing business. The Company applies equity method of accounting to the 28% equity interests in Hangzhou Catering excluding the Hangzhou KFC business and classified this investment in Investment in unconsolidated affiliates based on its then fair value. The Company elected to report its share of Hangzhou Catering's financial results with a one-quarter lag because its results are not available in time for the Company to record them in the concurrent period. The Company's equity income (loss) from Hangzhou Catering, net of taxes, was immaterial for the years ended December 31, 2022 and 2021, and included in Equity in net earnings (losses) from equity method investments in our Consolidated Statement of Income. As of December 31, 2022, the carrying amount of the Company's equity method investment in Hangzhou Catering was $37 million, exceeding the Company's interest in Hangzhou Catering's underlying net assets by $26 million. Substantially all of this difference was attributable to its self-owned properties and impact of related deferred tax liabilities determined upon acquisition, which is being depreciated over a weighted-average remaining useful life of 20 years.

Consolidation of Suzhou KFC

In the third quarter of 2020, the Company completed the acquisition of an additional 25% equity interest in Suzhou KFC for cash consideration of $149 million, increasing our equity interest to 72%, and thus the Company obtained control over the joint venture and started to consolidate Suzhou KFC from the acquisition date.

As a result of the consolidation of Suzhou KFC, the Company also recognized a gain of $239 million in the third quarter of 2020, from the re-measurement of our previously held equity interest at fair value. The gain was recorded in Other income, net and not allocated to any segment for performance reporting purposes.

Additionally, $61 million of the purchase price was allocated to the reacquired franchise right in 2020, which is amortized over the remaining franchise contract period of 2.4 years.

In December 2022, the Company acquired an additional 20% equity interest in Suzhou KFC for cash consideration of $115 million, bringing our total ownership to 92%. As the Company has previously obtained control of Suzhou KFC, this transaction was accounted for as an equity transaction. Upon completion of the transaction, the excess of purchase consideration over the carrying amount of the non-controlling interests was $15 million, which was recorded in Additional paid-in capital.

Consolidation of Lavazza Joint Venture

In April 2020, the Company and Lavazza Group established the Lavazza joint venture to explore and develop the Lavazza coffee concept in China, with ownership of a 65% and 35% equity interest, respectively. The Company accounted for the Lavazza joint venture under the equity method of accounting because Lavazza Group held substantive participating rights on certain significant financial and operating decisions. In September 2021, the Company and Lavazza Group entered into agreements for the joint venture, whereby substantive participating rights previously held by Lavazza Group were removed, and thus the Company obtained control over the joint venture and started to consolidate its results from the acquisition date.

As a result of the consolidation of the Lavazza joint venture, the Company also recognized a gain of $10 million in the third quarter of 2021 from the re-measurement of our previously held equity interest at fair value. The gain was recorded in Other income, net and not allocated to any segment for performance reporting purposes.

Acquisition of Huang Ji Huang Group

On April 8, 2020, the Company completed the acquisition of a 93.3% interest in the Huang Ji Huang group ("Huang Ji Huang"), a leading Chinese-style casual dining franchise business, for cash consideration of $185 million. Huang Ji Huang became an operating segment of the Company. See Note 9 for the Company's goodwill and intangible assets acquired from our acquisition of Huang Ji Huang.

Fujian Sunner Development Co., Ltd. ("Sunner") Investment

In the first quarter of 2021, the Company acquired a 5% equity interest in Sunner, a Shenzhen Stock Exchange listed company, for a total consideration of approximately $261 million. Sunner is China's largest white-feathered chicken producer and the Company's largest poultry supplier.

The Company accounted for the equity securities at fair value based on their closing market price on each measurement date, with subsequent fair value changes recorded in our Consolidated Statements of Income. The unrealized loss of $22 million were included in Investment gain or loss in our Consolidated Statements of Income for the year ended December 31, 2021, representing changes in fair value before the equity method of accounting was applied.

In May 2021, a senior executive of the Company was nominated and appointed to Sunner's board of directors upon Sunner's shareholder approval. Through this representation, the Company participates in Sunner's policy making process. The representation on the board, along with the Company being one of Sunner's significant shareholders, provides the Company with the ability to exercise significant influence over the operating and financial policies of Sunner. As a result, the Company started to apply the equity method of accounting to the investment and reclassified this investment from Other assets to Investment in unconsolidated affiliates in May 2021 based on its then fair value. The Company elected to report its share of Sunner's financial results with a one-quarter lag because Sunner's results are not available in time for the Company to record them in the concurrent period. In 2022 and 2021, the Company's equity income (loss) from Sunner, net of taxes, was immaterial, and included in Equity in net earnings (losses) from equity method investments in our Consolidated Statement of Income.

Since Sunner became the Company's unconsolidated affiliate in May 2021, the Company purchased inventories of $318 million from Sunner for the year ended December 31, 2021. The Company purchased inventories of $433 million for year ended December 31, 2022. The Company's accounts payable and other current liabilities due to Sunner were $53 million and $56 million as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, the Company's investment in Sunner was stated at the carrying amount of $227 million, which was $157 million higher than the Company's interest in Sunner's underlying net assets. Of this basis difference, $18 million was related to finite-lived intangible assets which are being amortized over estimated useful life of 20 years. The remaining differences were related to goodwill and indefinite-lived intangible assets, which are not subject to amortization, as well as deferred tax liabilities impact. As of December 31, 2022, the market value of the Company's investment in Sunner was $214 million based on its quoted closing price.

Meituan Dianping ("Meituan") Investment

In the third quarter of 2018, the Company subscribed for 8.4 million, or less than 1%, of the ordinary shares of Meituan, an e-commerce platform for services in China, for a total consideration of approximately $74 million, when it launched its initial public offering on the HKEX in September 2018. In the second quarter of 2020, the Company sold 4.2 million of the ordinary shares of Meituan for proceeds of approximately $54 million, and realized a $17 million pre-tax gain which was recognized during the holding period.

The Company accounted for the equity securities at fair value with subsequent fair value changes recorded in our Consolidated Statements of Income. The fair value of the investment in Meituan is determined based on the closing market price for the shares at the end of each reporting period. The fair value change, to the extent the closing market price of shares of Meituan as of the end of reporting period is higher than our cost, is subject to U.S. tax.

A summary of pre-tax gains or losses on investment in equity securities of Meituan recognized, which was included in Investment gain or loss in our Consolidated Statements of Income, is as follows:

	2022	2021	2020
Unrealized (losses) gains recorded on equity securities still held as of the end of the year	$ (27)	$ (38)	$ 105
Losses recorded on equity securities sold during the year	—	—	(1)
(Losses) gains recorded on equity securities	$ (27)	$ (38)	$ 104

Note 4—Revenue

The following table presents revenue disaggregated by types of arrangements and segments:

Revenues	KFC	Pizza Hut	All Other Segments	Corporate and Unallocated	Combined	Elimination	Consolidated
				2022			
Company sales	$7,120	$ 1,939	$ 51	$ —	$ 9,110	$ —	$ 9,110
Franchise fees and income	56	7	18	—	81	—	81
Revenues from transactions with franchisees and unconsolidated affiliates	33	4	39	211	287	—	287
Other revenues	10	10	563	42	625	(534)	91
Total revenues	$7,219	$ 1,960	$ 671	$ 253	$ 10,103	$ (534)	$ 9,569

Revenues	KFC	Pizza Hut	All Other Segments	Corporate and Unallocated	Combined	Elimination	Consolidated
				2021			
Company sales	$6,816	$ 2,092	$ 53	$ —	$ 8,961	$ —	$ 8,961
Franchise fees and income	120	8	25	—	153	—	153
Revenues from transactions with franchisees and unconsolidated affiliates	59	6	98	500	663	—	663
Other revenues	8	3	297	20	328	(252)	76
Total revenues	$7,003	$ 2,109	$ 473	$ 520	$ 10,105	$ (252)	$ 9,853

Revenues	KFC	Pizza Hut	All Other Segments	Corporate and Unallocated	Combined	Elimination	Consolidated
				2020			
Company sales	$5,633	$ 1,721	$ 42	$ —	$ 7,396	$ —	$ 7,396
Franchise fees and income	125	5	18	—	148	—	148
Revenues from transactions with franchisees and unconsolidated affiliates	61	4	60	522	647	—	647
Other revenues	2	—	122	6	130	(58)	72
Total revenues	$5,821	$ 1,730	$ 242	$ 528	$ 8,321	$ (58)	$ 8,263

Franchise Fees and Income

	2022	2021	2020
Initial fees, including renewal fees	$ 6	$ 8	$ 8
Continuing fees and rental income	75	145	140
Franchise fees and income	$ 81	$ 153	$ 148

Costs to Obtain Contracts

Costs to obtain contracts consist of upfront franchise fees that we paid to YUM prior to the separation in relation to initial fees or renewal fees we received from franchisees and unconsolidated affiliates that operate our concepts, as well as license fees that are payable to YUM in relation to our deferred revenue of prepaid stored-value products, privilege membership programs and customer loyalty programs. They meet the requirements to be capitalized as they are incremental costs of obtaining contracts with customers and the Company expects to generate future economic benefits from such costs incurred. Such costs to obtain contracts are included in Other assets in the Consolidated Balance Sheets and are amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the assets relate. Subsequent to the separation, we are no longer required to pay YUM initial or renewal fees that we receive from franchisees and unconsolidated affiliates. The Company did not incur any impairment losses related to costs to obtain contracts during any of the periods presented. Costs to obtain contracts were $6 million and $7 million at December 31, 2022 and 2021, respectively.

Contract Liabilities

Contract liabilities at December 31, 2022 and 2021 were as follows:

	2022	2021
Contract liabilities		
—Deferred revenue related to prepaid stored-value products	$ 139	$ 134
—Deferred revenue related to upfront franchise fees	32	30
—Deferred revenue related to customer loyalty programs	23	25
—Deferred revenue related to privilege membership programs	16	18
—Others	—	1
Total	$ 210	$ 208

Contract liabilities primarily consist of deferred revenue related to prepaid stored-value products, privilege membership programs, customer loyalty programs and upfront franchise fees. Deferred revenue related to prepaid stored-value products, privilege membership programs, and customer loyalty programs is included in Accounts payable and other current liabilities in the Consolidated Balance Sheets. Deferred revenue related to upfront franchise fees that we expect to recognize as revenue in the next 12 months is included in Accounts payable and other current liabilities, and the remaining balance is included in Other liabilities in the Consolidated Balance Sheets. Revenue recognized that was included in the contract liability balance at the beginning of the year amounted to $110 million and $127 million in 2022 and 2021, respectively. Changes in contract liability balances were not materially impacted by business acquisition, change in estimate of transaction price or any other factors during any of the years presented.

The Company has elected, as a practical expedient, not to disclose the value of remaining performance obligations associated with sales-based royalty promised to franchisees in exchange for franchise right and other related services. The remaining duration of the performance obligation is the remaining contractual term of each franchise agreement. We recognize continuing franchisee fees and revenues from advertising services and other services provided to franchisees and unconsolidated affiliates that operate our concepts based on certain percentage of sales, as those sales occur.

Note 5—Earnings Per Common Share ("EPS")

The following table summarizes the components of basic and diluted earnings per share (in millions, except for per share data):

	2022	2021	2020
Net Income – Yum China Holdings, Inc.	$ 442	$ 990	$ 784
Weighted-average common shares outstanding (for basic calculation)[a]	421	422	390
Effect of dilutive share-based awards[a]	4	6	7
Effect of dilutive warrants[b]	—	6	5
Weighted-average common and dilutive potential common shares outstanding (for diluted calculation)	425	434	402
Basic Earnings Per Share	$ 1.05	$ 2.34	$ 2.01
Diluted Earnings Per Share	$ 1.04	$ 2.28	$ 1.95
Share-based awards excluded from the diluted EPS computation[c]	4	2	3

(a) As a result of the separation, shares of Yum China common stock were distributed to YUM's shareholders of record as of October 19, 2016 and were included in the calculated weighted-average common shares outstanding. Holders of outstanding YUM equity awards generally received both adjusted YUM awards and Yum China awards, or adjusted awards of either YUM or Yum China in their entirety. Any subsequent exercise of these awards, whether held by the Company's employees or YUM's employees, would increase the number of common shares outstanding. The incremental shares arising from outstanding equity awards are included in the computation of diluted EPS, if there is dilutive effect. See Note 15 for a further discussion of share-based compensation. In September 2020, 41,910,700 common shares were issued as a result of the Company's global offering and secondary listing on the HKEX and they were included in the calculated weighted-average common shares outstanding.

(b) Pursuant to the investment agreements dated September 1, 2016 (Note 11), Yum China issued to strategic investors two tranches of warrants on January 9, 2017, with each tranche initially providing the right to purchase 8,200,405 shares of Yum China common stock, at an initial exercise price of $31.40 and $39.25 per share, respectively, subject to customary anti-dilution adjustments. The warrants were exercisable at any time through October 31, 2021. The incremental shares arising from outstanding warrants were included in the computation of diluted EPS, if there is dilutive effect when the average market price of Yum China common stock for the year exceeds the applicable exercise price of the warrants. During 2021, an aggregate of 7,534,316 common shares were issued as a result of the cashless exercise of all warrants outstanding, which upon exercise were excluded from the calculation of dilutive warrants and included in the weighted-average common shares outstanding.

(c) These outstanding SARs, RSUs and PSUs were excluded from the computation of diluted EPS because to do so would have been antidilutive for the years presented, or because certain PSUs are contingently issuable based on the achievement of performance and market conditions, which have not been met as of December 31, 2022, 2021 and 2020.

Note 6—Items Affecting Comparability of Net Income

Impact of COVID-19 Pandemic

Starting in the first quarter of 2020, the COVID-19 pandemic significantly impacted the Company's operations. Since then, fluid COVID-19 conditions have caused significant volatility in our operations. During the first half of 2022, severe COVID-19 outbreaks in China significantly affected the Company's business and operating profit. Operating profit increased in the third quarter of 2022 when COVID-19 conditions were relatively calmer. However, in October and November 2022, sporadic occurrences of COVID infections quickly evolved into major regional outbreaks and massive waves of infections to nearly all provinces in China following COVID-19 policy change in the fourth quarter of 2022. Operating profit for the years ended December 31, 2022, 2021 and 2020 was $629 million, $1,386 million and $961 million, respectively. Excluding the impacts of $628 million and $239 million in gains from the re-measurement of our previously held equity interests in former unconsolidated affiliates recognized upon acquisition in 2021 and 2020, respectively, as described in Note 3, the Operating profit for the years ended December 31, 2022, 2021 and 2020 was $629 million, $758 million and $722 million, respectively.

Consolidation of Former Unconsolidated Affiliates

In the fourth and third quarters of 2021, as a result of the consolidation of Hangzhou KFC and the Lavazza joint venture, the Company recognized a gain of $618 million and $10 million, respectively, from the re-measurement of our previously held equity interest at fair value in Other income. In the third quarter of 2020, the Company recognized a re-measurement gain of $239 million as a result of the consolidation of Suzhou KFC in Other income. See Note 3 for additional information.

Fair Value Changes for Investment in Equity Securities

In September 2018, we invested in the equity securities of Meituan, the fair value of which is determined based on the closing market price for the shares at the end of each reporting period, with subsequent fair value changes recorded as Investment gain (loss) in our consolidated statements of income. We recorded related pre-tax loss of $27 million and $38 million in 2022 and 2021, and related pre-tax gains of $104 million in 2020, respectively.

In the first quarter of 2021, we invested in a 5% equity interest in Sunner. The investment in Sunner was recorded at fair value based on their closing market price on each measurement date before it became subject to the equity method of accounting when the Company established significant influence over the operating and financial policies of Sunner in May 2021. We recorded related pre-tax loss of $22 million in 2021, representing changes in fair value before the equity method of accounting was applied.

See Note 3 for additional information on our investment in Meituan and Sunner.

Note 7—Other Expenses (Income), net

	2022	2021	2020
Amortization of reacquired franchise rights[a]	$ 97	$ 43	$ 22
Gain from re-measurement of equity interest upon acquisition[b]	—	(628)	(239)
Equity income from investments in unconsolidated affiliates[c]	—	(43)	(62)
Derecognition of indemnification asset[d]	—	—	3
Foreign exchanges and other	(3)	(15)	(9)
Other expenses (income), net	$ 94	$ (643)	$ (285)

(a) As a result of the acquisition of Hangzhou KFC, Suzhou KFC and Wuxi KFC, $66 million, $61 million and $61 million of the purchase price were allocated to intangible assets related to reacquired franchise rights, respectively, which are being amortized over the remaining franchise contract period of 1 year, 2.4 years and 5 years. (See Note 3 for additional information).

(b) In the fourth and third quarters of 2021, as a result of the consolidation of Hangzhou KFC and the Lavazza joint venture, the Company recognized a gain of $618 million and $10 million, respectively, from the re-measurement of our previously held equity interest at fair value. In the third quarter of 2020, the Company recognized a re-measurement gain of $239 million as a result of the consolidation of Suzhou KFC. The re-measurement gains were not allocated to any segment for performance reporting purposes. (See Note 3 for additional information).

(c) Includes equity income from our investments in Hangzhou KFC, Suzhou KFC and the Lavazza joint venture before we consolidated the results of these entities upon completion of acquisitions. (See Note 3 for additional information).

(d) In the second quarter of 2020, the Company derecognized a $3 million indemnification asset previously recorded for the Daojia acquisition as the indemnification right pursuant to the purchase agreement expired. The expense was included in Other income, net, but was not allocated to any segment for performance reporting purposes.

Note 8—Supplemental Balance Sheet Information

Accounts Receivable, net		2022		2021
Accounts receivable, gross	$	66	$	68
Allowance for doubtful accounts		(2)		(1)
Accounts receivable, net	$	64	$	67

Prepaid Expenses and Other Current Assets		2022		2021
VAT assets[a]	$	88	$	—
Receivables from payment processors and aggregators		53		45
Dividends receivable from unconsolidated affiliates		6		—
Other prepaid expenses and current assets		160		176
Prepaid expenses and other current assets	$	307	$	221

Property, Plant and Equipment		2022		2021
Buildings and improvements, and construction in progress	$	2,912	$	2,984
Finance leases, primarily buildings		62		52
Machinery and equipment		1,612		1,589
Property, plant and equipment, gross		4,586		4,625
Accumulated depreciation		(2,468)		(2,374)
Property, plant and equipment, net	$	2,118	$	2,251

Depreciation and amortization expense related to property, plant and equipment was $497 million, $465 million and $421 million in 2022, 2021 and 2020, respectively.

Other Assets		2022		2021
Land use right[b]	$	123	$	138
Investment in equity securities		95		122
Long-term deposits		90		101
Costs to obtain contracts		6		7
VAT assets[a]		5		322
Others		24		52
Other Assets	$	343	$	742

(a) On June 7, 2022, the Chinese Ministry of Finance and the Chinese State Tax Administration jointly issued Circular [2022] No. 21, to extend full VAT credit refunds to more sectors and increase the frequency for accepting taxpayers' applications with an aim to support business recovery. Beginning on July 1, 2022, entities engaged in providing catering services in China are allowed to apply for a lump sum refund of VAT assets accumulated prior to March 31, 2019. In addition, VAT assets accumulated after March 31, 2019 can be refunded on a monthly basis. As the benefits of certain VAT assets are expected to be realized within one year pursuant to Circular [2022] No. 21, $303 million of VAT assets as of June 30, 2022 were reclassified from Other assets to Prepaid expenses and other current assets. As of December 31, 2022, VAT assets of $88 million were included in Prepaid expenses and other current asset.

(b)   Amortization expense related to land use right was $5 million in each of 2022, 2021 and 2020, respectively.

Accounts Payable and Other Current Liabilities	2022	2021
Accounts payable	$ 727	$ 830
Operating leases liabilities	448	508
Accrued compensation and benefits	285	283
Contract liabilities	182	182
Accrued capital expenditures	181	269
Accrued marketing expenses	72	71
Other current liabilities	203	189
Accounts payable and other current liabilities	$ 2,098	$2,332

Other Liabilities	2022	2021
Accrued income tax payable	$ 52	$ 56
Contract liabilities	28	26
Other noncurrent liabilities	82	85
Other liabilities	$ 162	$ 167

Note 9—Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	Total Company	KFC	Pizza Hut	All Other Segments
Balance as of December 31, 2020				
Goodwill, gross	$ 1,223	$ 748	$ 20	$ 455
Accumulated impairment losses[a]	(391)	—	—	(391)
Goodwill, net	$ 832	$ 748	$ 20	$ 64
Goodwill acquired[b]	1,288	1,272	—	16
Effect of currency translation adjustments	22	20	—	2
Balance as of December 31, 2021				
Goodwill, gross	2,533	2,040	20	473
Accumulated impairment losses[a]	(391)	—	—	(391)
Goodwill, net	$ 2,142	$ 2,040	$ 20	$ 82
Goodwill acquired[b]	16	15	1	—
Effect of currency translation adjustments	(170)	(162)	(2)	(6)
Balance as of December 31, 2022				
Goodwill, gross	2,379	1,893	19	467
Accumulated impairment losses[a]	(391)	—	—	(391)
Goodwill, net	$ 1,988	$ 1,893	$ 19	$ 76

(a)   Accumulated impairment losses represent goodwill impairment attributable to the reporting units of Little Sheep and Daojia.

(b)   Goodwill acquired resulted from the acquisitions of Hangzhou KFC and the Lavazza joint venture during 2021 (Note 3), as well as the acquisition of restaurants from our existing franchisees during 2022, which was immaterial.

Intangible assets, net as of December 31, 2022 and 2021 are as follows:

	2022				2021			
	Gross Carrying Amount[a]	Accumulated Amortization[a]	Accumulated Impairment Losses[b]	Net Carrying Amount	Gross Carrying Amount[a]	Accumulated Amortization[a]	Accumulated Impairment Losses[b]	Net Carrying Amount
Finite-lived intangible assets								
Reacquired franchise rights	$ 276	$ (271)	$ —	$ 5	$ 295	$ (191)	$ —	$ 104
Huang Ji Huang franchise related assets	22	(3)	—	19	23	(2)	—	21
Daojia platform	16	(4)	(12)	—	16	(4)	(12)	—
Customer-related assets	12	(9)	(2)	1	12	(9)	(2)	1
Other	9	(5)	—	4	10	(5)	—	5
	$ 335	$ (292)	$ (14)	$ 29	$ 356	$ (211)	$ (14)	$ 131
Indefinite-lived intangible assets								
Little Sheep trademark	$ 52	$ —	$ —	$ 52	$ 57	$ —	$ —	$ 57
Huang Ji Huang trademark	78	—	—	78	84	—	—	84
	$ 130	$ —	$ —	$ 130	$ 141	$ —	$ —	$ 141
Total intangible assets	$ 465	$ (292)	$ (14)	$ 159	$ 497	$ (211)	$ (14)	$ 272

(a) Changes in gross carrying amount and accumulated amortization include effect of currency translation adjustment.

(b) Accumulated impairment losses represent impairment charges on intangible assets acquired from Daojia primarily attributable to the Daojia platform.

Amortization expense for finite-lived intangible assets was $99 million in 2022, $45 million in 2021 and $24 million in 2020. Amortization expense for finite-lived intangible assets is expected to approximate $4 million in 2023 and $2 million in each of 2024, 2025, 2026 and 2027. Increase in amortization expenses for finite-lived intangible assets in 2022 primarily relates to reacquired franchise rights resulting from the acquisition of Hangzhou KFC (Note 3).

Note 10—Credit Facilities

As of December 31, 2022, the Company had credit facilities of RMB4,518 million (approximately $655 million), comprised of onshore credit facilities of RMB3,000 million (approximately $435 million) in the aggregate and offshore credit facilities of $220 million in the aggregate.

The credit facilities had remaining terms ranging from less than one year to two years as of December 31, 2022. Each credit facility bears interest based on the prevailing rate stipulated by the People's Bank of China, Loan Prime Rate ("LPR") published by the National Interbank Funding Centre of the PRC, London Interbank Offered Rate ("LIBOR") administered by the ICE Benchmark Administration, or Secured Overnight Financing Rate ("SOFR") published by the Federal Reserve Bank of New York. Each credit facility contains a cross-default provision whereby our failure to make any payment on a principal amount from any credit facility will constitute a default on other credit facilities. Some of the credit facilities contain covenants limiting, among other things, certain additional indebtedness and liens, and certain other transactions specified in the respective agreement. Interest on any outstanding borrowings is due at least monthly.

Some of the onshore credit facilities contain sub-limits for overdrafts, non-financial bonding, standby letters of credit and guarantees. As of December 31, 2022, we had outstanding bank guarantees of RMB209 million (approximately $30 million) mainly to secure our lease payments to landlords for certain Company-owned restaurants. The credit facilities were therefore reduced by the same amount. There was a $2-million bank borrowing outstanding as of December 31, 2022, which was secured by a $1-million short-term investment. The bank borrowing was due within one year and included in Accounts payable and other current liabilities.

Note 11—Investment Agreements with Strategic Investors

On September 1, 2016, YUM and the Company entered into investment agreements (the "Investment Agreements") with each of Pollos Investment L.P., an affiliate of Primavera Capital Group ("Primavera"), and API (Hong Kong) Investment Limited, an affiliate of Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. ("Ant Financial" and, together with Primavera, the "Investors"). Pursuant to the Investment Agreements, on November 1, 2016 ("Closing Date"), Primavera and Ant Financial invested $410 million and $50 million, respectively, for a collective $460 million investment (the "Investment") in the Company in exchange for: (i) over 18 million shares of Yum China common stock and (ii) two tranches of warrants (the "Warrants"). Upon exercise, the first tranche of Warrants initially provided Primavera and Ant Financial with the right to purchase 7,309,057 and 891,348 shares of Yum China common stock, respectively, at an initial exercise price of $31.40 per share. The second tranche of Warrants initially provided Primavera and Ant Financial with the right to purchase the same number of shares of Yum China common stock under the first tranche of Warrants, at an initial exercise price of $39.25 per share. The Warrants were exercisable at any time through October 31, 2021 and contain customary anti-dilution protections, which were equity-classified and recorded in Additional paid in capital in the Consolidated balance sheet presented since December 2016, when the number of Warrants to be issued became fixed.

As of December 31, 2020, Primavera and Ant Financial had separately entered into pre-paid forward sale transactions with respect to all of their Warrants with several financial institutions, pursuant to which Primavera and Ant Financial would deliver their respective Warrants on the applicable settlement date.

In 2021, 7,534,316 shares of Yum China common stock were issued as a result of the cashless exercise of all Warrants, representing approximately 1.8% of Yum China common stock issued and outstanding as of December 31, 2021.

Note 12—Leases

As of December 31, 2022, we leased over 10,000 properties in China for our Company-owned restaurants. We generally enter into lease agreements for our restaurants with initial terms of 10 to 20 years. Most of our lease agreements contain termination options that permit us to terminate the lease agreement early if the restaurant's unit contribution is negative for a specified period of time. We generally do not have renewal options for our leases. Such options are accounted for only when it is reasonably certain that we will exercise the options. The rent under the majority of our current restaurant lease agreements is generally payable in one of three ways: (i) fixed rent; (ii) the higher of a fixed base rent or a percentage of the restaurant's sales; or (iii) a percentage of the restaurant's sales. Most leases require us to pay common area maintenance fees for the leased property. In addition to restaurants leases, we also lease office spaces, logistics centers and equipment. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

In limited cases, we sub-lease certain restaurants to franchisees in connection with refranchising transactions or lease our properties to other third parties. The lease payments under these leases are generally based on the higher of a fixed base rent or a percentage of the restaurant's annual sales. Income from sub-lease agreements with franchisees or lease agreements with other third parties are included in Franchise fees and income and Other revenue, respectively, within our Consolidated Statements of Income. The impact of ASC 842 on our accounting as a lessor was not significant.

Supplemental Balance Sheet	2022/12/31	2021/12/31	Account Classification
Assets			
Operating lease right-of-use assets	$ 2,219	$ 2,612	Operating lease right-of-use assets
Finance lease right-of-use assets	38	33	Property, plant and equipment, net
Total leased assets	$ 2,257	$ 2,645	
Liabilities			
Current			
Operating lease liabilities	$ 448	$ 508	Accounts payable and other current liabilities
Finance lease liabilities	5	3	Accounts payable and other current liabilities
Non-current			
Operating lease liabilities	1,906	2,286	Non-current operating lease liabilities
Finance lease liabilities	42	40	Non-current finance lease liabilities
Total lease liabilities	$ 2,401	$ 2,837	

Summary of Lease Cost	2022	2021	2020	Account Classification
Operating lease cost	$ 564	$ 564	$ 496	Occupancy and other operating expenses, G&A or Franchise expenses
Finance lease cost				
Amortization of leased assets	4	3	2	Occupancy and other operating expenses
Interest on lease liabilities	2	2	2	Interest expense, net
Variable lease cost[a]	303	346	262	Occupancy and other operating expenses or Franchise expenses
Short-term lease cost	12	9	10	Occupancy and other operating expenses or G&A
Sublease income	(23)	(26)	(24)	Franchise fees and income or Other revenues
Total lease cost	$ 862	$ 898	$ 748	

(a) The Company was granted $39 million, $12 million and $36 million in lease concessions from landlords related to the effects of the COVID-19 pandemic for the years ended December 31, 2022, 2021 and 2020, respectively. The lease concessions were primarily in the form of rent reduction over the period of time when the Company's restaurant business was adversely impacted. The Company applied the interpretive guidance in a FASB staff question-and-answer document issued in April 2020 and elected: (1) not to evaluate whether a concession received in response to the COVID-19 pandemic is a lease modification and (2) to assume such concession was contemplated as part of the existing lease contract with no contract modification. Such concession was recognized as negative variable lease cost in the period the concession was granted.

Supplemental Cash Flow Information	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 549	$ 573	$ 493
Operating cash flows from finance leases	2	2	2
Financing cash flows from finance leases	4	2	2
Right-of-use assets obtained in exchange for new lease liabilities[b]:			
Operating leases	$ 191	$ 541	$ 337
Finance leases	10	11	2

(b) This supplemental non-cash disclosure for ROU obtained in exchange for new lease liabilities includes an increase in lease liabilities associated with obtaining new ROU assets of $344 million, $557 million and $358 million for the years ended December 31, 2022, 2021 and 2020, respectively, as well as adjustments to lease liabilities

Form 10-K

or ROU assets due to modification or other reassessment events, which resulted in a decrease of $143 million, $5 million and $19 million in lease liabilities for the years ended December 31, 2022, 2021 and 2020, respectively.

Lease Term and Discount Rate	2022	2021
Weighted-average remaining lease term (years)		
Operating leases	7.1	7.2
Finance leases	11.2	11.3
Weighted-average discount rate		
Operating leases	5.1%	5.5%
Finance leases	5.1%	5.5%

Summary of Future Lease Payments and Lease Liabilities

Maturities of lease liabilities as of December 31, 2022 were as follows:

	Amount of Operating Leases	Amount of Finance Leases	Total
2023	$ 552	$ 7	$ 559
2024	450	6	456
2025	387	6	393
2026	338	6	344
2027	279	5	284
Thereafter	808	32	840
Total undiscounted lease payment	2,814	62	2,876
Less: imputed interest[c]	460	15	475
Present value of lease liabilities	$ 2,354	$ 47	$ 2,401

(c)   As the rate implicit in the lease cannot be readily determined, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the imputed interest and present value of lease payments. We used the incremental borrowing rate on January 1, 2019 for operating leases that commenced prior to that date.

As of December 31, 2022, we have additional lease agreements that have been signed but not yet commenced, with total undiscounted minimum lease payments of $107 million. These leases will commence between 2023 and 2026 with lease terms of 1 year to 20 years.

Note 13 — Fair Value Measurements and Disclosures

The Company's financial assets and liabilities primarily consist of cash and cash equivalents, short-term investments, long-term time deposits, accounts receivable, accounts payable, and lease liabilities, and the carrying values of these assets and liabilities approximate their fair value in general.

The Company accounts for its investment in the equity securities of Meituan at fair value, which is determined based on the closing market price for the shares at the end of each reporting period, with subsequent fair value changes recorded in our Consolidated Statements of Income.

The following table is a summary of our financial assets measured on a recurring basis or disclosed at fair value and the level within the fair value hierarchy in which the measurement falls. The Company classifies its cash equivalents, short-term investments, long-term time deposits, and investment in equity securities within Level 1 or Level 2 in the fair value hierarchy because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value, respectively. No transfers among the levels within the fair value hierarchy occurred in 2022 and 2021.

	Balance at December 31, 2022	Fair Value Measurement or Disclosure at December 31, 2022		
		Level 1	Level 2	Level 3
Cash equivalents:				
Time deposits	$ 355		$ 355	
Fixed income debt securities[a]	129	29	100	
Money market funds	59	59		
Total cash equivalents	543	88	455	—
Short-term investments:				
Time deposits	1,434		1,434	
Fixed income debt securities[a]	500		500	
Structured deposits	88		88	
Total short-term investments	2,022	—	2,022	—
Long-term time deposits[b]	680		680	
Other assets:				
Investment in equity securities	95	95		
Total	$ 3,340	$ 183	$ 3,157	$ —

	Balance at December 31, 2021	Fair Value Measurement or Disclosure at December 31, 2021		
		Level 1	Level 2	Level 3
Cash equivalents:				
Time deposits	$ 321		$ 321	
Fixed income debt securities[a]	163	63	100	
Money market funds	45	45		
Total cash equivalents	529	108	421	—
Short-term investments:				
Time deposits	1,726		1,726	
Fixed income debt securities[a]	1,055		1,055	
Variable return investments	79	79		
Total short-term investments	2,860	79	2,781	—
Long-term time deposits[b]	90		90	
Other assets:				
Investment in equity securities	122	122		
Total	$ 3,601	$ 309	$ 3,292	$ —

(a)   Classified as held-to-maturity investments and measured at amortized cost.

(b)   As of December 31, 2022 and 2021, long-term time deposits balance included $81 million and $90 million deposits, respectively, which is restricted for use in order to secure the balance of prepaid stored-value cards issued by the Company pursuant to regulatory requirements.

Non-recurring fair value measurements

In addition, certain of the Company's restaurant-level assets (including operating lease ROU assets, property, plant and equipment), goodwill and intangible assets, are measured at fair value based on unobservable inputs (Level 3) on a non-recurring basis, if determined to be impaired. As of December 31, 2022, the fair value of restaurant-level assets, if determined to be impaired, are primarily represented by the price market participant would pay to sub-lease the operating lease ROU assets and acquire remaining restaurants assets, which reflects the highest and best use of the assets. Significant unobservable inputs used in the fair value measurement include market rental prices, which were determined with the assistance of an independent valuation specialist. The direct comparison approach is used as the valuation technique by assuming sub-lease of each of these properties in its existing state with vacant possession. By making reference to lease transactions as available in the relevant market, comparable properties in close proximity have been selected and adjustments have been made to account for the difference in factors such as location and property size.

The following table presents amounts recognized from all non-recurring fair value measurements based on unobservable inputs (Level 3) during the years ended December 31, 2022, 2021 and 2020. These amounts exclude fair value measurements made for restaurants that were subsequently closed or refranchised prior to those respective year-end dates.

	2022	2021	2020	Account Classification
Restaurant-level impairment[a]	24	32	52	Closure and impairment expenses, net

(a)   Restaurant-level impairment charges are recorded in Closures and impairment expenses, net and resulted primarily from our semi-annual impairment evaluation of long-lived assets of individual restaurants that were being operated at the time of impairment and had not been offered for refranchising. We performed an additional impairment evaluation in the first quarter of 2020, considering the adverse effects of the COVID-19 pandemic as an impairment indicator. After considering the impairment charges recorded during the corresponding years, the fair value of assets as of the relevant measurement date was $97 million, $112 million and $157 million during the years ended December 31, 2022, 2021 and 2020, respectively.

Note 14 — Retirement Plans

For executives who were hired or re-hired after September 30, 2001, YUM has implemented the YUM LRP. This is an unfunded, unsecured account-based retirement plan which allocates a percentage of pay to an account payable to the executive following the executive's separation of employment from YUM or attainment of age 55. The Company adopted the YCHLRP upon separation while the assets and liabilities associated with these employees under YUM LRP were transferred to YCHLRP. YCHLRP will continue to be in effect until terminated by the Company's board of directors. The terms of the YCHLRP are substantially similar to the terms of the YUM LRP. Under the YCHLRP, certain executives who are at least age 21, who are classified as salary level 12, who are not eligible to participate in a tax-qualified defined benefit plan, and who satisfy certain additional requirements as to work location and assignment, are eligible to participate in the YCHLRP if selected for participation by the Company. The YCHLRP is an unfunded, unsecured account-based retirement plan that allocates a percentage of pay to an account payable to an executive following the later to occur of the executive's separation of employment from the Company or attainment of age 55. Under the YCHLRP, participants aged 55 or older are entitled to a lump sum distribution of their account balance on the last day of the calendar quarter that occurs on or follows their separation of employment. The liabilities attributable to our employees under the YCHLRP were insignificant as of December 31, 2022 and 2021.

YUM offers certain of the Company's executives working in China retirement benefits under the Bai Sheng Restaurants China Holdings Limited Retirement Scheme (previously known as the Bai Sheng Restaurants (Hong Kong) Ltd. Retirement Scheme). Under this defined contribution plan, YUM provides a Company-funded contribution ranging from 5% to 10% of an executive's base salary. Upon termination, participants will receive a lump sum equal to a percentage of the Company's contributions inclusive of investment return. This percentage is based on a vesting schedule that provides participants with a vested 30% interest upon completion of a minimum of 3 years of service, and an additional 10% vested interest for each additional completed year, up to a maximum of 100%. The Company adopted the same plan after the separation and the contribution amount to the plan for the years ended December 31, 2022, 2021 and 2020 was immaterial.

As stipulated by Chinese state regulations, the Company participates in a government-sponsored defined contribution retirement plan. Substantially all employees are entitled to an annual pension equal to a fixed proportion of the average basic salary amount of the geographical area of their last employment at their retirement date. We are required to make contributions to the local social security bureau between 13% and 20% of the previous year's average basic salary amount of the geographical area where the employees are under our employment. Contributions are recorded in the Consolidated Statements of Income as they become payable. We have no obligation for the payment of pension benefits beyond the annual contributions as set out above. The Company contributed $183 million, $183 million and $167 million to the government-sponsored plan for the year ended December 31, 2022, 2021 and 2020, respectively.

Note 15 – Share-Based Compensation

Overview

Upon the separation, holders of outstanding YUM equity awards generally received both adjusted YUM awards and Yum China awards, or adjusted awards of either YUM or Yum China in their entirety, to maintain the pre-separation intrinsic value of the awards. Depending on the tax laws of the country of employment, awards were modified using either the shareholder method or the employer method. Share issuances for Yum China awards held by YUM's employees will be satisfied by Yum China. Share issuances for YUM awards held by the Company's employees will be satisfied by YUM. The shareholder method was based on the premise that employees holding YUM awards prior to the separation should receive an equal number of awards of both YUM and Yum China. Under the employer method, employees holding YUM awards prior to the separation had their awards converted into awards of the Company that they worked for subsequent to the separation. As a result, Yum China may issue shares of common stock to YUM's employees upon exercise or vesting of various types of awards, including stock options, SARs, RSUs, and awards from the executive income deferral plan.

The modified equity awards have the same terms and conditions as the awards held immediately before the separation, except that the number of shares and the price were adjusted. In accordance with ASC 718, the Company compared the fair value of the awards immediately prior to the separation to the fair value immediately after the separation to measure the incremental compensation cost, using the Black-Scholes option-pricing model (the "BS model"). The incremental compensation cost was insignificant, and YUM and the Company continue to recognize the unamortized original grant-date fair value of the modified awards over the remaining requisite service period as their respective employees continue to provide services. Share-based compensation for the Company's employees is based on both YUM awards and Yum China awards held by those employees.

Effective October 31, 2016, the Company adopted the Yum China Holdings, Inc. Long Term Incentive Plan (the "2016 Plan"). The Company has reserved for issuance under the 2016 Plan of 45,000,000 shares of our common stock. Under this plan, the exercise price of stock options and SARs granted must be equal to or greater than the fair market value of the Company's stock on the date of grant.

In connection with the Primary Conversion, the Company's stockholders approved the Yum China Holdings, Inc. 2022 Long Term Incentive Plan (the "2022 Plan"), with 31,000,000 shares of Company common stock authorized for grants. The 2022 Plan replaced the 2016 Plan and became effective on October 24, 2022. The 2016 Plan continued to govern awards granted prior to the effectiveness of the 2022 Plan. Under the 2022 Plan, the exercise price of stock options and SARs granted must be the higher of 1) the fair market value of the Company's stock on the date of grant and (ii) the average fair market value for the five trading days immediately preceding the date of grant. The 2022 Plan is largely based on the 2016 Plan, but with updates to conform to the requirements of the HKEX, to delete provisions relating to our spin-off that are no longer applicable and to make certain other administrative changes.

Similar to the 2016 Plan, potential awards to employees and non-employee directors under the 2022 Plan include stock options, incentive options, SARs, restricted stock, stock units, RSUs, performance shares, performance units, and cash incentive awards. While awards under the 2016 and 2022 Plan can have varying vesting provisions and exercise periods, outstanding awards vest in periods ranging from three to five years. Stock options and SARs expire 10 years after grant.

The Company recognizes all share-based payments to employees and non-employee directors in the Consolidated Financial Statements as compensation cost on a straight-line basis over the service period based on their fair value on the date of grant, for awards that actually vest and when performance conditions are probable of being achieved, if applicable. If no substantive service condition exists, the grant-date fair value is fully recognized as expense upon grant.

Award Valuation

Stock Options and SARs

The Company estimated the fair value of each stock option and SAR award granted to the Company's employees as of the date of grant, using the BS model with the following assumptions:

	2022	2021	2020
Risk-free interest rate	1.6%	0.4%	1.5%
Expected term (years)	6.25	6.25	6.50
Expected volatility	32.4%	33.9%	33.2%
Expected dividend yield	1.0%	0.8%	1.1%

Share option and SAR awards granted to employees typically have a graded vesting schedule of 25% per year over four years and expire 10 years after grant. The Company uses a single weighted-average term for awards that have a graded vesting schedule and determined average terms of exercise based on analysis of the historical exercise and post-vesting termination behavior. Forfeitures were estimated based on historical experience. Historical data used to estimate the expected term and forfeiture rate include data associated with the Company's employees who were granted share-based awards by YUM prior to the separation.

For those awards granted by the Company after the separation, the Company considered the volatility of common shares of comparable companies in the same business as the Company, as well as the historical volatility of the Company stock. The dividend yield was estimated based on the Company's dividend policy at the time of the grant.

RSUs

RSU awards generally vest over three to four years, with either cliff vesting at 100% on the third grant anniversary or graded vesting on anniversary dates. The fair values of RSU awards are based on the closing price of the Company's stock on the date of grant.

PSUs

In February 2020, the Company's board of directors approved new grants of a special award of PSUs ("Partner PSU Awards") to select employees who were deemed critical to the Company's execution of its strategic operating plan under the 2016 Plan. These Partner PSU Awards are subject to market and performance conditions, and will cliff vest only if threshold performance goals are achieved over a four-year performance period, with the payout ranging from 0% to 200% of the target number of shares.

In addition, the Company also granted annual PSU awards since 2020. These annual PSU awards are based on the Company's achievement of one or more performance goals, including relative total shareholder return against the MSCI China Index, and will cliff vest only if threshold performance goals are achieved over a three-year performance period.

The fair value of PSU awards was determined based on the closing price of the Company's stock on the date of the grant and the outcome of the MCS model with the following assumptions:

	2022	2021	2020
Risk-free interest rate	1.8%	0.2%	1.4%
Expected volatility	30.8%	35.7%	33.4%
Expected dividend yield	Not applicable	Not applicable	1.1%

Compensation costs associated with annual and Partner PSU Awards are recognized on a straight-line basis over the performance period when performance conditions are probable of being achieved, adjusted for estimated forfeiture rate.

Others

Commencing from November 11, 2016, Yum China also granted annual awards of common stock to non-employee directors for their service on Yum China's board of directors. The fair value of these awards is based on the closing price of the Company's common stock on the date of grant. The shares were issued outright to the directors on the date of grant, with no conditions attached. Therefore, the fair value of the awards was fully recognized as expenses upon grant. For the years ended December 31, 2022, 2021 and 2020, a total of 47,820, 31,182 and 54,757 shares of Yum China common stock, respectively, were granted to non-employee directors and the grant-date fair value of $2.1 million, $2.1 million and $2.6 million, respectively, was immediately recognized in full in the Consolidated Statements of Income.

Award Activity

Stock Options and SARs

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at the beginning of 2022	10,823	31.65		
Granted	964	50.16		
Exercised	(1,932)	23.32		
Forfeited or expired	(250)	49.66		
Outstanding at the end of 2022	9,605[a]	34.71	4.95	194
Exercisable at the end of 2022	7,124	29.44	3.87	180

(a)   Outstanding awards include 180,256 stock options and 9,424,555 SARs with weighted-average exercise prices of $20.31 and $34.99, respectively. Outstanding awards represent Yum China awards held by employees of both the Company and YUM.

The weighted-average grant-date fair value of SARs granted in 2022, 2021 and 2020 was $15.55, $17.44 and $13.36, respectively. The total intrinsic value of stock options and SARs exercised by the Company's employees during the years ended December 31, 2022, 2021 and 2020 was $22 million, $22 million and $75 million, respectively.

As of December 31, 2022, $25 million of unrecognized compensation cost related to unvested SARs, which will be reduced by any forfeitures that occur, is expected to be recognized over a remaining weighted-average vesting period of approximately 1.63 years. The total fair value at grant date or modification date of awards held by the Company's employees that vested during 2022, 2021 and 2020 was $16 million, $15 million and $15 million, respectively.

Form 10-K

RSUs

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Unvested at the beginning of 2022	684	53.77
Granted	409	50.11
Vested	(170)	42.81
Forfeited or expired	(48)	54.83
Unvested at the end of 2022	875	54.13

The weighted-average grant-date fair value of RSUs granted in 2022, 2021 and 2020 was $50.11, $58.77 and $48.01, respectively. As of December 31, 2022, $27 million of unrecognized compensation cost related to 874,914 unvested RSUs, which will be reduced by any forfeiture that occurs, is expected to be recognized over a remaining weighted-average vesting period of approximately 1.72 years. The total fair value at grant date of awards that vested during 2022, 2021 and 2020 was $7 million, $11 million and $11 million, respectively.

PSUs

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Unvested at the beginning of 2022	1,233	42.86
Granted	102	61.33
Vested	(125)	43.08
Forfeited or expired	(134)	47.23
Unvested at the end of 2022	1,076	44.04

The weighted-average grant-date fair value of PSUs granted in 2022, 2021 and 2020 was $61.33, $68.04 and $39.78, respectively. As of December 31, 2022, $12 million of unrecognized compensation cost related to 1,075,646 unvested PSUs, which will be reduced by any forfeiture that occurs and adjusted based on the Company's achievement of performance goals, is expected to be recognized over a remaining weighted-average vesting period of approximately 1.33 years. The total fair value at grant date of awards that vested during 2022, 2021 and 2020 was $5 million, $3 million and $3 million, respectively.

On December 30, 2022, in recognition of the extended impact of the COVID-19 pandemic and the Company's performance over the three-year performance period of the 2020 annual PSU awards, the Compensation Committee of the board of directors determined to adjust the weighting of the performance goals applicable to the 2020 annual PSU awards. This modification pertained to all recipients of this award, and resulted in incremental compensation expense of $6 million recognized during the year ended December 31, 2022.

Impact on Net Income

Share-based compensation expense was $42 million, $41 million and $36 million for 2022, 2021 and 2020, respectively. Deferred tax benefits of $1 million was recognized in each of 2022, 2021 and 2020.

Note 16—Equity

Immediately after the separation on October 31, 2016, Yum China authorized capital stock consisted of 1,000 million shares of common stock, par value $0.01 per share, and 364 million shares of Yum China common stock were issued and outstanding. As of December 31, 2022, 419 million shares of Yum China common stock were issued and outstanding.

Share Repurchase and Retirement

The Company repurchased 10.5 million, 1.3 million and 0.2 million shares of common stock at a total cost of $466 million, $75 million and $7 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, $1.2 billion remained available for repurchase under the current authorization.

As of December 31, 2022, all shares repurchased were retired and resumed the status of authorized and unissued shares of common stock.

Cash Dividend

On October 4, 2017, the board of directors approved a regular quarterly cash dividend program, and we have paid a quarterly cash dividend on Yum China's common stock since the fourth quarter of 2017, except for the second and third quarters of 2020 due to the unprecedented effects of the COVID-19 pandemic. Cash dividends totaling $202 million, $203 million and $95 million were paid to stockholders in 2022, 2021 and 2020, respectively.

Accumulated Other Comprehensive Income ("AOCI")

The Company's other comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020 and AOCI balances as of December 31, 2022 and 2021 were comprised solely of foreign currency translation adjustments. Other comprehensive loss was $431 million for the year ended December 31, 2022, and other comprehensive income was $108 million and $230 million for the years ended December 31, 2021 and 2020, respectively. The accumulated balances reported in AOCI in the Consolidated Balance Sheets for currency translation adjustments were a net loss of $103 million as of December 31, 2022 and a net gain of $268 million as of December 31, 2021. There was no tax effect related to the components of other comprehensive income for all years presented.

Restricted net assets

The Company's ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the Consolidated Financial Statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company's PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise's PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise's PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company's PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividend payments, loans or advances. The restricted net assets of the PRC subsidiaries were approximately $1 billion as of December 31, 2022.

Furthermore, cash transfers from the Company's PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency-denominated obligations.

Note 17—Income Taxes

In December 2017, the U.S. enacted the Tax Act, which included a broad range of tax reforms. The Tax Act requires a U.S. shareholder to be subject to tax on Global Intangible Low Taxed Income ("GILTI") earned by certain foreign subsidiaries. We have elected the option to account for current year GILTI tax as a period cost as incurred.

In August 2022, the IRA was signed into law in the U.S. The IRA contains certain tax measures, including a Corporate Alternative Minimum Tax ("CAMT") of 15% on certain large corporations. On December 27, 2022, the U.S. Treasury Department and the Internal Revenue Services (the "IRS") released Notice 2023-7, announcing their intention to issue proposed regulations addressing the application of the new CAMT. Notice 2023-7 also provides interim guidance regarding certain CAMT issues and states that, the U.S. Treasury Department and the IRS plan to issue additional interim guidance addressing other issues before publishing proposed regulations. The Company will monitor the regulatory developments and continue to evaluate the impact on our financial statements, if any.

In December 2022, a refined Foreign Sourced Income Exemption ("FSIE") regime was published in Hong Kong and will take effect from January 1, 2023. Under the new FSIE regime, certain foreign soured income would be deemed as being sourced from Hong Kong and chargeable to Hong Kong Profits Tax, if the recipient entity fails to meet the prescribed exception requirements. Certain dividends, interests and disposal gains, if any, received by us and our Hong Kong subsidiaries may be subject to the new tax regime. We are in the process of evaluating the impact on our financial statements, if any.

U.S. and foreign income (loss) before taxes are set forth below:

	2022	2021	2020
U.S.	$ 7	$ (1)	$ (10)
Mainland China	686	1,424	1,014
Other Foreign	(6)	(31)	104
	$ 687	$ 1,392	$ 1,108

The details of our income tax provision are set forth below:

		2022	2021	2020
Current:	Federal	$ 5	$ —	$ 1
	Foreign	222	209	183
		$ 227	$ 209	$ 184
Deferred:	Federal	$ (6)	$ (8)	$ 26
	Foreign	(14)	168	85
		$ (20)	$ 160	$ 111
		$ 207	$ 369	$ 295

Form 10-K

The reconciliation of income taxes calculated at the U.S. federal statutory rate to our effective tax rate is set forth below:

	2022		2021		2020	
U.S. federal statutory rate	$ 144	21.0%	$ 292	21.0%	$ 233	21.0%
Statutory rate differential attributable to foreign operations	54	7.9	73	5.2	63	5.7
Adjustments to reserves and prior years	(3)	(0.6)	(4)	(0.3)	(6)	(0.6)
Change in valuation allowances	9	1.3	9	0.7	1	0.1
Other, net	3	0.5	(1)	(0.1)	4	0.4
Effective income tax rate	$ 207	30.1%	$ 369	26.5%	$ 295	26.6%

Statutory rate differential attributable to foreign operations. This item includes local taxes, withholding taxes, and shareholder-level taxes, net of foreign tax credits. A majority of our income is earned in China, which is generally subject to a 25% tax rate. The negative impact in 2022, 2021 and 2020 is primarily due to the U.S. federal statutory rate of 21%, which is lower than China's statutory income tax rate.

Adjustments to reserves and prior years. This item includes: (1) changes in tax reserves, including interest thereon, established for potential exposure we may incur if a taxing authority takes a position on a matter contrary to our position; and (2) the effects of reconciling income tax amounts recorded in our Consolidated Statements of Income to amounts reflected on our tax returns, including any adjustments to the Consolidated Balance Sheets. The impact of certain effects or changes may affect items reflected in '*Statutory rate differential attributable to foreign operations*'.

Change in valuation allowances. This item relates to changes for deferred tax assets generated or utilized during the current year and changes in our judgment regarding the likelihood of using deferred tax assets that existed at the beginning of the year. The impact of certain changes may affect items reflected in '*Statutory rate differential attributable to foreign operations*'.

Others. This item primarily includes the impact of permanent differences related to current year earnings, gain or loss on investment in equity securities, as well as U.S. tax credits and deductions.

The details of 2022 and 2021 deferred tax assets (liabilities) are set forth below:

	2022	2021
Operating losses and tax credit carryforwards	$ 47	$ 43
Tax benefit from Little Sheep restructuring	15	17
Employee benefits	6	3
Share-based compensation	6	5
Lease	49	64
Other liabilities	11	15
Deferred income and other	94	89
Gross deferred tax assets	228	236
Deferred tax asset valuation allowances	(57)	(53)
Net deferred tax assets	$ 171	$ 183
Intangible assets	(40)	(69)
Property, plant and equipment	(136)	(138)
Gain from re-measurement of equity interest upon acquisition	(226)	(245)
Unrealized gains from equity securities	(12)	(18)
Withholding tax on distributable earnings	(34)	(32)
Gross deferred tax (liabilities)	$ (448)	$ (502)
Net deferred tax (liabilities)	$ (277)	$ (319)
Reported in Consolidated Balance Sheets as:		
Deferred income tax assets	113	106
Deferred income tax liabilities	(390)	(425)
	$ (277)	$ (319)

Form 10-K

We have investments in our foreign subsidiaries where the carrying values for financial reporting exceed the tax basis. Except for the planned but yet to be distributed earnings, we have not provided deferred tax on the portion of the excess that we believe is indefinitely reinvested, as we have the ability and intent to indefinitely postpone the basis differences from reversing with a tax consequence. The Company's separation from YUM was intended to qualify as a tax-free reorganization for U.S. income tax purposes resulting in the excess of financial reporting basis over tax basis in our investment in the China business continuing to be indefinitely reinvested. The excess of financial reporting basis over tax basis as of December 31, 2017 was subject to the one-time transition tax under the Tax Act as a deemed repatriation of accumulated undistributed earnings from the foreign subsidiaries. However, we continue to believe that the portion of the excess of financial reporting basis over tax basis (including earnings and profits subject to the one-time transition tax) is indefinitely reinvested in our foreign subsidiaries for foreign withholding tax purposes. We estimate that our total temporary difference for which we have not provided foreign withholding taxes is approximately $3 billion at December 31, 2022. The foreign withholding tax rate on this amount is 5% or 10% depending on the manner of repatriation and the applicable tax treaties or tax arrangements.

At December 31, 2022, the Company had operating loss carryforwards of $200 million, primarily related to our Little Sheep and Daojia as well as certain underperforming entities, most of which will expire by 2027. These losses are being carried forward in jurisdictions where we are permitted to use tax losses from prior periods to reduce future taxable income.

Cash payments for tax liabilities on income tax returns filed were $204 million, $255 million and $170 million in 2022, 2021 and 2020, respectively.

We recognize the benefit of positions taken or expected to be taken in tax returns in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2022	2021
Beginning of Year	$ 20	$ 21
Additions on tax positions	6	5
Reductions due to statute expiration	(5)	(6)
End of Year	$ 21	$ 20

In 2022 and 2021, our unrecognized tax benefits were increased by $6 million and $5 million, respectively. The unrecognized tax benefits balance of $21 million as of December 31, 2022 related to the uncertainty with regard to the deductibility of certain business expenses incurred, all of which, if recognized upon audit settlement or statute expiration, would affect the effective tax rate. The Company believes it is reasonably possible its unrecognized tax benefits of $21 million as of December 31, 2022, which is included in Other liabilities on the Consolidated Balance Sheet, may decrease by approximately $5 million in the next 12 months, which if recognized, would affect the 2023 effective tax rate. The accrued interest and penalties related to income taxes at December 31, 2022 and 2021 are set forth below:

	2022	2021
Accrued interest and penalties	$ 4	$ 5

During 2022, 2021 and 2020, a net benefit of $1 million, nil and nil for interest and penalties was recognized in our Consolidated Statements of Income as components of our income tax provision, respectively.

The Company's results are subject to examination in the U.S. federal jurisdiction as well as various U.S. state jurisdictions as part of YUM's and our own income tax filings, and separately in foreign jurisdictions. Any liability arising from these examinations related to periods prior to the separation is expected to be settled among the Company, YCCL and YUM in accordance with the tax matters agreement we entered into in connection with the separation.

We are subject to reviews, examinations and audits by Chinese tax authorities, the IRS and other tax authorities with respect to income and non-income based taxes. Since 2016, we have been under a national audit on transfer pricing by the STA in China regarding our related party transactions for the period from 2006 to 2015. The information and views currently exchanged with the tax authorities focuses on our franchise arrangement with YUM. We continue to provide information requested by the tax authorities to the extent it is available to the Company. It is reasonably possible that there could be significant developments, including expert review and assessment by the STA, within the next 12 months. The ultimate assessment and decision of the STA will depend upon further review of the information provided, as well as ongoing technical and other discussions with the STA and in-charge local tax authorities, and therefore, it is not possible to reasonably estimate the potential impact at this time. We will continue to defend our transfer pricing position. However, if the STA prevails in the assessment of additional tax due based on its ruling, the assessed tax, interest and penalties, if any, could have a material adverse impact on our financial position, results of operations and cash flows.

Note 18—Segment Reporting

The Company has two reportable segments: KFC and Pizza Hut. Our remaining operating segments, including the operations of Taco Bell, Lavazza, Little Sheep, Huang Ji Huang, COFFii & JOY, East Dawning, our delivery operating segment and our e-commerce business, are combined and referred to as All Other Segments, as these operating segments are insignificant both individually and in the aggregate.

2022							
	KFC	Pizza Hut	All Other Segments	Corporate and Unallocated[a]	Combined	Elimination	Consolidated
Revenues							
Revenue from external customers	$ 7,219	$ 1,960	$ 155	$ 235	$ 9,569	$ —	$ 9,569
Inter-segment revenue	—	—	516	18	534	(534)	—
Total	$ 7,219	$ 1,960	$ 671	$ 253	$ 10,103	$ (534)	$ 9,569

2021							
	KFC	Pizza Hut	All Other Segments	Corporate and Unallocated[a]	Combined	Elimination	Consolidated
Revenues							
Revenue from external customers	$ 7,003	$ 2,109	$ 227	$ 514	$ 9,853	$ —	$ 9,853
Inter-segment revenue	—	—	246	6	252	(252)	—
Total	$ 7,003	$ 2,109	$ 473	$ 520	$ 10,105	$ (252)	$ 9,853

2020							
	KFC	Pizza Hut	All Other Segments	Corporate and Unallocated[a]	Combined	Elimination	Consolidated
Revenues							
Revenue from external customers	$ 5,821	$ 1,730	$ 184	$ 528	$ 8,263	$ —	$ 8,263
Inter-segment revenue	—	—	58	—	58	(58)	—
Total	$ 5,821	$ 1,730	$ 242	$ 528	$ 8,321	$ (58)	$ 8,263

Form 10-K

Operating Profit (Loss)

	2022	2021	2020
KFC[b]	$ 787	$ 827	$ 801
Pizza Hut	70	111	62
All Other Segments	(50)	(29)	(7)
Unallocated revenues from transactions with franchisees and unconsolidated affiliates[c]	211	500	533
Unallocated Other revenues	42	20	32
Unallocated expenses for transactions with franchisees and unconsolidated affiliates[c]	(211)	(497)	(531)
Unallocated Other operating costs and expenses	(39)	(17)	(30)
Unallocated and corporate G&A expenses	(184)	(171)	(144)
Unallocated Other income[d]	3	642	245
Operating Profit	$ 629	$ 1,386	$ 961
Interest income, net[a]	84	60	43
Investment (loss) gain[a]	(26)	(54)	104
Income Before Income Taxes and Equity in Net Earnings (Losses) from Equity Method Investments	$ 687	$ 1,392	$ 1,108

Depreciation and Amortization

	2022	2021	2020
KFC	$ 460	$ 378	$ 315
Pizza Hut	108	111	113
All Other Segments	10	9	8
Corporate and Unallocated	24	18	14
	$ 602	$ 516	$ 450

Impairment Charges

	2022	2021	2020
KFC[e]	$ 31	$ 30	$ 32
Pizza Hut[e]	9	13	29
All Other Segments[e]	11	5	5
	$ 51	$ 48	$ 66

Capital Spending

	2022	2021	2020
KFC	$ 327	$ 398	$ 257
Pizza Hut	116	98	61
All Other Segments	16	16	5
Corporate and Unallocated	220	177	96
	$ 679	$ 689	$ 419

Total Assets

	2022	2021
KFC	$ 5,296	$ 6,072
Pizza Hut	880	972
All Other Segments	381	454
Corporate and Unallocated[f]	5,269	5,725
	$ 11,826	$ 13,223

(a)   Amounts have not been allocated to any segment for performance reporting purposes.

(b)   Includes equity income from investments in unconsolidated affiliates that operate our concepts of nil, $50 million and $63 million in 2022, 2021 and 2020, respectively.

(c)   Primarily includes revenues and associated expenses of transactions with franchisees and unconsolidated affiliates derived from the Company's central procurement model whereby the Company centrally purchases substantially all food and paper products from suppliers then sells and delivers to KFC and Pizza Hut restaurants, including franchisees and unconsolidated affiliates that operate our concepts. Amounts have not been allocated to any segment for purposes of making operating decisions or assessing financial performance as the transactions are deemed corporate revenues and expenses in nature.

(d) In 2021, unallocated other income primarily includes gain from re-measurement of previously held equity interest in connection with the acquisition of Hangzhou KFC and the Lavazza joint venture. In 2020, unallocated other income primarily includes gain from re-measurement of previously held equity interest in connection with the acquisition Suzhou KFC in 2020. See Note 3.

(e) Primarily includes store closure impairment charges, restaurant-level impairment charges resulting from our semi-annual impairment evaluation as well as our additional impairment evaluation performed in the first quarter of 2020 in response to adverse impact from the COVID-19 pandemic. See Note 13.

(f) Primarily includes cash and cash equivalents, short-term investments, investment in equity securities of Meituan, equity method investments, long-term time deposits, inventories that are centrally managed and PP&E.

As substantially all of the Company's revenue is derived from the PRC and substantially all of the Company's long-lived assets are located in the PRC, no geographical information is presented. In addition, revenue derived from and long-lived assets located in the U.S., the Company's country of domicile, are immaterial.

Note 19—Contingencies

Indemnification of China Tax on Indirect Transfers of Assets

In February 2015, the STA issued Bulletin 7 on Income arising from Indirect Transfers of Assets by Non-Resident Enterprises. Pursuant to Bulletin 7, an "indirect transfer" of Chinese taxable assets, including equity interests in a Chinese resident enterprise ("Chinese interests"), by a non-resident enterprise, may be recharacterized and treated as a direct transfer of Chinese taxable assets, if such arrangement does not have reasonable commercial purpose and the transferor has avoided payment of Chinese enterprise income tax. As a result, gains derived from such an indirect transfer may be subject to Chinese enterprise income tax at a rate of 10%.

YUM concluded and we concurred that it is more likely than not that YUM will not be subject to this tax with respect to the distribution. However, given how recently Bulletin 7 was promulgated, there are significant uncertainties regarding what constitutes a reasonable commercial purpose, how the safe harbor provisions for group restructurings are to be interpreted and how the taxing authorities will ultimately view the distribution. As a result, YUM's position could be challenged by Chinese tax authorities resulting in a 10% tax assessed on the difference between the fair market value and the tax basis of the separated China business. As YUM's tax basis in the China business is minimal, the amount of such a tax could be significant.

Any tax liability arising from the application of Bulletin 7 to the distribution is expected to be settled in accordance with the tax matters agreement between the Company and YUM. Pursuant to the tax matters agreement, to the extent any Chinese indirect transfer tax pursuant to Bulletin 7 is imposed, such tax and related losses will be allocated between YUM and the Company in proportion to their respective share of the combined market capitalization of YUM and the Company during the 30 trading days after the separation. Such a settlement could be significant and have a material adverse effect on our results of operations and our financial condition. At the inception of the tax indemnity being provided to YUM, the fair value of the non-contingent obligation to stand ready to perform was insignificant and the liability for the contingent obligation to make payment was not probable or estimable.

Guarantees for Franchisees

From time to time we have guaranteed certain lines of credit and loans of franchisees. As of December 31, 2022, no guarantees were outstanding for franchisees.

Indemnification of Officers and Directors

The Company's amended and restated certificate of incorporation and amended and restated bylaws include provisions that require the Company to indemnify directors or officers for monetary damages for actions taken as a director or officer of the Company or while serving at the Company's request as a director or officer or another position at another corporation or enterprise, as the case may be. The Company purchases standard directors and officers insurance to cover claims or a portion of the claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company's bylaws or in the indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. The Company has not been required to make payments related to these obligations, and the fair value for these obligations is zero as of December 31, 2022.

Legal Proceedings

The Company is subject to various lawsuits covering a variety of allegations from time to time. The Company believes that the ultimate liability, if any, in excess of amounts already provided for these matters in the Consolidated Financial Statements, is not likely to have a material adverse effect on the Company's annual results of operations, financial condition or cash flows. Matters faced by the Company from time to time include, but are not limited to, claims from landlords, employees, customers and others related to operational, contractual or employment issues.

Note 20—Subsequent Events

Cash Dividend

On February 7, 2023, the Company announced that the board of directors declared a cash dividend of $0.13 per share on Yum China's common stock, payable as of the close of business on March 28, 2023, to stockholders of record as of the close of business on March 7, 2023. Total estimated cash dividend payable is approximately $54 million.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on the evaluation, performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including the CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

KPMG Huazhen LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Form 10-K and the effectiveness of our internal control over financial reporting as of December 31, 2022 and has issued their report, included herein.

Changes in Internal Control over Financial Reporting

There were no changes with respect to the Company's internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, internal control over financial reporting during the quarter ended December 31, 2022.

ITEM 9B. Other Information.

None.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

As of March 1, 2023, the Company has determined that it is not owned or controlled by a governmental entity in mainland China based on the fact that, as of such date, no such governmental entity had filed a Schedule 13D or 13G with respect to the Company's securities, the Company is not a party to any material contracts with such a foreign governmental party, and there is no such foreign government representative on the Company's board of directors. For further information, see "Item 1. Business—Doing Business in China—Holding Foreign Companies Accountable Act" and "Item 1A. Risk Factors—Risks Related to Doing Business in China—The audit report included in this Form 10-K is prepared by auditors who are located in China, and in the event the PCAOB is unable to inspect our auditors, our common stock will be subject to potential delisting from the New York Stock Exchange."

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance.

Information regarding the Company's Audit Committee and the Audit Committee financial expert, the Company's code of conduct and background of the directors appearing under the captions "Governance of the Company" and "Election of Directors" is incorporated herein by reference to the 2023 Proxy Statement.

Information regarding executive officers of the Company is incorporated by reference from Part I of this Form 10-K.

ITEM 11. Executive Compensation.

Information regarding executive and director compensation and the Company's Compensation Committee appearing under the captions "Executive Compensation", "2022 Director Compensation" and "Governance of the Company" is incorporated herein by reference to the 2023 Proxy Statement.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding equity compensation plans and security ownership of certain beneficial owners and management appearing under the captions "Executive Compensation" and "Stock Ownership Information" is incorporated herein by reference to the 2023 Proxy Statement.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions and information regarding director independence appearing under the caption "Governance of the Company" is incorporated herein by reference to the 2023 Proxy Statement.

ITEM 14. Principal Accountant Fees and Services.

Information regarding principal accountant fees and services and audit committee pre-approval policies and procedures appearing under the caption "Approval and Ratification of Independent Auditor" is incorporated herein by reference to the 2023 Proxy Statement.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

(a) (1) Financial Statements: Consolidated Financial Statements filed as part of this report are listed under Part II, Item 8 of this Form 10-K.

(2) Financial Statement Schedules: No schedules are required because either the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements thereto filed as a part of this Form 10-K.

(3) Exhibits: The exhibits listed in the accompanying Exhibit Index are filed as part of this Form 10-K. The Index to Exhibits specifically identifies each management contract or compensatory plan required to be filed as an exhibit to this Form 10-K.

Form 10-K

Yum China Holdings, Inc.
Exhibit Index
(Item 15)

Exhibit Number	Description of Exhibits
2.1**	Separation and Distribution Agreement, dated as of October 31, 2016, by and among Yum! Brands, Inc., Yum Restaurants Consulting (Shanghai) Company Limited and Yum China Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on November 1, 2016).
3.1	Amended and Restated Certificate of Incorporation of Yum China Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on June 2, 2021).
3.2	Amended and Restated Bylaws of Yum China Holdings, Inc., effective from October 24, 2022 (incorporated by reference to Exhibit 3.1 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on October 19, 2022).
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 to Yum China Holdings, Inc.'s Annual Report on Form 10-K filed on February 28, 2022).
10.1	Master License Agreement, dated as of October 31, 2016, by and between Yum! Restaurants Asia Pte. Ltd. and Yum Restaurants Consulting (Shanghai) Company Limited (incorporated by reference to Exhibit 10.1 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on November 1, 2016).
10.2	Tax Matters Agreement, dated as of October 31, 2016, by and among Yum! Brands, Inc., Yum China Holdings, Inc. and Yum Restaurants Consulting (Shanghai) Company Limited (incorporated by reference to Exhibit 10.2 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on November 1, 2016).
10.3	Employee Matters Agreement, dated as of October 31, 2016, by and between Yum! Brands, Inc. and Yum China Holdings, Inc. (incorporated by reference to Exhibit 10.3 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on November 1, 2016).
10.4	Name License Agreement, dated as of October 31, 2016, by and between Yum! Brands, Inc. and Yum China Holdings, Inc. (incorporated by reference to Exhibit 10.5 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on November 1, 2016).
10.5	Guaranty of Master License Agreement, dated as of October 31, 2016, by Yum China Holdings, Inc. (incorporated by reference to Exhibit 10.6 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on November 1, 2016).
10.6	Investment Agreement, dated as of September 1, 2016, by and among Yum! Brands, Inc., Yum China Holdings, Inc. and Pollos Investment L.P. (incorporated by reference to Exhibit 10.11 to Amendment No. 5 to Yum China Holdings, Inc.'s Registration Statement on Form 10, filed on September 16, 2016).
10.7	Investment Agreement, dated as of September 1, 2016, by and among Yum! Brands, Inc., Yum China Holdings, Inc. and API (Hong Kong) Investment Limited (incorporated by reference to Exhibit 10.12 to Amendment No. 5 to Yum China Holdings, Inc.'s Registration Statement on Form 10, filed on September 16, 2016).
10.8	Letter Agreement, dated as of October 7, 2016, by and among Yum! Brands, Inc., Yum China Holdings, Inc., API (Hong Kong) Investment Limited and Pollos Investment L.P. (incorporated by reference to Exhibit 10.9 to Yum China Holdings, Inc.'s Annual Report on Form 10-K filed on March 8, 2017).

Form 10-K

Exhibit Number	Description of Exhibits
10.9	Shareholders Agreement, dated as of November 1, 2016, by and among Yum China Holdings, Inc., Pollos Investment L.P. and API (Hong Kong) Investment Limited (incorporated by reference to Exhibit 10.7 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on November 1, 2016).
10.10	Form of Yum China Holdings, Inc. Indemnification Agreement (incorporated by reference to Exhibit 10.10 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on November 1, 2016).
10.11	Yum China Holdings, Inc. Long Term Incentive Plan (incorporated by reference to Exhibit 10.7 to Amendment No. 5 to Yum China Holdings, Inc.'s Registration Statement on Form 10, filed on September 16, 2016). †
10.12	Yum China Holdings, Inc. Leadership Retirement Plan (incorporated by reference to Exhibit 10.8 to Amendment No. 5 to Yum China Holdings, Inc.'s Registration Statement on Form 10, filed on September 16, 2016). †
10.13	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.10 to Amendment No. 5 to Yum China Holdings, Inc.'s Registration Statement on Form 10, filed on September 16, 2016). †
10.14	Form of Stock Appreciation Right Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 5 to Yum China Holdings, Inc.'s Registration Statement on Form 10, filed on September 16, 2016). †
10.15	Letter of Understanding issued by Yum China Holdings, Inc. to Johnson Huang, dated as of February 6, 2017 (incorporated by reference to Exhibit 10.21 to Yum China Holdings, Inc.'s Annual Report on Form 10-K filed on March 8, 2017). †
10.16	Transition Agreement, dated as of September 29, 2017, by and between Yum China Holdings, Inc. and Micky Pant (incorporated by reference to Exhibit 10.1 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on October 5, 2017). †
10.17	Letter of Understanding, dated as of September 29, 2017, by and between Yum China Holdings, Inc. and Joey Wat (incorporated by reference to Exhibit 10.2 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on October 5, 2017). †
10.18	Yum China Holdings, Inc. Performance Share Unit Plan (incorporated by reference to Exhibit 10.1 to Yum China Holdings, Inc.'s Quarterly Report on Form 10-Q filed on May 4, 2018). †
10.19	Term Employment Agreement, dated as of March 22, 2019, by and between Yum China Holdings, Inc. and Shella Ng (incorporated by reference to Exhibit 10.1 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on March 22, 2019). †
10.20	Employment Letter, effective September 16, 2019, by and between Yum China Holdings, Inc. and Andy Yeung (incorporated by reference to Exhibit 10.2 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on September 6, 2019). †
10.21	Yum China Holdings, Inc. Change in Control Severance Plan (incorporated by reference to Exhibit 10.1 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on October 2, 2019). †
10.22	Confirmatory License Agreement, dated January 1, 2020, by and between by and between Yum Restaurants Consulting (Shanghai) Company Limited and YRI China Franchising LLC. (incorporated by reference to Exhibit 10.24 to Yum China Holdings, Inc.'s Annual Report on Form 10-K filed on February 26, 2021).

Form 10-K

Exhibit Number	Description of Exhibits
10.23	Form of Yum China Holdings, Inc. Long Term Incentive Plan Performance Share Units Agreement (Annual PSU Grants) (incorporated by reference to Exhibit 10.1 to Yum China Holding, Inc.'s Quarterly Report on Form 10-Q filed on May 8, 2020). †
10.24	Form of Yum China Holdings, Inc. Long Term Incentive Plan Performance Share Units Agreement (Partner PSU Awards) (incorporated by reference to Exhibit 10.2 to Yum China Holding, Inc.'s Quarterly Report on Form 10-Q filed on May 8, 2020). †
10.25	Form of Yum China Holdings, Inc. Long Term Incentive Plan Restricted Stock Units Agreement (incorporated by reference to Exhibit 10.3 to Yum China Holding, Inc.'s Quarterly Report on Form 10-Q filed on May 8, 2020). †
10.26	Form of Yum China Holdings, Inc. Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.4 to Yum China Holding, Inc.'s Quarterly Report on Form 10-Q filed on May 8, 2020). †
10.27	Yum China Holdings, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.1 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on September 27, 2021). †
10.28	Senior Advisor Service Contract, dated July 15, 2021, by and between Yum China Holdings, Inc. and Christian L. Campbell (incorporated by reference to Exhibit 10.1 to Yum China Holding, Inc.'s Quarterly Report on Form 10-Q filed on November 8, 2021). †
10.29	Post-Termination Agreement, dated November 5, 2021, by and between Yum China Holdings, Inc. and Danny Tan (incorporated by reference to Exhibit 10.1 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on November 8, 2021). †
10.30	Y&L Coffee Limited Long Term Incentive Plan I (incorporated by reference to Exhibit 10.1 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on February 11, 2022). †
10.31	Form of Performance Share Agreement (for U.S. Tax Payers) (incorporated by reference to Exhibit 10.2 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on February 11, 2022). †
10.32	Form of Performance Share Agreement (for Non-U.S. Tax Payers) (incorporated by reference to Exhibit 10.3 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on February 11, 2022). †
10.33	Yum China Holdings, Inc. 2022 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Yum China Holdings, Inc.'s Current Report on Form 8-K filed on October 12, 2022). †
10.34***	Amendment No. 1 to Master License Agreement, dated as of April 15, 2022, by and between YRI China Franchising LLC and Yum Restaurants Consulting (Shanghai) Company Limited (incorporated by reference to Exhibit 10.1 to Yum China Holdings, Inc.'s Current Report on Form 10-Q filed on May 6, 2022).
21.1	Subsidiaries of Yum China Holdings, Inc.*
23.1	Consent of Independent Registered Public Accounting Firm.*
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

Form 10-K

Exhibit Number	Description of Exhibits
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
104	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Inline XBRL document *

* Filed or furnished herewith.

** Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules and/or exhibits will be furnished to the Securities and Exchange Commission upon request.

*** Portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

† Indicates a management contract or compensatory plan.

ITEM 16.   Form 10-K Summary.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


YUM CHINA HOLDINGS, INC.


By: /s/ Joey Wat
_____

Joey Wat
Chief Executive Officer

Date: March 1, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joey Wat Joey Wat	Chief Executive Officer and Director (principal executive officer)	March 1, 2023
/s/ Andy Yeung Andy Yeung	Chief Financial Officer (principal financial officer)	March 1, 2023
/s/ Xueling Lu Xueling Lu	Controller (controller and principal accounting officer)	March 1, 2023
/s/ Peter A. Bassi Peter A. Bassi	Director	March 1, 2023
/s/ Edouard Ettedgui Edouard Ettedgui	Director	March 1, 2023
/s/ Cyril Han Cyril Han	Director	March 1, 2023
/s/ Louis T. Hsieh Louis T. Hsieh	Director	March 1, 2023
/s/ Fred Hu Fred Hu	Director	March 1, 2023
/s/ Ruby Lu Ruby Lu	Director	March 1, 2023
/s/ Zili Shao Zili Shao	Director	March 1, 2023
/s/ William Wang William Wang	Director	March 1, 2023
/s/ Min (Jenny) Zhang Min (Jenny) Zhang	Director	March 1, 2023

